Form 20-F
period 2000-03-31
NEW CHINA HOMES LTD
filed 2000-10-02
CIK 1094369

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    For the fiscal year ended March 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the transition period from ________to _________.

Commission file number:    0-30304

                              NEW CHINA HOMES, LTD.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                              New China Homes, Ltd.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                 Cayman Islands
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

    16/F Far East Consortium Building, 121 Des Voeux Road, Central, Hong Kong
--------------------------------------------------------------------------------
                     (Address of principal or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                                  Name of each exchange
Title of each class                               on which registered
Common Shares, par value $1.00 per share          Nasdaq National Market
-----------------------------------------         ------------------------------
Redeemable Common Share Purchase Warrants         Nasdaq National Market
-----------------------------------------         ------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                 (Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares, par value $ 1.00 per share:     12,700,000
                                               ---------------------------------

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         [X] Yes [ ] No

         Indicate by check mark which financial statement item the registrant has elected to follow:

         [ ] Item 17 [X] Item 18

                                TABLE OF CONTENTS

INTRODUCTION...................................................................1

PART I.........................................................................2

    Item 1.       Identity of Directors, Senior Management and Advisors........2
    Item 2.       Offer Statistics and Expected Timetable......................2
    Item 3.       Key Information..............................................2
                  Selected Financial Data......................................2
                  Risk Factors.................................................8
    Item 4.       Information on the Company..................................22
    Item 5.       Operating and Financial Review and Prospects................45
    Item 6.       Directors, Senior Management and Employees..................51
    Item 7.       Major Shareholder and Related Party Transactions............60
    Item 8.       Financial Information.......................................61
    Item 9.       The Offer and Listing.......................................62
    Item 10.      Additional Information......................................62
    Item 11.      Quantitative and Qualitative Disclosures About Market Risk..77
    Item 12.      Description of Securities Other than Equity Securities......77

PART II.......................................................................77

    Item 13.      Defaults, Dividend Arrearages and Delinquencies.............77
    Item 14.      Material Modifications to the Rights of Security Holders
                  and Use of Proceeds.........................................77
    Item 15.      Reserved....................................................78
    Item 16.      Reserved....................................................78
    Item 17.      Financial Statements........................................78

PART III......................................................................78

    Item 18.      Financial Statements........................................78
    Item 19.      Exhibits....................................................78

                                  INTRODUCTION

         This Annual Report on Form 20-F for the fiscal year ended March 31, 2000 constitutes our initial Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission (the "Commission"). This Annual Report on Form 20-F includes our audited consolidated financial statements as at March 31, 1998, 1999 and 2000.

         We completed the initial public offering of 2,000,000 shares of our common stock, par value $1.00 per share (the "Common Shares") and 2,000,000 redeemable common share purchase warrants (the "Warrants") in March 2000. In that month, we also listed our Common Shares and Warrants on the Nasdaq National Market ("NASDAQ") under the symbols "NEWC" and "NEWCW", respectively.

International Disclosure Standards

         On September 28, 1999, the Commission adopted international disclosure standards for foreign private issuers that will become mandatory for annual reports relating to fiscal years ending on or after September 30, 2000. New China Homes has voluntarily prepared this Annual Report in accordance with the new standards.

Forward-Looking Information

         Information contained in this Annual Report contains certain "forward-looking statements" and information relating to New China Homes which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "estimate", "plan", "project", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology. Such statements reflect the current views of our management with respect to future events and are subject to numerous risks, uncertainties and assumptions, including the risk factors described in this Annual Report. No assurance can be given that the future results covered by the forward-looking statements or projections will be achieved. There can be no assurance that these assumptions will prove accurate or that future events will not cause material changes in our business which adversely affect financial results. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including, among others, the development of the private residential and commercial real estate markets in Shanghai and Beijing, interest rate and inflation fluctuations, our ability to obtain the requisite additional financing, governmental uncertainties, general competition and price pressures in the marketplace, our ability to control costs and expenses, currency fluctuations and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected.

Currency Translation

         We have prepared our financial statements in accordance with United States generally accepted accounting principles ("US GAAP") and published such statements in Hong Kong dollars. All references to "HK$" are to Hong Kong dollars. All references to "U.S. dollars," "dollars," "US$" or "$" are to United

States dollars. All references to "RMB" are to Chinese Renminbi. For your convenience, conversion of amounts from Hong Kong dollars and Chinese Renminbi into United States dollars have been made at the unified exchange rate of US$
1.00 = HK$ 7.7867 and US$ 1.00 = RMB 8.2787, the noon buying rate in New York City for cable transfers in Hong Kong dollars and Chinese Renminbi, respectively, as certified for customs purposes by the Federal Reserve Bank in New York on March 31, 2000. Such translations should not be construed as representations that the Hong Kong dollar amounts could be converted into United States dollars, at that rate or any other rate.

         On consolidation, the financial statements of our joint venture subsidiary in China are translated from Renminbi, being its functional currency, into Hong Kong dollars. The translation of Hong Kong dollar amounts into United States dollars within the consolidated financial statements are for convenience only and have been made at a rate of US$ 1.00 = HK$ 7.75 and US$ 1.00 = RMB
8.246. Such translations should not be construed as representations that the Hong Kong dollar amounts could be converted into United States dollars, at that rate or any other rate.

                                     PART I

Item 1.           Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.           Offer Statistics and Expected Timetable

Not Applicable

Item 3.           Key Information

         A.       Selected Consolidated Financial and Operating Data

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

We have derived the selected statement of operations data for the fiscal years ended March 31, 1997, 1998, 1999 and 2000 and the selected balance sheet data as of March 31, 1999 and 2000 presented below from our audited consolidated financial statements prepared in accordance with US GAAP. We derived the selected statement of operations data for the fiscal year ended March 31, 1996 from our unaudited consolidated financial statements which were prepared on the same basis as our audited consolidated financial statements, and include all adjustments which we believe are necessary to present fairly the data for such period. You should read the selected financial and operating data presented below together with "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Statement of Operations Data:

                                                                           Year ended March 31,
                                                         -------------------------------------------------------
                                                          1996    1997       1998          1999         2000         2000
                                                         ------  -------  -----------   -----------  -----------  -----------
                                                           HK$     HK$        HK$           HK$          HK$          US$

Operating revenues ....................................      --       --   74,197,884   270,830,228  174,742,842   22,547,463
                                                         ======  =======  ===========   ===========  ===========  ===========
Operating (loss) income before interest and
  income taxes ........................................  (8,985) (10,609)  (4,266,325)   47,222,053   15,057,529    1,942,907
Interest expenses .....................................      --       --    1,451,955     6,306,527    2,684,925      346,442
                                                         ------  -------  -----------   -----------  -----------  -----------
(Loss) income before income taxes .....................  (8,985) (10,609)  (5,718,280)   40,915,526   12,372,604    1,596,465
Income taxes ..........................................      --       --   (1,430,566)   15,773,365    7,508,689      968,863
                                                         ------  -------  -----------   -----------  -----------  -----------
(Loss) income before minority interests ...............  (8,985) (10,609)  (4,287,714)   25,142,161    4,863,915      627,602
Minority interests ....................................      --       --      (41,358)      570,569      263,568       34,009
                                                         ------  -------  -----------   -----------  -----------  -----------
Net (loss) income .....................................  (8,985) (10,609)  (4,246,356)   24,571,592    4,600,347      593,593
                                                         ======  =======  ===========   ===========  ===========  ===========
(Loss) earnings per share - basic .....................   (8.99)  (10.61)   (4,246.36)    24,571.59         0.44         0.06
                                                         ======  =======  ===========   ===========  ===========  ===========
(Loss) earnings per share - diluted ...................   (8.99)  (10.61)   (4,246.36)    24,571.59         0.44         0.06
                                                         ======  =======  ===========   ===========  ===========  ===========
Weighted average number of shares outstanding
- basic (See note (1)) ................................   1,000    1,000        1,000         1,000   10,538,630   10,538,630
                                                         ======  =======  ===========   ===========  ===========  ===========
Weighted average number of shares outstanding
- diluted (See note (1)) ..............................   1,000    1,000        1,000         1,000   10,575,467   10,575,467
                                                         ======  =======  ===========   ===========  ===========  ===========

No dividends have been paid during the periods indicated above.

Balance Sheet Data:

                                                             As of March 31,
                                                -----------------------------------------
                                                   1999           2000            2000
                                                -----------    -----------     ----------
                                                    HK$            HK$             US$
Total assets ...............................    221,500,707    386,945,862     49,928,497
Long-term debt .............................             --      6,090,633        785,888
Total stockholders' equity .................     22,570,734    182,027,011     23,487,356

(1) Adjusted to give effect to a 999-for-one stock split effected in August 1999.

(2) As of March 31, 1999 and March 31, 2000, Shanghai Chingchu had a total of HK$ 81 million and HK$ 76 million, respectively, of outstanding mortgage loans subject to performance guarantees. Shanghai Chingchu has agreed to secure the obligations of California Gardens home purchasers to make repayment to the mortgages of their homes. The performance guarantees provide that upon default by a home purchaser of its obligation to repay the mortgage installments for three consecutive months, the relevant mortgage bank may require Shanghai Chingchu to pay the outstanding mortgage. As of March 31, 2000, Shanghai Chingchu has not been required to make any payment under these performance guarantees.

Key Operating Data:

  The following tables set forth our key operating data as of March 31, 2000:

a)       Revenue recognized for the sale of homes in California Gardens:

                                                          Fiscal year ended March 31,
                                                --------------------------------------------
                                                1998               1999               2000
                                                ----               ----               ----
                                          (in HK$ millions)  (in HK$ millions)  (in HK$ millions)
Phase I...............................         73.92              35.26                 0.23
Phase II..............................             -             234.66                22.71
Phase IIA.............................             -                  -                    -
Phase III.............................             -                  -               151.13
Phase IV..............................             -                  -                    -
                                               73.92             269.92               174.07
                                               =====             ======               ======

Under US GAAP, we recognize revenue from the sale of homes on a percentage of completion basis. The tables below, however, provide information based upon the purchase price of units for which a sales purchase agreement has been executed and we have received at last 90% of the purchase price, plus the amount of deposits, or booking fees received by us for units which have not been purchased.

a)       Total revenue:

-------------------------------------------------------------
                    Number of Units         Total Sales Value
                                                 HK$ '000
-------------------------------------------------------------
Purchased                     1,500                   519,594
-------------------------------------------------------------
Booked                          509                   193,211
-------------------------------------------------------------
Total                         2,009                   712,805
-------------------------------------------------------------

b)       During the fiscal year ended March 31,2000, we received a total of HK$
         9.96 million in booking fees and HK$ 0.23 million booking fees were owed to us by home buyers. As of March 31, 2000, the average booking fee taken by us was HK$ 18,700. As of March 31, 2000, the average unit price of HK$ 341,000 for homes sold is comprised of a HK$ 18,700 booking fee and HK$ 322,300 for the balance of the home price.

o Booking fees are the refundable deposits from potential homes buyers which reserve a person's right to purchase a home at a later date until we have started construction and secured the requisite pre-sales permits from the relevant land administration bureau. The term "sold" refers to the signing of a sales and purchase agreement and the receipt of 90% of all sales proceeds.

c) When a home buyer has paid 30% of the total purchase price (inclusive of the booking fee), the home buyer is eligible to execute a pre-sales agreement. When signing a pre-sales agreement, a home buyer must specify the method of paying the remaining 70%, which generally can be made through one or more of the following options: 1. Mortgage; 2. Public housing fund; 3. A mixture of mortgage and public housing fund; or 4. Installment.

         For settlement methods one, two, or three, the balance of the purchase price is required to be paid within two months from the date of signing the pre-sales agreement. If a home buyer elects to pay the balance of the purchase price in installments, 90% of the purchase price is required to be paid within two months from the date of signing the pre-sales agreement and the remaining 10% is required to be paid on delivery of the home unit.

         Regardless of the method of settlement selected, at least 90% of the total purchase consideration is required to be settled within 2 months from the date of signing the pre-sales agreements. It is at the date of signing the pre-sales agreement that a home unit is considered to be "purchased" by a home buyer because a condition of sales under the percentage of completion method is established. Revenue will therefore be recognized in accordance with the percentage of completion method of accounting.

         The following table sets forth information as to the timing of payment of the purchase price balance by home buyers who paid a booking fee:

         A-- represents: the home buyers who made the timely payment of 90% of the purchase price, i.e. within 2 months from the date of signing the pre-sales agreement.

         B-- represents: the home buyers who were late in paying 90% of the purchase price, but paid the 90% of the purchase price as at March 31, 2000.

         C-- represents: the home buyers who are current late in their payment of 90% of the purchase price, but have paid a portion of the amount due, the booking fee excepted.

         D-- represents: the home buyers whose purchase price balance is not currently due.

---------------------------------------------------------------------------------------------------------------------
                       Phase I                   Phase II                  Phase III                 Total
  Category     ------------------------------------------------------------------------------------------------------
               Number      Percentage    Number      Percentage    Number      Percentage   Number      Percentage
               of Units                  of Units                  of Units                 of Units
---------------------------------------------------------------------------------------------------------------------
A                  75         20.55%        205         27.55%        157        40.15%        437         29.13%
---------------------------------------------------------------------------------------------------------------------
B                 285         78.08%        517         69.49%        199        50.90%      1,001         66.73%
---------------------------------------------------------------------------------------------------------------------
C                   5          1.37%         20          2.69%         33         8.44%         58          3.87%
---------------------------------------------------------------------------------------------------------------------
D                   -          0.00%          2          0.27%          2         0.51%          4          0.27%
---------------------------------------------------------------------------------------------------------------------
Total             365        100.00%        744        100.00%        391       100.00%      1,500        100.00%
---------------------------------------------------------------------------------------------------------------------

         Delays may be caused for the following reasons:

         1. Mortgages are new financial products in China and the bankers providing such facilities to new home buyers are unfamiliar with the procedure.

         2. The Public Housing Fund does not have sufficient money to fund the borrowing because of the high demand.

         3.       the delay was caused by home buyers' Personal reasons.

d)       Status of payment for homes purchased as at March 31, 2000.


-----------------------------------------------------------------------------------------------------
                               Number of       Total Sales        Amount Paid         Amount Owing
                                 Units            Value
-----------------------------------------------------------------------------------------------------
                                               HK$'000            HK$'000             HK$'000
-----------------------------------------------------------------------------------------------------
Phase I                             365           109,987             108,973               1,013
-----------------------------------------------------------------------------------------------------
Phase II                            744           258,478             253,104               5,374
-----------------------------------------------------------------------------------------------------
Phase III                           391           151,129             143,065               8,064
-----------------------------------------------------------------------------------------------------
Total                             1,500           519,594             505,142              14,451
-----------------------------------------------------------------------------------------------------

Total sales value is based on the full purchase price of the home purchased. As at March 31, 2000, Phases I, II and III have been constructed and are currently ready for delivery or have been delivered.

The following table sets forth a categorical analysis of the status of payment of homes as at March 31, 2000:


-----------------------------------------------------------------------------
                            Phase I      Phase II    Phase III      Total
                          ---------------------------------------------------
     Category               HK$'000       HK$'000     HK$'000      HK$'000
-----------------------------------------------------------------------------
     A                           -          125         641          766       (note below)
-----------------------------------------------------------------------------
     B                         -53           67         266          281       (note below)
-----------------------------------------------------------------------------
     C                       1,066        4,608       6,780       12,455
-----------------------------------------------------------------------------
     D                           -          573         376          949
-----------------------------------------------------------------------------
     Total                   1,014        5,374       8,064       14,451
-----------------------------------------------------------------------------

          Note:

          These represent the remaining 10% of the purchase price required to be paid upon the delivery of the home unit.

e) The number of homes completed but not sold as of March 31, 2000 is as follows:

----------------------------------------------------------------------------------------------
                                            Number of Homes    Number of         Number of
                                              Completed        Homes Sold      Homes Not Sold
----------------------------------------------------------------------------------------------
               Phase I                           365             365                  -
----------------------------------------------------------------------------------------------
               Phase II                          752             744                  8
----------------------------------------------------------------------------------------------
               Phase III                         416             391                 25
----------------------------------------------------------------------------------------------
               Total                           1,533           1,500                 33
----------------------------------------------------------------------------------------------

Exchange Rate Information

         The following table sets forth the average buying rate for Renminbi and Hong Kong dollars expressed as per one U.S. dollar for the fiscal years 1997, 1998, 1999, and 2000.

                                          Renminbi        Hong Kong Dollars
                       Fiscal Year    Average (1) (2)          Average (1) (2)
                       -----------    ---------------     --------------------
                          1996             8.3413                7.7346
                          1997             8.3342                7.7379
                          1998             8.3105                7.7428
                          1999             8.2916                7.7479
                          2000             8.2783                7.7685

================================================================================
(1) The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York.

(2) Determined by averaging the rates on the last business day of each month during the relevant period.

         During the first quarter of fiscal year 2001(April 1, 2000 through June 30, 2000), the average noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York was one U.S. dollar equals HK$ 7.7929 Hong Kong dollars or
8.2784 Renminbi.

         The following table sets forth the high and low exchange rates for Renminbi and Hong Kong dollars expressed as per one U.S. dollar during the past six months.

                                     Renminbi               Hong Kong Dollars
                                     --------               -----------------
         Month Ended             High        Low             High        Low
         -----------             ----        ---             ----        ---

         March 31, 2000         8.2795     8.2777           7.7867      7.7824
         April 30, 2000         8.2799     8.2785           7.7890      7.7863
         May 31, 2000           8.2799     8.2768           7.7927      7.7890
         June 30, 2000          8.2782     8.2768           7.7960      7.7910
         July 31, 2000          8.2798     8.2786           7.7987      7.7960
         August 31, 2000        8.2799     8.2788           7.8008      7.7985

         On September 27, 2000, the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank in New York was one U.S. dollar equals 7.7983 Hong Kong dollars or 8.2795 Renminbi.

         B.       Risk Factors

RISKS RELATING TO THE COMPANY

WE HAVE LIMITED OPERATING HISTORY UPON WHICH YOU MAY EVALUATE US.

         We only commenced operations in 1997. Accordingly, our limited operating history makes predicting our future operating results, including operating expenses, difficult. Our revenues may not grow at the rate that we anticipate, or may not continue at their current levels.

TO DATE, ALL OF OUR REVENUES HAVE BEEN DERIVED FROM THE DEVELOPMENT OF CALIFORNIA GARDENS.

         Shanghai Chingchu Property Development Co. Ltd., one of our operating subsidiaries ("Shanghai Chingchu"), began construction of our first property development project, California Gardens, in 1997.

         We derived all of our profits for the fiscal years ended March 31, 1998, 1999 and 2000 from the sale of units in California Gardens. Our future results will heavily depend on the development and sale of units in the additional phases. If Shanghai Chingchu is unable to generate satisfactory sales for these units, our business growth and prospects will be impaired.

         In addition, our future results depend on our ability to undertake new property projects, including Millennium Towers, which involve identifying suitable development sites.

WE ARE GROWING RAPIDLY AND MANAGING OUR GROWTH MAY BE DIFFICULT.

         We have grown and expect to continue to grow rapidly by developing new residential communities. This growth is likely to place a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our employees.

         Some of our senior management have only recently joined us. Of the employees listed in the "Directors, Senior Management and Employees" section of this Annual Report, four have worked for us for less than three years. We cannot assure you that our management will be able to effectively or successfully manage our growth.

WE EXPECT OUR EXPENDITURES TO INCREASE.

         Some of our expenditures are fixed, including salary and office expenses. If our revenues do not increase, we may not be able to compensate by reducing expenses in a timely manner. In addition, we plan to significantly increase our operating expenses to:

         o        develop additional residential communities;
         o        increase our sales and marketing operations; and
         o        purchase land for future development.

         Further, as a publicly-traded company, our expenses for professional services have increased and we expect they will continue to increase in the future. If increased revenues do not accompany these expenses, our business, financial condition, liquidity and operating results will be materially adversely affected.

OUR SUCCESS IS DEPENDENT ON OUR SENIOR MANAGEMENT TEAM AND KEY EMPLOYEES WHO WE MAY NOT BE ABLE TO RETAIN.

         If one or more members of our senior management team or key employees, including Michael O'Young, our President and Chief Executive Officer, were unable or are unwilling to continue in their present positions, our business, financial condition and operating results could be materially adversely affected. Most members of our senior management do not have employment agreements.

         We plan to hire additional employees to manage our anticipated growth. Competition for personnel, particularly for employees with management and technical expertise, is intense. Our business, financial condition, liquidity and operating results may be materially adversely affected if we cannot hire and retain suitable personnel.

THE INTERESTS OF FAR EAST CONSORTIUM, OUR CONTROLLING SHAREHOLDER, MAY CONFLICT WITH OUR INTERESTS AND THE INTERESTS OF OUR SHAREHOLDERS, AND FAR EAST CONSORTIUM MAY PLACE THEIR INTERESTS BEFORE THE INTERESTS OF OUR OTHER SHAREHOLDERS.

         Far East Consortium owns approximately 75% of our outstanding Common Shares. Accordingly, they have the power to elect all our directors and to approve most matters presented to our shareholders for a vote. Far East Consortium's ownership might discourage someone from making a significant equity investment in us, even if we needed the investment to meet our obligations and to operate our business.

WE WILL REQUIRE ADDITIONAL CAPITAL RESOURCES TO DEVELOP ADDITIONAL PROJECTS, AND THESE RESOURCES MAY NOT BE AVAILABLE WHEN NEEDED OR AT ALL.

         We will require additional capital resources to develop additional residential projects. Prior to our initial public offering, we relied primarily on financing from Far East Consortium. We expect to derive capital resources from internally generated funds, borrowings and the issuance of additional equity or debt securities. We cannot assure you that we will be able to obtain additional financing on satisfactory terms, or at all. If we are unable to obtain additional financing, we will not be able to develop additional real estate projects and our business development will be curtailed until such time.

WE MAY NOT BE ABLE TO SELL OUR HOMES IF INTEREST RATES INCREASE OR OUR PROSPECTIVE HOME BUYERS ARE NOT ABLE TO OBTAIN MORTGAGE FINANCING.

         Most of our prospective home buyers are expected to finance a substantial portion of the purchase price of their homes with mortgage loans. Because of the need for mortgages, demand for homes is likely to be adversely affected by increases in interest rates or reduced availability of mortgage financing in China.

WE MAY NOT BE ABLE TO GENERATE ADEQUATE REVENUES IF LOCAL BUSINESS CONDITIONS IN SHANGHAI AND BEIJING CHANGE ADVERSELY. OUR REVENUES MAY BE AFFECTED BY THE FOLLOWING LOCAL BUSINESS CONDITIONS: EMPLOYMENT AND INFLATION RATES, THE EMERGENCE OF NEW RESIDENTIAL AND COMMERCIAL PROPERTY DEVELOPMENTS, ADVERSE CHANGES IN PROPERTY VALUES AND LOCAL GOVERNMENTAL REGULATIONS. AS A RESULT OF THESE CONDITIONS, THE TRADING PRICE OF OUR COMMON SHARES MAY ALSO DECLINE IN VALUE.

         All our revenues are currently generated in Shanghai, China. Accordingly, demand for our homes could decrease resulting in lower revenues if there occurs an adverse change in Shanghai's local economic and other conditions, such as rates of employment and inflation, emergence of new residential and commercial property developments, property values generally and changes in local governmental regulations. We have recently expanded our operations into Beijing and we intend to expand into other regions in China, which we expect will reduce the overall risk of having all of our operations concentrated in one particular city. However, new markets such as Beijing, may prove to be less stable than the Shanghai market and may involve delays, problems and expenses not encountered by us in Shanghai which may adversely affect our business.

THE MANNER IN WHICH WE RECOGNIZE PROFITS AND EXPENSES FOR ACCOUNTING PURPOSES MAY NOT BE AN ACCURATE REFLECTION OF OUR SALES LEVELS OR OTHER IMPORTANT EVENTS AFFECTING THE CONSTRUCTION OF OUR HOMES.

         We use the percentage of completion method to recognize income from the development and sale of our homes when construction has progressed beyond the preliminary stage. The amount of income that we recognize from the pre-sale of our units is based on the proportion of construction costs incurred up to the accounting date to the estimated total construction costs to completion, but is limited to the amount of sales proceeds received and receivable. Accordingly, our reported results from operations are sensitive to the progress of actual construction of our units and the changes in our estimated total construction costs. See note 2 of notes to consolidated financial statements.

OUR PROFITS WHICH MAY BE AVAILABLE FOR DISTRIBUTION MAY BE LIMITED.

         We mainly carry out our property development business through our subsidiaries and Sino-foreign equity joint ventures established in China. Profits available for distribution by these companies are determined in accordance with accounting principles and financial regulations in China, and profits as so determined differ from profits determined in accordance with US GAAP in certain significant aspects, which include the use of different bases for recognition of revenues and expenses. Under relevant Chinese foreign investment laws and regulations, profits available for distribution are determined after transfers to statutory reserve funds and the payment of taxes. Under the "Law of the People's Republic of China on Chinese Foreign Equity Joint Ventures" and its implementing rules, the "Regulations of the People's Republic of China Concerning Financial Administration of Foreign Investment Enterprise" and the "Accounting System of the People's Republic of China for Foreign Investment Enterprises," profits may be distributed as dividends only after the following payments are made: (1) the enterprise income tax; (2) to cover previous years' losses; (3) payments to the reserve fund, enterprise development fund, the bonus and welfare fund for staff and workers (to be determined by the Company's board of directors and, in the case of California Gardens, the amount paid out for such funds amounts to approximately 15.5% of the payroll); and (4) compensation, liquidated damages, late-payment penalties, penalty interest and fines. As of March 31, 2000, we had profits of RMB 6,704,285 (HK$ 6,305,752 or US$ 809,810) which were available for distribution to shareholders as dividends.

OUR OPERATIONS ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATIONS IN THE AREAS OF PLANNING AND ZONING, BUILDING DESIGN AND CONSTRUCTION, HUMAN HEALTH AND THE ENVIRONMENT. OUR DEVELOPMENT PROJECTS MAY BE DELAYED BY EXTENSIVE GOVERNMENTAL REGULATIONS.

         We are subject to various laws and regulations concerning planning and zoning, building design and construction. We may experience delays or other problems in the issuance of the necessary permits and/or licenses to complete our projects. We cannot assure you that we will be able to obtain the necessary licenses or permits in a timely manner. We may also be subject to periodic delays in our home building projects due to building moratoria in any of the areas in which we operate or plan to operate.

         We are also subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given home building site vary greatly according to the site's location, the site's environmental condition, the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict residential or commercial building activity in environmentally sensitive regions or areas. See Item 4 "Acquisitions of Land Use Rights" and "Licensing of Foreign Investment in Property Development; Investment Structure." See also, Item 4 "Foreign Exchange Control Implications for Foreign Investors in China."

WE ARE SUBJECT TO CLAIMS UNDER PERFORMANCE GUARANTEES FOR OUR HOME PURCHASERS.

         Shanghai Chingchu usually arranges bank financing for the purchasers of our homes in California Gardens and provides guarantees to secure the obligations of these purchasers to make repayment to the mortgagees of their homes. Under the terms of the performance guarantees, upon default by the home purchaser of his obligation to repay the mortgage installments for three consecutive months, the relevant mortgage bank may require Shanghai Chingchu to pay the outstanding mortgage principal together with accrued interest of the relevant property, subject to transferring all its rights and interests in the property to Shanghai Chingchu. As of March 31, 2000, the Company had a total of HK$ 75.59 million of outstanding mortgage loans subject to performance guarantees. As of March 31, 2000, we have not been required to make any payment under these performance guarantees. There is no assurance that the purchasers whose mortgage facilities are covered by these performance guarantees will comply with all relevant provisions regarding the repayment of the mortgage loans, and substantial costs may be incurred by Shanghai Chingchu if these provisions are breached and the performance guarantees are invoked.

RISKS RELATING TO OUR INDUSTRY

THE PRIVATE RESIDENTIAL REAL ESTATE MARKET IN CHINA IS IN AN EARLY STAGE OF DEVELOPMENT. WE MAY NOT BE ABLE TO DEVELOP OUR RESIDENTIAL REAL ESTATE DEVELOPMENT BUSINESS IF THIS MARKET DOES NOT DEVELOP IN ACCORDANCE WITH OUR EXPECTATIONS.

         Private ownership of property in China is still in an early stage of development. It is therefore difficult for us to predict with certainty the timing and the level of demand for our properties. The lack of an active secondary market for residential properties in most regions of China and the early stage of a market for mortgage financing in China may adversely affect demand for our projects.

RESIDENTIAL PROPERTY DEVELOPMENT ACTIVITIES INVOLVE SIGNIFICANT RISKS, INCLUDING MATERIAL PRE-DEVELOPMENT EXPENDITURES, UNFORESEEABLE CONSTRUCTION DELAYS, LAGGING HOME SALES GROWTH AND THE COSTS ASSOCIATED WITH OBTAINING GOVERNMENT APPROVALS. WE MAY NOT BE ABLE TO GENERATE ADEQUATE REVENUES TO PROPERLY OPERATE OUR BUSINESS SHOULD THESE RISKS MATERIALIZE.

         We operate by purchasing land use rights for large tracts of undeveloped land from municipal and provincial governments of China, which we later develop into planned communities. Acquiring land use rights and committing the financial and managerial resources to develop this land involves significant risks. Before a subdivision generates any revenue, material expenditures are required for items including acquiring land use rights and constructing subdivision infrastructure, such as roads and utilities. Property development also involves the following risks:

         o construction may not be completed on schedule or within budget due to unforeseeable factors such as adverse weather conditions;
         o government approvals may take more time and resources to obtain than expected;
         o we may experience delays in the process of clearing and resettlement of the development site; and
         o        our properties may not achieve anticipated sales.

THE REVENUES FROM, AND MARKET VALUE OF, OUR PROPERTIES MAY BE ADVERSELY AFFECTED BY MANY FACTORS BEYOND OUR CONTROL. THESE FACTORS INCLUDE ECONOMIC CONDITIONS, THE REAL ESTATE MARKET GENERALLY, INTEREST AND EXCHANGE RATE FLUCTUATIONS, AND CHANGES IN GOVERNMENTAL REGULATIONS.

         The revenues from, and market values of, our property development projects may be affected by a number of factors, including the international, regional and local economic climate, the local real estate market, the proximity and quality of management, changes in market rates for comparable sales and rentals and fluctuation in operating costs.

         Property investment projects may also be affected by factors such as interest rates and exchange rate fluctuations, changes in government regulations, availability of financing, changes in tax laws or rates and environmental policies. In addition, our costs of holding unsold properties may be significant and may result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, we may not be able to dispose of certain subdivision inventories on a bulk or other basis which may result in a loss.

OUR INVESTMENTS IN PROPERTIES MAY BE ILLIQUID.

         Due to the generally illiquid nature of property investment, it may be difficult for us to convert real estate assets into cash upon short notice. In addition, if we need to dispose of a property quickly, we may have to accept a lower price than if we had the ability to hold the property until a more opportune time. Depending on the prevailing property market conditions, we may sometimes encounter difficulty in obtaining commercially favorable financing in lending transactions secured by our properties.

WE MAY ENCOUNTER CONSTRUCTION DELAYS AND COST OVERRUNS.

         Property development projects that we have undertaken and expect to undertake in the future typically require substantial capital expenditures during the construction period, and it may take many months or years before the project can be pre-sold and/or completed to generate positive cash flow. The duration and the costs involved in completing a development project can be adversely affected by many factors including shortages of materials, equipment and labor, natural catastrophe, labor disputes, accidents and other unforeseeable circumstances. Delays in obtaining the requisite licenses, permits or approval from governmental agencies or authorities can also increase the costs, delay or prevent the pre-sale or completion of a project. Construction delays or failure to complete the construction of a project to its planned specifications or schedule may result in liabilities, loss of revenues and less attractive returns.

WE MAY SUFFER CAPITAL INVESTMENT LOSSES AS WELL AS LOST REVENUES IF NATURAL DISASTERS AND OTHER EVENTS RESULT IN LOSSES IN EXCESS OF OUR INSURANCE PROCEEDS.

         The climate and geology of China present increased risk of natural disasters as compared to many other regions in the world. Our business may be adversely affected to the extent that hurricanes, severe storms, earthquakes, droughts, floods, wildfires or other natural disasters or similar events occur in an area where our projects are underway. Although we have appropriate public liability insurance and contractors' comprehensive insurance for our property projects, certain types of losses, such as losses from natural disasters, are generally not insured because they are either uninsurable or not cost justifiable. If an uninsured loss or a loss in excess of our insured limits occur, we may suffer losses of capital investment which could adversely affect future revenue streams while we remain liable for any financial obligations relating to the relevant project.

THE RESIDENTIAL REAL ESTATE MARKET IN CHINA IS SUBJECT TO INTENSE COMPETITION FROM OTHER REAL ESTATE DEVELOPERS, INDIVIDUAL SALES IN THE SECONDARY MARKET AND AVAILABLE RENTAL HOUSING.

         Over the last decade, a large number of property developers have expanded their operations into China. These include a number of leading Hong Kong and Asian real estate development and investment groups, many of whom have greater financial, managerial, marketing and other resources than us. Residential property developers compete not only for home buyers, but also for desirable development sites, raw materials and skilled subcontractors. We also compete for residential sales with individual sales of existing homes in the secondary market and available rental housing. We also expect that continued economic development of China will be accompanied by further property development and expansion. Increasing competition may substantially, adversely affect our business.

THE LAND APPRECIATION TAX MAY CONSUME BETWEEN 30 AND 60 PERCENT OF OUR PROFITS.

         Income from the transfer of state-owned land use rights, buildings and their attachments is subject to a land appreciation tax or LAT. LAT is payable on the balance of proceeds received on the transfer, after deducting various prescribed items, including sums paid for acquisition of land use rights and the costs and expenses of the development of the land and construction of buildings. LAT is charged on gains at progressive rates ranging from 30% to 60%.

         An exemption from payment of LAT may be available if the taxpayer constructs ordinary standard residential apartments and the appreciation amount does not exceed 20 percent of the sum of certain deductions as allowed under Chinese law.

         If we decide to sell any of our property interests in the future, such sale may be subject to LAT depending on:

         o        the prevailing circumstances at the time of such sale;
         o        the manner of sale;
         o the provisions of the relevant Chinese regulations which are in force at the relevant time; and
         o        the profit margin on the sale of our homes.

         LAT could reduce the attractiveness of investment in property development projects in China and thereby affect the prospects of the Company's property business in China. For further information about the LAT, please refer to note 5 of our notes to consolidated financial statements.

RISKS RELATING TO CHINA

THE EFFECT OF THE CONTINUING RAPID EVOLUTION OF CHINA'S POLITICAL AND ECONOMIC SYSTEMS ON OUR FUTURE IS DIFFICULT TO PREDICT.

         All of our operations are in China. As a result, significant political and economic uncertainties may affect our operations and assets. The political and economic systems of China differ significantly from those of many countries you may be familiar with, including the United States, countries of the European Union, Japan, etc. Compared to these countries, China's economic system is generally characterized by a higher rate of growth, a lower level of development and a higher level of government involvement and planning.

         Central economic planning is still a major feature of the Chinese economy. The State Council, with the approval of the National People's Congress, plans and manages a substantial part of the Chinese economy by means of a series of five-year economic and social development plans, referred to as "Five-Year Plans". Each Five-Year Plan sets overall targets for development of agriculture, industry, finance and other aspects of economic and social life. To implement each Five-Year Plan, the State Development and Planning Commission:

         o        establishes annual production and development targets;

         o        formulates and supervises annual plans to achieve the targets;

         o        allocates resources necessary to achieve the targets; and

         o        approves all major economic projects.

         Economic reform policies are still experimental. Since the founding of the Peoples' Republic of China, the Chinese Government has owned the majority of all productive assets. However, since 1978, the government has been pursuing a course of economic reform. These reforms have emphasized, at different times:

         o        decentralization of decision-making;
         o separation of regulatory and governmental functions from management functions;
         o utilization of market forces in setting prices for many commodities and services;
         o encouragement of private economic activity and ownership, including private home ownership;
         o        encouragement of foreign investment in certain sectors; and
         o        encouragement of exports.

         We cannot assure you that the Chinese government will continue to pursue its course of reform. The government considers many of these reform measures to be experimental, and accordingly it may refine, modify, suspend, delay or reverse any of the measures. Factors that have caused the government to modify or delay the implementation of certain reform measures include political changes, and such economic factors as changes in rates of national and regional economic growth, unemployment and inflation. We cannot assure you that the government will not adopt changes in policy or regulations that might have an adverse effect on us, such as changes in the rate or method of taxation, additional restrictions on currency conversion or remittance, or others. For further information about the political and regulatory environment to which we are subject, please refer to the sections entitled "National Legislation" and "Local Legislation," in Item 4.

WE MAY NOT BE ABLE TO GENERATE ADEQUATE SALES REVENUES IF RECENT ECONOMIC TRENDS IN CHINA'S ECONOMY CONTINUE. THESE TRENDS INCLUDE INCREASED INTEREST RATES, SLOWER ECONOMIC GROWTH AND DECLINES IN MARKET VALUES OF REAL ESTATE.

         During the 1980s and generally through 1997, the Chinese economy experienced relatively high rates of growth, which to a certain extent has been uneven among various geographical regions of China and among various sectors of the economy. The government responded by implementing measures to restrain the rate of growth and control inflation, including measures to reduce availability of credit, giving rise to systemic liquidity constraints. However, since mid-1997, many Asian counties have experienced significant adverse economic developments, known as the Asian-financial crisis, including:

         o substantial deterioration in currency exchange rates between the U.S. dollar and certain Asian currencies;

         o        increased domestic interest rates;

         o        reduced economic growth rates;

         o        increased corporate defaults and bankruptcies;

         o declines in market values of real estate, listed shares and other classes of assets;

         o        decreases in levels of direct foreign investment; and

         o        government-imposed austerity measures.

         China has been somewhat less affected by the Asian financial crisis than other Asian economies, in part because of its relatively lower levels of foreign currency borrowings and the non-convertibility of its currency, the Renminbi yuan, for capital account transactions. In an attempt to counteract these effects and maintain economic growth, the government has taken steps, including increased spending on infrastructure projects, including housing projects, intended to increase domestic demand and consumer spending. We cannot assure you that these steps will be successful in maintaining economic growth in China at historical rates. Further we cannot assure you that the current economic developments in other Asian countries will not continue to have an adverse effect on the economy of China, or that similar economic developments will not occur in China in the future, which would have an adverse effect on our business.

CHINA'S LEGAL SYSTEM IS RELATIVELY NEW, AND THE APPLICATION, INTERPRETATION AND ENFORCEMENT OF LAWS IS DIFFICULT TO PREDICT.

         Commencing in 1978, China began the process of modernizing its legal system by enacting a comprehensive system of statutory law and regulations. Under the Chinese legal system, as in civil law jurisdictions, court decisions are based on statute law. Prior court decisions do not have binding precedential effect in the Chinese system, as they do in common law systems. As a consequence, it may be difficult to predict the outcome of a dispute, as a court's application and interpretation of the law may differ from prior interpretations. In addition, because of the recent adoption of most laws, the amount of guidance available in the form of published case law and judicial interpretation of laws is limited.

CHANGES IN LAND USE LAWS BY THE CHINESE GOVERNMENT MAY MAKE THE EXPANSION OF OUR RESIDENTIAL REAL ESTATE BUSINESS DIFFICULT.

         In the past, local land bureaus had the power to approve land projects (comprising non-farmland) of a size of up to 1,333,400 square meters. Pursuant to the Land Administration Law of China adopted on August 29, 1998 and effective as of January 1, 1999, China has adopted a policy of limiting the power of local land bureaus to approve land projects of a size of 700,000 square meters or below. For projects which comprise non-farmland and which exceed this size, approval will have to be obtained from China's central government. Such a measure is expected to have the two-fold effect of creating a barrier against entry to China's property market by less established developers without an existing land bank, as well as adversely affecting the ability of established developers to obtain approvals for the acquisition of large sites to replenish its land bank for new projects. As this land policy was introduced relatively recently, it will take some time before its impact on China's property market in general and on New China Homes in particular can be evaluated.

         Further, the Chinese government may, under special circumstances, in the needs of public interest, repossess land or structures on land. In this situation, the Chinese government will pay compensation taking into account the remaining term of the land use rights, as well as the development and use of the land and the structures on the land.

IF THE GOVERNMENT DECIDES TO DEVALUE THE RENMINBI, OUR RESULTS OF OPERATIONS COULD BE AFFECTED IN WAYS THAT MIGHT BE POSITIVE OR NEGATIVE.

         In 1994, the People's Bank of China ("PBOC") eliminated the prior system of fixed exchange rates for conversion of Renminbi into other currencies in favor of a system in which published exchange rates reflect buying and selling rates (within a prescribed range) quoted by foreign exchange bank participants in an interbank market. Since that time, the exchange rates for conversion of the Renminbi to the U.S. dollar have remained relatively stable, with the Renminbi appreciating slightly against the dollar. Although authoritative Chinese government sources confirm that there is no current intention to devalue the Renminbi, many independent economists believe that with domestic growth slowing and currency devaluations by other Asian countries putting pressure on the competitiveness of Chinese exports, the possibility exists of a future devaluation of the Renminbi. We have not entered into any agreements or purchased any instruments to hedge our exchange rate risks, although we may do so in the future.

IF WE FAIL TO OBTAIN AND MAINTAIN FOREIGN EXCHANGE REGISTRATION CERTIFICATES, WE MAY NOT BE ABLE TO REPATRIATE OUR INCOME.

         We rely on the revenue generated by our joint venture subsidiaries. Under Chinese law, joint venture companies must complete the procedures for obtaining their foreign exchange registration certificates and have such certificates annually examined by the foreign exchange administrative authorities of China, before principal and interest income in Renminbi generated in China can be converted into foreign currency and repatriated from the country in foreign currency. If we are unable to obtain the necessary foreign exchange registration certificates or fail to have such certificates examined annually for any of our joint venture companies, we may not be able to repatriate the Renminbi income earned by these companies in China, which may have an adverse impact on our business operations and financial position.

RISKS RELATING TO OUR COMMON SHARES AND WARRANTS

THE PRICE OF OUR COMMON SHARES AND WARRANTS IS LIKELY TO BE HIGHLY VOLATILE

         The market price of our Common Shares and Warrants is likely to be highly volatile as the stock market in general, and the market for start-up companies in particular, has been highly volatile. Investors may not be able to resell their Common Shares and Warrants following periods of volatility because of the market's adverse reaction to such volatility. The trading prices of many start-up companies' stocks have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels. During the same period, these companies' stocks have also been highly volatile and have recorded lows well below such historical highs. Factors that could cause such volatility may include, among other things:

         o actual or anticipated variations in quarterly operating results;
         o        changes in financial estimates by securities analysts;
         o conditions or trends in China or the residential housing market in China;
         o announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;
         o        capital commitments;
         o        additions or departures of key personnel; and
         o        sales of Common Shares or Warrants.

         Many of these factors are beyond our control. These factors may materially adversely affect the market price of our Common Shares and Warrants, regardless of our operating performance.

THE MARKET PRICE OF OUR COMMON SHARES MAY DECLINE AS A RESULT OF FLUCTUATIONS IN OUR QUARTERLY RESULTS. THE FOLLOWING FACTORS MAY AFFECT OUR QUARTERLY RESULTS:
THE SEASONALITY OF OUR REVENUES, THE GENERAL LEVEL OF MARKET ACCEPTANCE OF OUR HOMES, INTENSE COMPETITION AND UNCERTAIN GOVERNMENTAL REGULATIONS IN THE AREA OF REAL ESTATE.

         We expect that our quarterly operating results will fluctuate significantly due to many factors, many of which are beyond our control, including:

         o        the seasonality of our revenues;

         o        the uncertain acceptance of our homes by Chinese buyers;

         o        intense competition; and

         o        uncertainty surrounding the regulation of the housing market.

         Due to the limited history of the residential housing market in China, we believe that period-to-period comparisons of our operating results are not meaningful. Additionally, if our operating results in one or more quarters do not meet the securities analysts' or your expectations, the price of our Common Shares or Warrants could be materially adversely affected.

IF OUR PRE-INITIAL PUBLIC OFFERING SHAREHOLDERS SELL SHARES ELIGIBLE FOR FUTURE SALE, THE MARKET PRICE OF OUR COMMON SHARES MAY DECLINE.

         If our pre-initial public offering shareholders sell substantial amounts of our Common Shares, including shares issued upon the exercise of outstanding options and warrants, in the public market, then the market price of our Common Shares could fall. On the date of this Annual Report, no Common Shares, other than the 2,300,000 Common Shares which were sold in the offering (this number includes the exercise by Barron Chase Securities, Inc., our managing underwriter, of its over-allotment option), are freely tradable. Our directors and officers have agreed with our managing underwriter not to sell or otherwise dispose of any of our securities for a period of 24 months from March 8, 2000 (the effective date of our offering), without its prior written consent. Sales of substantial amounts of our Common Shares or Warrants, or the potential for such sales, in the public market could materially adversely affect the market price of our Common Shares or Warrants.

OUR BOARD OF DIRECTORS HAS THE AUTHORITY TO ISSUE PREFERRED SHARES HAVING RIGHTS AND PREFERENCES WHICH ARE MORE FAVORABLE THAN OUR COMMON SHARES.

         Our board of directors has the authority, without further action by our shareholders, to issue up to 5,000,000 preferred shares in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Common Shares. Our board of directors could quickly issue preferred shares with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if the board of directors issues preferred shares, the market price of our Common Shares may fall and the relative voting and other rights of the holders of our Common Shares may be adversely affected. For three years after the effective date of our offering, March 8, 2000, we may not issue preferred shares without the prior written consent of our managing underwriter.

BECAUSE WE ARE A CAYMAN ISLANDS COMPANY, OUR SHAREHOLDERS MAY FACE GREATER DIFFICULTIES IN PROTECTING THEIR INTERESTS THAN WOULD SHAREHOLDERS OF A COMPANY INCORPORATED IN THE UNITED STATES.

         Our corporate affairs are governed by our Amended and Re-stated Memorandum and Articles of Association and by the Companies Law (1998 Revision) of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in the face of action by the management, directors or our controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States. See "Item 10 -- Differences in Corporate Law" for a description of the differences between U.S. and Cayman Islands law with respect to shareholders' rights and the fiduciary responsibilities of directors. See "Enforceability of Civil Liabilities" in Item 10.

YOU MAY EXPERIENCE DIFFICULTIES IN EFFECTING SERVICE OF LEGAL PROCESS AND ENFORCING JUDGMENTS AGAINST NEW CHINA HOMES AND OUR MANAGEMENT. A MINORITY OF OUR DIRECTORS AND OFFICERS ARE U.S. CITIZENS RESIDING IN THE STATE OF FLORIDA.

         We are a Cayman Islands company and substantially all of our assets and our subsidiaries are located in China. In addition, a majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon a majority of our directors and officers, including with respect to matters arising under the U.S. federal securities laws and applicable state securities laws. A minority of our directors and officers, however, are U.S. nationals and live in the state of Florida. Service of process may be effected on any of these directors and officers at their addresses in Florida as stated in the table presented in "Item 7 -Security Ownership of Beneficial Owners and Management." Moreover, there is doubt as to whether the courts of the Cayman Islands or China would enforce judgments of United States courts against us, our directors or officers predicated on the civil liability provisions of the securities laws of the United States or any state thereof or in original actions brought in the Cayman Islands or China, liabilities against us or such non-residents predicated upon the U.S. federal securities laws and applicable state securities laws. See "Item 10 -- Enforceability of Civil Liabilities and Certain Foreign Issuer Considerations."

DATA ABOUT CHINA AND THE CHINESE HOUSING MARKET INCLUDED IN THIS ANNUAL REPORT MAY PROVE TO BE INACCURATE.

         Data in this Annual Report relating to China's economy, its political conditions and its property markets in various regions are derived from or based on various official and unofficial publications. While we have taken reasonable care to ensure that the facts presented in these statements are accurately reproduced from such sources, such information has not been independently verified by us. Such information may not be accurate, complete or up-to-date. The statistical statements in this Annual Report may be incorrect or inaccurate and they may not be comparable to the statistics produced for other jurisdictions.

IF WE ARE UNABLE TO MAINTAIN A CURRENT REGISTRATION STATEMENT FOR COMMON SHARES UNDERLYING THE WARRANTS OR THE WARRANTS ARE NOT REGISTERED, QUALIFIED OR EXEMPT FROM REGISTRATION UNDER STATE SECURITIES LAWS, THE WARRANT HOLDERS WILL BE UNABLE TO EXERCISE THE WARRANTS AND THE WARRANTS MAY BECOME VALUELESS.

         The Warrants are not exercisable unless, at the time of the exercise, we have a current prospectus covering the Common Shares issuable upon exercise of the warrants, and such shares are registered, qualified or deemed to be exempt under the applicable state securities laws. We will attempt to maintain a current effective registration statement relating to the Common Shares issuable upon exercise of the Warrants. If we are unable to maintain a current registration statement because the costs render it uneconomical, or because the value of the Common Shares underlying the Warrants is less than the exercise price, or any number of other reasons, the warrant holders will be unable to exercise the Warrants and the Warrants may become valueless.

         Although we did not knowingly sell the Warrants to purchasers in jurisdictions in which the Common Shares are not registered or otherwise qualified for sale, purchasers who may have bought the Warrants in the after-market or move to jurisdictions in which the Common Shares underlying the Warrants are not registered or qualified during the period that the warrants are exercisable. In this event, we are unable to issue Common Shares to those persons desiring to exercise their Warrants (whether in response to a redemption notice or otherwise), unless and until the Common Shares could be qualified for sale in the jurisdictions in which such purchasers now reside, or exemptions exist in such jurisdictions from such qualification. Warrant holders would have no choice but to attempt to sell the Warrants or allow them to expire unexercised.

AS A CHINESE-BASED COMPANY, OUR SHAREHOLDERS MAY HAVE GREATER DIFFICULTY IN OBTAINING INFORMATION ABOUT US ON A TIMELY BASIS THAN WOULD SHAREHOLDERS OF A U.S.-BASED COMPANY.

         Our operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about us from sources other than us. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits, contract awards for development projects, etc. will not be readily available to shareholders. Shareholders will be dependent upon our management for reports of our progress, development, activities and expenditure of proceeds. The current Chinese legal system provides that the laws and regulations governing the issuance of construction permits and construction awards for development projects are publicly available in China. It is uncertain, however, whether the public will have the access to obtain copies of construction permits of a particular developer, or other information relating to contract awards for a particular project. While it may be possible for an unrelated third party to instruct a local attorney in China to obtain copies of the construction permits, it is within the discretion of the local authorities to disclose such information. With respect to other information on contract awards, it is unlikely that any other information will be made available to the public.

FORWARD-LOOKING INFORMATION CONTAINED IN THIS ANNUAL REPORT MAY PROVE
INACCURATE.

         Information contained in this Annual Report contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology. Such statements reflect the current views of our management with respect to future events and are subject to numerous risks, uncertainties and assumptions, including the risk factors described in this Annual Report. No assurance can be given that the future results covered by the forward-looking statements or projections will be achieved. There can be no assurance that these assumptions will prove accurate or that future events will not cause material changes in our business which adversely affect financial results. The foregoing matters constitute cautionary statements identifying important factors with respect to such forward-looking statements and projections, including risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

Item 4.           Information on the Company

History and Development of the Company

         New China Homes, Ltd. was incorporated in the Cayman Islands on January 6, 1999 and it operates under the Cayman Islands Companies Law (Revised 2000). Its principal place of business is 16/F, Far East Consortium Building, 121 Des Voeux Road, Central, Hong Kong and its telephone number is (852) 2850-0600. Its agent for service of process in the United States is CT Corporation System, 1633 Broadway, New York, New York 10019.

         In March 2000, we completed the initial public offering of our Common Shares and Warrants and listed each of those securities on NASDAQ.

Business Overview

         General

         We own 98.2% of Shanghai Chingchu which acts as one of our two operating subsidiaries. It was founded in 1997 to become a leading developer of large, planned residential communities in China's rapidly emerging private home building market.

         We own 100% of Beijing Chingchu Zhichun Gardens Property Development Co. Ltd. ("Beijing Chingchu") which acts as our second operating subsidiary. It was founded in 2000 to develop our second major project just outside Beijing, Millennium Towers.

         We design, develop, construct, market and sell spacious, high-quality, affordable homes in planned residential communities, which are targeted at Chinese middle income families. We also design, develop, construct, market and sell these homes in mixed-use development projects.

         Our California Gardens Project

         In May 1997, Shanghai Chingchu began construction of our first planned residential community, called California Gardens. California Gardens is located on a 350-acre site just inside the northwestern corner of the outer ring road surrounding the city of Shanghai. When completed, our development will feature the following:

         o A projected 4,485 townhouses (configured in rows of 6-13 contiguous homes) and 1,280 apartments, representing a total of approximately 10 million square feet;
         o Townhouses which provide average floor space of approximately 1,600 square feet, and feature front yards (convertible to carports) and back yards. Our apartments will provide an average floor space of approximately 1,000 square feet and will have available parking facilities;
         o Close proximity to one of Shanghai's main motor transportation arteries, which is located within eight miles of the city center; and
         o A wide range of amenities, making California Gardens a full service residential community. These amenities include the following:
                  >>       kindergartens, primary and high schools;

                  >> full sports facilities, including swimming pools and a "pitch and putt" golf area;

                  >>       a meeting and conference facility;

                  >>       a 24-hour medical clinic;

                  >>       an on-site motel; and

                  >>       retail shopping, restaurants and a country club.

         As of March 31, 2000, Shanghai Chingchu had completed the construction of, and delivered to our customers, 1,500 homes. Shanghai Chingchu is developing and marketing our homes at California Gardens in five phases consisting of a specified number of homes. Phase I consists of 365 homes. Each home in Phase I has been sold. The construction of Phase II, consisting of a total of 752 homes which are being offered in two-subdivisions, was completed in June 1999, and as of March 2000, we have delivered 744 homes in that Phase. Phase IIA which will consist of 74 semi-detached home units is currently being constructed. The Phase IIA units will be ready for delivery in November 2000. Construction of Phase III, consisting of 416 homes was completed at the end of 1999 and we have delivered 391 homes as of March 31, 2000. Phase IV, consisting of a total of 1,070 homes which are being offered in four sub-divisions, is currently accepting deposits, or "booking fees." Construction of homes in the first sub-division of Phase IV, which will consist of 545 homes, began in late January 2000 and we began our pre-sales in June 2000. Construction of homes in the second sub-division of Phase IV , which will consist of 162 homes, has been scheduled to commence in October 2000. Shanghai Chingchu presently has land use rights only for Phases I, II, IIA, III and three of the sub-divisions of Phase
IV. The remaining homes at California Gardens are in different stages of planning and pre-development processing. We anticipate that development will be completed in 2003.

Our Millennium Towers Project

         On April 18, 2000, we announced our intention to develop our second major real estate project, Millennium Towers, on a 10-acre site in Zhong Guan Cun, an area six miles from the center of Beijing. Millennium Towers is planned to be a mixed-use complex consisting of both residential and commercial towers and buildings. When completed, we expect that Millennium Towers will feature the following:

         - Four residential towers ranging up to 24 stories and 4 smaller residential buildings consisting of 840 apartment units totaling approximately 1.3 million square feet;
         - Two 24 story commercial towers totaling approximately 550,000 square feet in office space;
         - Close proximity to 17 of the most prominent universities in China, including Beijing University, Chinese Peoples University and the University of Aeronautics and Astronautics;
         - The 840 apartment units will include the following modern amenities:
                  -        direct internet access;
                  -        low-cost phone service;
                  -        satellite and cable television;
                  -        E-commerce access services;
                  -        security services;
                  -        tennis courts;
                  -        a swimming pool;
                  -        gymnasium;

                  -        meeting rooms; and
                  -        restaurants.
         - The commercial towers will be "smart buildings" and utilize the latest voice, video and data communications technology.

         As of September 20, 2000, we had not begun construction of Millennium Towers. We have, however, secured land use rights to develop the proposed 10-acre site where Millennium Towers is expected to be developed and we have also received the requisite planning approvals from the appropriate Chinese governmental authorities to begin developing Millennium Towers. We intend to begin pre-sales and construction of Phase I in Millennium Towers, which will initially consist of 200 apartments, in November 2000. We intend to begin construction on the commercial towers in March 2001.

Our Business Strategy

         Our objective is to complete the development and sale of homes at the California Gardens project and to develop and market other major development projects in other principal cities in China. Key elements of our business strategy include:

         o FOCUSING ON KEY URBAN MARKETS IN CHINA FOR THE DEVELOPMENT OF RESIDENTIAL COMMUNITIES. We believe that the size and growth potential of key Chinese commercial centers coupled with the ongoing liberalization of the real estate markets offer us considerable growth opportunities. We intend to construct additional residential communities and mixed-use developments within reasonable commuting distance to Shanghai and other key Chinese population centers that have:

                  >> A population of more than five million where the economic development and infrastructure are established;
                  >> a significant level of unsatisfied demand for high quality, yet affordable homes;
                  >> a regulatory environment that encourages the development of our residential communities, in terms of enabling us to obtain necessary permits and approvals to engage in our business without undue difficulty or expense, and encourages individual home ownership through the use of subsidies or otherwise; and
                  >> available real estate development rights at attractive prices.

         o TARGETING THE EMERGING CHINESE MIDDLE-INCOME CLASS AS HOME BUYERS AND TECHNOLOGY COMPANIES AS COMMERCIAL TENANTS. Our target residential market is the rapidly growing Chinese middle income population. China's home builders have traditionally targeted the upper and lower income market, and largely ignored the middle-income class. Because of banking reforms permitting wider availability of home mortgage loans and the positive effects of China's economic reforms, we believe that the home building market for the middle-income class represents substantial growth opportunities for us. Further, we intend to market our commercial properties to the vast growing number of high-technology companies entering the Chinese marketplace.

         o PROVIDING SUBSTANTIAL BENEFITS TO HOME BUYERS. We believe that our residential communities provide the following benefits to home buyers:

                  >> affordable living space to support large families, which frequently include three generations--grandparents, parents and children;
                  >> amenities within or adjacent to residential communities, which may include schools, shopping centers, athletic facilities, retail shops, medical facilities, motel and country club facilities;
                  >> the ability to live in an environment of similar families who have also chosen to live in a planned residential community, and whose values tend to closely parallel those of the home buyer;
                  >>       living within close proximity to public
                           transportation to city centers; and
                  >>       quality building management services including
                           security, landscape and maintenance.

         o CONTINUING OUR COMMITMENT TO QUALITY LEADERSHIP. We seek to construct buildings having a high quality of construction and workmanship. Because of our emphasis on quality home construction, our California Gardens project received the Shanghai Home of the Year Award in 1997.

         o ENTERING MARKETS EARLY. We will continue to enter markets early where we can acquire land use rights at reasonable prices and develop residential communities in key commercial centers. We have successfully implemented this strategy in Shanghai, where we are one of the first home builders to construct a residential community targeted at middle income families. We believe that early entry into markets will continue to enable us to establish ourselves in these markets before the onset of widespread competition.

Site Selection and Project Appraisal

         We believe that securing a good location is a major factor in the success of a property development project. We consider the following factors when we evaluate our property development sites:

         o        size of land;
         o        geographic location;
         o        potential financial return;
         o        potential market demand for the development;
         o        our existing property portfolio and available resources;
         o        land cost, affordability and potential financial return;
         o        overall market situation and opportunities;
         o        access to city centers;
         o        geological conditions;
         o        demolition and resettlement costs; and
         o        infrastructure support.

During the site selection process, we will evaluate and research the political, economic and social situation of the relevant region, the market demand for and potential returns from a proposed project and the funding and manpower requirements. Once we have selected a site, we formulate a comprehensive development plan.

Development and Construction

         We act as the general contractor for the construction of our residential developments. Our employees monitor the construction of each project, participate in all material design and building decisions, coordinate the activities of subcontractors and suppliers, subject their work to quality and cost controls and monitor compliance with zoning and building codes. The selection of our subcontractors is conducted through a competitive process, and several subcontractors are invited to participate. The main criteria for selecting subcontractors are cost, qualifications, the quality of completed projects and of work done, if any, on our existing or prior projects. Once the selection process is completed, we will normally negotiate a fixed price contract with the contractor which includes terms relating to time for completion of construction, quality of materials used and warranty periods.

         We do not maintain significant inventories of construction materials except for work in process, materials for homes under construction and a limited amount of other construction materials. Generally, the construction materials used in our operations are readily available from numerous sources.

Quality Control

         We place great emphasis on the quality of our development projects and implement strict quality control procedures at different construction stages to ensure that the work done by our contractors meets our standards and requirements and those of the relevant governmental authorities.

         We impose strict quality control on our home building materials. Our on-site management team conducts regular quality inspections of the construction work. When a particular section of construction work is completed, our on-site management team will inspect the work to ensure that the work is in compliance with our quality standards and the relevant governmental regulations. We require our contractors to promptly remedy all defects, and we then make a further inspection of their work.

Project Management

         Our project management is undertaken by a team of architects, engineers, project managers and other support staff. The project management team is responsible for the overall management of all of our development projects. For each project, there is a team responsible for the day-to-day management. Project management covers all major stages of a development project, as follows:

         o Feasibility study. Conducting a detailed geological study and market study, formulating a master timetable, and preparing preliminary proposals for the type and class of property to be constructed;

         o Design. Completing a preliminary design layout and obtaining approvals from relevant authorities, commencing site preparation, selecting construction materials, modifying the design layout, producing a construction blue-print and establishing a construction management team;

         o Construction. Obtaining, evaluating and selecting contractor bids, finalizing the design layout and construction blue-print, monitoring construction progress compared to our timetable and introducing and implementing quality and cost control procedures; and

         o Completion. Establishing a property management team, submitting a completion and inspection report to the governmental authorities, obtaining required government approvals and settling payments.

Other Projects

         Our future developments will seek to apply the successful techniques of the California Gardens community, and we will target several of China's largest cities. A listing of those cities follows, including their approximate city population:

                                                       City
                                City                 Population
                        ---------------------     ------------------
                        Chongqing                     15,200,000
                        Shanghai                      14,500,000
                        Beijing                       10,700,000
                        Chengdu                        9,700,000
                        Tianjin                        8,900,000
                        Shijiazhuang                   8,600,000
                        Wuhan                          7,100,000
                        Qingdao                        6,800,000
                        Shenyang                       6,700,000
                        Changchun                      6,700,000
                        Xian                           6,500,000
                        Guangzhou                      6,500,000



         We chose Beijing to be our next region for development because we believe that Beijing will be the site of one of China's largest middle income housing booms, as there is presently a significant shortage of affordable residential housing for this segment of the population. This housing shortfall is projected to intensify with the continuing shift to privatized housing, and Beijing already enjoys the lowest vacancy rate for recently built homes. Additionally, the Beijing city government has set a target of 140 square feet of living space for each individual, and the present level is approximately 90 square feet. The Beijing government expects the population of Beijing to quickly rise from its present level to about 15,000,000 people, which will create the need for more than 500 million square feet of living area, which can represent more than 500,000 new homes.

         Recently, we noticed an upward trend in the commercial real estate market in China. Our surveys indicated that the commercial real estate markets in Guangzhou, Shanghai and Beijing showed especially good potential for real estate development. We believe that low interest rates and the availability of bank mortgage financing will allow small to medium businesses to purchase real estate rather than lease it. On this basis, we expect that the demand for quality office space in regions such as Beijing will be strong.

         We are currently conducting research with regard to a number of additional potential development sites in cities other than Beijing, including Chongqing, Chengdu, Tianjin, and Shenyang. Our goal is to develop a California Gardens-type planned community in several or all of these cities.

Competition

         The residential and commercial real estate markets in China are subject to intense competition. Over the last decade, a large number of property developers have expanded their operations into China. These include a number of leading Hong Kong and Asian real estate development and investment groups, many of whom have greater financial, managerial, marketing and other resources than us. Residential and commercial property developers compete not only for property buyers, but also for desirable properties, raw materials and skilled subcontractors. We also compete for residential sales with individual sales of existing homes in the secondary market and available rental housing. We also expect that continued economic development of China will be accompanied by further property development and expansion. We believe that our principal competitive strengths are as follows:

         o the extensive experience and in-depth knowledge of our management team in the Chinese and Asian real estate markets;

         o our emphasis on developing high-quality residential properties for middle income families;

         o        our marketing and sales strategies and techniques;

         o our relationship with Far East Consortium, including the experience and relationships developed by our management team in the course of developing properties on behalf of Far East Consortium before joining New China Homes;

         o our focus on development projects which are compatible with China's policies of encouraging private home ownership and shifting away from a system of subsidized housing;

         o        our targeted locations in major and populous cities;

         o our project management team, which effectively and actively controls every stage of the development of our projects; and

         o our close working relationships with local business partners in China.

Sales and Marketing

         Our target market for residential customers is Chinese middle income families in key urban markets who want to become home owners in a planned community. The principal purchasers of our Shanghai California Gardens project are from the middle income sector. We classify a typical family income of 4,000-5,000 RMB (HK$ 3,760-4,700 or US$ 483-604) per month as middle income earners. We believe that families earning this income will be able to purchase our houses costing approximately 300,000-400,000 RMB (HK$ 282,160 - 376,220 or US$ 36,200 - 48,300), through a down payment of 30% or approximately 112,212 RMB (HK$ 105,540 or US$ 13,550) with the balance financed by a bank mortgage having a repayment period ranging from 10-20 years, resulting in a monthly payment of between 1,000-2,000 RMB (HK$ 942 - 1,884 or US$ 121- 242).

         For each development project, our sales and marketing division forms a special team to handle the related sales and marketing activities. Subject to market conditions and government approval by the relevant land administration bureau, we seek to pre-sell our development projects at an early stage. We also arrange with one or more banks to provide mortgage loan facilities to home purchasers for up to 70% of the home purchase price, substantially all of which is guaranteed by New China Homes until the homes are delivered to the buyers. In the case of California Gardens, we establish relationships with banks to provide mortgage loans to customers prior to the launch of each phase. For Phase I, mortgages for 365 homes were provided by Construction Bank. For Phase II, mortgages for 752 homes were provided by the Construction Bank and the Industrial and Commercial Bank. For Phases III and IVA, the Bank of Shanghai, the Bank of Communications and Agricultural Bank have been added as lenders. Our sales and marketing strategy involves the following key elements:

         o offering a financing package for home buyers which pre-qualifies home buyers for a 70% mortgage with only a small down payment (booking fee), which is typically no more than HK$ 18,800 (US$ 2,414 or RMB 20,000), and the balance of the purchase price paid before delivery of the home;
         o advertising through various media, including national and regional television networks, radio, newspapers, magazines, posters, billboards and advertising pamphlets to reach potential purchasers;
         o generating newspaper publicity and television coverage providing wide visibility;
         o using sales literature and brochures which describe our projects and our company; and
         o operating sales centers in high-traffic downtown areas and on-site, with billboard advertising visible to large numbers of city residents.

         We have established a high level of visibility in Shanghai for our California Gardens project, and our development has received a substantial amount of local media coverage. We also believe that local awareness of our project has been facilitated through "word of mouth." Sales of our homes are normally made at our sales centers situated either in the city center or at our development site. Our sales staff consists of 15 people.

         With respect to our proposed development of commercial properties in Millennium Towers, we intend to attract high-technology companies as tenants.

         We have established a policy of contributing 1% of all sales revenues to a sales commission fund, which is distributed among our employees, with the sales staff receiving a significant proportion of the fund.

Pre-Sale of our Homes

         We normally seek to pre-sell homes in the several phases in our development as early as possible, subject to market conditions and regulatory constraints. Pre-sales occur when units of a project are sold while the project is still under construction. Under Chinese law, pre-sale is only permitted if a pre-sale permit has been granted by the relevant land administration bureau to the project which is still under construction. Pre-selling allows us to begin marketing our development before we would otherwise be able to do so, and shorten the time during which we have market exposure for the construction and other expenses of our developments. Pre-sales also allow us to improve our working capital management by accelerating our cash inflow and to minimize market risks associated with our development projects.

         In a pre-sale, the first step is that the home buyer pays an initial booking fee. The home buyer then pays 30% of the purchase price less the booking fee upon the execution of a Sales and Purchase Agreement. The remaining 70% must be paid within 60 days although, in most instances, it is paid by the bank providing the mortgage financing upon execution of the Sales and Purchase Agreement.

Financing for our Home Purchasers

         As part of our pre-sale activities, we may arrange for commercial banks to provide purchaser financing in the sale of our developments. Unlike mortgage financing in the United States, banks will typically look to the developer and the planned development to determine whether to make a commitment to provide purchaser mortgages. However, the banks retain the right to approve or reject mortgages on an individual basis based upon the perceived credit-worthiness of the home purchaser and other factors that it considers appropriate. We guarantee a customer's mortgage until the home is handed over to the customer. As of March 31, 2000, the outstanding amount of unpaid mortgage loans made to purchasers of homes in our California Gardens project was approximately HK$ 75.59 million (US$
9.75 million or RMB 80.43 million). There have been no payment defaults on any of these mortgage loans. Approximately 70% of our home buyers obtain financing at an average amount of HK$ 196,187 (US$ 25,190 or RMB 208,540).

Mortgages

         The grant of mortgages in China is governed by the Security Law of China and by the laws regulating real estate. Under the Security Law, any mortgage agreement or security agreement must include various specified provisions. If land use rights are mortgaged, buildings erected on the mortgaged land at the time the mortgage agreement is signed will also be subject to the mortgage. If buildings are built on the mortgaged land after the mortgage agreement has been signed, the buildings will not be subject to the pre-existing mortgage.

         Under Chinese law, if there is an existing mortgage of the land use rights, the Company, as a mortgagor, cannot pre-sell or assign it to a buyer until and unless the mortgage on the land concerned has been relinquished. In the case of a foreclosure proceeding on the mortgage by the mortgagee, there are no consequences to the buyer whose land use rights are not included in the mortgage.

         The validity of a mortgage depends on, among other things, the validity of the main contract, and whether the mortgagor has the certificates of property ownership and/or certificates of land use rights obtained by grant or assignment for value. Registration with appropriate authorities is also necessary to make a mortgage effective. If a loan is not duly repaid, the mortgagee may foreclose or sell the collateral by auction where the mortgagor and mortgagee have reached an agreement in this respect. In the absence of such an agreement, the mortgagee will have to bring an action before a competent court in China in order to enforce its rights under the mortgage agreement.

         Further, the Chinese government may, under special circumstances, in the needs of public interest, repossess land or structures on land. In this situation, the Chinese government will pay compensation taking into account the remaining term of the land use rights, as well as the development and use of the land and the structures on the land.

Project Finance

         We have financed the development of our California Gardens project to date through loans provided by Far East Consortium which were converted to Common Shares in April 1999. We intend to finance our development projects with proceeds from our initial public offering, bank borrowings, proceeds from the pre-sale of portions of our development projects, credits provided by our contractors and through our internally generated funds. Because each development project will require a substantial amount of capital to finance its construction cost, it is our policy to carefully control the timing of the launch of each of our development projects and the phases of these projects.

Property Management Service Fees

         We may provide property management services to each homeowner of California Gardens for a monthly general maintenance fee which is currently US$ 24 per unit. These services include garbage collection, security, maintenance services, bus transportation to and from local, mass transit locations and landscaping. These property management costs will likely increase over time. Should the costs increase, we will be required to obtain approval from the proper authority prior to instituting any increase in the monthly general maintenance fee. At the present time, we do not carry out general property maintenance services. These general maintenance services are provided to California Gardens residents by a separately owned and independently run company.

         The aforementioned US$ 24 monthly general maintenance service fee, however, does not cover the costs of major repairs, which may include significant work required to fix or replace the roof or facade. Residents of California Gardens must contribute RMB 3,600 to a sinking fund prior to moving in. The sinking fund covers maintenance of the roof and outside wall as well as all other major repairs that may be required within the development. The California Gardens resident's association can seek further payment form unit owners if the cost of any major repair exceeds the amount in the sinking fund. We are not responsible, however, once a standard one-year warranty has expired. Relatively minor repairs will be paid by unit owners on a job to job basis after the standard one-year warranty has expired.

Future Plans and Prospects

         Our long-term business objective is to become a leading developer of large, planned residential communities and mixed-use projects at prime locations within major cities in China. Our management will, therefore, be devoting significant efforts to identifying and securing further suitable locations for future expansion. We believe that, with continued economic growth and the improvement in living standards in China, there will be sustained demand for quality and well-managed residential and mixed-use developments which have well-equipped ancillary facilities.

Key Operating Data:

Revenues:

         Under US GAAP, we recognize revenue from the sale of homes on a percentage of completion basis. Revenues recognized under the percentage of completion basis with respect to the sale of our homes in the several Phases of the California Gardens project for the periods indicated are as follows:

                                      Fiscal year ended March 31,
                        --------------------------------------------------------
                              1998               1999               2000
                        (in HK$ millions)  (in HK$ millions)  (in HK$ millions)
California Gardens
            Phase I            73.92              35.26               0.23
            Phase II            -                234.66              22.71
            Phase IIA           -                  -                  -
            Phase III           -                  -                151.13
            Phase IVA           -                  -                  -
            Phase IVB           -                  -                  -
                        =================  =================  ==================
                               73.92             269.92             174.07
                        =================  =================  ==================

Under US GAAP, we recognize revenue from the sale of homes on a percentage of completion basis. The tables below, however, provide information based upon the purchase price of units for which a sales purchase agreement has been executed and we have received at last 90% of the purchase price, plus the amount of deposits, or booking fees received by us for units which have not been purchased.

a)       Total revenue:

-------------------------------------------------------------
                    Number of Units         Total Sales Value
                                                 HK$ '000
-------------------------------------------------------------
Purchased                     1,500                   519,594
-------------------------------------------------------------
Booked                          509                   193,211
-------------------------------------------------------------
Total                         2,009                   712,805
-------------------------------------------------------------

b)       During the fiscal year ended March 31,2000, we received a total of HK$
         9.96 million in booking fees and HK$ 0.23 million booking fees were owed to us by home buyers. As of March 31, 2000, the average booking fee taken by us was HK$ 18,700. As of March 31, 2000, the average unit price of HK$ 341,000 for homes sold is comprised of a HK$ 18,700 booking fee and HK$ 322,300 for the balance of the home price.

o Booking fees are the refundable deposits from potential homes buyers which reserve a person's right to purchase a home at a later date until we have started construction and secured the requisite pre-sales permits from the relevant land administration bureau. The term "sold" refers to the signing of a sales and purchase agreement and the receipt of 90% of all sales proceeds.

c) When a home buyer has paid 30% of the total purchase price (inclusive of the booking fee), the home buyer is eligible to execute a pre-sales agreement. When signing a pre-sales agreement, a home buyer must specify the method of paying the remaining 70%, which generally can be made through one or more of the following options:
         1. Mortgage;
         2. Public housing fund;
         3. A mixture of mortgage and public housing fund; or
         4. Installment.

         For settlement methods one, two, or three, the balance of the purchase price is required to be paid within two months from the date of signing the pre-sales agreement. If a home buyer elects to pay the balance of the purchase price in installments, 90% of the purchase price is required to be paid within two months from the date of signing the pre-sales agreement and the remaining 10% is required to be paid on delivery of the home unit.

         Regardless of the method of settlement selected, at least 90% of the total purchase consideration is required to be settled within 2 months from the date of signing the pre-sales agreements. It is at the date of signing the pre-sales agreement that a home unit is considered to be "purchased" by a home buyer because a condition of sales under the percentage of completion method is established. Revenue will therefore be recognized in accordance with the percentage of completion method of accounting.

         The following table sets forth information as to the timing of payment of the purchase price balance by home buyers who paid a booking fee:

         A-- represents: the home buyers who made the timely payment of 90% of the purchase price, i.e. within 2 months from the date of signing the pre-sales agreement.

         B-- represents: the home buyers who were late in paying 90% of the purchase price, but paid the 90% of the purchase price as at March 31, 2000.

         C-- represents: the home buyers who are current late in their payment of 90% of the purchase price, but have paid a portion of the amount due, the booking fee excepted.

         D-- represents: the home buyers whose purchase price balance is not currently due.

---------------------------------------------------------------------------------------------------------------------
                       Phase I                   Phase II                  Phase III                 Total
  Category     ------------------------------------------------------------------------------------------------------
               Number      Percentage    Number      Percentage    Number      Percentage   Number      Percentage
               of Units                  of Units                  of Units                 of Units
---------------------------------------------------------------------------------------------------------------------
A                  75         20.55%        205         27.55%        157        40.15%        437         29.13%
---------------------------------------------------------------------------------------------------------------------
B                 285         78.08%        517         69.49%        199        50.90%      1,001         66.73%
---------------------------------------------------------------------------------------------------------------------
C                   5          1.37%         20          2.69%         33         8.44%         58          3.87%
---------------------------------------------------------------------------------------------------------------------
D                   -          0.00%          2          0.27%          2         0.51%          4          0.27%
---------------------------------------------------------------------------------------------------------------------
Total             365        100.00%        744        100.00%        391       100.00%      1,500        100.00%
---------------------------------------------------------------------------------------------------------------------

         Delays may be caused for the following reasons:

         1. Mortgages are new financial products in China and the bankers providing such facilities to new home buyers are unfamiliar with the procedure.

         2. The Public Housing Fund does not have sufficient money to fund the borrowing because of the high demand.

         3.       the delay was caused by home buyers' Personal reasons.

d)       Status of payment for homes purchased as at March 31, 2000.


-----------------------------------------------------------------------------------------------------
                               Number of       Total Sales        Amount Paid         Amount Owing
                                 Units            Value
-----------------------------------------------------------------------------------------------------
                                                   HK$                HK$                 HK$
-----------------------------------------------------------------------------------------------------
Phase I                             365           109,987             108,973               1,013
-----------------------------------------------------------------------------------------------------
Phase II                            744           258,478             253,104               5,374
-----------------------------------------------------------------------------------------------------
Phase III                           391           151,129             143,065               8,064
-----------------------------------------------------------------------------------------------------
Total                             1,500           519,594             505,142              14,451
-----------------------------------------------------------------------------------------------------

Total sales value is based on the full purchase price of the home purchased. As at March 31, 2000, Phases I, II and III have been constructed and are currently ready for delivery or have been delivered.

The following table sets forth a categorical analysis of the status of payment of homes as at March 31, 2000:


-----------------------------------------------------------------------------
                            Phase I      Phase II    Phase III      Total
                          ---------------------------------------------------
     Category               HK$'000       HK$'000     HK$'000      HK$'000
-----------------------------------------------------------------------------
     A                           -          125         641          766       (note below)
-----------------------------------------------------------------------------
     B                         -53           67         266          281       (note below)
-----------------------------------------------------------------------------
     C                       1,066        4,608       6,780       12,455
-----------------------------------------------------------------------------
     D                           -          573         376          949
-----------------------------------------------------------------------------
     Total                   1,014        5,374       8,064       14,451
-----------------------------------------------------------------------------

          Note:

          These represent the remaining 10% of the purchase price required to be paid upon the delivery of the home unit.

e) The number of homes completed but not sold as of March 31, 2000 is as follows:

----------------------------------------------------------------------------------------------
                                            Number of Homes    Number of         Number of
                                              Completed        Homes Sold      Homes Not Sold
----------------------------------------------------------------------------------------------
               Phase I                           365             365                  -
----------------------------------------------------------------------------------------------
               Phase II                          752             744                  8
----------------------------------------------------------------------------------------------
               Phase III                         416             391                 25
----------------------------------------------------------------------------------------------
               Total                           1,533           1,500                 33
----------------------------------------------------------------------------------------------

Seasonality

         The revenues we recognize may fluctuate on a seasonal basis. Because we recognize revenues utilizing the percentage of completion method, construction schedules play a critical role. As a result, we may not recognize significant revenues during the winter months because of poor weather conditions hindering our construction schedule.

Capital Expenditures

         At March 31, 2000, we had contracted for the expenditure of approximately HK$132,490,000 in respect of land and lots under development relating to California Gardens. We expect to expend this amount within the next two years. We have also authorized but not yet contracted for additional expenditures on California Gardens of approximately HK$216,541,000.

         At March 31, 2000, we entered into a co-operative joint venture agreement with Beijing Jida Real Estate Development Company ("Beijing Jida") and Beijing Minglihua Property Consultants Co., Ltd. ("Beijing Minglihua") and established Beijing Chingchu to develop and sell Millennium Towers.

         At March 31, 2000, we had contracted for the aggregate expenditure relating to Millennium Towers of approximately HK$277,688,000 in respect of the following:

         o        HK$77,500,000 for contribution of capital of Beijing Chingchu;

         o HK$107,143,000 for development rights to 170,000m2 of residential and commercial land;

         o        HK$49,812,000 for development of 20,000m2 of office space;

         o HK$43,233,000 for resettlement of existing occupants of the land to be developed.

         Subsequent to March 31, 2000, we have made payments amounting to HK$42,293,000 in respect of the above expenditures. Upon completion of construction, 20,000m2 of office space and 2,000m2 of residential space will be transferred to Beijing Minglihua.

Overview of the Legal Framework Regulating China's Real Estate Market

General

         Private land ownership in China was abolished in the 1950s and was replaced by a centrally planned and managed land resources allocation system, which legally prohibited the transfer or lease of land in China. With China's economy moving towards a more liberalized market-oriented system, reforms have been introduced in its property sector. Under land reform legislation, while the transfer of land ownership is still restricted, "land use rights" may be granted, transferred, leased or mortgaged in accordance with stipulated legal procedures and requirements.

National Legislation

         General

         In 1988, the Seventh National People's Congress passed an amendment to the constitution of China which paved the way for reforms of the legal regime governing the use of land and transfer of land use rights. In 1990, the State Council enacted the "Provisional Regulations of China Concerning the Grant and Assignment of the Right to Use State Land in Urban Areas," which are generally referred to as the "Urban Land Regulations." The Urban Land Regulations formalized the process of the grant and transfer of land use rights for consideration. Under this system, the State retains the ultimate ownership of the land. However, the right to use the land can be granted by the State and local governments in its capacity as land owner for a maximum period of 70 years for residential development, upon the payment to the State of a land premium for the grant of the land use right. As a result of these reforms, local and foreign companies, enterprises, other economic organizations and individuals may apply for and be granted land use rights. The Urban Land Regulations provide that the right to use land may be granted by agreement with the land grant authority, by invitation for bids or by auction and that a land grant contract should be entered into upon the grant of a land use right. Subject to compliance with the terms of a land grant contract, a holder of land use rights may exercise substantially the same rights as a land owner during the grant term, including holding, leasing, transferring, mortgaging and developing the land for sale. Upon expiration of the term of grant, renewal is possible subject to the payment of a new land premium and execution of a new land grant contract. If the term of grant is not renewed, the land use rights and the ownership of any homes or buildings on the land will become the property of the government without compensation.

         Recent Developments

         Upon becoming the Premier of China in March 1998, Zhu Rongji renewed efforts for structural economic reform by announcing, among other initiatives, a new housing reform program. The program directs employers to stop distributing free housing to employees beginning July 1, 1998 (which was deferred until January 1999) and instead to increase cash wages so that employees can buy housing or pay higher rents. According to a bulletin distributed by the U.S. Department of State in April 1999, the principal policies of this new housing initiative are as follows:

o ESTABLISHING A NEW URBAN HOUSING SYSTEM ADAPTED TO THE "SOCIALIST MARKET ECONOMIC SYSTEM" AND THE SPECIFIC NATIONAL SITUATION OF CHINA. The principal element of this policy involves the termination of employee housing benefits and an increase in cash wages to encourage home ownership. Historically, employees of the government and State-owned enterprises received a small salary and a generous benefits package, including low rent or free housing. Under the new policy, wages are expected to increase and a cash housing allowance will be provided or a provident fund will be established for employees. Employees are able to use the cash allowance to pay rent or make mortgage payments. The fund would serve primarily to assist individuals in securing loans to purchase homes.

o CREATING A MULTI-LEVEL HOUSING SUPPLY SYSTEM. A multi-level housing supply system has been introduced to accommodate the needs of families of different income levels. This system is designed to gradually abolish subsidized, or "welfare" housing, establish settlement and low margin housing for low income families and define commercial housing for middle and high income families.

o EXPANDING THE SCOPE OF HOME FINANCING. Under the new policy, commercial banks in all cities can issue individual mortgage loans for the purchase of government-directed and sanctioned housing. The People's Bank of China has reduced its interest rates, and a number of foreign banks have obtained the necessary licenses to conduct retail banking operations in China. We expect this to result in a more competitive mortgage market which will benefit new home buyers. In order to ensure the effectiveness of housing loans, efforts will be made to improve the housing property rights mortgage registration system. In June 1998, the government announced a Personal Housing Loan Management Regulation, which addressed different aspects of personal housing loans.

o IMPROVING THE REGULATION OF THE HOUSING MARKET. New regulations have been, and are being developed to insure the stability and safety of China's housing reforms and programs.

Local Legislation

         While the Urban Land Regulations set out a general framework for transactions governing land use rights, regulations adopted by local governments control specific transactions within their respective jurisdictions. Local regulations contain provisions and have implemented procedures which differ from the national legislation. National land authorities, however, take the position that any inconsistencies should be resolved in favor of the national legislation.

U.S.-China Housing Initiative

         On July 1, 1998 the day China's housing reform program was implemented, President Clinton visited a housing site in Shanghai to demonstrate U.S. support for China's home ownership program. The President announced the establishment of a U.S.- China housing initiative at that time, including the formation of a U.S.- China Residential Building Council of which we have been invited to be a member.

         The housing initiative will address finance and construction issues and is intended to support China's social reform efforts by providing sector-specific guidance and cooperation to China as it pursues housing reform measures.

Acquisition of Land Use Rights

         Grant

         The grant of land use rights from the State is often referred to as the "first tier market" by Chinese developers. Under the law of the People's Republic of China on the Administration of Urban Real Estate (the "Urban Real Estate Law"), land use rights may be granted by way of auction, invitation of tenders or by agreement between the State and the land user. It requires that the prices of land granted by way of agreement must not be below the minimum land premium set by the State. Beijing, Guangzhou and Shanghai have already issued formulae for calculating land premium, with reference to location, transportation and infrastructure. These formulae are expected to be reviewed periodically in order to reflect the market supply and demand. Local governments at or above the county level may grant land use rights. Their scope of authority varies in accordance with their position in the administrative hierarchy. Central government approval must be obtained for any grant of any arable land which is designated as "basic cropland" by the State, other arable land over 35 acres and non-arable land over 70 acres.

         In the case of a grant by agreement, the local land bureau will provide information on the land and the basic terms upon which land use rights will be granted. Once the terms have been agreed on, a grant contract will be signed by the local land bureau and the land user. Normally, land use rules will be attached to the grant contract. A deposit is normally required to be paid and a time schedule will be specified for the payment of the balance of the land premium. Upon payment of the land premium and subject to the other requirements of the local land bureau, a State Land Use Rights Certificate will be issued to the land user.

         A land bureau setting out the terms of the grant can also send invitation of tenders, and bidders are asked to submit sealed bids together with the payment of a security deposit. A bid evaluation committee formed by the land bureau is responsible for opening the bids and deciding on the successful bidder who shall then sign the grant contract with the land bureau and pay the balance of the land premium before obtaining the State Land Use Rights Certificate and effecting registration.

         In an auction, the grant is simply awarded to the highest bidder. The land bureau will then sign a grant contract and the usual registration requirements have to be complied with.

         Several local governments have stipulated standard terms for inclusion in grant contracts. For example, the standard form grant contracts promulgated by the State Land Bureau list the following items for inclusion in grant contracts:

         o        manner of payment of land premium;

         o        use of land;

         o building restrictions: site coverage, total gross floor area and height limitations;

         o        construction of public facilities;

         o        easement and repair rights to be reserved by the government;

         o        submission of building plans and approval;

         o        deadline for completion of construction;

         o        repair obligations;

         o        responsibility for obtaining supply of utilities; and

         o restrictions against alienation before payment of land premium and completion of prescribed development.

         If a land user wishes to change the specified use of the land after the execution of a grant contract, then approval must first be obtained from the land bureau and the urban planning department and a new grant contract may have to be signed where the land premium will be adjusted.

         If the land user fails to develop and invest in the land within the period of time specified in the grant contract, the land bureau has the right to impose various penalties ranging from fines to withdrawal of the grant without consideration.

         Assignment from Current Land Users

         In addition to a direct grant from the government, an investor may also acquire land use rights by entering into an assignment contract with an existing land user who holds granted land use rights or by entering into a joint development agreement with such a land user. Local Chinese entities very often enjoy the right to use land allocated by the State without payment of any consideration. This type of land use right is generally referred to as "allocated land use right." The Urban Land Regulations state that assignment or mortgage of allocated land use right in urban areas and any buildings or attachments situated on the land is subject to the approval of the relevant land and real estate departments. The conditions for approval include the following:

         o the existing land user must be an individual or a company, enterprise or other economic organization;

         o the existing land user must hold a State Land Use Rights Certificate and the relevant real estate ownership certificates for the buildings and attachments;

         o a formal grant contract must be entered into with the relevant land department; and

         o the land premium in respect of the land payable under, the grant contract must be paid while payment may be made from the proceeds of development.

         The assignment or joint development is subject to terms and conditions specified in the land use rights grant contract. For housing construction projects, Chinese law requires that at least 25% of total construction costs (excluding land premium costs) be expended and the construction schedule and date of completion and delivery of the project have been determined before assignment can take place. A higher minimum construction and investment fee may be provided in land use rights grant contracts made between the local land administration bureau and the land user. All rights and obligations of the current holder under a land use rights grant contract will be transferred contemporaneously to the assignee of the land use rights. The relevant local government has the right to acquire the land use rights to be assigned if the assignment price is obviously lower than the market price. Relevant local governments may also acquire the land use rights from a land user in the event of redevelopment of the area under a revised town planning. The land user will then be compensated for the loss of his land use rights.

         Leasing

         The Urban Land Regulations and the Urban Real Estate Law both permit leasing of granted land use rights and the buildings or homes situated on the land. Leasing of properties situated in urban areas is governed by the Measures for the Administration of Leasing of Urban Real Estate, which were promulgated by China's Ministry of Construction in June 1995. These regulations permit property owners to lease their properties to others for residential or commercial uses except as otherwise prohibited by relevant laws. Parties to a property lease transaction are required to enter into a lease contract that should specify all of the terms of the lease arrangement as required by statute, and to register the contract with the local real property authorities. Local governments may impose rent control. Subject to the consent of the landlord, a tenant may assign or sublease the leased property to a sub-tenant.

Registration of Real Estate Interests

         Real estate registries have been established in all cities in China. In most cities, there are separate registries for land use rights and buildings. However, in Shenzen, Shanghai, Guangdong and some other major cities, the two registries have been combined. In places where there are separate registries, the holder of a land use right will be issued a Real Estate Ownership Certificate for its "ownership" of the property and a Land Use Rights Certificate for its land use rights of the underlying property. The holder of a land use right who is issued a "Real Estate Ownership Certificate" holds the land use rights and owns the property erected on the land. In the other places where registries have been combined, the holder of a land use right will be issued only a Land and Real Estate Certificate. All entities and individuals must register all their lawful state-owned land use rights and rights to own and use of collectively-owned land as well as other rights in respect of land. Further, the mortgage of a land use right must be registered in the land registration departments. Duly registered land interests which are legally protected constitute notice to all other persons of the interests of the registrant.

Pre-sale

         The sale of interests in buildings under construction but which have not been completed is permitted subject to the fulfillment of the requirements set forth in the Measures for the Administration of the Pre-Sale of Urban Commodity Premises, promulgated by China's Ministry of Construction and effective from January 1, 1995 (the "Pre-Sale Measures"). In addition, most of the major cities in China have promulgated local regulations governing pre-sales of commodity premises. According to the Pre-Sale Measures, a developer must obtain a Pre-Sale Permit before it may proceed to sell the uncompleted commodity units. To qualify for the Pre-Sale Permit, the following conditions must be satisfied:

         o the land premium has been paid in full and a State Land Use Rights Certificate has been obtained;

         o        a Construction Works Planning Permit is held;

         o at least 25% of the total investment for the project development and construction of the units under pre-sale must be paid; and

         o the construction schedule and the date of project completion have been determined.

In addition, the developer is required to execute pre-sale contracts in the form approved by the local land and real estate administration authorities with the purchaser, and must also file and register the executed pre-sale contracts with the local land and real estate administration authorities. The proceeds from the pre-sale of the commodity units may only be used for funding the relevant construction works.

         Pre-sales conducted outside China are generally subject to approval by the local government in which the property is situated.

Design and Construction

         A Chinese design institute must be engaged for the design of a foreign investment property project in China to facilitate compliance with local regulations concerning urban planning, architectural design and fire safety.

         Foreign contractors are generally required to work together with a Chinese construction unit on construction projects. Foreign contractors are also required to obtain a qualification certificate to engage in project construction work.

Licensing of Foreign Investment in Property Development; Investment Structure

         The Urban Land Regulations state that foreign entities may acquire land use rights in China unless the law otherwise provides. However, in order to develop the land acquired, foreign investment enterprises, in the form of equity or co-operative joint ventures or wholly foreign-owned enterprises, need to be established. Establishment of a foreign investment enterprise engaged in property development, commonly referred to as a "development company", is subject to approval by the relevant departments of China's government in accordance with the following procedure. First, the Chinese party to a joint venture project or the foreign investor (in the case of a wholly foreign-owned project) will submit a project proposal to the local planning commission for project proposal approval. If the local planning commission considers the proposed property development project to be consistent with the prevailing national and local economic plans, it will grant a project proposal approval to the applicant. The State Development and Planning Commission has been given the authority to regularly promulgate guidelines for direction of foreign investment.

         Once the project proposal has been approved, the Chinese party and the foreign investor may proceed to prepare a joint feasibility study report that reflects their assessment of the overall economic viability of the proposed development company. At the same time, the parties may proceed to negotiate and execute the joint venture contract and articles of association for the establishment of a development company. In the case of a wholly foreign-owned project, the foreign investor may then prepare and sign the articles of association. The joint feasibility study report, the joint venture contract and/or articles of association will then be submitted to the local foreign economic and trade commission for approval. If the local foreign economic and trade commission finds the application documents to be in compliance with Chinese law, it will issue an approval certificate for the establishment of the development company. With this approval certificate, the foreign investor and/or the Chinese party can apply to the local administration for industry and commerce for a foreign investment enterprise business license for the development company.

         Upon the issuance of the business license, the development company is established as a Chinese legal person and is licensed to engage in property development activities as described in the business license. Under the Regulations for the Administration of Real Estate Development Enterprises, promulgated by China's Ministry of Construction and effective from December 1, 1993, all property development companies, including foreign investment enterprises, are also required to apply for a property development enterprise qualification certificate from the local construction commission. The qualification certificates are classified into grade 1 to grade 5 based upon the type of business enterprise created. We have been accorded a grade 3 standard by the local construction commission. Sole ownerships, joint ventures, and co-operations are generally referred to as grade 3 enterprises. A grade 3 enterprise is not disadvantageous.

         Property development projects in China are generally divided into so-called "single projects" and "large tract development projects." In single projects, buildings are constructed on a plot of land and the individual units in the buildings are sold to purchasers. Large tract development projects involve comprehensive development and construction after procurement of land use rights: the land is leveled and facilities for water, electricity and heat supply, roads, communications, etc. are constructed, thus forming an area for industrial or other use. Thereafter, the developer either assigns the land use rights or further develops the land for sale or leasing.

Mortgages

         The grant of mortgages in China is governed by the Security Law of China and by the laws regulating real estate. Under the Security Law, any mortgage agreement or security agreement must include various specified provisions. If land use rights are mortgaged, buildings erected on the mortgaged land at the time the mortgage agreement is signed will also be subject to the mortgage. If buildings are built on the mortgaged land after the mortgage agreement has been signed, the buildings will not be subject to the pre-existing mortgage.

         Under Chinese law, if there is an existing mortgage of the land use rights, the Company, as a mortgagor, cannot pre-sell or assign it to a buyer until and unless the mortgage on the land concerned has been relinquished. In the case of a foreclosure proceeding on the mortgage by the mortgagee, there are no consequences to the buyer whose land use rights are not included in the mortgage.

         The validity of a mortgage depends on, among other things, the validity of the main contract, and whether the mortgagor has the certificates of property ownership and/or certificates of land use rights obtained by grant or assignment for value. Registration with appropriate authorities is also necessary to make a mortgage effective. If a loan is not duly repaid, the mortgagee may foreclose or sell the collateral by auction where the mortgagor and mortgagee have reached an agreement in this respect. In the absence of such an agreement, the mortgagee will have to bring an action before a competent court in China in order to enforce its rights under the mortgage agreement.

         Further, the Chinese government may, under special circumstances, in the needs of public interest, repossess land or structures on land. In this situation, the Chinese government will pay compensation taking into account the remaining term of the land use rights, as well as the development and use of the land and the structures on the land.

Foreign Exchange Control Implications for Foreign Investors in China

         China's government imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the PBOC publishes a daily exchange rate for Renminbi (the "PBOC Exchange Rate") based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

         Pursuant to the Foreign Exchange Control Regulations issued by the State Council on April 1, 1996 and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control (the "Regulations"), conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange ("SAFE") in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

         Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for different types of foreign exchange transactions, and the permitted scope of receipts and expenditures for such accounts is limited to the type of foreign exchange transactions designated for such accounts. In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from the SAFE.

         Currently, foreign investment enterprises are required to apply to SAFE for "foreign exchange registration certificates for foreign investment enterprises." With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), FIEs may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

Organizational Structure

[Graphic of our organizational structure indicating that "Far East Consortium International Limited" owns 75% of New China Homes, Ltd. while "Other Shareholders" own the remaining 25%. The Graphic also indicates that New China Homes owns 100% of "Beijing Chingchu Zichun Gardens Property Development Co., Ltd." and 100% of "Far East Consortium China Investments Limited." The Graphic further indicates that "Far East Consortium China Investments Limited" owns 98.2% of Shanghai Chingchu Property Development Company Limited."]

Property, Plants and Equipment

         Our principal executive offices are currently located at 16/F Far East Consortium Building, 121 Des Voeux Road, Central, Hong Kong. We are leasing our principal executive offices at an annual rent of US$ 12,000 (HK$ 93,440). Our offices in the United States are located at 44 East 67th Street, New York, New York.

         We conduct our operations for the California Gardens project in Shanghai from a 2,000 square foot facility adjacent to the project. We conduct our operations for the Millennium Towers project in Beijing at Ruoy Chai International Building, No. 8 Yong An Dong Li, Jian Guo Men Wai District, Beijing.

Item 5.           Operating and Financial Review and Prospects

         The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this Annual Report on Form 20-F.

Overview

         We commenced construction of Phase I of the California Gardens project in June 1997. Home sales in Phase I began in September 1997, and home sales in Phase II began in July 1998, in each case after obtaining a pre-sales certificate from the Shanghai House and Land Administration Bureau. Construction of Phase III reached a preliminary stage at the end of March 1999, and we began to sell units in this Phase in April 1999.

         The following tables set forth information relating to homes delivered to buyers, the aggregate purchase price under new sales contracts, and sales backlog for the fiscal years ended March 31, 1998, 1999 and 2000 (HK$ in thousands):

                                                                     Homes delivered

                                                               Fiscal year ended March 31,
                       ------------------------------------------------------------------------------------------------------------
                                   1998                                1999                                    2000
                                   ----                                ----                                    ----

                         Number       Aggregate             Number of         Aggregate           Number of           Aggregate
                          of         Sales Price             Homes           Sales Price             Homes           Sales Price
                         Homes       -----------             -----           -----------             -----           -----------
                         -----
California
Gardens
   Phase I                 --              --                 365          HK$ 109,171                --            HK$     232
   Phase II                --              --                 --                --                    744           HK$ 258,477
   Phase IIA               --              --                 --                --                    --                --
   Phase III               --              --                 --                --                    391           HK$ 151,129
   Phase IVA               --              --                 --                --                    --                --
   Phase IVB               --              --                 --                --                    --                --
                       ------------------------------------------------------------------------------------------------------------
   Total                   --              --                 365          HK$ 109,171                1,135         HK$ 409,838

                                                                   New Sales Contracts

                                                               Fiscal year ended March 31,
                       ------------------------------------------------------------------------------------------------------------
                                   1998                                1999                                    2000
                                   ----                                ----                                    ----

                         Number       Aggregate             Number of         Aggregate           Number of           Aggregate
                          of         Sales Price             Homes           Sales Price             Homes           Sales Price
                         Homes       -----------             -----           -----------             -----           -----------
                         -----
California
Gardens
   Phase I                 344         HK$101,071             21           HK$   105,129              --            HK$    232
   Phase II                --              --                 713          HK$   245,129              31            HK$ 12,196
   Phase IIA               --              --                 --                --                    --                --
   Phase III               --              --                 --                --                   391            HK$151,129
   Phase IVA               --              --                 --                --                    --                --
   Phase IVB               --              --                 --                --                    --                --
                       ------------------------------------------------------------------------------------------------------------
   Total                   344         HK$101,071             734          HK$   350,258             422            HK$163,557

                                                                      Homes Backlog

                                                               Fiscal year ended March 31,
                       ------------------------------------------------------------------------------------------------------------
                                   1998                                1999                                    2000
                                   ----                                ----                                    ----

                         Number       Aggregate             Number of         Aggregate           Number of           Aggregate
                          of         Sales Price             Homes           Sales Price             Homes           Sales Price
                         Homes       -----------             -----           -----------             -----           -----------
                         -----

California Gardens

   Phase I                 16       HK$    4,704               2            HK$      690              --                --
   Phase II                348      HK$  119,350               6            HK$    2,217               1             HK$    389
   Phase IIA               --              --                 --                --                    12             HK$  7,184
   Phase III               --              --                 391           HK$  149,939               7             HK$  3,184
   Phase IVA               --              --                 293           HK$  105,129              366            HK$142,342
   Phase IVB               --              --                 --                --                    123            HK$ 48,640
                       ------------------------------------------------------------------------------------------------------------
   Total                   364      HK$  124,054              692           HK$  257,975              509            HK$201,739


Note: During our fiscal year ended March 31, 2000, homes were exchanged in and between Phases I and II by the home buyers. The amount shown represents the total price differences of the exchanges.

         Home buyers pay an average booking fee of HK$ 18,790 per house and may cancel their purchase with a full refund at any time before they sign a sales contract. The sales contract is signed upon the completion of foundation. The booking fee is included in our backlog upon receipt. We estimate that the average period between the execution of a sales contract for a home and delivery of that home is approximately 12 to 15 months.

         Under US GAAP, we recognize revenue from the sale of homes on a percentage of completion basis. This accounting basis differs, however, from the accounting basis we used when we calculated aggregate sales prices in the tables above. In those tables, we indicate the full amount of the purchase price of each home upon the execution and delivery of a sales contract. Revenues recognized under the percentage of completion basis with respect to the sale of our homes in the several Phases of the California Gardens project for the periods indicated are as follows:

                                                Fiscal year ended March 31,
                              -----------------------------------------------------------------
                                    1998                  1999                  2000
                                   (in HK$               (in HK$               (in HK$
                                  millions)             millions)             (millions)
California Gardens
            Phase I                  73.92                 35.26                  0.23
            Phase II                  -                   234.66                 22.71
            Phase IIA                 -                     -                     -
            Phase III                 -                     -                   151.13
            Phase IVA                 -                     -                     -
            Phase IVB                 -                     -                     -
                              ==================    ==================    ==================
                                     73.92                269.92                174.07
                              ==================    ==================    ==================

         Our backlog decreased 21.80% (or 26.45% based on bookings) to HK$
201.74 million (509 bookings) during fiscal 2000 from HK$ 257.97 million (692 bookings) as of March 31, 1999.

         We will continue to develop and sell homes at the California Gardens project and seek to develop and market similar residential communities in other principal cities in China. Please refer to Item 4 "Information on The Company - Our Business Strategy" for the details of our business strategy.

Results of Operations

         Fiscal year ended March 31, 2000 compared to fiscal year ended March 31, 1999.

         The number of homes delivered during our fiscal year ended March 31, 2000 increased 211% to 1,135 from 365 during the fiscal year ended March 31, 1999. However, our revenues from home sales for the fiscal year ended March 31, 2000 decreased 35.51% to HK$ 174.07 million from HK$ 269.92 million for the fiscal year ended March 31, 1999. We believe our revenues decreased because we delivered a majority of our homes in fiscal year 2000, but recognized the revenues for such deliveries during fiscal 1999. The average sales price of homes delivered increased 14.05% to HK$ 341,000 per unit during the fiscal year ended March 31, 2000 from HK$ 299,000 per unit during the fiscal year ended March 31, 1999.

         Cost of home sales for the fiscal year ended March 31, 2000 decreased approximately 33.16% to HK$ 139.48 million from HK$ 208.68 million for the fiscal year ended March 31, 1999. This decrease is due primarily to the related decrease in home sales revenues. The cost of home sales as a percentage of home sales for the fiscal year ended March 31, 2000 increased to 80.12% from 77.31% for the fiscal year ended March 31, 1999. This increase in cost of home sales as a percentage of home sales is due primarily to increased construction costs caused by unforeseen ground conditions. As of March 31, 2000 and 1999, for homes under construction, the amount of revenue recognized, costs incurred and estimated costs to completion are as follows:

                                    March 31,
                      -------------------------------------------
                              2000                  1999
                              ----                  ----
                       (In HK$ millions)     (In HK$ millions)
Revenue recognized...
                           HK$ 174.07            HK$ 269.92

Cost incurred.........
                           HK$ 139.48            HK$ 208.68

Estimated costs
to completion........      HK$   0.00            HK$   6.98


         Our selling, marketing, general and administrative ("SMG&A") expenses for the fiscal year ended March 31, 2000 increased approximately 44.54% to HK$
21.58 million from HK$ 14.93 million for the fiscal year ended March 31, 1999. This increase is primarily a result of the sale of a greater number of homes marketed in the fiscal year 2000 compared to fiscal 1999. The significant components of our SMG&A expenses during these periods were (a) wages and employee benefits, which represented approximately 10.04% and 13.45% of our total SMG&A expenses in the fiscal year ended March 31, 2000 and 1999, respectively, (b) travel and entertainment expenses related to increasing our market exposure and establishing and enhancing relationships with third parties such as contractors, design firms and public relations, which represented approximately 14.89% and 29.21% of our total SMG&A expenses in the fiscal year ended March 31, 2000 and 1999, respectively, and (c) advertising expenses, which represented approximately 12.61% and 19.22% of our total SMG&A expenses in the fiscal year ended March 31, 2000 and 1999, respectively. Overall, SMG&A expenses as a percentage of total revenues increased to 12.35% in the fiscal year ended March 31, 2000 from 5.51% in the fiscal year ended March 31, 1999, due primarily to decreased revenues recorded in fiscal 2000, combined with required expenses associated with the delivery of a larger number of homes in fiscal 2000 and expenses related to consulting services.

         Income before income taxes and minority interest for the fiscal year ended March 31, 2000 decreased 69.77% to HK$ 12.37 million from HK$ 40.92 million for the fiscal year ended March 31, 1999.

         Fiscal year ended March 31, 1999 compared to fiscal year ended March 31, 1998.

         We delivered 365 homes during our fiscal year ended March 31, 1999 compared to 0 homes during our fiscal year ended March 31, 1998. Our revenues from home sales for fiscal 1999 increased 265.15% to HK$ 269.92 million from HK$
73.92 million for fiscal 1998. The increase of revenues resulted primarily from higher levels of awareness among potential Shanghai home buyers during 1999, and because of the continued development of our marketing and sales efforts. As of March 31, 1998 and 1999, for homes under construction, the amount of revenue recognized, the amount of costs incurred and the estimated costs to completion are as follows:

                                      March 31,
                      ------------------------------------------------
                               1999                    1998
                               ----                    ----
                        (In HK$ millions)        (In HK$ millions)
Revenue
recognized...                  HK$ 269.92           HK$ 73.92

Cost
incurred.........              HK$ 208.68           HK$ 67.10

Estimated costs
to completion......            HK$   6.98           HK$ 18.64


         Cost of home sales for fiscal 1999 increased approximately 211.0% to HK$ 208.68 million from HK$ 67.10 million for fiscal 1998. This increase is due primarily to the related increase in home sales revenues. The cost of home sales as a percentage of home sales decreased to 77.31% for fiscal 1999 from 90.78% for fiscal 1998 as a result of higher selling prices and lower construction costs of Phase II as compared to that of Phase I. In fiscal 1999, 86.94% of our revenues came from the sale of homes in Phase II. The average selling price for homes in Phase II was RMB 2,418 per square meter, which was 10.77% higher than the average selling price in Phase I. The average cost per home in Phase II was RMB 1,711 per square meter, which was 5.73% lower than the average cost per home in Phase I.

         Our SMG&A expenses during fiscal 1999, increased approximately 31.43% to HK$ 14.93 million from HK$ 11.36 million for fiscal 1998. This increase was primarily a result of variable selling costs associated with the greater number of homes marketed and delivered to buyers. The significant components of our SMG&A expenses during these periods were (a) wages and employee benefits, which represented approximately 5.55% and 13.45% of our total SMG&A expenses in fiscal 1998 and 1999, respectively, (b) travel and entertainment expenses related to increasing our market exposure and establishing and enhancing relationships with third parties such as contractors, design firms and public relations, which represented approximately 29.89% and 29.21% of our total SMG&A expenses in fiscal 1998 and 1999, respectively, and (c) advertising expenses, which represented approximately 32.09% and 19.22% of our total SMG&A expenses in fiscal 1998 and 1999, respectively. SMG&A expenses as a percentage of total revenues decreased to 5.51% in fiscal 1999 from 15.31% in fiscal 1998, due primarily to economies of scale.

         As a result of the foregoing, income before income taxes and minority interests in fiscal 1999 increased to HK$ 40.92 million from a loss of HK$ 5.72 million for fiscal 1998.

         Fiscal year ended March 31, 1998 compared to fiscal year ended March 31, 1997

         No comparison of results of operations for the fiscal year ended March 31, 1998 to the fiscal year ended March 31, 1997 has been provided because the operations of California Gardens began in May 1997. We had SMG&A expenses of HK$ 10,609 during fiscal 1997.

Liquidity and Capital Resources

General

         Our financing needs depend upon our construction volume, cost of sales and land activities in regard to future developments. Prior to our initial public offering of Common Shares and Warrants, our most significant sources of funds were loans from our principal shareholder, Far East Consortium, of which HK$ 74 million was converted to Common Shares in April 1999. Additionally, at March 31, 2000, we had outstanding homebuilding borrowings of approximately HK$
77.46 million. We believe that funds generated from operations and expected borrowing availability under existing and future bank credit facilities will be sufficient to fund our working capital requirements during fiscal 2001. At September 1, 2000 we had the following short-term loans outstanding:

                                                Amount
                Lender                        Outstanding              Annual Interest             Maturity Dates
                                             HK$ (millions)                 Rate

  ------------------------------------  -------------------------   ------------------------- -----------------------
Bank of Communications                             2.16                      6.138%                    October 2000
Agricultural Bank of China                         4.70                      6.138%                   November 2000
Agricultural Bank of China                        15.23                      6.435%                   November 2000
Industrial & Commercial Bank of China              2.54                      6.138%                   November 2000
Bank of Shanghai                                   4.70                      6.138%                   December 2000
Industrial & Commercial Bank of China             23.50                      6.435%                    January 2001
Industrial & Commercial Bank of China              9.40                      6.435%                      April 2001
China Merchants Bank                               4.70                      6.340%                       July 2001
Po Sang Bank                                       8.20                     10.500%                       July 2002

Funds borrowed under these facilities were generally used for land acquisition, start-up operations, and the building of homes, as well as for working capital and other general corporate purposes. We have no additional fund availability under these credit facilities. We intend to fund our cash needs through funds generated from operations, and, if necessary, future equity or debt offerings or additional bank borrowings. Further, we intend to seek extensions of the maturity dates of our existing credit facilities, although no assurance can be given that we will be able to do so on commercially acceptable terms or at all. If we are unable to obtain additional financing, our development plans will be materially curtailed until such time, if any, as we are able to obtain such financing.

Debt service

         As of September 1, 2000, scheduled and estimated maturities of our borrowings after the extension of maturity dates of our credit facilities are approximately HK$ 54.94 million during fiscal 2001, approximately HK$ 17.99 million in fiscal 2002 and approximately HK$ 2.20 million during fiscal 2003. We believe that we will fund the maturities of debt and required expenditures relating to our developments primarily with cash flow from operations and existing credit lines, new or renewed credit lines or term loans or through the sale of equity or debt.

Cash flows

         We experienced an increase in cash flows during fiscal 2000 of HK$
58.48 million from fiscal 1999 due primarily to more cash provided by financing activities. The increase was partially offset by more cash used in operating activities and used in investing activities. Cash flows required by operating activities increased by HK$ 6.63 million in fiscal 2000. Cash flows required by investing activities increased by HK$ 64.33 million in fiscal 2000 from fiscal 1999, due primarily to higher advances to related parties. Cash flows from financing activities increased by HK$ 129.43 million in fiscal 2000 from fiscal 1999, due primarily to our initial public offering.

Interest Rates

         Our business is sensitive to fluctuations in interest rates. Overall housing demand is adversely affected by increases in interest rates. If mortgage interest rates increase significantly, this may negatively impact the ability of a home buyer to secure adequate financing. Higher interest rates may adversely affect our revenues, gross margins and net income. According to the State Statistical Bureau, Monthly Bulletin of Statistics - China, Beijing, as of March 31, 1997, 1998, 1999 and 2000, China's interbank interest rate was 11.58%, 10.50%, 9.00% and 1.98%, respectively.

Inflation

         We believe that we, as well as the homebuilding industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, higher mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. Inflation also increases interest costs and costs of labor and materials. We attempt to pass through any increases in costs through increased home selling prices and, to date, inflation has not had a material impact on our operating results. However, there is no assurance that inflation will not have a material adverse impact on our business in the future. According to the State Statistical Bureau, Monthly

Bulletin of Statistics - China, Beijing, as of March 31, 1997, 1998, 1999 and 2000, China's inflation rate was 4.00%, 0.70%, -1.80% and -.2%, respectively.

Recent Trends

         Home sales in the first half of fiscal 2001 are expected to decline from prior year levels due to strong competition in the Shanghai housing market. In recent months, several new housing development projects have been built which we believe may be the cause of lagging home sales in California Gardens. We also believe that the Chinese housing market, in general, has been negatively impacted as a result of the recent slow down in the Chinese economy. We believe that many home buyers have been delaying their recent home purchases as a result of the slowed Chinese economy. We believe, however, that the Chinese economy is strengthening and we expect that home sales in California Gardens will increase in the second half of fiscal 2001.

Impact of Year 2000

         In our prospectus, we discussed the nature and progress of our plans to become Year 2000 ready. As a result of those planning efforts, we experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. We are not aware of any material problems resulting from Year 2000 issues, either our services, internal systems or the products and services of third parties. We will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

Item 6.           Directors, Senior Management and Employees

Directors

         The following table presents information with respect to our directors at March 31, 2000.

         Name                          Age               Position
         ----                          ---               --------

Charles H. Stein                       71                Chairman of the Board
Michael Chi Ning O'Young               55                Director
Trevor John Bedford                    65                Director
Jay M. Haft                            64                Director
Denny Chi Hing Chan                    36                Director
Margaret Chiu                          41                Director

         All of the members of our board of directors serve for a period ending at each annual meeting of shareholders.

Executive Officers

         The following sets forth the names, ages and positions of each of our executive officers:

         Name                Age   Position
         ----                ---   --------

Michael Chi Ning O'Young     55    President and Chief Executive Officer
Denny Chi Hing Chan          36    Treasurer
Mark L. Kallan               54    Senior Vice President - Investor Relations
Veronica O'Young             56    Senior Vice President - Marketing and Sales
Gerald M. Breslauer          63    Vice President - Investor Relations
Li Wan Cai                   46    Vice President - Property Management
Henry Chen                   47    Vice President - Property Advertising

Gao Yang Zhi                 39    Vice President - Engineering
Francis Chow                 49    Secretary

         Our executive officers are appointed by and serve at the discretion of our board of directors.

Biographical Information

         Charles H. Stein has served as Chairman of the Board of directors since July 1999. From January 1996 until November 1999, Mr. Stein served as Chairman of CCA Companies Inc. (NASDAQ). From June 1990 until December 1996, Mr. Stein was a private investor and consultant. From 1994 until June 1996, Mr. Stein served as Special Trade Representative to Europe for the state of Florida. From 1984 to 1989, Mr. Stein was the President and Chief Executive Officer of Nighthawk Resources, an oil, natural gas and gold mining company listed on the Vancouver Stock Exchange. Mr. Stein was Chairman and CEO of Hardwicke Companies Inc., which employed several thousand people worldwide, and which built, developed, or operated more than 50 restaurants (Tavern on the Green, Maxwell's Plum and others), health spas, theme parks in North America, Europe and Asia (including Great Adventure in New Jersey), and duty-free shops from 1970 to 1984. Mr. Stein served as President and Chief Executive Officer of Kitchens of Sara Lee, the world's largest bakery from 1962 to 1967. He was also a director, Member of the Executive Committee, and a Vice President of Consolidated Foods, the parent company of Sara Lee, and one of the top 30 companies of the Fortune 500 from 1962 to 1967. Mr. Stein has also served as director or advisor to a wide range of American and International public companies including: General Host Corporation (NYSE), Ward Foods (NYSE), Consolidated Foods Corporation
(NYSE), Goldfleld Corp. (AMEX), Tokyu Corporation, Land Development Division (Tokyo Stock Exchange) and Watney Mann, Ltd. (London Stock Exchange), a British-based brewer and hotel company. He was also president of Benihana of Tokyo, an international restaurant chain from 1973 to 1978. Originally, Mr. Stein pioneered the concept of fresh orange juice in "milk-type" cartons when he developed unique and innovative packaging and presentation of other chilled and frozen citrus products. He started his business in Florida and then sold it to Kraft Foods. Subsequently, he served for nine years as a division manager with several thousand employees, and was one of five senior executives reporting to the CEO of Kraft from 1953 to 1962. Mr. Stein has served as a Governor of the American Bakers Association, a member of the Grocery Manufacturers Association, and a past member of the Young Presidents' Organization (Y.P.O.).

         Michael Chi Ning O'Young has served as President and Chief Executive Officer of the Company since July 1999. He has served as Managing director of Far East Consortium since June 1996. From 1992 to 1996, he was a Senior Partner at O'Young Partners, a property consultant firm. From 1993 to 1996, he was the project management consultant to Far East Consortium's Malaysian office. He served as Joint Managing director of Meinhardt Partners, an international engineering consultancy firm from 1981 to 1992. Mr. O'Young has over 25 years experience in engineering consultancy and project management, both in Australia and Southeast Asia. He was responsible for the structural design of some of the more prestigious buildings, such as the High Court of Australia, QVB in Sydney and Telecom Central in Singapore. Upon the incorporation of Shanghai Chingchu, he was appointed Chief Executive Officer. He was primarily responsible for the initiation and establishment of New China Homes and its business, and is in charge of its day to day operations as President and Chief Executive Officer. Mr. O'Young holds a Bachelor of Engineering degree from the University of N.S.W., Australia.

         Trevor John Bedford has served as a director of the Company since January 2000. He is currently the Governor of the Royal Grammar school, High Wycombe in the United Kingdom. Mr. Bedford also currently serves as Chairman and/or director of eight companies located in the United Kingdom, Europe, the United States, Malaysia and Australia. These companies include Leisure Development Holdings S.A., Royal Oak Hotel, Winsford, Industrial Development Holdings Ltd., Aviata Resources Inc., Far East Consortium International, Ltd., Northrock Group of Companies, Fortune Oil (OTC bb Foreign), and Hanson Green. Mr. Bedford is the former Chairman and Chief Executive Officer of the Hong Kong Land Group which was the second largest public company in Hong Kong and the largest property group in the world. Mr. Bedford also served as a member of the board of directors of the Hong Kong bank, Hong Kong Electric Holdings and the Hong Kong Telephone Company. He also served as the Commandant of the Royal Hong Kong Auxiliary Police Force, an honorary appointment by the Governor of Hong Kong. Mr. Bedford was also made a member of the British Empire in 1972. Mr. Bedford was educated in India from 1939-1946 and later at the Colchester Royal Grammar School.

         Jay M. Haft has served as a director of the Company since August 1999. He has served as a Managing General Partner of Gen Am "1" Venture fund, an international venture capital fund since 1998. He has served as Chairman of the Board of NCT Group, Inc, and as Vice-Chairman of Decap Group, Inc. Mr. Haft has been of counsel to Parker Duryee Rosoff & Haft, in New York since 1994. He was previously a senior corporate partner of that firm from 1989 to 1994, and before that, a founding partner of Wofsey, Certilman, Haft, et al. from 1966 to 1989. He is a strategic consultant for growth stage companies. He is active in international corporate finance, mergers and acquisitions, as well as in the representation of emerging growth companies. He has actively participated in strategic planning for many high-tech companies, leading medical technology companies and technical product service and marketing companies. Mr. Haft is also a director of numerous public and private corporations, including Robotic Vision Systems, Inc. (NASDAQ), NCT Group, Inc. (OTC), Thrift Management, Inc.
(OTC), Oryx Technologies, Corp. (NASDAQ Small Cap), Encore Medical Corporation (NASDAQ), PC Service Source, Inc. (NASDAQ), and Dusa Pharmaceuticals Inc. (NASDAQ). He is a graduate of Yale College and Yale Law School. He is currently treasurer of the Miami City Ballet, a trustee of Florida International University and a former member of the Florida State Commission for Government Accountability to the People.

         Margaret Chiu has served as a director of the Company since July 1999. She has served as a director of Far East Holdings International Limited since December, 1995. She has also served as a director of Far East Hotel and Entertainment Ltd. since April 1989. For the past five years, Ms. Chiu has served as a management consultant for the Sung Dynasty City theme park in Hong Kong and the Tang Dynasty theme park in Singapore. Ms. Chiu holds a L.L.B. Degree from the University of Buckingham, U.K. and has extensive experience in the entertainment, television and motion picture business in Hong Kong, China and overseas.

         Denny Chi Hing Chan has served as a director of the Company since July 1999. He has served as the Group Chief Accountant for Far East Consortium since October 1990. He is responsible for the Group's financial and accounting functions. He has extensive experience in accounting and auditing of Hong Kong listed companies.

         Mark L. Kallan has served as Senior Vice-President - Investor Relations of the Company since August 1999. He served as Senior Vice President of CCA Companies Incorporated (NASDAQ) from

1996 to 1998 and was previously Chairman and Chief Executive Officer of Helbros Watches Inc., from 1982 to 1992, a major American wristwatch manufacturer and distributor. Mr. Kallan was a self employed marketing consultant between September 1994 and January 1996. During 1996, Mr. Kallan served as a director of CCA Companies Incorporated. Before that, Mr. Kallan held Senior Account Management positions at several of America's leading advertising agencies, including divisions of William Esty, Young & Rubicam, and N.W. Ayer from 1972 to 1984. Mr. Kallan served as Executive Vice President of Professional Technical Symposia, Inc., and Project Marketing Corporation, an American marketing consulting organization from 1969 to 1972. He has served as consultant and advisor to emerging companies in the United States, United Kingdom, and Europe. He was responsible for a wide variety of advertising accounts which included American Telephone & Telegraph (AT&T), MGM, Polydor, Philips, and JVC, as well as a variety of consumer and specialty products, hotels and convention centers, and travel trade publications.

         Veronica O'Young has served as Senior Vice-President - Marketing and Sales of the Company since February 1999. From April 1997 until joining the Company, she served as Executive director of Shanghai Chingchu Property Development Co. Ltd. From 1981 to 1997, she served as senior subtitler, journalist, producer for TV Australia. She is of Chinese origin with Australian citizenship, and has served as a journalist and presenter for the Australian Special Broadcasting Services for over 15 years. As President of the Australian Chinese Writer's Association, she has been involved in cultural exchanges between Australia and China for many years, and she was included in the 1997 edition of "World Famous Overseas Chinese." In 1997, Ms. O'Young published a book and won the "Distinguished Chinese Writer" award in China. She is responsible for the advertising and promotion of New China Homes projects in Shanghai, and has won the 1998 "Most Successful Advertising Personnel" award in Shanghai. Ms. O'Young is married to Michael O'Young, our President and Chief Executive Officer.

         Gerald M. Breslauer has served as Vice President - Investor Relations since April 2000. From January 1998 until March 2000, Mr. Breslauer was District Manager of Health Watch Corporation (OTC). From August 1996 until December 1998 he was Vice President and Secretary of CCA Companies Incorporated (NASDAQ). From 1991 until 1996 Mr. Breslauer was a financial advisor with the Equitable Assurance Company. From 1988 to 1991 he was President of Sterling Financial, Inc., a financial consulting company. Mr. Breslauer was Executive Vice President of Mayfair Affiliates, Ltd. a developer, manufacturer and marketer of innovative new products for the consumer, from 1985 until 1988. From 1969 until 1984 he was Executive Vice President and Secretary of Hardwicke Companies Incorporated (NASDAQ), which built, developed, or operated more than 50 restaurants (Tavern on the Green, Maxwell's Plum, Samurai Japanese Steak Houses and others), health spas, theme parks in North America, Europe and Asia (including Great Adventure in New Jersey), and duty free shops. Mr. Breslauer is an attorney, and graduated from New York University and Brooklyn Law School.

         Li Wan Cai has served as Vice President - Property Management of the Company since February 1999. From June 1998 until joining the Company, he served as Deputy General Manager of Shanghai Chingchu Property Development Co. Ltd. and Shanghai Chingchu Property Management. From March 1993 to May 1998, he served as an assistant to the general manager of Vanke Property Development Co. From January 1987 to February 1993, he served as the director of the President's Office for East China Normal University. Mr. Cai holds a Master of Arts degree from East China Normal University and a Bachelor of Arts degree from Liao Ning University.

         Henry Chen has served as Vice-President - Property Advertising of the Company since February 1999. From 1997 until joining the Company, he served as Deputy General Manager of Shanghai Chingchu. From 1995 to 1997, he served as General Manager of Asian-Australian Culture and Technology International Promotions. He served as Deputy Chief Editor of the Australian Chinese Herald from 1991 to 1994. Mr. Chen holds a Master of Arts degree from the Australian School of Film, Television & Radio.

         Gao Yang Zhi has served as Vice-President-Engineering of the Company since February 1999. From June 1998 until joining the Company, he served as Vice President - Engineering of Shanghai Chingchu. Before joining New China Homes, he was Vice President of Shenzhen University Design Institute from March 1995 to March 1998. Between August 1994 and March 1995, Mr. Gao was a design engineer with the Shenzhen University Design Institute. He is a Chinese national and is an honor graduate of Tung Zhi University, Shanghai. Mr. Gao is in charge of the day to day operations of the engineering department.

         Francis Chow has served as Company Secretary since March 23, 2000. Mr. Chow is a Fellow Member of the Institute of Chartered Secretaries and Administrators and a Fellow Member of the Hong Kong Society of Accountants. Mr. Chow also serves as the Company Secretary for Far East Consortium International Limited and Far East Technology International Limited, two publicly listed companies in Hong Kong. Mr. Chow graduated from the Hong Kong Polytechnic in Company Secretaryship and he continued his postgraduate education at the University of Sydney in Corporate Laws, Taxation and Auditing.

Committees of the Board of Directors

         The board of directors has established two committees--the Audit Committee and the Compensation Committee. These committees have the responsibilities and authority described below.

         Audit Committee. On June 13, 2000, our board of directors adopted the "New China Homes, Ltd. Audit Committee Charter." The board of directors adopted this plan pursuant to the NASDAQ listing rules requiring each listed company to adopt a formal audit committee charter specifying the scope of a company's audit committee and the means by which its members are to carry out its responsibilities. Pursuant to the "New China Homes Ltd. Audit Committee Charter," our audit committee has the following purpose and responsibilities:

o        review the Company's auditing, accounting and financial processes;

o monitor the Company's internal controls regarding accounting, finance, legal compliance, and ethics;

o review and evaluate the Company's outside auditors and internal auditing function;

o reviewing with management and the independent public accountants the Company's financial statements and exercising general oversight of our financial reporting process; and

o provide an open avenue of communication among the outside auditors, financial and senior management, the internal auditing function, and the board of directors.

     The members of our audit committee are Mr. Haft, Ms. Chiu and Mr. Bedford.

     Compensation Committee. Our compensation committee has the following responsibilities:

o        establishing the salary rates of our officers and employees;

o        examining periodically our compensation structure; and

o        supervising our welfare and pension plans and compensation plans.

         The members of our Compensation Committee are Messrs. Stein, Haft, Chan and Ms. Chiu.

Director Compensation

         Each outside director is paid an annual fee of $36,000 and reimbursed for travel expenses incurred for each board of director meeting attended. Mr. Stein, our Chairman of the Board, is paid an additional US$ 200,000 per year for his services.

         At March 31, 2000, our non-executive directors held an aggregate of 100,000 options, granted outside the Company's 1999 Stock Option and Restricted Stock Purchase Plan (the "Option Plan"), in respect of our Common Shares at an average exercise price of US$ 7.50 per share.

Directors' and Officers' Liability Insurance

         We have obtained directors' and officers' liability insurance on behalf of our directors and officers who are residents of the United States.

Executive Compensation

         The aggregate amount of compensation paid by us to all our executive officers was HK$ 1.95 million (US$ 250,000) for the fiscal year ended March 31, 2000.

         At March 31, 2000, our executive officers (including Michael O'Young, our President and Chief Executive Officer) held an aggregate of 40,000 options, granted outside the Option Plan, in respect of our Common Shares at an average exercise price of $ 7.50 per share.

Employment Agreements

         Michael O'Young, our President and Chief Executive Officer, is a party to a five-year employment agreement with us providing for a base salary of $300,000 per annum and an annual bonus of up to 1% of the net after tax profits of the Company, payable at the discretion of the board of directors. During fiscal year 2000, our board of directors also granted Mr. O'Young 40,000 stock options entitling him to purchase 40,000 of our Common Shares at an average exercise price of US$ 7.50 per share.

Management Service Agreements

         Since 1998, Messrs. Stein, Haft and Kallan and Silver Pacific Trading Ltd. have been serving us as strategic advisors. On April 2, 1999, we formalized these relationships by entering into three-year Management Service Agreements with Messrs. Stein, Haft and Kallan and Silver Pacific Trading Ltd. Under these agreements, Messrs. Stein, Haft and Kallan and Silver Pacific Trading Ltd. have agreed to provide advice and assistance concerning our business strategy and corporate activities. Among the services that these advisors will provide are the following:

o developing and evaluating potential acquisitions and other business opportunities;

o providing financial, marketing and business advice on particular land development and home building projects;

o working with our management to monitor our financial affairs and initiating and maintaining relationships with potential financing sources including commercial banks and investment banking firms;

o providing advice in all areas involving the execution of our business plan; and

o coordinating our relationships with our accountants, attorneys and other professionals.

         In anticipation of the continued relationship that we will have with Messrs. Stein, Haft and Kallan, on April 2, 1999 we paid US$ 175,000 to Mr. Stein, US$ 200,000 to Mr. Haft, US$ 75,000 to Mr. Kallan and US$ 400,000 to Silver Pacific Trading Ltd. These payments were used to purchase an aggregate of 850 of our Common Shares at $1,000 per share. As a result of the 999-for-one stock split effected in August 1999, Mr. Stein received an additional 174,825 Common Shares, Mr. Haft received an additional 199,800 Common Shares, Mr. Kallan received an additional 74,925 Common Shares and Silver Pacific Trading Ltd. received an additional 399,600 Common Shares. Messrs. Stein, Haft and Kallan and Silver Pacific Trading Ltd., as well as our other pre-initial public offering shareholder, have agreed with us that 25% of their Common Shares will be canceled if our net income is less than US$ 10 million in the one-year period commencing on the first day of the month following the effective date of the Company's initial public offering, March 8, 2000, and 25% of these Common Shares will be canceled if our net income is less than US$ 20 million in the following one-year period.

         On September 2, 1999, Denny Chan, a director and our Treasurer, was quoted in an article appearing in the South China Morning Post. Mr. Chan's comments were related to the Company's Management Services Agreements, in which he stated only that 25% of the Common Shares owned by our pre-initial public offering shareholders would be cancelled if our net income is less than US$ 10 million (approximately HK$ 80 million) in the one-year period commencing the first month following the closing of the offering. This Article incorrectly reported that Mr. Chan had projected that the Company would have net profits of US$ 10 million in fiscal 2000 as we make no assurances as to our future profitability.

1999 Stock Option Plan

         On August 10, 1999, our board of directors and shareholders adopted the Option Plan. As of September 15, 2000, the Company has authorized for granting 600,000 options to purchase our Common Shares under the Option Plan. The purpose of the Option Plan is to attract and retain qualified personnel, to provide additional incentives to our employees, officers and advisors and to promote the success of our business. The Option Plan is administered by the Compensation Committee of the board of directors. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

         Each option granted under the Option Plan has a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with New China Homes. Options granted under the Option Plan may be exercised only for fully vested Common Shares. The exercise price of incentive stock options and non-statutory stock option granted under the Option Plan must be at least 100% and 85% of the fair market value of the stock subject to the option on the date of grant, respectively (or 110% with respect to incentive stock options granted to holders of more than 10% of the voting power of the Company's outstanding Common Shares). The board of directors or the Compensation Committee has the authority to determine the fair market value of the shares. The purchase price is payable immediately upon the exercise of the option. Such payment may be made in cash, in outstanding Common Shares held by the participant, through a promissory note payable in installments over a period of years or any combination of the foregoing. The maximum number of Common Shares subject to the Options granted to a single person shall not exceed 25% of the total number of Common Shares subject to the Options granted under the Option Plan. Each Option, other than a restricted stock award, shall not be transferable, otherwise than by will or the laws of descent and distribution. Each Option, other than a restricted stock award, during lifetime shall only be exercisable by the grantee. If a grantee of an Option, other than a restricted stock award, leaves the service of the Company or any of its subsidiaries for any reason other than "for cause," death, or disability, the unexercised portion of the Option, other than a restricted stock award, may only be exercised within three months after the date on which the grantee ceased to be so employed, and only to the extent that the grantee could have otherwise exercised such Option, other than a restricted stock award, as of the date on which he ceased to be so employed. If a grantee of an Option, other than a restricted stock award, ceases to be an employee of the Company or any of its subsidiaries by reason of death, the unexercised portion of the Option may only be exercised within one year after the date of the grantee's death, and only to the extent that the grantee could have otherwise exercised the Option, other than a restricted stock award, at the time of his death. In such case, the Option, other than a restricted stock award, may be exercised by the executor or administrator or by any person or persons who shall have acquired the Option, other than a restricted stock award, from the grantee's estate. If a grantee of an Option, other than a restricted stock award, ceases to be an employee of the Company or any of its subsidiaries as a result of termination of employment "for cause" or if a grantee terminates his employment for any reason other than as a result of his death or disability, the unexercised portion of his Option, other than a restricted stock award, may only be exercised within one month after the date on which the grantee ceased to be so employed, and only to the extent that the grantee could have otherwise exercised such Option, other than a restricted stock award, as of the date which he ceased to be so employed. If a grantee of an Option, other than a restricted stock award, ceases to be an employee of the Company or any of its subsidiaries by reason of a disability, the unexercised portion of his Option, other than a restricted stock award, may only be exercised within one year after the date on which the grantee ceased to be so employed, and only to the extent that the grantee could have otherwise exercised such Option, other than a restricted stock award, as of the date which he ceased to be so employed.

         The Company's board of directors shall make adjustments to the number of Common Shares (and the Option price per share) subject to the unexercised portion of any outstanding Option (to the nearest possible full share) held by the grantees in the case that the Company's outstanding Common Shares are increased, decreased or exchanged for a different number or kind of shares or other securities through a reorganization, merger or consolidation.

         If there is any capital reorganization or reclassification of the capital stock of the Company or consolidation or merger of the Company with another entity, or sale of substantially all of the Company's assets, and the holders of the Common Shares become entitled to receive stock, securities or assets in exchange for the Common Shares, such shares may be issued or payable with respect to or in exchange for a number of outstanding shares of the common stock equal to the number of Common Shares immediately theretofore so receivable had such reorganization, reclassification, merger or sale not taken place.

Employees

         As of March 31, 2000, we had 78 full-time employees, including 21 employees in sales and marketing, 25 employees in engineering, estimating and construction management, 10 in finance and accounting and 15 in general administration. In addition, we employ two full-time employees in the United States to handle investor relations. We have not experienced any labor-related work stoppages and we consider the relations with our employees to be good. We are not subject to any collective bargaining agreements.

Security Ownership of Beneficial Owners and Management

         The following table sets forth, as of the date of this Annual Report, information which is known by us with respect to the ownership of Common Shares as to:

o all persons who are expected to be the beneficial owners of 5% or more of our outstanding Common Shares;

o each director and each person who has consented to be named as a director (the "Named Directors");

o        each Named Executive Officer; and

o        all executive officers and directors of New China Homes as a group.

         No beneficial owners of the Company own any shares of Far East Consortium. Deacon Te Ken Chiu and David Chiu, however, do own more than 10% of Far East Consortium.

         Unless otherwise indicated, each of the following persons may be deemed to have sole voting and dispositive power with respect to such shares. Information set forth in the table with respect to beneficial ownership of the Common Shares has been provided to New China Homes by such holders.

                                                                       Amount and
                                                                        Nature of
                                                                       Beneficial                   Percent of
                                                                      Ownership of                  Outstanding
                                                                      Common Shares                Common Shares
                                                                      -------------              ----------------------
Far East Consortium International Limited
16/F Far East Consortium Building,
121 Des Voeux Road, Central
Hong Kong.....................................................         9,550,000                       75.20%
Charles H. Stein Trust
5345 Pine Tree Drive
Miami Beach, FL 33140.........................................           175,000                         1.41
Jay M. Haft
1001 Brickell Bay Avenue
9th Floor
Miami, FL 33131...............................................           200,000                         1.61
Mark L. Kallan
19999 Backnine Drive
Boca Raton, FL 33498..........................................            75,000                            *

All executive officers and directors a group (3 persons)......           450,000                        3.62%

-----------
  * Beneficially owns less than 1% of the outstanding Common Shares.

Item 7.           Major Shareholders and Related Party Transactions

         We are aware of only one major shareholder (a shareholder owning in excess of 5% of our Common Shares), Far East Consortium International Limited. At September 20, 2000, Far East Consortium International Limited owned 9,550,000 Common Shares or approximately 75% of the issued and outstanding Common Shares. As a result of its Common Share ownership, we consider Far East Consortium International Limited to be our controlling shareholder.

         On March 31, 2000, we had 11 shareholders of record and 2,750,000 of our Common Shares and 2,300,000 of our Warrants were held in the United States.

Transactions Involving Officers, Directors and Principal Shareholders

         Messrs. Stein and Haft, who are directors, Mr. Kallan, who is an executive officer, and Silver Pacific Trading Ltd., which is a principal shareholder of New China Homes, have been rendering management services to us since 1998. On April 2, 1999, Messrs. Stein, Haft and Kallan and Silver Pacific Trading Ltd. entered into Management Service Agreements with us in which they agreed to continue to provide management services to us until April 2, 2002. See
Item 6 "Directors, Senior Management and Employees -- Management Service Agreements".

         Far East Consortium, our principal shareholder, has entered into a non-competition agreement with us under which it agreed not to compete with us in the residential property development business in China (excluding Hong Kong). In addition, prior to our initial public offering we were financed by advances from Far East Consortium. As of March 31, 1999, the aggregate amount of these advances was US$ 9,795,997. In April 1999, we issued 9,549 Common Shares to Far East Consortium in exchange for the reduction of US$ 9,549,000 of indebtedness. As of March 31, 2000, the aggregate amount of advances from Far East Consortium was reduced to US$ 2,000,000. As a result of a 999-for-one stock split effected in August 1999, we issued an additional 9,540,450 shares to Far East Consortium. See notes 1 and 9 to our audited consolidated financial statements.

Item 8.           Financial Information.

Financial Statements

         See "Item 18 - Financial Statements" for our audited consolidated financial statements filed as part of this Annual Report.

Legal Proceedings

         We are not a party to any material legal proceedings, nor are there any material legal proceedings pending with respect to any of our properties. We also are not aware of any legal proceedings contemplated by any governmental authorities involving either us or our property. None of our directors, officers or affiliates is an adverse party in any legal proceedings involving New China Homes or its subsidiaries, or has an interest in any such proceeding which is adverse to New China Homes or its subsidiaries.

Dividend Policy

         We have never declared or paid any cash dividends on our Common Shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements and such other factors as the board of directors deems relevant.

Significant Changes

         We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9.           The Offer and Listing

         Our Common Shares and our Warrants (the "Warrants") are listed on NASDAQ under the symbols NEWC and NEWCW, respectively. Trading in our Common Shares and Warrants on NASDAQ commenced on March 10, 2000.

         For the fiscal year ended March 31, 2000 (March 10, 2000 through March 31, 2000), the high and low price of our Common Shares on NASDAQ has ranged from $ 11 to $ 7. For the fiscal year ended March 31, 2000, the high and low price of our Warrants on NASDAQ has ranged from $ 4 to $ 1 49/64.

         During the first quarter of our fiscal year 2001 (April 1, 2000 through June 30, 2000), the high and low price of our Common Shares on NASDAQ has ranged from $ 8 1/2 to $ 3. During that same period, the high and low price of our Warrants on NASDAQ has ranged from $ 3 3/4 to $ 1.

         The following table sets forth, for the month indicated, the high and low sales prices of our Common Shares and our Warrants on NASDAQ.

                                                       SALES PRICE
                              ---------------------------------------------------------------------
                                   COMMON SHARES                        WARRANTS
                              --------------------------         ---------------------------------
                               HIGH             LOW               HIGH             LOW
                              -------          ------            -------          ------
Month of March 2000......      $ 11             $ 7               $ 4             $ 1 49/64
  (from March 10)
Month of April 2000........    $ 7 1/4          $ 3               $ 2 5/8         $   5/8
Month of May 2000........      $ 8 1/2          $ 3 3/4           $ 3 3/4         $ 1 1/8
Month of June 2000.......      $ 5 3/4          $ 3 3/8           $ 2 1/8         $ 1
Month of July 2000.........    $ 3 7/8          $ 2 13/16         $ 1 13/32       $ 1
Month of August 2000.....      $ 5 5/16         $ 2 3/4           $ 1 3/4         $   15/16

Item 10.          Additional Information

Memorandum and Articles of Association

         The following presents a description of the terms and provisions of our Restated Memorandum and Articles of Association.

         General

         We were incorporated in the Cayman Islands on January 6, 1999 and operate under the Cayman Islands Companies Law (2000 Revision).

         Our corporate objectives and purpose are unrestricted.

         Directors

         There are no membership qualifications for directors unless so fixed by the Company in a general meeting. Further, there are no share ownership qualifications for directors.

         A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a shareholder of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so, his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

         The directors may exercise all the powers of the Company to borrow money and to mortgage or change its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability, or obligation of the Company or of any third party.

         Rights, Preferences and Restrictions of Each Class of Shares

         All Common Shares have one vote on all matters to be voted on by the shareholders. Directors do not stand for reelection at staggered intervals and cumulative voting is not required. Subject to preferences that may be applicable to any issued preferred share, the holders of Common Shares are entitled to receive ratably such dividend, if any, as may be declared from time to time by the directors out of funds legally available under the Cayman Island Companies Law (1998 Revision). There is no provision for the lapse of any dividend entitlement. Holders of Common Shares have no pre-emptive, conversion or other registration or subscription rights. There are no redemption or sinking fund provisions available to Common Shares. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution right of Preferred Shares, if any.

         The board has authority, without further action by the shareholders, to issue preferred Shares in one or more series and to fix the designations, rights, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with Common Shares. The board may not issue preferred shares for three years after the effective date of the offering without the consent of the underwriter.

         Change in the Rights of Shareholders

         The rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.

         General Meetings of Shareholders

         The directors may, whenever they think fit, convene a general meeting of the Company. General meetings may also be convened upon the written request of Shareholders holding a majority of the outstanding Common Shares generally entitled to vote. General meetings shall also be convened on the written request of any two of our Shareholders deposited at our Registered Office specifying the objects of the meeting and signed by the requisitionists; and if the directors do not within twenty-one days from the date of deposit of the requisition proceed duly to convene the meeting, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the directors shall be reimbursed to them by the Company.

         Limitations on the Right to Own Shares

         There are no limitations on the right to own our shares.

         Limitations on Transfer of Shares

         There are no provisions in our Memorandum or Articles of Association, that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring. Please see "Risk Factors - Our Board of Directors has the authority to issued preferred shares having rights and preferences which are more favorable than our Common Shares."

         Disclosure of Shareholder Ownership

         There are no provisions within our charter documents governing the ownership threshold above which shareholder ownership must be disclosed.

         Changes in Capital

         We may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. The Company may by Ordinary Resolution:

         (a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

         (b) sub-divide its existing shares, or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of Section 12 of the Cayman Islands Companies Law (2000 Revision);

         (c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

         We may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

         The Cayman Islands Companies Law (2000 Revision) is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law (2000 Revision) applicable to New China Homes and the laws applicable to companies incorporated in the United States and their shareholders.

         Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

o        the statutory provisions as to majority vote have been complied with;

o the shareholders have been fairly represented at the meeting in question;

o        the arrangement is such as a businessman would reasonably approve; and

o the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law (2000 Revision).

         When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

         If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

         Shareholders' Suits. Our Cayman Island's counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, the Company itself will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

o        a company is acting or proposing to act illegally or ultra vires;

o the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote;

o the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

o those who control the company are perpetrating a "fraud on the minority".

         Issues Requiring Ordinary Resolutions. The following actions in respect of exempted companies incorporated under the Companies Law are required by the Companies Law to be passed by "ordinary resolution" (simple majority):

o the alteration of conditions of the memorandum of association in respect of share capital (Section 13(1));

o        the power of a company to issue shares at a discount (Section
         35(1)(a));

o if the Articles of Association do not authorize the manner of purchase, the manner of purchase on redemption or repurchase of shares (Section 37(d));

o        power to direct where an inspector's report be sent (Section 66(3));

o        to wind up the company voluntarily under the Companies Law (Section
         132(a));

o appointment of liquidator of voluntary winding up and sanctioning of the continuance of powers of directors following the appointment of a liquidator (Section 136);

o disposal of company books, accounts and documents on a voluntary winding up (Section 158); and

o        registration of a company by continuation (Section 222(2)).

         Issues for which Cayman Islands law requires approval by a super majority of votes by Shareholders. The following actions in respect of exempted companies incorporated under the Companies Law are required by the Companies Law to be passed by "special resolution" (as such phrase is defined in the Law and varied by the articles of association of each such company):

o        the alteration of the memorandum of association (Section 10);

o        the reduction of share capital (Section 14);

o        the alteration or addition to the articles of association (Section 24);

o        the changing of the name of the company (Section 31);

o        the adoption and effect of Articles of Association (Section 25(2));

o the appointment, pursuant to the provisions of Sections 64 to 68, of an inspector to examine the affairs of the company (Section 67);

o        requiring the court to wind up the company under the Law (Section 94);

o        to wind the company up voluntarily under the Law (Section 132(b));

o to, inter alia, delegate to creditors the power to appoint a liquidator in a voluntary winding up, filling any vacancy among liquidators and entry into arrangements in respect of a liquidator's powers in a voluntary winding up (Section 138);

o to sanction arrangements between a company being voluntarily wound up and its creditors (Section 139);

o the sanctioning of any general scheme of liquidation proposed by a liquidator (Section 163);

o        the sanctioning of any compromise proposed by a liquidator (Section
         164);

o the sanctioning of certain other matters proposed by a liquidator of the Law (Section 165); and

o the making of amendments to Memorandum and Articles of Association upon registration by way of continuation (Section 222).

         With respect to the "super majority percentage" under Cayman Islands law for the purposes of passing special resolutions, Section 60 of the Companies Law provides that a resolution is a special resolution when:

(a) "it has been passed by a majority of not less than two-thirds (or such greater number as may be specified in the articles of association of the company) of such members as, being entitled to do so, vote in person or, whether proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b) if so authorized by its articles of association, it has been approved in writing by all of the members entitled to vote at a general meeting of the company in one or more instruments each signed by one or more of the members aforesaid, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed."

         In relation to whether there are matters which require approval by a majority of shareholders in excess of two thirds, Section 86(2) of the Companies Law requires that where a members meeting has been convened by the court to approve a court sanctioned compromise or arrangement between a company and its members (or of a class of member, as the case may be) a majority in number of the members representing seventy-five percent in value of the members (or of a class of member, as the case may be) must approve such compromise or arrangement. Additionally Section 88(1) of the Law requires that in certain circumstances the power to acquire shares of dissentient shareholders may be given where approved by the holders of not less than ninety percent in value of the shares affected.

         Indemnification. Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company's organizational documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our organizational documents provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

         Insofar as indemnification or liability arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         Inspection of Books and Records. Holders of our Common Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Exchange Controls

         China's government imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the PBOC publishes a daily exchange rate for

Renminbi (the "PBOC Exchange Rate") based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

         Pursuant to the Foreign Exchange Control Regulations issued by the State Council on April 1, 1996 and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control (the "Regulations"), conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange ("SAFE") in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

         Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for different types of foreign exchange transactions, and the permitted scope of receipts and expenditures for such accounts is limited to the type of foreign exchange transactions designated for such accounts. In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from the SAFE.

         Currently, foreign investment enterprises are required to apply to SAFE for "foreign exchange registration certificates for foreign investment enterprises." With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), FIEs may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

Taxation

         The following is a summary of the tax laws of China, the Cayman Islands and the United States which are material to our business and are relevant to the purchase, ownership or sale of your Common Shares. This summary does not take into account or discuss the tax laws of any jurisdiction other than China, the Cayman Islands or the United States. We recommend that you consult with your own professional advisers if you have any doubt as to the tax implications of purchasing, holding or disposing your Common Shares.

         The following statements disclose the material tax consequences relating to your purchase of our Common Shares. This discussion, however, is not intended to be exhaustive or to be a complete statement of the relevant laws. It is based on the laws in force as of the date of this Annual Report and subject to any changes in law occurring after that date, which changes could be made on a retroactive basis.

Taxation in China relevant to the Company

                  Income Tax

         Any foreign investment enterprise, which may be in the form of any equity joint venture, co-operative joint venture or wholly foreign-owned enterprise, carrying on business in China will be subject to China Foreign Investment Enterprise and Foreign Enterprise Income Tax Law.

         Foreign investment enterprises which have their head offices in China are regarded as Chinese residents for income tax purposes and all income from sources both within and outside China is subject to income tax in China. This tax is levied on net income and operating costs and expenses may be deducted in the calculation of the taxable income. Moreover, foreign investment enterprises may, when paying tax on their consolidated income, deduct from the tax payable the income tax that they have paid outside China on income derived from sources outside China subject to limitations imposed by the relevant tax law. Foreign investment enterprises, including enterprises involved in property development in China, are therefore generally required to pay income tax at a flat rate of 30% plus a local income tax rate of 3%, on their taxable income. However, foreign investment enterprises established and carrying on the business of property development in Special Economic Zones of China ("SEZs") are entitled to be taxed at a reduced rate of 15% on income derived from property development within the SEZs. We currently have no income other than from sources in China.

         The profits or dividends received by us from a foreign investment enterprise are free from income tax in our hands, since profits of foreign investment enterprises remitted from China enjoy total exemption from income tax. We currently have no income from any foreign investment enterprises.

         Chinese-sourced income directly received by foreign companies which do not have a legal establishment in China, including gains from the transfer of property, is subject to an income tax of 20% which is collected on a withholding basis. Gains derived from the transfer of property, such as building structures, attached facilities and land use rights located in China are deemed to be Chinese-sourced income. The 20% "withholding tax" is reduced to 10% if the income is received from sources in the SEZs, the Economic and Technological Development Zones or the Old Districts in the 14 Coastal Port Cities. However, as a property developer established in China, we are not subject to this withholding tax.

                  Business Tax

         Chinese business tax is payable in respect of certain business activities in China as set out in the Provisional Regulations of People's Republic of China Concerning Business Tax. The activities to which the business tax applies include construction, leases and sales of real estate properties in China. The tax is a turnover tax charged on gross revenue. No deduction of the tax incurred on purchased services or materials is allowed. However, deductions from gross revenue are allowed for subcontracting fees paid among the transportation, tourism and construction industries. The rate of business tax payable by our property sale and leasing business is 5% multiplied by the proceeds from the sale of our real estate/immovable properties in China.

                  Land Appreciation Tax

         Land appreciation tax is applicable to those entities or individuals upon the transfer of land use rights and its attachment where a gain is generated. This tax is calculated based on the appreciated portion of the real estate property. The applicable marginal tax rate progresses from 30% to 60% based on the ratio of appreciated portion to the original cost. A full exemption is available for individual owners that assign their personal residence of five years or more. For personal residence of more than three years but less than five years, a 50 percent reduction of the land appreciation tax is available.

         For property developers, an additional 20% of deductible expenses may be further deducted in the calculation of land appreciation amount. Deductible expenses include the land use right fee incurred and other costs associated with acquiring such right, costs associated with property development, such as a removal fee, construction cost, basic infrastructure cost, and indirect development cost, as well as sales expenses, management expenses and finance expenses. Land appreciation tax is assessed on a completion basis. Net profit is assessed after the completion of each phase to derive the tax liability.

                  Registration Fees

         There are several registration procedures a house buyer has to go through to complete the home buying process. Each involves a small fee payable by the home buyer, including a stamp duty of 0.05% of the purchasing price, a transfer fee of 0.5% of the house price and a deed tax of 3% of the purchasing price. Paying these fees secure the proper registration of the real estate title to the purchaser and thus is borne entirely by the home buyers and has no effect on us.

                  Personal Tax Rebate

         Shanghai has adopted a personal income tax rebate program. During the period from June 1, 1998 to May 31, 2003, qualified home buyers may use the purchase amount of their commodity residence units to offset their individual taxable income. This tax rebate program requires the taxpayer to first pay off their income tax without considering the effect of the rebate program based on their total taxable income. The designated taxation department then refunds the rebatable portion of individual income tax to the qualified home buyers. The maximum amount of the taxable income that can be offset may not exceed the net amount paid by the home buyer in the purchase or exchange of commodity residence units, inclusive of mortgage loan interest.

                  Urban Real Estate Tax

         Foreign investment enterprises engaged in the development of and investment in real estate in China are required to pay urban real estate tax on land and buildings owned by them in urban areas in China. The tax is charged at a rate of 1.2% based on the original value of the property discounted by 10% to 30%. If no original value is available, the tax chargeable is determined by the relevant local tax authorities with reference to the value of the other properties of a similar nature. Where the property is rented, the tax may be charged at a rate of 12% of the rental income received in respect of such property, depending on local regulations. We understand this tax will soon be replaced by a real estate tax which is of a similar nature and is currently paid by domestic Chinese companies.

                  Land Use Fees

         According to local government regulations and provisions specified in the contract for the grant of state-owned land use rights, land users may be required to pay for using the state-owned land in the form of land use fees.

                  Urban Land Use Tax

         Urban land use tax is charged to residential, agricultural and business land users. The land use tax rate is determined based on the land area involved and is assessed by the local tax authorities on an annual basis. This tax is currently not applicable to foreign investment enterprises.

                  Stamp Duty

         Persons who have executed or received dutiable documents within China are subject to stamp tax. Dutiable documents include contracts or documents of a contractual nature, for the sale of goods, the undertaking of processing work, the contracting of construction and engineering projects, the lease of property, and technology, as well as transfer of property. A stamp tax by each party to the stampable documents at the rate of 0.05% is payable in respect of transfer of properties based on the contractual price of the property transferred and at the rate of 0.1% of the total amount of rent in respect of the leasing of properties.

Taxation in the Cayman Islands

         The Cayman Islands currently levy no taxes on individuals or companies based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands except stamp duties which may be applicable, from time to time, on instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties.

United States Federal Income Taxation

         The following discussion addresses the material United States federal income tax consequences of the ownership of Common Shares held as a capital asset by a "U.S. Investor." A "U.S. Investor" means a person who is any of the following:

o        a citizen or resident of the United States;

o a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

o an estate the income of which is subject to U.S. federal income taxation regardless of its source;

o a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons; or

o        a trust that had a valid election in effect under applicable U.S.
         Treasury regulations to be treated as a U.S. person.

         The summary does not address the United States federal income tax treatment of the following types of investors:

o        life insurance companies;

o        tax-exempt investors;

o        banks;

o        broker-dealers;

o        U.S. investors who own or that hold 10% or more of our voting shares;

o investors who hold our Common Shares as part of straddles, hedging, integrated or conversion transaction; and

o        persons whose "functional currency" is not the U.S. dollar.

         Each type of investor listed above may be subject to tax rules that differ significantly from those summarized below. You are advised to consult your own tax adviser with respect to your particular circumstances and with respect to the effects of state, local or foreign tax laws to which you may be subject.

         Dividends. Subject to the discussion in Passive Foreign Investment Company Status below, in the event that a U.S. Investor receives a distribution other than pro rata distributions of Common Shares or rights with respect to Common Shares, on the Common Shares, such U.S. Investor will be required to include the distribution in gross income as a taxable dividend to the extent such distribution is paid from current or accumulated earnings and profits of the Company as determined for United States federal income tax purposes. Distributions in excess of the current and accumulated earnings and profits of the Company will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. Investor's basis in the Common Shares and thereafter as gain from the sale or exchange of a capital asset. Dividends paid by the Company will not be eligible for the corporate dividends received deduction. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

         Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to Common Shares will be "passive income" or "financial services income." Special rules apply to individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in particular circumstances, a U.S. Investor that (i) has held Common Shares for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends or (iii) holds the Common Shares in arrangements in which the U.S. Investor's expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed with respect to dividends paid on Common Shares.

         Disposition of Shares. Subject to the discussion on Passive Foreign Investment Company Status below, gain or loss realized by a U.S. Investor on the sale or other disposition of the Common Shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such U.S. Investor's basis in the Common Shares and the amount realized on the disposition. Such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the Common Shares for more than one year at the time of the sale or exchange. Gain or loss realized by a U.S. Investor will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

         Passive Foreign Investment Company Status. We may be a passive foreign investment company (a "PFIC") for our 2000 taxable year or for future taxable years. We will be classified as a PFIC if, after the application of "look through" rules, either (1) 75% or more of the gross income of the Company in a taxable year is passive income, or (2) the average percentage of assets by value of the Company in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The determination of whether or not we are a PFIC will be made annually based upon the composition of our income and assets, including goodwill, from time to time. In calculating goodwill, we will value our total assets based on our total market value determined using the then share trading price of our Common Shares and will make a number of assumptions regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the price of our shares, it is subject to change. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may result in us being classified as PFIC. In addition, the composition of our income and assets will be affected by the extent to which we spend the cash we have raised (which is a passive asset for purposes of the PFIC asset test discussed above) on acquisitions and capital expenditures. We intend, however, to use the proceeds of this offering and conduct our business activities in an effort to reduce the risk of our classification as a PFIC.

         Because the PFIC determination is made at the end of each taxable year, we cannot determine in advance whether we will be considered a PFIC for the 2000 taxable year or for any future taxable year. If we become a PFIC at any time, we will notify all U.S. Investors who have been at any time a record shareholder by mail within 60 days of the end of our taxable year ending December 31.

         Special U.S. tax rules apply to U.S. Investors of interest in a PFIC. Subject to the discussion of the mark-to-market election and Qualified Electing Fund election below, if we were a PFIC for any taxable year during which a U.S. Investor held Common Shares, such U.S. Investor would be subject to special tax rules regardless of whether the Common Shares continue to constitute stock in a PFIC with respect to:

o any "excess distribution" by us to the U.S. Investor, which means any distributions received by the U.S. Investor on the Common Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Investor in the three preceding taxable years, or the U.S. Investor's holding period for the Common Shares, if shorter; and
o any gain realized on the sale or other disposition, including a pledge, of Common Shares.

Under these special tax rules:

o the excess distribution or gain would be allocated ratably over the U.S. Investor's holding period for the Common Shares;
o the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be treated as ordinary income;
o the amount allocated to each of the other years would be taxed as ordinary income at the highest tax rate in effect for that year; and
o the interest charge applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each prior year in which the Company was a PFIC to recover the deemed benefit from the deferred payment of the tax attributable to each year.

         If the Company is a PFIC in any year, a U.S. Investor would be required to make an annual return on Internal Revenue Service Form 8621 regarding distributions received with respect to the Common Shares and any gain realized on the disposition of the Common Shares.

         Under the Tax Legislation enacted in 1997, a U.S. Investor of a PFIC is allowed to make a mark-to-market election with respect to the stock of the PFIC, provided that such stock is "marketable" within the meaning of the Code. The Common Shares will be "marketable" as long as it remains listed on NASDAQ. If the election is made a U.S. Investor would be required to mark-to-market the stock each taxable year and recognize ordinary gain for any increase in market value for such taxable year and would be allowed to recognize an ordinary loss for any decrease in such market value to the extent of prior gain. The adjusted basis in the stock of the PFIC would be adjusted to reflect such gain or loss. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the Common Shares cease to be regularly traded on a designated exchange or the IRS consents to the revocation of the election.

         Alternatively, a U.S. Investor can make an election to include annually its pro rata share of a PFICs earnings and net capital gains currently in income each year. This election is referred to as a "Qualified Electing Fund" or "QEF" election. To make a QEF election you will need to have an annual information statement from the PFIC setting forth the earnings and capital gains for the year. If we were to become a PFIC, we would supply the PFIC annual information statement to any shareholder or former shareholder who requests it. In general, a U.S. Investor must make a QEF election on or before the due date for filing its income tax return for the first year to which the QEF election will apply. Under temporary U.S. treasury regulations effective January 2, 1998, U.S. Investors will be permitted to make retroactive elections in particular circumstances, including if the U.S. Investor had a reasonable belief that the foreign corporation was not a PFIC and filed a protective election. As discussed above, we will notify U.S. Investors if we become a PFIC within 60 days of the end of our taxable year ending on December 31. This notice should provide U.S. Investors with a calendar tax year with sufficient time to make the QEF election. However, U.S. Investors (in particular those with a tax year other than the calendar year) should consult their own tax advisors as to the consequences of making a protective QEF election or other consequences of the QEF election.

         If we are a PFIC in any year, you should consult with your tax adviser as to whether to make a mark-to-market or QEF election.

         Information Reporting and Backup Withholding. Dividends paid in the United States may be subject to the information reporting requirements of the U.S. Internal Revenue Code of 1986, as amended

(the "Code"). Under existing regulations, such dividends are not subject to backup withholding. Under proposed regulations, however, such dividends are subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a U.S. Investor will be refunded or credited against such U.S. Investor's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

Enforceability of Civil Liabilities and Certain Foreign Issuer Considerations

         We are a Cayman Islands company. We are incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands company:

o        political and economic stability;

o        an effective judicial system;

o        a favorable tax system;

o        the absence of exchange control or currency restrictions; and

o        the availability of professional and support services.

         However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

         A substantial majority of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our or such persons' assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgment obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. We have appointed CT Corporation System, 1633 Broadway, New York, New York 10019, as our agent for service of process in the United States.

         Our legal counsel has advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof; or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

         Our legal counsel has advised us that the recognition and enforcement of foreign judgments are provided for in China Civil Procedures Law. A Chinese court may recognize and enforce foreign judgments based on treaties between China and the country where the judgment is made, or if reciprocity exits between the jurisdictions.

         Our legal counsel has further advised us that a final and conclusive judgment in federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

         There are no treaties between China or the Cayman Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of China and the Cayman Islands may accept a foreign judgment as evidence of a debt due. An action may be commenced in China or the Cayman Islands for recovery of this debt. A Cayman Islands court will only accept a foreign judgment as evidence of a debt due, if:

o        the judgment is for a settled amount in a civil matter;

o the judgment is final and conclusive and has not been stayed or satisfied in full;

o the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Cayman Islands court is unlikely to accept a judgment of an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained by the person in whose favor the judgment was given);

o the judgment was not obtained by actual or constructive fraud or duress;

o the foreign court has taken jurisdiction on grounds that are recognized by common law rules as to conflict of laws in the Cayman Islands;

o the proceedings in which the judgment was obtained were not contrary to natural justice (i.e., the concept of fair adjudication);

o the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Cayman Islands;

o the person against whom the judgment is given is subject to the jurisdiction of the Cayman Islands courts; and

o the judgment is not on a claim for contribution in respect of damages awarded by a judgment that does not satisfy the foregoing.

         In addition, a Chinese court will only accept a foreign judgment as evidence of a debt due if it concludes, after reviewing the judgment in accordance with the international treaties concluded or acceded to by China or with the principle of reciprocity, that the judgment does not contradict with the basic principles of the Chinese law and does not violate any state sovereignty, security and social and public interests of China.

         Enforcement of a foreign judgment in the Cayman Islands or China may also be limited or otherwise affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

Documents on Display

         We have previously filed with the Commission our registration statement on Form F-1 and prospectus under the Securities Act of 1933, as amended, with respect to our Common Shares and Warrants.

         We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we will be required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is March 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The public may also view this Annual Report and our prospectus at the Commission's web site at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

         Our financial statements have been prepared in accordance with US GAAP.

         We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with US GAAP.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

                  See Item 5 "Operating and Financial Review and Prospects - Interest Rates and Inflation Rates."

         We do not currently hedge against currency exchange transaction risks, but could in the future engage in such activities. We may enter into these types of transactions, however, because uncertainties involving exchange rate movements could affect our future financial condition and results.

Item 12. Description of Securities Other than Equity Securities

Not Applicable

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

         The following "Use of Proceeds" information relates to the registration statement on Form F-1 (File No. 333-10746) (the "Registration Statement") for our initial public offering of 2,000,000 Common Shares and 2,000,000 Warrants. Our Registration Statement was declared effective by the Commission on March 8, 2000. Barron Chase Securities, Inc., our managing underwriter, exercised its over-allotment option in full (300,000 Common Shares and 300,000 Warrants) on March 22, 2000.

         Each Warrant entitles the registered holder to purchase, at any time through March 8, 2005, one Common Share at a price of $ 5.75 per share, subject to adjustment under certain circumstances.

         We received net proceeds of approximately $ 10.61 million from our initial public offering (taking into account the managing underwriter's exercise of its over-allotment option as well as underwriting discounts of $ 1.2 million, but not taking into account transaction expenses of approximately $ 1.6 million).

         From the effective date of the Registration Statement to March 31, 2000, we did not use any of the proceeds from our initial public offering. Since March 31, 2000, we have used the net proceeds from our initial public offering to make past payments and to fund expenses for our California Gardens and Millennium Towers development projects.

Item 15. Reserved

         Not Applicable.

Item 16. Reserved

         Not Applicable

Item 17. Financial Statements

         Not Applicable

                                    PART III

Item 18. Financial Statements

         The following consolidated financial statements for New China Homes, Ltd. and its subsidiaries are included at the end of this Annual Report:

         Independent auditors' report .......................................F-2
         Consolidated statements of operations for the years ended
           March 31, 1998, 1999 and 2000.....................................F-3
         Consolidated balance sheets at March 31, 1999 and 2000..............F-4
         Consolidated statements of cash flows for the years ended
           March 31, 1998, 1999 and 2000...............................F-5 - F-6
         Consolidated statements of changes in stockholders' (deficit)
           equity for the years ended March 31, 1998, 1999 and 2000..........F-7
         Notes to consolidated financial statements...................F-8 - F-27

Item 19. Exhibits

         None

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                   NEW CHINA HOMES, LTD.

                                   /s/ MICHAEL CHI NING O'YOUNG
                                   -------------------------------
                                   Name:  Michael Chi Ning O'Young
                                   Title: President and Chief Executive
                                          Officer

                              NEW CHINA HOMES, LTD.

                    Consolidated Financial Statements
                    Years ended March 31, 1998, 1999 and 2000 and Independent Auditors' Report

                              NEW CHINA HOMES, LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent auditors' report ...........................................................F-2

Consolidated statements of operations for the years ended
  March 31, 1998, 1999 and 2000.........................................................F-3

Consolidated balance sheets at March 31, 1999 and 2000..................................F-4

Consolidated statements of cash flows for the years ended
  March 31, 1998, 1999 and 2000......................................................F-5 - F-6

Consolidated statements of changes in stockholders' (deficit) equity for the years ended March 31, 1998, 1999 and 2000.....................................F-7

Notes to consolidated financial statements...........................................F-8 - F-27

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of New China Homes, Ltd.

We have audited the accompanying consolidated balance sheets of New China Homes, Ltd. (the "Company") and subsidiaries as of March 31, 1999 and 2000, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended March 31, 2000, all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Hong Kong which do not differ in any material respects from those in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of New China Homes, Ltd. and subsidiaries as of March 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Hong Kong dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Deloitte Touche Tohmatsu
Hong Kong
August 21, 2000

                              NEW CHINA HOMES, LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           Year ended March 31,
                                                       ---------------------------------------------------------
                                                          1998             1999          2000           2000
                                                       -----------     -----------    -----------    -----------
                                                           HK$              HK$           HK$            US$
                                                                                                       (note 2)
Revenues:
  Home sales ......................................     73,915,682     269,918,839    174,073,893     22,461,147
  Interest income .................................        175,476         305,006        271,363         35,015
  Other income ....................................        106,726         606,383        397,586         51,301
                                                       -----------     -----------    -----------    -----------
  Total revenues ..................................     74,197,884     270,830,228    174,742,842     22,547,463
                                                       -----------     -----------    -----------    -----------
Cost and expenses:
  Cost of home sales ..............................     67,101,107     208,682,091    138,109,851     17,820,625
  Selling, general and administrative expenses ....     11,363,102      14,926,084     21,575,462      2,783,931
  Interest expense ................................      1,451,955       6,306,527      2,684,925        346,442
                                                       -----------     -----------    -----------    -----------
  Total cost and expenses .........................     79,916,164     229,914,702    162,370,238     20,950,998
                                                       -----------     -----------    -----------    -----------
(Loss) income before minority interests and
  income taxes ....................................     (5,718,280)     40,915,526     12,372,604      1,596,465
Income taxes (note 4) .............................     (1,430,566)     15,773,365      7,508,689        968,863
                                                       -----------     -----------    -----------    -----------
(Loss) income before minority interests ...........     (4,287,714)     25,142,161      4,863,915        627,602
Minority interest .................................        (41,358)        570,569        263,568         34,009
                                                       -----------     -----------    -----------    -----------
Net (loss) income .................................     (4,246,356)     24,571,592      4,600,347        593,593
                                                       ===========     ===========    ===========    ===========

(Loss) earnings per share - basic .................      (4,246.36)      24,571.59           0.44           0.06
                                                       ===========     ===========    ===========    ===========
(Loss) earnings per share - diluted ...............      (4,246.36)      24,571.59           0.44           0.06
                                                       ===========     ===========    ===========    ===========
Weighted average number of shares - basic .........          1,000           1,000     10,538,630     10,538,630

Effect of dilutive potential common shares:
  Warrants ........................................             --              --         36,696         36,696
  Stock options ...................................             --              --            141            141
                                                       -----------     -----------    -----------    -----------
Weighted average number of shares - diluted .......          1,000           1,000     10,575,467     10,575,467
                                                       ===========     ===========    ===========    ===========

                 See notes to consolidated financial statements

                              NEW CHINA HOMES, LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                            At March 31,
                                                             -----------------------------------------
                                                                1999           2000           2000
                                                             -----------    -----------    -----------
                                                                 HK$            HK$            US$
                                                                                             (note 2)
ASSETS

Cash and cash equivalents ...............................     15,197,211     75,929,258      9,797,323
Restricted cash (note 6) ................................      4,140,889     24,171,415      3,118,892
Trade and other accounts receivable .....................     23,454,080     12,693,542      1,637,876
Due from related parties (note 9) .......................      3,022,109     41,501,814      5,355,073
Other prepaid taxes (note 5) ............................      2,151,544      2,161,654        278,923
Advances to suppliers ...................................        825,031             --             --
Prepaid expenses and other assets .......................      2,340,207      2,999,795        387,070
Land and lots under development (note 3) ................    133,561,687    170,666,748     22,021,516
Property, equipment and construction-in-progress,
  net (note 7) ..........................................     35,959,160     52,435,353      6,765,852
Deferred consulting costs ...............................             --      4,386,283        565,972
Deferred offering costs .................................        848,789             --             --
                                                             -----------    -----------    -----------
TOTAL ASSETS ............................................    221,500,707    386,945,862     49,928,497
                                                             ===========    ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Bank borrowings (note 8) ................................     35,004,677     64,492,889      8,321,663
Due to related parties (note 9) .........................     96,335,274     88,388,434     11,404,959
Customer deposits .......................................     16,770,925     11,319,854      1,460,626
Trade accounts payable and accrued expenses .............     31,733,485     16,702,209      2,155,124
Income taxes payable ....................................     10,491,689     16,695,310      2,154,234
Other taxes payable .....................................      2,959,951             --             --
Deferred income taxes (note 4) ..........................      3,850,052      5,265,675        679,442
                                                             -----------    -----------    -----------
TOTAL LIABILITIES .......................................    197,146,053    202,864,371     26,176,048
                                                             -----------    -----------    -----------
MINORITY INTERESTS ......................................      1,783,920      2,054,480        265,093
                                                             -----------    -----------    -----------
COMMITMENTS AND CONTINGENCIES (note 11)

STOCKHOLDERS' EQUITY
Preferred shares US$1 par value, none
  authorized, issued and fully paid at March 31, 1999
  and authorized 5,000,000 shares and none
  issued and fully paid at March 31, 2000 (note 10) .....             --             --             --
Common shares US$1 par value, authorized
  50,000 shares, issued and fully paid 1,000 shares
  at March 31, 1999 and authorized 50,000,000 shares,
  issued and fully paid 12,700,000 shares
  at March 31, 2000 .....................................          7,750     98,425,000     12,700,000
Additional paid-in capital ..............................      1,647,000     57,697,964      7,444,899
Retained earnings .......................................     20,846,902     25,447,249      3,283,516
Cumulative translation adjustment .......................         69,082        456,798         58,941
                                                             -----------    -----------    -----------
Total stockholders' equity ..............................     22,570,734    182,027,011     23,487,356
                                                             -----------    -----------    -----------
LIABILITIES AND STOCKHOLDERS' EQUITY ....................    221,500,707    386,945,862     49,928,497
                                                             ===========    ===========    ===========

                 See notes to consolidated financial statements

                              NEW CHINA HOMES, LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Year ended March 31,
                                                             -----------------------------------------------------------
                                                                1998            1999            2000            2000
                                                             -----------     -----------     -----------     -----------
                                                                 HK$             HK$             HK$             US$
                                                                                                               (note 2)
Cash flows from operating activities:
  Net (loss) income .....................................     (4,246,356)     24,571,592       4,600,347         593,593
  Adjustments to reconcile net (loss) income to
    net cash used in operating activities:
    Depreciation ........................................        131,518         588,228         727,992          93,934
    Minority interests ..................................        (41,358)        570,569         263,568          34,009
    Amortization of deferred consulting costs ...........             --              --       2,201,217         284,028
    Consultant services .................................             --       1,647,000       4,940,625         637,500
    Amortisation of consultant services .................             --              --        (554,345)        (71,588)
    Deferred income taxes ...............................     (1,431,413)      5,281,676       1,354,369         174,757
Changes in operating assets and liabilities:
  Trade and other accounts receivable ...................     (4,134,705)    (19,319,375)     11,460,653       1,478,794
  Other prepaid taxes ...................................             --      (2,151,544)             --              --
  Advances to suppliers .................................             --        (825,031)        828,908         106,956
  Prepaid expenses and other assets .....................      4,943,211        (773,971)       (648,590)        (83,689)
  Land and lots under development and
    completed homes .....................................    (75,311,455)    (58,250,232)    (34,220,585)     (4,425,559)
  Customer deposits .....................................     12,682,845       4,088,080      (5,529,882)       (713,533)
  Trade accounts payable and accrued expenses ...........     11,807,788      19,919,697     (18,154,184)     (2,342,475)
  Due to related parties ................................     20,459,065         (61,904)     10,886,728       1,404,739
  Income taxes payable ..................................             --      10,491,689       6,154,320         794,106
  Other taxes payable ...................................        120,417       2,839,534      (2,973,861)       (383,724)
                                                             -----------     -----------     -----------     -----------
  Net cash used in
    operating activities ................................    (35,020,443)    (11,383,992)    (18,662,720)     (2,408,092)
                                                             -----------     -----------     -----------     -----------
Cash flows from investing activities:
  Purchase of property, equipment and
    expenditure on construction-in-progress .............    (25,506,151)    (11,172,755)    (17,081,875)     (2,204,113)
  Placing of restricted cash ............................     (4,978,136)     (3,814,712)    (25,306,748)     (3,265,387)
  Receipt of restricted cash ............................             --       4,656,616       5,295,680         683,314
  Advances to related parties ...........................       (835,688)     (2,185,639)    (39,753,387)     (5,129,469)
                                                             -----------     -----------     -----------     -----------
  Net cash used in investing activities .................    (31,319,975)    (12,516,490)    (76,846,330)     (9,915,655)
                                                             -----------     -----------     -----------     -----------

                 See notes to consolidated financial statements

                              NEW CHINA HOMES, LTD.

                                                                                Year ended March 31,
                                                          ---------------------------------------------------------------
                                                              1998             1999             2000             2000
                                                          ------------     ------------     ------------     ------------
                                                               HK$              HK$              HK$              US$
                                                                                                               (note 2)
Cash flows from financing activities:
  Increase in bank borrowings ........................              --       53,713,751      121,240,602       15,643,949
  Repayment of bank borrowings .......................              --      (18,709,074)     (91,916,886)     (11,860,243)
  Advances from related parties ......................      78,469,164       19,541,922       57,336,825        7,398,299
  Repayments to related parties ......................              --      (27,983,572)              --               --
  Deferred offering costs incurred ...................              --         (848,789)              --               --
  Contribution from minority shareholder .............         883,991          370,718               --               --
  Issuance of common shares and warrants .............              --               --       69,489,681        8,966,410
                                                          ------------     ------------     ------------     ------------
  Net cash provided by financing activities ..........      79,353,155       26,084,956      156,150,222       20,148,415
                                                          ------------     ------------     ------------     ------------
Effect of foreign exchange rate changes ..............              --               --           90,875           11,725

Net increase in cash and cash equivalents ............      13,012,737        2,184,474       60,641,172        7,824,668
Cash and cash equivalents, beginning of year .........              --       13,012,737       15,197,211        1,960,930
                                                          ------------     ------------     ------------     ------------
Cash and cash equivalents, end of year ...............      13,012,737       15,197,211       75,929,258        9,797,323
                                                          ============     ============     ============     ============
Supplemental cash flow information:
Cash paid during the year for:
  Income taxes .......................................              --               --               --               --
                                                          ============     ============     ============     ============

  Interest ...........................................       4,908,060        8,627,850        3,395,303          438,104
  Interest capitalized ...............................      (4,908,060)      (8,627,850)      (3,395,303)        (438,104)
                                                          ------------     ------------     ------------     ------------
  Interest (net of amount capitalized) ...............              --               --               --               --
                                                          ============     ============     ============     ============
Non cash transactions:
  Conversion of payable to holding company to
    common shares (note 1) ...........................              --               --       74,004,750        9,549,000
                                                          ============     ============     ============     ============
  Common shares issued to consultants (note 1) .......              --               --        6,587,500          850,000
                                                          ============     ============     ============     ============

                 See notes to consolidated financial statements

                              NEW CHINA HOMES, LTD.

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

                                                                                       (Accumulated
                                                    Common shares        Additional        loss)        Cumulative       Total
                                             --------------------------    paid-in        retained      translation   stockholder's
                                                Shares        Amount       capital        earnings      adjustment  (deficit) equity
                                             ------------  ------------  ------------   ------------   ------------   ------------
                                                                HK$          HK$             HK$            HK$            HK$
Balance at April 1, 1997 ..................         1,000         7,750            --        521,666             --        529,416
Net loss ..................................            --            --            --     (4,246,356)            --     (4,246,356)
Translation adjustment ....................            --            --            --             --         (2,717)        (2,717)
                                             ------------  ------------  ------------   ------------   ------------   ------------
Balance at March 31, 1998 .................         1,000         7,750            --     (3,724,690)        (2,717)    (3,719,657)
Net income ................................            --            --            --     24,571,592             --     24,571,592
Translation adjustment ....................            --            --            --             --         71,799         71,799
Contribution of services by consultants ...            --            --     1,647,000             --             --      1,647,000
                                             ------------  ------------  ------------   ------------   ------------   ------------
Balance at March 31, 1999 .................         1,000         7,750     1,647,000     20,846,902         69,082     22,570,734
Shares issued to Far East (note 1) ........     9,549,000    74,004,750            --             --             --     74,004,750
Shares issued to consultants (note 1) .....       850,000     6,587,500     4,386,283             --             --     10,973,783
Shares and warrants issued in
  conjunction with initial public
  offering net of offering costs of
  HK$21,863,444 ...........................     2,300,000    17,825,000    51,664,681             --             --     69,489,681
Net income ................................            --            --            --      4,600,347             --      4,600,347
Translation adjustment ....................            --            --            --             --        387,716        387,716
                                             ------------  ------------  ------------   ------------   ------------   ------------
Balance at March 31, 2000 .................    12,700,000    98,425,000    57,697,964     25,447,249        456,798    182,027,011
                                             ============  ============  ============   ============   ============   ============

                                                                    US$           US$            US$            US$            US$
US$ equivalent - balance at
  March 31, 2000 (note 2)..................                  12,700,000     7,444,899      3,283,516         58,941     23,487,356
                                                           ============  ============   ============   ============   ============

                 See notes to consolidated financial statements

                              NEW CHINA HOMES, LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

         New China Homes, Ltd (the "Company") was incorporated in the Cayman Islands on January 6, 1999 as a wholly owned subsidiary of Far East Consortium Limited ("Far East").

         On February 23, 1999, Far East transferred all its shares in its wholly owned subsidiary, Far East Consortium China Investments Limited, to the Company for a consideration of HK$600,000. This was satisfied by an inter-company loan from the shareholder to the Company. The transfer of shares has been accounted for as a reorganization of entities under common control similar to a pooling of interests. The accompanying financial statements include the consolidated results of operations and financial position of the Company and its subsidiaries for all periods presented.

         The Company operates through a subsidiary incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China") and a subsidiary in Shanghai, China. Its ultimate holding company is Far East Consortium International Limited ("Far East Consortium International"), a company incorporated in the Cayman Islands and listed in Hong Kong.

         At March 31, 2000, the Company had the following subsidiaries:

              Far East Consortium China Investments Limited (incorporated in Hong Kong) - 100% owned.

              Shanghai Chingchu Property Development Company Limited ("Chingchu") (incorporated in China) - 98.2% owned by Far East Consortium China Investments Limited. Chingchu is registered as a Sino-foreign equity joint venture with limited liability for a period of 70 years from April 24, 1997 to April 23, 2067.

              Beijing Ching Chu Zhichun Gardens Property Development Co., Ltd. ("Beijing Ching Chu") (incorporated in China) - 100% owned. Beijing Ching Chu is registered as a Sino-foreign cooperative joint venture with limited liability for a period of 15 years from March 28, 2000 to March 27, 2015.

         The Company, through its Hong Kong subsidiary, owns Chingchu which is developing a property in Shanghai for the sale of residential housing in a development known as Chingchu California Gardens. The Company is currently dependent on this project for its earnings and its revenues and profitability may be affected by a number of factors including local market conditions, regulatory approvals, availability of financing to the Company and prospective purchasers of the Chingchu's real estate.

         Beijing Ching Chu is in the development stage and will be developing a mixed-use residential and commercial complex in Beijing known as Millennium Towers. Construction is expected to commence in late 2000.

                              NEW CHINA HOMES, LTD.

1.       ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS - continued

         The financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") whereas accounting principles generally accepted in Hong Kong ("HK GAAP") had been adopted in prior periods. All amounts have been represented using US GAAP. US GAAP differs from those used in the statutory accounts of its subsidiary in China, which is prepared in accordance with the accounting principles and the relevant financial regulations applicable to the joint ventures as established by the Ministry of Finance of China. The principal adjustments made to conform the statutory accounts to US GAAP are as follows:

         o to recognize revenue on a percentage of completion basis and the related cost of sales

         o to record deferred income taxes and business tax as a result of the differences in revenue recognition

         o to write off pre-operating expenditure as operating expenses when incurred.

         The dividends from the Company will be declared based on the profits reported in the statutory financial statements of the subsidiaries. The distributable retained earnings as at March 31, 1999 and 2000 were HK$5,617,000 and HK$6,305,752, respectively. The accumulated losses as at March 31, 1999 and 2000 of the Hong Kong operations are HK$10,946,000 and HK$14,034,899, respectively.

         On April 2, 1999, the Company entered into management service agreements with four consultants for a three year period effective on that date. In consideration, these parties were paid a total of US$850,000 in cash which was required under these agreements to be used in exchange for the issuance of a total of 850 shares at a price of US$1,000 per share, which were also issued on that date. The consulting agreements establish net income thresholds for the first and second years following the closing date of the public offering of the Company's common shares and in each of these two years 25% of the shares are subject to redemption and cancellation by the Company in the event the net income thresholds are not met. On April 2, 1999 the Company also issued 9,549 shares at US$1,000 per share to Far East for cash of US$9,549,000, which has been used to offset an equivalent amount of the payable to Far East.

         In preparation for the initial public offering of common shares by the Company, on August 10, 1999 the Company effected a recapitalization whereby the common shares and preferred shares authorized were increased to 50,000,000 and 5,000,000, respectively, from 50,000 common shares and no preferred shares, respectively. The Company further allotted and credited as fully paid 9,540,450 common shares to Far East and a total of 849,150 common shares to the above mentioned consultants at a par value of US$1.00 each by utilizing the additional paid-in capital recorded in the April 1999 issues of shares and US$999 from retained earnings. This stock split is reflected in the accompanying financial statements for each period presented and earnings per share has been computed after adjusting for the stock split. On the same date, the Company changed its name from China Homes, Limited to New China Homes, Ltd.

         On March 10, 2000, the Company was listed on Nasdaq National Market with a total offering of 2,300,000 common shares and 2,300,000 warrants.

                              NEW CHINA HOMES, LTD.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF CONSOLIDATED FINANCIAL STATEMENTS - The accompanying financial statements have been prepared in conformity with US GAAP.

         PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the assets, liabilities, revenues and expenses of all subsidiaries. All material intercompany transactions and balances have been eliminated.

         CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts, and time certificates of deposit with maturity of three months or less when purchased.

         LAND AND LOTS UNDER DEVELOPMENT AND COMPLETED HOMES - Land and lots under development and completed homes comprise land at cost, construction costs, interest costs and attributable profit to date, less sales proceeds received and receivable and provision for possible losses to write down to fair value. The estimates utilized in calculating fair value of land, lots under development and completed homes require significant judgment relating to the level of sales prices, rate of new home sales, amount of marketing costs and price discounts needed in order to stimulate sales, rate of increase in the cost of building materials and labor, introduction of building code modifications, and level of consumer confidence in the economy. Accordingly, it is likely that changes in estimates will occur. However, these changes in estimates are not expected to be material. During the years ended March 31, 1998, 1999 and 2000 there were no provisions made for impairment of these assets.

         Costs related to development of land or construction are capitalized. The cost of land and construction is allocated to sales based on area methods such as specific identification as allocation based on relative value is impracticable. Construction costs include all subcontractors, direct material and labor costs, and utility connection rights as well as indirect costs related to subcontract or performance, such as indirect labor and supplies. Indirect costs that do not clearly relate to development or construction, including general and administrative expenses, are charged to expense as incurred. Real estate taxes, insurance and interest are capitalized only during the period in which activities necessary to get the property ready for its intended use are in progress.

         Completed homes are held for sale and stated at the lower of cost or fair value less costs to sell and are reported net of valuation reserves.

                              NEW CHINA HOMES, LTD.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

         PROPERTY, EQUIPMENT AND CONSTRUCTION-IN-PROGRESS - Property and equipment are stated at cost. Depreciation and amortization is provided using the straight line method based on the estimated useful lives of the property and equipment, after taking into account their residual value, being 5 to 15 years. Assets held under capital leases are depreciated over their estimated useful lives on the same basis as owned assets. There were no assets held under capital leases for any of the periods presented.

         Construction-in-progress represents the common facilities of Chingchu California Gardens which are currently under construction. These facilities will be retained by the Company as fixed assets upon completion of the construction. The cost includes interest arising from borrowings used to finance these assets during the period of construction. Interest capitalized was HK$631,218 in 1998, HK$773,401 in 1999 and HK$938,062 in 2000. The Company intends to retain ownership of the common facilities and either operate them or eventually sell the amenities. This has yet to be decided. The Company asseses the need, if any, for an impairment adjustment based on the fair value of the amenities using an undiscounted cash flow model. Upon completion, the common facilities will be depreciated over a period of 15 years. No impairment existed at March 31, 2000.

         DEFERRED OFFERING COSTS - Deferred offering costs represent expenses incurred by the Company that are directly attributable to the Company's initial public offering. These costs were netted against the proceeds from the initial public offering of common stock in 2000.

         DEFERRED CONSULTING COSTS - Deferred consulting costs represents those costs paid to four consultants in respect of management service agreements as discussed in note 1. These costs shall be recognized over the periods of the service and any unearned portion shall be shown as an asset on the balance sheet.

         INCOME TAXES - The charge for income taxes is based on the results for the year as adjusted for items which are non-assessable or disallowed. Temporary differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of temporary differences, computed under the liability method, is recognized as deferred taxation in the financial statements. A valuation allowance is provided to the extent realisation of deferred tax assets is not considered more likely than not.

         ALLOWANCE FOR WARRANTIES - Homes purchased are provided with a two-year warranty against certain building defects as stipulated in China building regulations. This is covered by a warranty from the contractors who have built the homes. The Company does not record any warranty costs. A portion of the amounts to be paid to the contractors is withheld by the Company to cover any potential liability under this warranty. Historically, excess cash withheld by the Company was adequate to cover the warranty liabilities.

                              NEW CHINA HOMES, LTD.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

         RECOGNITION OF REVENUE - When homes are sold in advance of completion, profit recognized is calculated under a percentage of completion method when construction has progressed beyond the preliminary stage. The percentage used is the proportion of construction cost incurred at the balance sheet date to estimated total construction cost. Revenues recognized on this basis are limited to the amount of sales proceeds received and receivable.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB 101). SAB 101 established guidelines for revenue recognition and is effective for periods beginning no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. Management is currently evaluating the impact this would have on the Company's financial statements.

         FOREIGN CURRENCY TRANSLATION - Assets and liabilities denominated in currencies other than the respective functional currency are translated at year end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Gains or losses from such foreign currency transactions are included in net income and amounted to a gain of HK$83,399 in 1998, a loss of HK$33,306 in 1999 and a loss of HK$191,672 in 2000.

         On consolidation, the financial statements of the Chinese operations are translated from Renminbi, the functional currency, into Hong Kong dollars. Accordingly all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date and all income and expenditure items are translated at the average rates for each of the years. Adjustments arising from translating the foreign currency financial statements are reported as a separate component of stockholders' equity.

         EARNINGS (LOSS) PER SHARE - Basic earnings (loss) per share was computed based on a weighted average number of shares outstanding of 1,000 in 1998 and 1999 and 10,538,630 in 2000, after adjusting for the 1,000 for 1 stock split discussed in note 1. Basic earnings (loss) per share for 1998 and 1999 is equal to diluted earnings per share. For 2000, diluted earnings per share reflects potential dilution that could occur if the warrants and stock options issued were converted into common shares, unless the effects are antidilutive. For the year ended March 31, 2000, there were 27,269 warrants that were excluded from the diluted weighted average number of shares as the effect were antidilutive.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         BUSINESS RISK - Any substantial change in economic conditions, interest rates, currency exchange rates or significant price fluctuation related to the real estate industry could affect the Company's operations and have a material impact on the Company's business. In addition, the Company is subject to competition from other entities engaged in the business of building homes throughout China.

                              NEW CHINA HOMES, LTD.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

         DERIVATIVES - US GAAP has recently been amended by Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" which broadly defines derivatives and requires them to be recorded as assets or liabilities at fair value. For derivatives that are designated as hedges of certain items, in certain circumstances any change in fair value is recorded in other comprehensive income in other circumstances in earnings for the period. For derivatives that are designated as hedges of certain items, in certain circumstances any change in fair value is recorded in other comprehensive income, in other circumstances in earnings for the period. For derivatives that are not designated as hedges, any changes in fair value will be reflected in earnings for the period. SFAS 133 is not yet mandatory and the Company is evaluating the impact this would have on the financial statements of the Company.

         CONVENIENCE TRANSLATION INTO UNITED STATES DOLLARS - The consolidated financial statements of the Company are expressed in Hong Kong dollars. The translations of Hong Kong dollar amounts into United States dollar are included solely for the convenience of the readers and have been made at a rate of HK$7.75 to US$1, the approximate rate of exchange on March 31, 2000. Such translations should not be construed as representations that the Hong Kong dollar amounts could be converted into United States dollars, at that rate or any other rate.

3.       LAND AND LOTS UNDER DEVELOPMENT AND COMPLETED HOMES

         In May 1997, the Company's subsidiary, Chingchu, commenced construction of a residential community called Chingchu California Gardens on a site in Shanghai, China. The project is being developed and sold on a phase basis and a total of 7 phases are planned for development. The planned development period spans from 1997 to 2002 during which approximately 8,000 units are to be constructed in a planned area of approximately 1,334,000 square meters. As at March 31, 2000, the Company has obtained the land use rights which represent the legal ownership of four plots of land for the development of Phases 1 through 4. This represents approximately 530,003 square meters.

         Sales of units in Phase 1, Phase 2 and Phase 3 commenced during the years ended March 31, 1998, 1999 and 2000, respectively, after obtaining the pre-sales certificates from the Shanghai House and Land Administration Bureau. Construction of Phase 4 has reached a preliminary stage at March 31, 2000 and the pre-sales certificate was obtained in June 2000.

                              NEW CHINA HOMES, LTD.

3.       LAND AND LOTS UNDER DEVELOPMENT AND COMPLETED HOMES - continued

         At the balance sheet dates, land and lots under development and completed houses comprised:

                                                                             March 31,
                                                             -----------------------------------------
                                                                 1999           2000           2000
                                                             -----------    -----------    -----------
                                                                 HK$            HK$            US$
                                                                                             (note 2)
Completed homes .........................................      2,575,387     12,258,967      1,581,802
Land held under 70 years lease, at cost .................     97,142,881     67,542,336      8,715,140
Construction costs of lots under development ............    197,986,933     90,865,445     11,724,574
                                                             -----------    -----------    -----------
                                                             297,705,201    170,666,748     22,021,516
Add: Attributable profit recognized .....................     68,301,687             --             --
                                                             -----------    -----------    -----------
                                                             366,006,888    170,666,748     22,021,516
Less: Sales proceeds received and receivable ............    232,445,201             --             --
                                                             -----------    -----------    -----------
                                                             133,561,687    170,666,748     22,021,516
                                                             ===========    ===========    ===========

         Included above are land and lots under development of HK$32,691,300 and HK$27,067,669 as of March 31, 1999 and 2000, respectively, which have been pledged as security for long-term and short-term bank loans.

4.       INCOME TAXES

         Cayman Islands:

         The Company is not taxed in the Cayman Islands where it is incorporated.

         Hong Kong:

         The Company's subsidiary incorporated in Hong Kong is subject to Hong Kong taxation on its activities conducted in Hong Kong. Under the current Hong Kong laws, dividends and capital gains arising from the realization of investments are not subject to income taxes and no withholding tax is imposed on payments of dividends by Hong Kong incorporated subsidiaries to the Company.

         China:

         Under the existing China tax regulations, the sale of real estate in advance of completion is subject to provisional business tax and provisional income tax. Provisional business tax amounted to HK$4,197,038 in 1998, HK$13,495,942 in 1999 and HK$8,703,695 in 2000
         calculated at 5% of the sales receivable. Provisional income tax is calculated at 33% of deemed profit which is based on 10% of instalments received. Upon the completion of the real estate, income tax will be re-assessed and calculated at 33% of the actual taxable profit and, if any, excessive provisional income tax will be refunded.

                              NEW CHINA HOMES, LTD.

4.       INCOME TAXES - continued

         The components of (loss) income before minority interests and income taxes are as follows:

                                                           March 31,
                                  -----------------------------------------------------------
                                     1998            1999             2000           2000
                                  -----------     -----------     -----------     -----------
                                      HK$             HK$              HK$            US$
                                                                                    (note 2)
         China ...............     (4,335,047)     47,607,574      22,083,728       2,690,223
         Hong Kong ...........     (1,383,233)     (6,692,048)     (9,711,124)     (1,093,758)
                                  -----------     -----------     -----------     -----------
                                   (5,718,280)     40,915,526      12,372,604       1,596,465
                                  ===========     ===========     ===========     ===========

         The (credit) provision for income taxes consists of the following:

                                                           March 31,
                                  ---------------------------------------------------------
                                      1998            1999           2000           2000
                                  -----------     -----------    -----------    -----------
                                      HK$             HK$            HK$            US$
                                                                                  (note 2)
         China:
           Current ...........             --      10,491,689      6,154,320        794,106
           Deferred ..........     (1,430,566)      5,281,676      1,354,369        174,757
                                  -----------     -----------    -----------    -----------
                                   (1,430,566)     15,773,365      7,508,689        968,863
                                  ===========     ===========    ===========    ===========

                              NEW CHINA HOMES, LTD.

4.       INCOME TAXES - continued

         A reconciliation between the provision for income taxes computed by applying the China statutory tax rate of 33% for each period to income before taxes and the actual provision for income taxes is as follows:

                                                                           March 31,
                                                  ----------------------------------------------------------
                                                      1998            1999            2000           2000
                                                  -----------     -----------     -----------    -----------
                                                      HK$             HK$              HK$            US$
                                                                                                    (note 2)
Standard income tax rate applied to
  (loss) income before income tax ............     (1,887,033)     13,502,124       4,082,959        526,833
Effect of no benefit attributable to
  tax loss for Hong Kong operations ..........        228,233       1,137,648       2,997,691        386,799
Interest expense not deductible in
  Hong Kong ..................................        239,573         912,193         206,980         26,707
Other expenses not deductible in Hong
  Kong .......................................             --         263,520              --             --
Expenses not deductible in China .............             --              --         193,254         24,936
Other ........................................        (11,339)        (42,120)         27,805          3,588
                                                  -----------     -----------     -----------    -----------
Income taxes .................................     (1,430,566)     15,773,365       7,508,689        968,863
                                                  ===========     ===========     ===========    ===========

         Deferred income taxes represent the difference in recognition of income under the percentage of completion method for accounting and the accounting treatment applied for tax purposes in China.

         The components of deferred income taxes are as follows:

                                                                      March 31,
                                                      ----------------------------------------
                                                         1999           2000           2000
                                                      ----------     ----------     ----------
                                                          HK$            HK$            US$
                                                                                     (note 2)
Deferred tax asset (liability):

Difference in recognition of income
  under the percentage of completion
  method and the accounting treatment
  applied for tax purposes in China ..............    (4,081,987)    (5,429,992)      (700,644)
Difference in recognition of pre-operating
  expenditures ...................................       231,935        164,317         21,202
                                                      ----------     ----------     ----------
                                                      (3,850,052)    (5,265,675)      (679,442)
                                                      ==========     ==========     ==========

                              NEW CHINA HOMES, LTD.

5.       OTHER PREPAID TAXES

                                                                     March 31,
                                                      ---------------------------------------
                                                        1999            2000          2000
                                                      ---------      ---------      ---------
                                                         HK$            HK$            US$
                                                                                    (note 2)
Provisional land appreciation tax ................    2,151,544      2,161,654        278,923
                                                      =========      =========      =========

         In accordance with the Land Appreciation Tax Law of China all legal entities and individuals receiving income from the transfer of state-owned land use rights or buildings and their attached facilities are subject to land appreciation tax.

         Land appreciation tax is charged on the appreciated amount at the applicable rate. The amount of appreciation is calculated on the basis of sales proceeds received less deductible items. Deductible items include fees for land use rights acquisition, development costs and expenses for new buildings and facilities and other deductions as prescribed by the Ministry of Finance in China. The applicable rates are progressive ranging from 30% to 60% depending on the percentage of the appreciated amount over deductible costs.

         In accordance with the Land Appreciation Tax Law, the Company, being a taxpayer involved in real estate development, is entitled to an additional deduction equal to 20% of the aggregate of land use rights acquisition costs and land development costs, as defined in the law, in computing the land appreciation tax.

         In addition, as the Company sells ordinary standard residential apartments, as defined in the relevant regulations, the Company is exempted from land appreciation tax if the appreciated amount over the deductible cost is less than 20%. However, if the amount of the appreciated amount exceeds the deductible costs by more than 20%, the entire amount of the appreciation will be subject to land appreciation tax as stated above. As at March 31, 1999 and 2000 the Company had no obligations under the Land Appreciation Tax Law.

6.       RESTRICTED CASH

         Chingchu has entered into agreements with certain banks in respect of mortgage loans provided to house buyers of California Gardens. In accordance with those agreements, Chingchu deposits either 10% of the consideration of the properties sold and financed under the mortgage loans or between 10% and 20% of the amount of financing provided as a guarantee for settlement of the mortgage installments. Should mortgagors fail to pay mortgage installments, the bank can draw down the deposits up to the amount of mortgage installments not paid during the period from the mortgage drawdown to the date of releasing such guarantees. The guarantees will be released when the property title deeds are passed to banks as security for the respective mortgage loans. At March 31, 1999 and 2000, deposits of HK$4,140,889 and HK$5,322,758, respectively, were placed with banks to guarantee the above agreements.

         At March 31, 1999 and 2000, deposits of HK$nil and HK$18,848,657, respectively, have been pledged with banks as security for short-term bank borrowings.

                              NEW CHINA HOMES, LTD.

7.       PROPERTY, EQUIPMENT, AND CONSTRUCTION-IN-PROGRESS, NET

         Property, equipment and construction-in-progress consists of the following:

                                                                           March 31,
                                                            --------------------------------------
                                                               1999          2000          2000
                                                            ----------    ----------    ----------
                                                                HK$           HK$           US$
                                                                                          (note 2)
At cost:
Building ...............................................            --    26,282,979     3,391,352
Construction-in-progress ...............................    31,878,237    21,290,665     2,747,183
Machinery and equipment ................................        26,661        38,064         4,911
Furniture and fixtures .................................     1,232,241     1,277,788       164,876
Motor vehicles .........................................     2,726,968     3,937,844       508,109
Electric equipment .....................................       814,922       976,443       125,993
                                                            ----------    ----------    ----------
Total ..................................................    36,679,029    53,803,783     6,942,424
Less: Accumulated depreciation and amortization ........       719,869     1,368,430       176,572
                                                            ----------    ----------    ----------
Net book value .........................................    35,959,160    52,435,353     6,765,852
                                                            ==========    ==========    ==========

         Depreciation and amortisation expense for the years ended March 31, 1998, 1999 and 2000 was HK$131,641, HK$588,228 and HK$727,992,
         respectively.

8.       BANK BORROWINGS

         At March 31, 2000 short-term bank loans totalling HK$54,511,279, bearing interest at 5% to 6% per annum, have been guaranteed at no cost by the holding company of the minority shareholder of Chingchu. The long-term bank loan of HK$9,981,610, which bears interest at US dollar prime lending rate plus 2% per annum is secured by the land use rights of California Gardens and certain lots under development (see note 3). A subsidiary of Far East has also guaranteed this loan at no cost to the Company. The long-term loan has maturities at March 31, 2000 as follows:

                                               HK$               US$
                                                               (note 2)
         Year ending March 31:

         2001                               3,890,977           502,062
         2002                               3,890,977           502,062
         2003                               2,199,656           283,826
                                            ---------         ---------
                                            9,981,610         1,287,950
                                            =========         =========

         The weighted average interest rate on borrowings was 6.95%. At March 31, 2000, the Company and its subsidiaries did not have any unutilized facilities.

                              NEW CHINA HOMES, LTD.

8.       BANK BORROWINGS - continued

         Total interest costs incurred, expensed and capitalized relating to bank borrowings and advances from Far East as mentioned in note 9 (ii) to the consolidated financial statements were:

                                                                        Year ended March 31,
                                                              ----------------------------------------
                                                                 1999           2000           2000
                                                              ----------     ----------     ----------
                                                                  HK$            HK$            US$
                                                                                              (note 2)
Interest capitalized at beginning of the year:
  Land and lots under development ........................     2,824,887      4,301,952        555,091
  Completed homes ........................................            --         70,857          9,143
  Construction-in-progress ...............................       631,218      1,404,619        181,241
                                                              ----------     ----------     ----------
  Total interest capitalization ..........................     3,456,105      5,777,428        745,475
                                                              ==========     ==========     ==========

Interest capitalized at beginning of the year ............     3,456,105      5,777,428        745,475
Plus interest incurred ...................................     8,627,850      3,395,303        438,104
Less interest expensed as cost of home sales .............    (6,306,527)    (2,684,925)      (346,442)
                                                              ----------     ----------     ----------
Interest capitalized at end of the year ..................     5,777,428      6,487,806        837,137
                                                              ==========     ==========     ==========
Interest capitalized at end of the year:
  Land and lots under development ........................     4,301,952      4,265,394        550,374
  Completed homes ........................................        70,857        257,714         33,253
  Construction-in-progress ...............................     1,404,619      1,964,698        253,510
                                                              ----------     ----------     ----------
  Total interest capitalization ..........................     5,777,428      6,487,806        837,137
                                                              ==========     ==========     ==========

9.       RELATED PARTY TRANSACTIONS

         At the balance sheet dates the Company and its subsidiaries had balances with the following parties:

                                                                                 March 31,
                                                                  --------------------------------------
                                                        Notes        1999          2000          2000
                                                       -------    ----------    ----------    ----------
                                                                      HK$           HK$           US$
                                                                                               (note 2)
Due from related parties:
  Subsidiaries of Far East Consortium ...............    (i)       1,644,292    41,501,814     5,355,073
  Parties related to the minority shareholder
    of Chingchu .....................................    (i)       1,377,817            --            --
                                                                  ----------    ----------    ----------
                                                                   3,022,109    41,501,814     5,355,073
                                                                  ==========    ==========    ==========
Due to related parties:
  Subsidiaries of Far East Consortium ...............    (i)              --    41,412,308     5,343,523
  Far East ..........................................    (ii)     75,918,974    15,578,096     2,010,077
  Party related to the minority shareholder
    of Chingchu .....................................    (iii)    20,416,300    31,398,030     4,051,359
                                                                  ----------    ----------    ----------
                                                                  96,335,274    88,388,434    11,404,959
                                                                  ==========    ==========    ==========

                              NEW CHINA HOMES, LTD.

9.       RELATED PARTY TRANSACTIONS - continued

         (i) The amounts due from/to related companies represent unsecured advances which are interest free and repayable on demand.

         (ii) On April 2, 1999, as explained in note 1, the Company issued shares to Far East for cash of US$9,549,000 which was used to offset the payable to Far East, which amounted to US$9,795,997 at March 31, 1999. There was no interest charged in 2000 (1999: HK$7,292,626). The amount outstanding at March 31,
                  2000 is repayable on demand.

         (iii) At March 31, 2000, the amount due to the party related to the minority shareholder of Chingchu represented payables for land fees and infrastructure costs amounting to HK$25,355,674 (1999: HK$16,434,556) and HK$6,042,356 (1999: HK$3,881,744),
                  respectively. Transactions in each year with this party, which are included in the land and construction costs of Chingchu California Gardens, are as follows.

                                                                      March 31,
                                                ----------    ----------    ----------    ----------
                                                   1998         1999           2000          2000
                                                ----------    ----------    ----------    ----------
                                                    HK$          HK$            HK$           US$
                                                                                            (note 2)
Land fees and costs ........................    70,373,832    28,052,573    42,776,898     5,519,600
External infrastructure costs ..............    14,953,271    38,640,037    29,093,921     3,754,054
Penalty on late payment ....................            --       748,363            --            --
                                                ----------    ----------    ----------    ----------
                                                85,327,103    67,440,973    71,870,819     9,273,654
                                                ==========    ==========    ==========    ==========

                  The average amount due to the party related to the minority shareholder during the year ended March 31, 1999 and 2000 was HK$26,522,571 and HK$28,043,523, respectively which represented RMB28,352,628 and RMB29,838,308, respectively, translated using an average exchange rate of RMB1.064 to HK$1. The amount outstanding at March 31, 2000 is repayable on demand. The party related to the minority shareholder did not charge the Company any interest during the years ended March 31, 1999 and 2000 except penalty for the delayed payment of land fees in 1999 as shown above.

                              NEW CHINA HOMES, LTD.

9.       RELATED PARTY TRANSACTIONS - continued

         (iv) During the year ended March 31, 2000, unsecured advances were made to minority shareholder of Chingchu at an interest rate of 6.44% per annum. The advances were fully repaid prior to March 31, 2000.

         In addition, as described in note 1, the Company entered into consulting agreements with certain directors.

10.      STOCKHOLDERS' EQUITY

         Warrants

         In conjunction with the initial public offering of its shares the Company issued 2,300,000 warrants. Each warrant entitles the holder thereof to purchase, at any time up to March 7, 2005, one common share at a price of US$5.75 per share, after which date the warrants will expire.

         The warrants are subject to redemption by the Company, at the option of the Company, at US$0.25 per warrant, upon 30 days' prior written notice, if the closing bid price, as reported on the Nasdaq National Market, or the closing sale price, as reported on a national or regional securities exchange, as applicable, of the common shares for 30 consecutive trading days ending within ten days of the notice of redemption of the warrants averages in excess of US$10.00 per share, subject to adjustment. Before March 7, 2001, the warrants will not be redeemable by the Company without the written consent of the underwriters. In the event the Company exercises the right to redeem the warrants, such warrants will be exercisable until the close of business on the date for redemption fixed in such notice. If any warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price.

         In addition to the warrants issued in conjunction with the initial public offering, the Company issued to the managing underwriter and/or persons related to the managing underwriter, for nominal consideration, warrants to purchase up to 200,000 common shares at an exercise price of $8.25 per share and warrants to purchase up to 200,000 additional warrants at $0.20625 per warrant. Both warrants are exercisable for a five-year period commencing on March 8, 2000. Each warrant to purchase warrants is exercisable for a five-year period commencing on March 8, 2000 to purchase the common shares at an exercise price of $9.4875 per share. The underwriter warrants are restricted from sale, transfer, assignment, or hypothecation for a period of twelve months from March 8, 2000 by the holder, except (1) to officers of the managing underwriter and members of the selling group and officers and partners thereof; (2) by will; or (3) by operation of law.

         The underwriter warrants contain net issuance provisions permitting the holders thereof to elect to exercise the underwriter warrants in whole or in part and instruct the Company to withhold from the securities issuable upon exercise, a number of securities, valued at the current fair market value on the date of exercise, to pay the exercise price. Such net exercise provision has the effect of requiring the Company to issue common shares without a corresponding increase in capital. A net exercise of the underwriter warrants will have the same dilutive effect on interests of our shareholders as will a cash exercise. The underwriter warrants do not entitle the holders thereof to any rights as a shareholder of the Company until the underwriter warrants are exercised and common shares are purchased thereunder.

                              NEW CHINA HOMES, LTD.

10.      STOCK HOLDERS' EQUITY - continued

         Preferred Shares

         The Company has the authority without further vote or action by the shareholders to issue up to 5,000,000 preferred shares in one or more series and to fix the number of preferred shares constituting any such series, the voting powers, designations, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, and conversion rights and liquidation preferences of the preferred shares constituting any series. The issuance of preferred shares by the Company could adversely effect the rights of the holders of common shares. For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends, and in liquidation, over the common shares, and could (upon conversion or otherwise) enjoy all of the rights of the common shares.

         The Company may issue preferred shares with voting or conversion rights that could adversely affect the voting power of the holders of common shares. There are no agreements or understandings for the issuance of preferred shares and the Company has no present intention to issue preferred shares. The Company has agreed for three years from March 8, 2000 not to issue any preferred shares without the underwriter's consent.

11.      COMMITMENTS AND CONTINGENCIES

         Operating leases

         The Company and its subsidiaries lease office and employee accommodation under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was HK$272,897 in 1998, HK$293,078 in 1999 and HK$175,566 in 2000. At
         March 31, 2000, the Company and its subsidiaries were committed under operating leases requiring minimum rentals as follows:

                                           HK$                US$
                                                           (note 2)

         2001 ....................       216,120            27,886
         2002 ....................        93,000            12,000
         2003 ....................        93,000            12,000
                                         -------            ------
                                         402,120            51,886
                                         =======            ======

                              NEW CHINA HOMES, LTD.

11.      COMMITMENTS AND CONTINGENCIES - continued

         Capital expenditure

         At March 31, 2000, the Company had contracted for expenditure of approximately HK$132,490,000 in respect of land and lots under development relating to Chingchu California Gardens which is expected to be expended within the next two years. The Company has authorized but not yet contracted for additional expenditure on Chingchu California Gardens of approximately HK$216,541,000.

         At March 31, 2000, the Company entered into a co-operative joint venture agreement with Beijing Jida Real Estate Development Company ("Beijing Jida") and Beijing Minglihua Property Consultants Co., Ltd. ("Beijing Minglihua") and established a company to be known as Beijing Ching Chu Zhichun Gardens Property Development Co., Ltd to develop and sell a mixed-use residential and commercial complex in Beijing, China.

         At March 31, 2000, the Company has contracted for aggregate expenditure relating to the Beijing project of approximately HK$277,688,000 in respect of the following:

         o        HK$77,500,000 for contribution of capital of Beijing Ching
                  Chu;

         o HK$107,143,000 for development rights to 170,000M2 of residential and commercial land;

         o        HK$49,812,000 for development of 20,000M2 of office space;

         o HK$43,233,000 for resettlement of existing occupants of the land to be developed.

         Subsequent to March 31, 2000, the Company has made payments amounting to HK$42,293,000 in respect of the above expenditures. Upon completion of construction, 20,000M2 of office space and 2,000M2 of residential space will be transferred to Beijing Minglihua.

         Guarantees

         The Company has given guarantees in respect of mortgage loans provided to the buyers of Chingchu California Gardens as disclosed in note 6 to the financial statements.

         At March 31, 2000 and 1999, the total amount of mortgages outstanding which are subject to these guarantees was HK$76 million and HK$81 million, respectively.

                              NEW CHINA HOMES, LTD.

11.      COMMITMENTS AND CONTINGENCIES - continued

         Provisional tax payments

         The Company has pre-sold part of the real estate development project and has accrued the full amount of provisional foreign enterprises income tax on the deemed profits arising from the pre-sales pursuant to the relevant tax regulations. The Company, however, has not made instalment payments on account of the provisional tax liability based on the informal understanding that it has reached with the competent tax authority allowing the instalments to the delayed until the project is completed. In the absence of such approval, the Company may be liable for delinquent charges approximating HK$13,439,000 (1999:
         HK$4,368,000) calculated at a daily rate of 0.2% on the unpaid amount at March 31, 2000.

12.      EMPLOYEE BENEFITS

         In accordance with local government regulations, Chingchu is required to make contributions to a defined contribution retirement fund which is administered by the Labour Bureau of the local government. Chingchu is required to contribute 25.5% of the total salary. Chingchu has no obligation for the pension payments or any post-retirement benefits beyond the annual contributions described above. Chingchu contributions for the years ended March 31, 1998, 1999 and 2000 were HK$91,735, HK$314,330 and HK$280,412, respectively. The Company and its Hong Kong subsidiary have no other pension plans or post-retirement obligations.

13.      CONCENTRATION OF CREDIT RISK

         The Company maintains its cash and cash equivalents with banks and financial institutions in China. All sales are made to Chinese domestic home buyers. As the Company does not have any major customers, it does not consider itself exposed to significant credit risk with regards to collection of related receivables. No credit losses have been recorded since commencement of operation.

14.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount of cash and cash equivalents, accounts receivable, bank borrowings, customer deposits and accounts payable, accrued expenses and amounts due to/from related companies approximate fair value because of the short maturities of these instruments. There is no quoted market price for amounts due from related companies and accordingly a reasonable estimate of their fair value could not be made without incurring excessive costs.

                              NEW CHINA HOMES, LTD.

15.      STOCK OPTION PLAN

         In August 1999, the Company adopted a 1999 Stock Option and Restricted Stock Purchase Plan (the "Plan") conditioned upon the shareholders of Far East approving the terms of the Plan and subject to the review of the Stock Exchange of Hong Kong Limited ("SEHK"). In December 1999, the shareholders of Far East approved the terms of the Plan. To date no adverse commitments were received from the SEHK. Under the Plan, the compensation committee of the board of directors has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the status of any granted option, the vesting schedule to be in effect for the option grant and maximum term for which any granted option is to remain outstanding. Each option granted under the Plan has a maximum term of 10 years.

         A summary of stock option activity follows:

                                                                            Weighted
                                                           Number            average
                                                         of shares       exercise price
                                                          -------            -------
                                                                               US$
Outstanding at March 31, 1999 ........................         --                 --
  Granted ............................................    140,000               7.50
  Exercised ..........................................         --                 --
  Canceled ...........................................         --                 --
                                                          -------            -------
Outstanding at March 31, 2000 ........................    140,000               7.50
                                                          =======            =======
                                                                 March 31, 2000

Options available for grant...................................      600,000
Options exercisable...........................................      140,000
Options exercisable weighted average exercise price...........  US$    7.50

         The following table summarizes information on outstanding and exercisable stock options as of March 31, 2000:

                                                       Options outstanding                  Options exercisable
                                           ------------------------------------------  ------------------------
                                                              Weighted     Weighted                       Weighted
                                                Number         average      average         Number         average
                                              outstanding    contractual   exercise       exercisable     exercise
Range of exercisable prices                 (in thousands)  life (years)     price      (in thousands)      price
---------------------------                 --------------  ------------     -----      --------------      -----
US$7.50.................................           140             10      US$ 7.50            140         US$ 7.50
                                                 =====          =====       =======          =====         ========

                              NEW CHINA HOMES, LTD.

14.      STOCK OPTION PLAN - continued

         Additional stock plan information

         In accordance with Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation, the Company applied Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock option plans, and accordingly does not record compensation costs unless the exercise price is less than the fair market value of shares at the grant date. If the Company had elected, to recognize compensation cost based on the fair value of the option granted at the grant date as prescribed by SFAS No. 123, net income and income per share would have been reduced to the pro forma amounts shown below:

                                                         Year ended March 31
                                                    --------------------------
                                                        2000            2000
                                                    -----------      ---------
                                                        HK$             US$
                                                                      (note 2)
As reported
  Net income ..............................          4,600,347        593,593
  Income per share - basic ................               0.44           0.06
  Income per share - diluted ..............               0.44           0.06
Pro forma
  Net loss ................................         (1,421,403)      (183,407)
  Loss per share - basic ..................              (0.13)         (0.02)
  Loss per share - diluted ................              (0.13)         (0.02)

         There were no stock options granted in the years ended March 31, 1998 and 1999.

         The Company's calculations were made using the minimum value method and Black-Scholes option pricing models with the following weighted average assumptions:

         Under SFAS No. 123, the fair value of stock-based awards to employees is calculated using option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

                                                                       Year ended March 31, 2000
                                                                       -------------------------
Dividend yield......................................................               --
Expected volatility.................................................               57%
Risk-free interest rate.............................................             6.44%
Expected life of option following vesting (in months)...............               120

         The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. The valuations of the computed weighted average fair values of option grants under SFAS No. 123 in fiscal 2000 was US$5.55.

                              NEW CHINA HOMES, LTD.

16.      COMPREHENSIVE INCOME

         Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in net assets during the period from non-owner sources. The reconciliation of net (loss) income to comprehensive income is as follows:

                                                                      Years ended March 31,
                                                      ------------------------------------------------------
                                                         1998           1999          2000           2000
                                                      ----------     ----------    ----------     ----------
                                                          HK$            HK$           HK$            US$
                                                                                                   (note 2)
Net (loss) income ................................    (4,246,356)    24,571,592     4,600,347        593,593
Changes in other comprehensive income:
  Translation adjustments ........................        (2,717)        71,799      (387,716)       (50,028)
                                                      ----------     ----------    ----------     ----------
Total comprehensive (loss) income ................    (4,249,073)    24,643,391     4,212,631        543,565
                                                      ==========     ==========    ==========     ==========

17.      SEGMENT INFORMATION

         The Company operates in one business segment, which is the sale of real estate developments and sales are from one geographical region, China.