Form 20-F
period 2001-03-31
NEW CHINA HOMES LTD
filed 2001-10-15
CIK 1094369

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
           FOR THE FISCAL YEAR ENDED MARCH 31, 2001

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

 16/F Far East Consortium Building, 121 Des Voeux Road, Central, Hong Kong,
                         The People's Republic of China
--------------------------------------------------------------------------------
                     (Address of principal or organization)


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

                               TITLE OF EACH CLASS
               Common Shares, par value $1.00 per share, or
               Common Shares
              -----------------------------------------------------
               Redeemable Common Share Purchase Warrants, or
               Warrants
              -----------------------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (October 1, 2001):

Common Shares, par value $ 1.00 per share:        10,100,000
                                                  ------------------------------

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

         [X]  Yes         [  ]  No


         Indicate by check mark which financial statement item the registrant has elected to follow:

         [ ]  Item 17     [X ]  Item 18

                                TABLE OF CONTENTS


INTRODUCTION......................................................................................................1


PART I............................................................................................................2

    Item 1.       Identity of Directors, Senior Management and Advisors...........................................2
    Item 2.       Offer Statistics and Expected Timetable.........................................................2
    Item 3.       Key Information.................................................................................2
                  Selected Consolidated Financial And Operating Data..............................................2
                  Risk Factors....................................................................................9
    Item 4.       Information on the Company.....................................................................24
    Item 5.       Operating and Financial Review and Prospects...................................................43
    Item 6.       Directors, Senior Management and Employees.....................................................51
    Item 7.       Major Shareholders and Related Party Transactions..............................................60
    Item 8.       Financial Information..........................................................................61
    Item 9.       The Offer and Listing..........................................................................62
    Item 10.      Additional Information.........................................................................63
    Item 11.      Quantitative and Qualitative Disclosures About Market Risk.....................................78
    Item 12.      Description of Securities Other than Equity Securities.........................................78

PART II..........................................................................................................78

    Item 13.      Defaults, Dividend Arrearages and Delinquencies................................................78
    Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds...................78
    Item 15.      Reserved.......................................................................................78
    Item 16.      Reserved.......................................................................................79
    Item 17.      Financial Statements...........................................................................79

PART III.........................................................................................................79

    Item 18.      Financial Statements...........................................................................79
    Item 19.      Exhibits.......................................................................................79

                                  INTRODUCTION

         This Annual Report on Form 20-F for the fiscal year ended March 31, 2001, as filed with the United States Securities and Exchange Commission, or the Commission, includes our audited consolidated financial statements as of March 31, 1999, 2000 and 2001. Our Common Shares and Warrants are listed on the Nasdaq Small Cap Market under the symbols NEWC and NEWCW, respectively.

FORWARD-LOOKING INFORMATION

         Information contained in this Annual Report contains certain forward-looking statements and information relating to New China Homes, Ltd., or the Company, which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "estimate," "plan," "project," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology. Such statements reflect the current views of our management with respect to future events and are subject to numerous risks, uncertainties and assumptions, including the risk factors described in this Annual Report. No assurance can be given that the future results covered by the forward-looking statements or projections will be achieved. There can be no assurance that these assumptions will prove accurate or that future events will not cause material changes in our business which adversely affect our financial results. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including, among others, the development of the private residential and commercial real estate markets in Shanghai and other parts of China, interest rate and inflation fluctuations, our ability to obtain the requisite additional financing, governmental uncertainties, general competition and price pressures in the marketplace, our ability to control costs and expenses, currency fluctuations and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected.

CURRENCY TRANSLATION

         We have prepared our financial statements in accordance with United States generally accepted accounting principles, or US GAAP, and published such statements in Hong Kong dollars. On consolidation, the financial statements of our joint venture subsidiary in China are translated from Renminbi, being its functional currency, into Hong Kong dollars. All references to "HK$" are to Hong Kong dollars. All references to "U.S. dollars," "dollars," "US$" or "$" are to United States dollars. All references to "RMB" are to Chinese Renminbi. For your convenience, conversion of amounts from Hong Kong dollars and Chinese Renminbi into United States dollars have been made at the unified exchange rate of US$
1.00 = HK$ 7.8 and US$ 1.00 = RMB 8.4786, the approximate rate of exchange on March 31, 2001. Such translations should not be construed as representations that the Hong Kong dollar amounts could be converted into United States dollars at that rate or any other rate.

                                     PART I


ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable


ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable


ITEM 3.           KEY INFORMATION

         A.       SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

                  SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

We have derived the selected statement of operations data for the fiscal years ended March 31, 1997, 1998, 1999, 2000 and 2001 and the selected balance sheet data as of March 31, 1999, 2000 and 2001 presented below from our audited consolidated financial statements prepared in accordance with US GAAP. You should read the selected financial and operating data presented below together with Operating and Financial Review and Prospects and our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

STATEMENT OF OPERATIONS DATA:


                                                                                 Year ended March 31,
                                                     -----------------------------------------------------------------------------
                                                      1997        1998          1999          2000         2001           2001
                                                     -------   -----------   -----------   -----------  ------------   -----------
                                                       HK$         HK$           HK$           HK$          HK$            US$
Operating revenues ................................       --    74,197,884   270,830,228   174,742,842   169,008,016    21,667,694
                                                     =======   ===========   ===========   ===========  ============   ===========

Operating (loss) income before minority interest
   and income taxes ...............................  (10,609)   (5,718,280)   40,915,526    12,372,604      (800,556)     (102,636)
Income taxes ......................................       --    (1,430,566)   15,773,365     7,508,689     5,712,188       732,332
                                                     -------   -----------   -----------   -----------  ------------   -----------

(Loss) income before minority interests ...........  (10,609)   (4,287,714)   25,142,161     4,863,915    (6,512,744)     (834,968)
Minority interests ................................       --       (41,358)      570,569       263,568       202,750        25,994
                                                     -------   -----------   -----------   -----------  ------------   -----------

Net (loss) income .................................  (10,609)   (4,246,356)   24,571,592     4,600,347    (6,715,494)     (860,962)
                                                     =======   ===========   ===========   ===========  ============   ===========

(Loss) earnings per share - basic .................   (10.61)    (4,246.36)    24,571.59          0.44         (0.53)        (0.07)
                                                     =======   ===========   ===========   ===========  ============   ===========

(Loss) earnings per share - diluted ...............   (10.61)    (4,246.36)    24,571.59          0.44         (0.53)        (0.07)
                                                     =======   ===========   ===========   ===========  ============   ===========

Weighted average number of shares outstanding
- basic (See note (1)) ............................    1,000         1,000         1,000    10,538,630    12,700,000    12,700,000
                                                     =======   ===========   ===========   ===========  ============   ===========

Weighted average number of shares outstanding
- diluted (See note (1)) ..........................    1,000         1,000         1,000    10,575,467    12,700,000    12,700,000
                                                     =======   ===========   ===========   ===========  ============   ===========


No dividends have been paid during the periods indicated above.

BALANCE SHEET DATA:

                                                                                      As of March 31,
                                                          -------------------------------------------------------------------
                                                              1999              2000               2001              2001
                                                          -----------        -----------        -----------        ----------
                                                              HK$                HK$                HK$               US$
Total assets .....................................        221,500,707        386,945,862        343,317,913        44,015,117
Long-term debt ...................................         30,327,409          9,981,610          5,876,352           753,379
Total stockholders' equity .......................         22,570,734        182,027,011        172,201,833        22,077,158

(1)      Adjusted to give effect to a 999-for-one stock split effected in August
         1999.

(2) As of March 31, 1999, 2000 and 2001, Shanghai Chingchu Property Development Limited, a Sino-foreign equity joint venture organized under the laws of the People's Republic of China, or Shanghai Chingchu, one of our operating subsidiaries had a total of HK$81 million, HK$76 million and HK$73.41 million respectively, of outstanding mortgage loans subject to performance guarantees. Shanghai Chingchu has agreed to secure the obligations of California Gardens home purchasers to make repayment to the mortgages of their homes. The performance guarantees provide that upon default by a home purchaser of its obligation to repay the mortgage installments for three consecutive months, the relevant mortgage bank may require Shanghai Chingchu to pay the outstanding mortgage. As of March 31, 2001, Shanghai Chingchu has not been required to make any payment under these performance guarantees.

KEY OPERATING DATA:

         The following tables set forth key operating data for the Company as of March 31, 2001:

a)       Revenue recognized for the sale of homes in California Gardens:

                                                  Fiscal year ended March 31,
                                      ------------------------------------------------
                                        1998         1999          2000          2001
                                      ------        ------        ------        ------
                                                     (in HK$ millions)
Phase I ......................         73.92         35.26          0.23          1.14
Phase II .....................            --        234.66         22.71          2.09
Phase IIA ....................            --            --            --         25.04
Phase III ....................            --            --        151.13          1.89
Phase IV .....................            --            --            --        137.69
                                      ------        ------        ------        ------
Total ........................         73.92        269.92        174.07        167.85
                                      ======        ======        ======        ======

Under US GAAP, we recognize revenue from the sale of homes on a percentage of completion basis. The tables below, however, provide information based upon the purchase price of units for which a sales purchase agreement has been executed, plus the amount of deposits, or booking fees received by us for units which have not been purchased.

         a)       Total revenue:

                                          AS OF MARCH 31, 2000                       AS OF MARCH 31, 2001
                                  -------------------------------------      --------------------------------------
                                  NUMBER OF UNITS     TOTAL SALES VALUE      NUMBER OF UNITS      TOTAL SALES VALUE
                                  ---------------     -----------------      ---------------      -----------------
                                                           HK$ '000                                     HK$ `000
        Purchased                       1,500              519,594                 1,913                676,465
        Booked                            509              193,211                    90                 37,309
        Total                           2,009              712,805                 2,003                713,774

         b) During the fiscal years ended March 31, 2000 and March 31, 2001, we received a total of HK$9.96 million and HK$1.69 million in booking fees, respectively and HK$0.23 million and HK$0.47 booking fees were owed to us by home buyers, respectively. As of March 31, 2000 and March 31, 2001, the average unit booking fee taken by us was HK$18,700 and HK$18,400, respectively. As of March 31, 2000 and March 31, 2001, the average unit price was HK$341,000 and HK$406,400 for homes sold, respectively. Average unit price is comprised of a HK$18,700 booking fee and HK$322,300 for the balance of the home price for the year ended March 31, 2000 and a HK$18,400 booking fee and HK$388,000 balance of the home price for the year ended March 31, 2001.

         - Booking fees are the refundable deposits from potential homes buyers which reserve a person's right to purchase a home at a later date until we have started construction and secured the requisite pre-sales permits from the relevant land administration bureau but before the sale purchase agreement is signed. The term "sold" refers to the signing of a sales and purchase agreement.

         c) When a home buyer has paid 20% of the total purchase price (inclusive of the booking fee), the home buyer is eligible to execute a pre-sales agreement. When signing a pre-sales agreement, a home buyer must specify the method of paying the remaining 80%, which generally can be made through one or more of the following options: 1) Mortgage; 2) Public housing fund;
                  3) A mixture of mortgage and public housing fund; or 4) Installment.

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

For the year ended March 31, 2000, the following table sets forth information as to the timing of payment of the purchase price balance by home buyers who paid a booking fee:

         A -- represents: the home buyers who made the timely payment of 90% of the purchase price, i.e. within 2 months from the date of signing the pre-sales agreement.

         B -- represents: the home buyers who were late in paying 90% of the purchase price, but paid the 90% of the purchase price as at March 31, 2000.

         C -- represents: the home buyers who are currently late in their payment of 90% of the purchase price, but have paid a portion of the amount due, the booking fee excepted.

         D -- represents: the home buyers whose purchase price balance is not currently due.

Category               Phase I                      Phase II                     Phase III                         Total
                ---------------------        ----------------------       -----------------------         -------------------------
                No. of                       No. of                        No. of                         No. of
                 Units        Percent         Units         Percent        Units          Percent           Units          Percent
                ------        -------        ------         -------       -------         -------         -------         --------
A                 75           20.55%          205           27.55%          157           40.15%            437           29.13%
B                285           78.08%          517           69.49%          199           50.90%          1,001           66.73%
C                  5            1.37%           20            2.69%           33            8.44%             58            3.87%
D                 --            0.00%            2            0.27%            2            0.51%              4            0.27%
                 ---          ------           ---          ------           ---          ------           -----          ------
Total            365          100.00%          744          100.00%          391          100.00%          1,500          100.00%
                 ---          ------           ---          ------           ---          ------           -----          ------

For the year ended March 31, 2001, the following table sets forth information as to the timing of payment of the purchase price balance by home buyers who paid a booking fee:

         E -- represents: the home buyers who made the timely payment of 90% of the purchase price, i.e. within 2 months from the date of signing the pre-sales agreement.

         F -- represents: the home buyers who were late in paying 90% of the purchase price, but paid the 90% of the purchase price as at March 31, 2001.

         G -- represents: the home buyers who are currently late in their payment of 90% of the purchase price, but have paid a portion of the amount due, the booking fee excepted.

         H -- represents: the home buyers whose purchase price balance is not currently due.

Category             Phase I                      Phase II                    Phase IIA
              ----------------------       ----------------------       ---------------------
               No. of                       No. of                       No. of
               Units        Percent         Units         Percent        Units         Percent
              -------       --------       -------        -------       -------       -------
E               78           21.25%          205           27.37%          18           43.90%
F              289           78.75%          540           72.10%          10           24.39%
G                0            0.00%            4            0.53%           5           12.20%
H                0            0.00%            0            0.00%           8           19.51%
               ---          ------           ---          ------           --          ------
Total          367          100.00%          749          100.00%          41          100.00%



Category           Phase III                     Phase IV                 Total of all Phases
             ----------------------       ----------------------       ------------------------
               No. of                       No. of                       No. of
               Units        Percent         Units         Percent        Units          Percent
             --------      --------       --------       --------       --------       --------
E              158           40.20%          238           65.57%            697        36.43%
F              223           56.74%           79           21.76%          1,141        59.65%
G               10            2.55%            8            2.20%             27         1.41%
H                2            0.51%           38           10.47%             48         2.51%
               ---          ------           ---          ------           -----       ------
Total          393          100.00%          363          100.00%          1,913       100.00%

         Delays may be caused for the following reasons:

                  1. mortgages are new financial products in China and the bankers providing such facilities to new home buyers are unfamiliar with the procedure;

                  2. delay by Chinese government (or other relevant authorities) in issuing certain documents, such as final grant documents for sold homes, which in turn delays the disbursement of loan proceeds to our Company; and

                  3.       home buyers' personal reasons.

         d) Status of payment for homes purchased; total sales value is based on the full purchase price of the home purchased:

   AS OF MARCH 31, 2000      Number of       Total Sales
                               Units            Value           Amount Paid         Amount Owing
                             ---------       -----------        ------------        ------------
                                                HK$'000            HK$'000             HK$'000
Phase I                          365           109,987             108,973               1,013
Phase II                         744           258,478             253,104               5,374
Phase III                        391           151,129             143,065               8,064
                               -----           -------             -------              ------
Total                          1,500           519,594             505,142              14,451

As at March 31, 2000, Phases I, II and III have been constructed and are currently ready for delivery or have been delivered.


   AS OF MARCH 31, 2001        Number of      Total Sales
                                 Units          Value            Amount Paid         Amount Owing
                               ---------     -----------         -----------         ------------
                                               HK$'000              HK$'000              HK$'000
Phase I                             367         108,808             108,891                 -83
Phase II                            749         255,109             254,050               1,059
Phase IIA                            41          25,041              19,173               5,867
Phase III                           393         149,827             147,066               2,761
Phase IV                            363         137,680             123,866              13,814
                                  -----         -------             -------              ------
Total                             1,913         676,465             653,046              23,418

As at March 31, 2001, Phases I, II, III and IV have been constructed and are currently ready for delivery or have been delivered.

The following table sets forth a categorical analysis of the status of payment of homes as at March 31, 2001:

Category                   Phase I      Phase II     Phase III     Total
                           --------     --------     ---------    -------
                            HK$'000     HK$'000       HK$'000     HK$'000
A                              --          125          641          766  (note below)
B                              53           67          266          281  (note below)
C                           1,066        4,608        6,780       12,455
D                              --          573          376          949
                            -----        -----        -----       ------
Total                       1,014        5,374        8,064       14,451

The following table sets forth a categorical analysis of the status of payment of homes as at March 31, 2001:

Category                 Phase I       Phase II     Phase IIA    Phase III      Phase IV      Total
                         -------       --------     ---------    ---------      --------     --------
                         HK$'000        HK$'000      HK$'000      HK$'000        HK$'000      HK$'000
E                            89            --           --            56           784          929  (note below)
F                          -172*           --          126             6         1,265        1,225  (note below)
G                            --         1,059        2,282         2,095         1,248        6,684
H                            --            --        3,459           604        10,517       14,580
                           ----         -----        -----         -----        ------       ------
Total                       -83         1,059        5,867         2,761        13,814       23,418

Note: These represent the remaining 10% of the purchase price required to be paid upon the delivery of the home unit.

                  * Reported as a negative amount because of a refund due to a home buyer.

         e)       The number of homes completed but not sold is as follows:


        AS AT MARCH 31, 2000               Number of Homes      Number of Homes    Number of Home Not
                                              Completed              Sold                Sold
                                           ---------------      ---------------    ------------------
             Phase I                             365                 365                 --
             Phase II                            752                 744                  8
             Phase III                           416                 391                 25
                                                ----                ----                ---
             Total                              1533                1500                 33

        AS AT MARCH 31, 2001               Number of Homes      Number of Homes    Number of Home Not
                                              Completed              Sold                Sold
                                           ---------------      ---------------    ------------------
             Phase I                             367                 367                 --
             Phase II                            752                 749                  3
             Phase IIA                            74                  41                 33
             Phase III                           416                 393                 23
             Phase IV                            545                 363                182
                                               -----               -----                ---
             Total                             2,154               1,913                241

EXCHANGE RATE INFORMATION

         The following table sets forth the average buying rate for Renminbi and Hong Kong dollars expressed as per one U.S. dollar for the fiscal years 1997, 1998, 1999, 2000 and 2001.

                                                  Renminbi               Hong Kong Dollars
                       Fiscal Year               Average (1)                Average (1)
                       -----------               -----------             -----------------
                          1997                    8.3342                      7.7379
                          1998                    8.3105                      7.7428
                          1999                    8.2916                      7.7479
                          2000                    8.2783                      7.7685
                          2001                    8.2783                      7.7977

(1) The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York. Average rate is determined by averaging the rates on the last business day of each month during the relevant period.

         The following table sets forth the high and low exchange rates for Renminbi and Hong Kong dollars expressed as per one U.S. dollar during the past six months.

                       Month Ended                 Renminbi             Hong Kong Dollars
                       -----------                 --------             -----------------
                                               High          Low        High          Low
                                               ----          ---        ----          ---
                     March 30, 2001           8.2784       8.2768      7.8003        7.7994
                     April 30, 2001           8.2776       8.2767      7.8000        7.7986
                     May 31, 2001             8.2785       8.2709      7.8003        7.7991
                     June 30, 2001            8.2779       8.2767      7.8000        7.7990
                     July 31, 2001            8.2771       8.2767      7.8003        7.7996
                     August 31, 2001          8.2773       8.2767      7.8000        7.7992


         On October 2, 2001, the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank in New York was one U.S. dollar equals 7.7970 Hong Kong dollars or 8.2790 Renminbi.

         B.       RISK FACTORS


RISKS RELATING TO OUR COMPANY

WE HAVE LIMITED OPERATING HISTORY UPON WHICH YOU MAY EVALUATE US.

         We only commenced operations in 1997. Accordingly, our limited operating history makes predicting our future operating results, including operating expenses, difficult. Our revenues may not grow at the rate that we anticipate, or may not continue at their current levels.

WE HAVE EXPERIENCED LOSSES OF HK$6,715,494, OR US$860,962 FROM OPERATIONS AND IF WE LOSE THE FUNDING SUPPORT FROM FAR EAST CONSORTIUM, IT IS UNCERTAIN THAT WE WILL CONTINUE AS A GOING CONCERN.

         For the year ended March 31, 2001, we have experienced a net loss of HK$6,715,494, or US$860,962 from operations. In addition, we had net current liabilities outstanding as of March 31, 2001. Although our major shareholder, Far East Consortium, has agreed to provide adequate funds to enable us to meet in full our financial obligations as they fall due until April 1, 2002, without the addition of new funding, there is substantial uncertainty whether we will be able to pay our debts as and when they fall due and extinguish our liabilities in the normal course of business if the support from Far East Consortium expires or ends for whatever reason.

TO DATE, ALL OF OUR REVENUES HAVE BEEN DERIVED FROM THE DEVELOPMENT OF CALIFORNIA GARDENS.

         Shanghai Chingchu, one of our operating subsidiaries, began construction of our first property development project, California Gardens, in 1997.

         We derived all of our profits for the fiscal years ended March 31, 1998, 1999, 2000 and 2001 from the sale of units in California Gardens. Our future results will heavily depend on the development and sale of units in the additional phases. If Shanghai Chingchu is unable to generate satisfactory sales for these units, our business growth and prospects will be impaired.

         In addition, our future results depend on our ability to undertake new property projects, which involves identifying suitable development sites.

WE ARE NO LONGER DEVELOPING THE MILLENNIUM TOWERS PROJECT, AS DESCRIBED IN OUR PRIOR FILINGS WITH THE COMMISSION, AND ARE CURRENTLY FOCUSING ONLY ON SHANGHAI.

         In our prospectus dated March 8, 2000 and Annual Report on Form 20-F for the year ended March 31, 2000, we described our expansion into Beijing, which was to be a residential and commercial complex to be known as Millennium Towers. Overall costs related to the Millennium Towers project, however, turned out to be significantly more than management had originally projected and the project has therefore been cancelled. Although we continue to seek new property projects in Shanghai and other parts of China, feasibility of such new projects involves identifying suitable development sites that can justify substantial property development costs. Because we have not yet selected another suitable site, we remain heavily dependent on the development and sales of units in our California Gardens project.

WE ARE CURRENTLY DISPOSING OF CERTAIN PROPERTY INTERESTS RELATED TO THE CALIFORNIA GARDENS PROJECT TO A RELATED PARTY FOR A PROMISSORY NOTE THAT HAS YET TO BE COLLECTED.

         On March 30, 2001, the Company entered an agreement with Wonder China Investments Limited, or Wonder China, a wholly-owned subsidiary of Far East Consortium International Limited, a Cayman Islands corporation, or Far East Consortium, the Company's major shareholder, disposing of its 100% interest in Top Trend Development Limited, a British Virgin Islands corporation, or Top Trend. Under the terms of this agreement, the Company has agreed to sell to Wonder China (a) the entire issued share capital of Top Trend and (b) a debt in the approximate amount of HK$18,414,717 advanced as a shareholder loan by the Company to Top Trend, in exchange for (y) HK$1,280,000 in cash paid as of March 30, 2001 and (z) a HK$126,720,000 promissory note, or the Promissory Note. The HK$126,720,000 Promissory Note was due originally on September 30, 2001. Due to a recent change in Chinese law, however, a warranty contained in the agreement regarding the commercial use of land held indirectly by Top Trend has yet to be fulfilled and the parties have therefore agreed to extend the due date of the Promissory Note by six months to March 31, 2002. The parties have also delayed completion of the transaction until March 31, 2002.

         Top Trend holds a 100% interest in Chingchu (Shanghai) Real Estate. The major asset held by Chingchu (Shanghai) Real Estate is a certain real property interest that is part of the California Gardens development. The Company, currently in the process of selling Top Trend to Wonder China, has exchanged a valuable land right for a small cash deposit and a substantial Promissory Note, which Promissory Note has yet to be collected. As discussed in the paragraph above, however, the parties have agreed to delay completion of the sale until March 31, 2002. Although our Board of Directors and audit committee approved the sale of Top Trend, such approval was made with the vote of certain of our directors who are related to Far East Consortium, our major shareholder, and were therefore interested directors.

WE ARE GROWING RAPIDLY AND MANAGING OUR GROWTH MAY BE DIFFICULT.

         We have grown and expect to continue to grow rapidly by developing new residential communities. This growth is likely to place a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our employees.

         Some of our senior management have only recently joined us, including our Chief Executive Officer, Mr. Ton Voon Lim , or Mr. Lim, our Vice President of Sales and Marketing, Ms. Peggy Pui Ki Ng and one of our Directors, Mr. David Chiu. Several of the employees listed in the Directors, Senior Management and Employees section of this Annual Report have worked for us for less than three years. We cannot assure you that our management will be able to effectively or successfully manage our growth.

WE EXPECT OUR EXPENDITURES TO INCREASE.

         Some of our expenditures are fixed, including salary and office expenses. If our revenues do not increase, we may not be able to compensate by reducing expenses in a timely manner. In addition, we plan to significantly increase our operating expenses to:


         -        develop additional residential communities;

         -        increase our sales and marketing operations; and

         -        purchase land for future development.

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

OUR SUCCESS IS DEPENDENT ON OUR SENIOR MANAGEMENT TEAM AND KEY EMPLOYEES WHO WE MAY NOT BE ABLE TO RETAIN.

         During fiscal 2001, we have experienced a significant turnover in management. In December 2000, Mr. Trevor Bedford became Chairman of the Board of Directors in place of Mr. Charles Stein and Gerald Breslauer replaced Francis Chow as our Company Secretary. In March 2001, Veronica O'Young resigned as our Senior Vice President of Marketing and Sales and was replaced by Ms. Peggy Pui Ki Ng. In March 2001, the duties of Michael O'Young, as President and Chief Executive Officer, were suspended and his service contract, and therefore his duties as President and Chief Executive Officer, was formally terminated in September 2001. In June 2001, Mr. Lim joined us as our Chief Executive Officer. In July 2001, David Chiu joined us as one of our Directors. In March 2001, Li Wan Cai resigned as our Vice President of Property Management and has not been replaced. In light of these recent changes in management, our future performance will depend in part on our ability to successfully integrate our newly hired management and key personnel into our management team and into the Company as an integrated unit.

         Further, if one or more members of our senior management team or key employees, including Mr. Lim, our Chief Executive Officer, were unable or are unwilling to continue in their present positions, our business, financial condition and operating results could be materially adversely affected. Most members of our senior management do not have employment agreements.

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

         Far East Consortium owns approximately 71% of our outstanding Common Shares. Accordingly, they have the power to elect all our directors and to approve most matters presented to our shareholders for a vote. Far East Consortium's ownership might discourage someone from making a significant equity investment in us, even if we need the investment to meet our obligations and to operate our business.

WE WILL REQUIRE ADDITIONAL CAPITAL RESOURCES TO DEVELOP ADDITIONAL PROJECTS, AND THESE RESOURCES MAY NOT BE AVAILABLE WHEN NEEDED OR AT ALL.

         We will require additional capital resources to develop additional residential projects. Prior to our initial public offering in March 2000, we relied primarily on financing from Far East Consortium. We expect to derive capital resources from internally generated funds, borrowings and the issuance of additional equity or debt securities. We cannot assure you that we will be able to obtain additional financing on satisfactory terms, or at all. If we are unable to obtain additional financing, we will not be able to develop additional real estate projects and our business development will be curtailed until such time.

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

WE MAY NOT BE ABLE TO GENERATE ADEQUATE REVENUES IF LOCAL BUSINESS CONDITIONS IN SHANGHAI CHANGE ADVERSELY. OUR REVENUES MAY BE AFFECTED BY THE FOLLOWING LOCAL BUSINESS CONDITIONS: UNEMPLOYMENT AND INFLATION RATES, THE EMERGENCE OF NEW RESIDENTIAL AND COMMERCIAL PROPERTY DEVELOPMENTS, AND ADVERSE CHANGES IN PROPERTY VALUES AND LOCAL GOVERNMENTAL REGULATIONS. AS A RESULT OF THESE CONDITIONS, THE TRADING PRICE OF OUR COMMON SHARES MAY ALSO DECLINE IN VALUE.

         All our revenues are currently generated in Shanghai, China. Accordingly, demand for our homes could decrease resulting in lower revenues if there occurs an adverse change in Shanghai's local economic and other conditions, such as rates of unemployment and inflation, emergence of new residential and commercial property developments, property values generally and changes in local governmental regulations. We intend to expand into other regions in China, which we expect will reduce the overall risk of having all of our operations concentrated in one city. However, new markets in other areas of China may prove to be less stable than the Shanghai market and may involve delays, problems and expenses not encountered by us in Shanghai which may adversely affect our business.

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

OUR PROFITS WHICH MAY BE AVAILABLE FOR DISTRIBUTION MAY BE LIMITED.

         We mainly carry out our property development business through our subsidiaries and Sino-foreign equity joint ventures established in China. Profits available for distribution by these companies are determined in accordance with accounting principles and financial regulations in China, and profits as so determined differ from profits determined in accordance with US GAAP in certain significant aspects, which include the use of different bases for recognition of revenues and expenses. Under relevant Chinese foreign investment laws and regulations, profits available for distribution are determined after transfers to statutory reserve funds and the payment of taxes. Under the Law of the People's Republic of China on Chinese Foreign Equity Joint Ventures and its implementing rules, the Regulations of the People's Republic of China Concerning Financial Administration of Foreign Investment Enterprise and the Accounting System of the People's Republic of China for Foreign Investment Enterprises, profits may be distributed as dividends only after the following payments are made: (1) the enterprise income tax; (2) to cover previous years' losses; (3) payments to the reserve fund, enterprise development fund, the bonus and welfare fund for staff and workers (to be determined by the Company's board of directors and, in the case of California Gardens, the amount paid out for such funds amounts to approximately 15.5% of the payroll); and (4) compensation, liquidated damages, late-payment penalties, penalty interest and fines. As of March 31, 2001, we had profits of RMB 45.77 million, or HK$42.11 million or US$5.40 million, which were available for distribution to shareholders as dividends.

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

         We are also subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given home building site vary greatly according to the site's location, the site's environmental condition, the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict residential or commercial building activity in environmentally sensitive regions or areas. See Item 4 Acquisitions of Land Use Rights and Licensing of Foreign Investment in Property Development; Investment Structure. See also, Item 4 Foreign Exchange Control Implications for Foreign Investors in China.

WE ARE SUBJECT TO CLAIMS UNDER PERFORMANCE GUARANTEES FOR OUR HOME PURCHASERS.

         Shanghai Chingchu usually arranges bank financing for the purchasers of our homes in California Gardens and provides guarantees to secure the obligations of these purchasers to make repayment to the mortgagees of their homes. Under the terms of the performance guarantees, upon default by the home purchaser of his obligation to repay the mortgage installments for three consecutive months, the relevant mortgage bank may require Shanghai Chingchu to pay the outstanding mortgage principal together with accrued interest of the relevant property, subject to transferring all its rights and interests in the property to Shanghai Chingchu. As of March 31, 2001, the Company had a total of HK$73.41 million of outstanding mortgage loans subject to performance guarantees. As of March 31, 2001, we have not been required to make any payment under these performance guarantees. There is no assurance that the purchasers whose mortgage facilities are covered by these performance guarantees will comply with all relevant provisions regarding the repayment of the mortgage loans, and substantial costs may be incurred by Shanghai Chingchu if these provisions are breached and the performance guarantees are invoked.

RISKS RELATING TO OUR INDUSTRY

THE PRIVATE RESIDENTIAL REAL ESTATE MARKET IN CHINA IS IN AN EARLY STAGE OF DEVELOPMENT. WE MAY NOT BE ABLE TO DEVELOP OUR RESIDENTIAL REAL ESTATE DEVELOPMENT BUSINESS IF THIS MARKET DOES NOT DEVELOP IN ACCORDANCE WITH OUR EXPECTATION.

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

         We operate by purchasing land use rights for large tracts of undeveloped land from municipal and provincial governments of China, which we later develop into planned communities. Acquiring land use rights and committing the financial and managerial resources to develop this land involves significant risks. Before a subdivision generates any revenue, material expenditures are required for items including acquiring land use rights and constructing subdivision infrastructure, such as roads and utilities. Property development also involves the following risks:

         - construction may not be completed on schedule or within budget due to unforeseeable factors such as adverse weather conditions;

         - government approvals may take more time and resources to obtain than expected;

         - we may experience delays in the process of clearing and resettlement of the development site; and

         -        our properties may not achieve anticipated sales.

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

         The climate and geology of China present increased risk of natural disasters as compared to many other regions in the world. Our business may be adversely affected to the extent that hurricanes, severe storms, earthquakes, droughts, floods, wildfires or other natural disasters or similar events occur in an area where our projects are underway. Although we have appropriate public liability insurance and contractors' comprehensive insurance for our property projects, certain types of losses, such as losses from natural disasters, are generally not insured because they are either uninsurable or not cost justifiable. If an uninsured loss or a loss in excess of our insured limits occurs, we may suffer losses of capital investment which could adversely affect future revenue streams while we remain liable for any financial obligations relating to the relevant project.

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

         If we decide to sell any of our property interests in the future, such sale may be subject to LAT depending on:

         -        the prevailing circumstances at the time of such sale;

         -        the manner of sale;

         - the provisions of the relevant Chinese regulations which are in force at the relevant time; and

         -        the profit margin on the sale of our homes.

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

RISKS RELATING TO CHINA

THE EFFECT OF THE CONTINUING RAPID EVOLUTION OF CHINA'S POLITICAL AND ECONOMIC SYSTEMS ON OUR FUTURE IS DIFFICULT TO PREDICT.

         All of our operations are in China. As a result, political and economic uncertainties may affect our operations and assets. The political and economic systems of China differ significantly from those of many countries you may be familiar with, including the United States, countries of the European Union and Japan. Compared to these countries, China's economic system is generally characterized by a higher rate of growth, a lower level of development and a higher level of government involvement and planning.

         Central economic planning is still a major feature of the Chinese economy. The State Council, with the approval of the National People's Congress, plans and manages a substantial part of the Chinese economy by means of a series of five-year economic and social development plans, referred to as Five-Year Plans. Each Five-Year Plan sets overall targets for development of agriculture, industry, finance and other aspects of economic and social life. To implement each Five-Year Plan, the State Development and Planning Commission:

         -        establishes annual production and development targets;

         -        formulates and supervises annual plans to achieve the targets;

         -        allocates resources necessary to achieve the targets; and

         -        approves all major economic projects.

         Economic reform policies are still experimental. Since the founding of the Peoples' Republic of China, the Chinese Government has owned the majority of all productive assets. However, since 1978, the government has been pursuing a course of economic reform. These reforms have emphasized, at different times:

         -        decentralization of decision-making;

         - separation of regulatory and governmental functions from management functions;

         - utilization of market forces in setting prices for many commodities and services;

         - encouragement of private economic activity and ownership, including private home ownership;

         -        encouragement of foreign investment in certain sectors; and

         -        encouragement of exports.

         We cannot assure you that the Chinese government will continue to pursue its course of reform. The government considers many of these reform measures to be experimental, and accordingly it may refine, modify, suspend, delay or reverse any of the measures. Factors that have caused the government to modify or delay the implementation of certain reform measures include political changes, and such economic factors as changes in rates of national and regional economic growth, unemployment and inflation. We cannot assure you that the government will not adopt changes in policy or regulations that might have an adverse effect on us, such as changes in the rate or method of taxation, additional restrictions on currency conversion or remittance, or others. For further information about the political and regulatory environment to which we are subject, please refer to the sections entitled National Legislation and Local Legislation, in Item 4.

WE MAY NOT BE ABLE TO GENERATE ADEQUATE SALES REVENUES IF CERTAIN ECONOMIC TRENDS IN CHINA'S ECONOMY CONTINUE. THESE TRENDS INCLUDE INCREASED INTEREST RATES, SLOWER ECONOMIC GROWTH AND DECLINES IN MARKET VALUES OF REAL ESTATE.

         During the 1980s and generally through 1997, the Chinese economy experienced relatively high rates of growth, which to a certain extent has been uneven among various geographical regions of China and among various sectors of the economy. The government responded by implementing measures to restrain the rate of growth and control inflation, including measures to reduce availability of credit, giving rise to systemic liquidity constraints. However, since mid-1997, many Asian countries have experienced significant adverse economic developments, known as the Asian-financial crisis, including:

         - substantial deterioration in currency exchange rates between the U.S. dollar and certain Asian currencies;

         -        increased domestic interest rates;

         -        reduced economic growth rates;

         -        increased corporate defaults and bankruptcies;

         - declines in market values of real estate, listed shares and other classes of assets;

         -        decreases in levels of direct foreign investment; and

         -        government-imposed austerity measures.

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

         Further, over the past year global markets have been experiencing a rapid downturn, especially in relation to the United States' capital markets, which effect has been worsened by the terrorist attacks in New York, New York on September 11, 2001. The recent turn of events in the United States has affected other countries' economies on a global scale, including China, which has a strong export relationship with the United States. We cannot assure you that the current economic developments in the United States and other Asian countries will not continue to have an adverse effect on the economy of China, or that similar economic developments will not occur in China in the future, which would have an adverse effect on our business.

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

CHANGES IN LAND USE LAWS BY THE CHINESE GOVERNMENT MAY MAKE THE EXPANSION OF OUR RESIDENTIAL REAL ESTATE BUSINESS DIFFICULT.

         In the past, local land bureaus had the power to approve land projects comprising non-farmland of a size of up to 1,333,400 square meters. Pursuant to the Land Administration Law of China adopted on August 29, 1998 and effective as of January 1, 1999, China has adopted a policy of limiting the power of local land bureaus to approve land projects of a size of 700,000 square meters or below. For projects which comprise non-farmland and which exceed this size, approval will have to be obtained from China's central government. Such a measure is expected to have the two-fold effect of creating a barrier against entry to China's property market by less established developers without an existing land bank, as well as adversely affecting the ability of established developers to obtain approvals for the acquisition of large sites to replenish its land bank for new projects. As this land policy was introduced relatively recently, it will take some time before its impact on China's property market in general and on our Company in particular can be evaluated.

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

IF THE GOVERNMENT DECIDES TO DEVALUE THE RENMINBI, OUR RESULTS OF OPERATIONS COULD BE AFFECTED IN WAYS THAT MIGHT BE POSITIVE OR NEGATIVE.

         In 1994, the People's Bank of China, or PBOC, eliminated the prior system of fixed exchange rates for conversion of Renminbi into other currencies in favor of a system in which published exchange rates reflect buying and selling rates within a prescribed range quoted by foreign exchange bank participants in an interbank market. Since that time, the exchange rates for conversion of the Renminbi to the U.S. dollar have remained relatively stable, with the Renminbi appreciating slightly against the dollar. Although authoritative Chinese government sources confirm that there is no current intention to devalue the Renminbi, many independent economists believe that with domestic growth slowing and currency devaluations by other Asian countries putting pressure on the competitiveness of Chinese exports, the possibility exists of a future devaluation of the Renminbi. We have not entered into any agreements or purchased any instruments to hedge our exchange rate risks, although we may do so in the future.

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


RISKS RELATING TO OUR COMMON SHARES AND WARRANTS

THE PRICE OF OUR COMMON SHARES AND WARRANTS IS LIKELY TO BE HIGHLY VOLATILE

         The market price of our Common Shares and Warrants is likely to be highly volatile as the stock market in general, and the market for start-up companies in particular, has been highly volatile. Investors may not be able to resell their Common Shares and Warrants following periods of volatility because of the market's adverse reaction to such volatility. The trading prices of many start-up companies' stocks have been highly volatile. Within the last 52 weeks, the market prices of these companies' stocks have both reached historical highs with relative valuations substantially above historical levels, as well as lows well below such historical high marks. Factors that could cause such volatility may include, among other things:

         - actual or anticipated variations in quarterly operating results;

         -        changes in financial estimates by securities analysts;

         - conditions or trends in China or the residential housing market in China;

         - announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

         -        capital commitments;

         -        additions or departures of key personnel; and

         -        sales of Common Shares or Warrants.

         Many of these factors are beyond our control. These factors may materially adversely affect the market price of our Common Shares and Warrants, regardless of our operating performance.

WE MAY HAVE DIFFICULTY IN MEETING MINIMUM FINANCIAL REQUIREMENTS FOR CONTINUED LISTING ON THE NASDAQ SMALL CAP MARKET.

         Trading of our Common Stocks and Warrants on the Nasdaq National Market commenced on March 10, 2001. Due to a general downturn in markets, we had difficulty maintaining continued listing standards on the Nasdaq National Market and therefore moved our Common Stock and Warrants to the Nasdaq Small Cap Market in August 2001. Since early September 2001 until the date of this Annual Report, the price of our Common Stock was trading below the US$1.00 minimum bid price. In response to market conditions caused by the terrorist attack in New York, New York on September 11, 2001, Nasdaq declared an across-the-board moratorium on the minimum bid and public float requirements, thereby preventing delisting from the Nasdaq markets on these bases until January 2, 2002. There can be no assurance, however, that the price of our Common Stock will meet the US$1.00 minimum bid price after such moratorium expires.

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

         We expect that our quarterly operating results will fluctuate significantly due to many factors, many of which are beyond our control, including:

         -        the seasonality of our revenues;

         -        the uncertain acceptance of our homes by Chinese buyers;

         -        intense competition; and

         -        uncertainty surrounding the regulation of the housing market.

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

IF OUR PRE-INITIAL PUBLIC OFFERING SHAREHOLDERS SELL SHARES ELIGIBLE FOR FUTURE SALE, THE MARKET PRICE OF OUR COMMON SHARES MAY DECLINE.

         If our pre-initial public offering shareholders sell substantial amounts of our Common Shares, including shares issued upon the exercise of outstanding options and warrants, in the public market, then the market price of our Common Shares could fall. On the date of this Annual Report, no Common Shares, other than the 2,300,000 Common Shares which were sold in the offering, which number includes the exercise by Barron Chase Securities, Inc., our managing underwriter, of its over-allotment option, are freely tradable. Our directors and officers have agreed with our managing underwriter not to sell or otherwise dispose of any of our securities for a period of 24 months from March 8, 2000, the effective date of our offering, without its prior written consent. Sales of substantial amounts of our Common Shares or Warrants, or the potential for such sales, in the public market could materially adversely affect the market price of our Common Shares or Warrants.

         As described more completely in Item 4-History and Development of the Company, below, we entered into certain agreements with certain founders of our Company, who together control over 70% of the Company. In particular, two cancellation agreements establish net income thresholds for the first and second years following our initial public offering, or IPO, amounting to US$10 million and US$20 million, respectively, whereby in each of these two years, 25% of Messrs. Stein, Haft and Kallan, and Silver Pacific Trading Ltd. and Far East Consortium's Common Shares are subject to redemption and cancellation by the Company in the event the net income thresholds are not met. For the year ended March 31, 2001, the first year following the closing date of our IPO, the Company incurred a net loss of HK$6,715,494, or US$860,962, thereby falling under the US$10 million threshold. As of April 1, 2001, 2.6 million Common Shares were cancelled pursuant to these agreements. Because these shareholders are subject to agreements that may reduce their shareholdings, there is an increased risk that each such shareholder may desire to sell or otherwise dispose of their Common Shares.

OUR BOARD OF DIRECTORS HAS THE AUTHORITY TO ISSUE PREFERRED SHARES HAVING RIGHTS AND PREFERENCES WHICH ARE MORE FAVORABLE THAN OUR COMMON SHARES.

         Our board of directors has the authority, without further action by our shareholders, to issue up to 5,000,000 preferred shares in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Common Shares. Our board of directors could quickly issue preferred shares with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if the board of directors issues preferred shares, the market price of our Common Shares may fall and the relative voting and other rights of the holders of our Common Shares may be adversely affected. For three years after the effective date of our offering, March 8, 2000, we may not issue preferred shares without the prior written consent of our managing underwriter, Barron Chase Securities, Inc. which has gone into bankruptcy recently.

BECAUSE WE ARE A CAYMAN ISLANDS COMPANY, OUR SHAREHOLDERS MAY FACE GREATER DIFFICULTIES IN PROTECTING THEIR INTERESTS THAN WOULD SHAREHOLDERS OF A COMPANY INCORPORATED IN THE UNITED STATES.

         Our corporate affairs are governed by our Amended and Re-stated Memorandum and Articles of Association and by the Companies Law (1998 Revision) of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in the face of action by the management, directors or our controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States. See Item 10 -- Differences in Corporate Law for a description of the differences between U.S. and Cayman Islands law with respect to shareholders' rights and the fiduciary responsibilities of directors. See Enforceability of Civil Liabilities in Item 10.

YOU MAY EXPERIENCE DIFFICULTIES IN EFFECTING SERVICE OF LEGAL PROCESS AND ENFORCING JUDGMENTS AGAINST NEW CHINA HOMES AND OUR MANAGEMENT. A MINORITY OF OUR DIRECTORS AND OFFICERS ARE U.S. CITIZENS RESIDING IN THE STATE OF FLORIDA.

         We are a Cayman Islands company and substantially all of our assets and our subsidiaries are located in China. In addition, a majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon a majority of our directors and officers, including with respect to matters arising under the U.S. federal securities laws and applicable state securities laws. A minority of our directors and officers, however, are U.S. nationals and live in the state of Florida. Service of process may be effected on any of these directors and officers at their addresses in Florida as stated in the table presented in Item 7 -- Security Ownership of Beneficial Owners and Management. Moreover, there is doubt as to whether the courts of the Cayman Islands or China would enforce judgments of United States courts against us, our directors or officers predicated on the civil liability provisions of the securities laws of the United States or any state thereof or in original actions brought in the Cayman Islands or China, liabilities against us or such non-residents predicated upon the U.S. federal securities laws and applicable state securities laws. See Item 10 -- Enforceability of Civil Liabilities and Certain Foreign Issuer Considerations.

DATA ABOUT CHINA AND THE CHINESE HOUSING MARKET INCLUDED IN THIS ANNUAL REPORT MAY PROVE TO BE INACCURATE.

         Data in this Annual Report relating to China's economy, its seven political conditions and its property markets in various regions are derived from or based on various official and unofficial publications. While we have taken reasonable care to ensure that the facts presented in these statements are accurately reproduced from such sources, such information has not been independently verified by us. Such information may not be accurate, complete or up-to-date. The statistical statements in this Annual Report may be incorrect or inaccurate and they may not be comparable to the statistics produced for other jurisdictions.

IF WE ARE UNABLE TO MAINTAIN A CURRENT REGISTRATION STATEMENT FOR COMMON SHARES UNDERLYING THE WARRANTS OR THE WARRANTS ARE NOT REGISTERED, QUALIFIED OR EXEMPT FROM REGISTRATION UNDER STATE SECURITIES LAWS, THE WARRANT HOLDERS WILL BE UNABLE TO EXERCISE THE WARRANTS AND THE WARRANTS MAY BECOME VALUELESS.

         The Warrants are not exercisable unless, at the time of the exercise, we have a current prospectus covering the Common Shares issuable upon exercise of the Warrants, and such shares are registered, qualified or deemed to be exempt under the applicable state securities laws. As of the date of this Annual Report, management of the Company believed it was not prudent to maintain an effective registration statement given current market conditions. Should management ultimately decide not to maintain a current registration statement because the costs render it uneconomical, or because the value of the Common Shares underlying the Warrants is less than the exercise price, or any number of other reasons, the Warrant holders will be unable to exercise the Warrants and the Warrants may become valueless.

         Although we did not knowingly sell the Warrants to purchasers in jurisdictions in which the Common Shares are not registered or otherwise qualified for sale, purchasers who may have bought the Warrants in the after-market or move to jurisdictions in which the Common Shares underlying the Warrants are not registered or qualified during the period that the Warrants are exercisable. In this event, we are unable to issue Common Shares to those persons desiring to exercise their Warrants, whether in response to a redemption notice or otherwise, unless and until the Common Shares could be qualified for sale in the jurisdictions in which such purchasers now reside, or exemptions exist in such jurisdictions from such qualification. Warrant holders would have no choice but to attempt to sell the Warrants or allow them to expire unexercised.

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

ITEM 4.           INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

         New China Homes, Ltd., formerly known as China Homes Limited until its name change in August 1999, was incorporated in the Cayman Islands on January 6, 1999 and operates under the Cayman Islands Companies Law (Revised 2000). Its principal place of business is 16/F, Far East Consortium Building, 121 Des Voeux Road, Central, Hong Kong, the People's Republic of China and its telephone number is (852) 2850-0600. Its registered office is Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands. Its agent for service of process in the United States is CT Corporation System, 1633 Broadway, New York, New York 10019.

         On April 2, 1999, we entered into consulting agreements with Messrs. Stein, Haft and Kallan, who are currently directors or officers of the Company, and Silver Pacific Trading Ltd., or Silver Pacific, all of whom are now shareholders of the Company. On September 29, 1999, we entered into a share cancellation agreement with Far East Consortium. In March 2000, we completed the initial public offering of our Common Shares and Warrants, or the IPO, and listed each of those securities on the Nasdaq National Market. The two cancellation agreements establish net income thresholds for the first and second years following our IPO amounting to US$10 million and US$20 million, respectively, whereby in each of these two years, 25% of Messrs. Stein, Haft and Kallan, Silver Pacific and Far East Consortium's Common Shares are subject to redemption and cancellation by the Company in the event the net income thresholds are not met. For the year ended March 31, 2001, the first year following the closing date of our IPO, the Company incurred a net loss of HK$ 6,715,494, or US$ 860,962, thereby falling under the US$10 million threshold. As of April 1, 2001, 2.6 million Common Shares were cancelled pursuant to these agreements.

         On December 9, 1999, the Company formed Chingchu (Shanghai) Real Estate Development Company Limited by contributing certain commercial land interests to Chingchu (Shanghai) Real Estate Development Company Limited.

         At March 31, 2000, we entered into a co-operative joint venture agreement with Beijing Jida Real Estate Development Company, or Beijing Jida, and Beijing Minglihua Property Consultants Co., Ltd., or Beijing Minglihua, and established Beijing Chingchu to develop and sell Millennium Towers. Due to overall cost considerations, we have cancelled the Millennium Towers project. Therefore, during the year ended March 31, 2001, the Company withdrew from its 100% interest in Beijing Ching Chu Zhichun

Gardens Property Development Co., Ltd., or Beijing Ching Chu, a Sino-foreign cooperative joint venture organized under the People's Republic of China. Pursuant to such withdrawal, the Company's original contribution of capital to Beijing Ching Chu has been returned to the Company.

         The Company formed Top Trend on September 22, 2000. On March 12, 2001, the Company contributed to Top Trend its shares in Chingchu (Shanghai) Real Estate Development Company Limited, whose major asset is a commercial land interest that is part of the California Gardens project.

         On March 30, 2001, the Company entered an agreement with Wonder China Investments Limited, or Wonder China, a wholly-owned subsidiary of Far East Consortium, the Company's major shareholder, to dispose of its 100% interest in Top Trend. Under the terms of this agreement, the Company will sell to Wonder China (a) the entire issued share capital of Top Trend and (b) a debt in the approximate amount of HK$18,414,717 advanced as a shareholder loan by the Company to Top Trend, in exchange for (y) HK$1,280,000 in cash paid as of March 30, 2001 and (z) a HK$126,720,000 Promissory Note of Wonder China. The HK$ 126,720,000 Promissory Note was due originally on September 30, 2001. Due to a recent change in Chinese law, however, a warranty contained in the agreement regarding the commercial use of land held indirectly by Top Trend has yet to be fulfilled and the parties have therefore agreed to extend the due date of the Promissory Note by six months to March 31, 2002. The parties have also delayed completion of the transaction until March 31, 2002.

         In August 2001, the Company moved its Common Stock and Warrants from the Nasdaq National Market to the Nasdaq Small Cap Market.

BUSINESS OVERVIEW

         GENERAL

         We own 98.2% of Shanghai Chingchu which is our operating subsidiary. It was founded in 1997 to become a developer of large, planned residential communities in China's emerging private home building market.

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

     OUR CALIFORNIA GARDENS PROJECT

         In May 1997, Shanghai Chingchu began construction of our first planned residential community, called California Gardens. California Gardens is located on a 350-acre site just inside the northwestern corner of the outer ring road surrounding the city of Shanghai. When completed, our development will feature the following:

         - A projected 4,485 townhouses, configured in rows of 6-13 contiguous homes, and 1,280 apartments, representing a total of approximately 10 million square feet;

         - Townhouses which provide average floor space of approximately 1,600 square feet, and feature front yards convertible to carports and back yards. Our apartments will provide an average floor space of approximately 1,000 square feet and will have available parking facilities;

         - Close proximity to one of Shanghai's main motor transportation arteries, which is located within eight miles of the city center; and

         - A wide range of amenities, making California Gardens a full service residential community. These amenities include the following:

                  >>       kindergartens, primary and high schools;

                  >>       a meeting and conference facility;

                  >>       a 24-hour medical clinic;

                  >>       an on-site motel; and

                  >>       retail shopping, restaurants and a country club.

         As of March 31, 2001, Shanghai Chingchu had completed the construction of 2,154 homes and sold 1,913 homes. Shanghai Chingchu is developing and marketing our homes at California Gardens in five phases consisting of a specified number of homes. Phase I consists of 375 homes. Each home in Phase I has been sold. The construction of Phase II, consisting of a total of 752 homes which was offered in two-subdivisions, was completed in June 1999 and we have delivered all homes in that Phase. Phase IIA consists of 74 semi-detached home units that have been completed and delivered. Construction of Phase III, consisting of 416 homes was completed at the end of 1999, and we have delivered all homes within that Phase. The first sub-division of Phase IV consists of 545 homes that have been completed. Construction of homes in the second sub-division of Phase IV , which will consist of 160 homes, has been scheduled to commence in October 2001. Shanghai Chingchu presently has land use rights only for Phases I, II, IIA, III and three of the sub-divisions of Phase IV. The remaining homes at California Gardens are in different stages of planning and pre-development processing. We anticipate that development of Phase IV will be completed in 2003.

OUR BUSINESS STRATEGY

         Our objective is to complete the development and sale of homes at the California Gardens project and to develop and market other major development projects in other principal cities in China. Key elements of our business strategy include:

         - Focusing on key urban markets in China for the development of residential communities. We believe that the size and growth potential of key Chinese commercial centers coupled with the ongoing liberalization of the real estate markets offer us considerable growth opportunities. We intend to construct additional residential communities and mixed-use developments within reasonable commuting distance to Shanghai and other key Chinese population centers that have:

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

         - Targeting the emerging Chinese middle-income class as home buyers and technology companies as commercial tenants. Our target residential market is the growing Chinese middle income population. China's home builders have traditionally targeted the upper and lower income market, and largely ignored the middle-income class. Because of banking reforms permitting wider availability of home mortgage loans and the positive effects of China's economic reforms, we believe that the home building market for the middle-income class represents substantial growth opportunities for us. Further, we intend to market our commercial properties to the vast growing number of high-technology companies entering the Chinese marketplace.

         - Providing substantial benefits to home buyers. We believe that our residential communities provide the following benefits to home buyers:

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

         - Continuing our commitment to quality leadership. We seek to construct buildings having a high quality of construction and workmanship. Because of our emphasis on quality home construction, our California Gardens project received the Shanghai Home of the Year Award in 1997.

         - Entering markets early. We will continue to enter markets early where we can acquire land use rights at reasonable prices and develop residential communities in key commercial centers. We have successfully implemented this strategy in Shanghai, where we are one of the first home builders to construct a residential community targeted at middle income families. We believe that early entry into markets will continue to enable us to establish ourselves in these markets before the onset of widespread competition.

SITE SELECTION AND PROJECT APPRAISAL

         We believe that securing a good location is a major factor in the success of a property development project. We consider the following factors when we evaluate our property development sites:

         -        size of land;

         -        geographic location;

         -        potential financial return;

         -        potential market demand for the development;

         -        our existing property portfolio and available resources;

         -        land cost, affordability and potential financial return;

         -        overall market situation and opportunities;

         -        access to city centers;

         -        geological conditions;

         -        demolition and resettlement costs; and

         -        infrastructure support.

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

QUALITY CONTROL

         We place emphasis on the quality of our development projects and implement quality control procedures at different construction stages to ensure that the work done by our contractors meets our standards and requirements and those of the relevant governmental authorities.

         We impose quality control on our home building materials. Our on-site management team conducts regular quality inspections of the construction work. When a particular section of construction work is completed, our on-site management team will inspect the work to ensure that the work is in compliance with our quality standards and the relevant governmental regulations. We require our contractors to promptly remedy all defects, and we then make a further inspection of their work.

PROJECT MANAGEMENT

         Our project management is undertaken by a team of architects, engineers, project managers and other support staff. The project management team is responsible for the overall management of all of our development projects. For each project, there is a team responsible for the day-to-day management. Project management covers all major stages of a development project, as follows:

         - FEASIBILITY STUDY. Conducting a detailed geological study and market study, formulating a master timetable, and preparing preliminary proposals for the type and class of property to be constructed;

         - DESIGN. Completing a preliminary design layout and obtaining approvals from relevant authorities, commencing site preparation, selecting construction materials, modifying the design layout, producing a construction blue-print and establishing a construction management team;

         - CONSTRUCTION. Obtaining, evaluating and selecting contractor bids, finalizing the design layout and construction blue-print, monitoring construction progress compared to our timetable and introducing and implementing quality and cost control procedures; and

         - COMPLETION. Establishing a property management team, submitting a completion and inspection report to the governmental authorities, obtaining required government approvals and settling payments.

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


         We are in the process of choosing an area for our next region of development. For example, although we have cancelled the Millennium Tower project for cost reasons, we still believe that Beijing will be the site of one of China's largest middle income housing booms, as there is presently a significant shortage of affordable residential housing for this segment of the population. This housing shortfall is projected to intensify with the continuing shift to privatized housing, and Beijing already enjoys the lowest vacancy rate for recently built homes. Additionally, the Beijing city government has set a target of 140 square feet of living space for each individual, and the present level is approximately 90 square feet. The

Beijing government expects the population of Beijing to quickly rise from its present level to about 15,000,000 people, which will create the need for more than 500 million square feet of living area, which can represent more than 500,000 new homes.

         Recently, we noticed an upward trend in the real estate market in China. Our surveys indicated that the commercial real estate markets in Guangzhou, Shanghai and Beijing showed especially good potential for real estate development. We believe that low interest rates and the availability of bank mortgage financing will allow small to medium businesses to purchase real estate rather than lease it. On this basis, we expect that the demand for quality office space in regions such as Beijing will be strong.

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

COMPETITION

         The residential and commercial real estate markets in China are subject to intense competition. Over the last decade, a large number of property developers have expanded their operations into China. These include a number of leading Hong Kong and Asian real estate development and investment groups, many of whom have greater financial, managerial, marketing and other resources than us. Residential and commercial property developers compete not only for property buyers, but also for desirable properties, raw materials and skilled subcontractors. We also compete for residential sales with individual sales of existing homes in the secondary market and available rental housing. We also expect that continued economic development of China will be accompanied by further property development and expansion. We believe that our principal competitive strengths are as follows:

         - the extensive experience and in-depth knowledge of our management team in the Chinese and Asian real estate markets;

         - our emphasis on developing high-quality residential properties for middle income families;

         -        our marketing and sales strategies and techniques;

         - our relationship with Far East Consortium, including the experience and relationships developed by our management team in the course of developing properties on behalf of Far East Consortium before joining New China Homes;

         - our focus on development projects which are compatible with China's policies of encouraging private home ownership and shifting away from a system of subsidized housing;

         -        our targeted locations in major and populous cities;

         - our project management team, which effectively and actively controls every stage of the development of our projects; and

         - our close working relationships with local business partners in China.

SALES AND MARKETING

         Our target market for residential customers is Chinese middle income families in key urban markets who want to become home owners in a planned community. The principal purchasers of our Shanghai California Gardens project are from the middle income sector. We classify a typical family income of RMB 4,000-5,000, or HK$ 3,760-4,700 or US$ 483-604, per month as middle income earners. We believe that families earning this income will be able to purchase our houses costing approximately RMB 400,000-500,000, or HK$ 367,985 - 459.982 or US$ 47,178 - 58,972, through a down payment of 20% or RMB 80,000-100,000, HK$
73,597 - 91,996 or US$ 9,436-11,794, with the balance financed by a bank mortgage having a repayment period ranging from 10-20 years, resulting in a monthly payment of between RMB 2,500 - 4000, or HK$ 2,300 - 3680 or US$ 295-472.

         For each development project, our sales and marketing division forms a special team to handle the related sales and marketing activities. Subject to market conditions and government approval by the relevant land administration bureau, we seek to pre-sell our development projects at an early stage. We also arrange with one or more banks to provide mortgage loan facilities to home purchasers for up to 80% of the home purchase price, substantially all of which is guaranteed by New China Homes until the homes are delivered to the buyers. In the case of California Gardens, we establish relationships with banks to provide mortgage loans to customers prior to the launch of each phase. For Phase I, mortgages for 375 homes were provided by Construction Bank. For Phase II, mortgages for 752 homes were provided by the Construction Bank and the Industrial and Commercial Bank. For Phases III and IVA, the Bank of Shanghai, the Bank of Communications and Agricultural Bank have been added as lenders. Our sales and marketing strategy involves the following key elements:

         - offering a financing package for home buyers which pre-qualifies home buyers for a 80% mortgage with only a small down payment, or booking fee, which is typically no more than RMB 20,000, or HK$ 18,400 or US$ 2359, and the balance of the purchase price paid over a staggered period between 15 days to two months;

         - advertising through various media, including national and regional television networks, radio, newspapers, magazines, posters, billboards and advertising pamphlets to reach potential purchasers;

         - generating newspaper publicity and television coverage providing wide visibility;

         - using sales literature and brochures which describe our projects and our company; and

         - operating sales centers in high-traffic downtown areas and on-site, with billboard advertising visible to large numbers of city residents.

         We have established a high level of visibility in Shanghai for our California Gardens project, and our development has received a substantial amount of local media coverage. We also believe that local awareness of our project has been facilitated through word of mouth. Sales of our homes are normally made at our sales centers situated either in the city center or at our development site. Our sales and marketing staff consists of 29 people.

         We have established a policy of contributing 0.35% of all sales revenues to a sales commission fund, which is distributed among our sales staff.

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

         In a pre-sale, the first step is that the home buyer pays an initial booking fee. The home buyer then pays 20% of the purchase price less the booking fee upon the execution of a sales and purchase agreement. The remaining 80% must be paid within 60 days although, in most instances, it is paid by the bank providing the mortgage financing upon execution of the sales and purchase agreement.

FINANCING FOR OUR HOME PURCHASERS

         As part of our pre-sale activities, we may arrange for commercial banks to provide purchaser financing in the sale of our developments. Unlike mortgage financing in the United States, banks will typically look to the developer and the planned development to determine whether to make a commitment to provide purchaser mortgages. However, the banks retain the right to approve or reject mortgages on an individual basis based upon the perceived credit-worthiness of the home purchaser and other factors that it considers appropriate. We guarantee a customer's mortgage until the home is handed over to the customer. As of March 31, 2001, the outstanding amount of unpaid mortgage loans made to purchasers of homes in our California Gardens project was approximately HK$ 73.41 million, or US$ 9.41 million or RMB 79.79 million. There have been no payment defaults on any of these mortgage loans. Approximately 80% of our home buyers obtain financing at an average amount of HK$ 230,124, or US$ 29,503 or RMB 220,800.

MORTGAGES

         The grant of mortgages in China is governed by the Security Law of China and by the laws regulating real estate. Under the Security Law, any mortgage agreement or security agreement must include various specified provisions. If land use rights are mortgaged, the structures and other fixtures erected on the mortgaged land at the time the mortgage agreement is signed will also be subject to the mortgage. If buildings are built on the mortgaged land after the mortgage agreement has been signed, the buildings will not be subject to the pre-existing mortgage. When structures and other fixtures on the land are mortgaged, the land use right relevant to such structures and other fixtures shall also be mortgaged.

         For the assignment of real property for which the land use right was obtained by allocation, the application for the assignment shall be submitted to and approved by the relevant authority. Upon such approval of the assignment, the assignee shall go through the procedures for the grant of a land use right and pay the grant fee according to the laws of the People's Republic of China. in a few rare cases, this procedure may be avoided provided that the parties seek approval of the relevant authorities; however, gain from the land use right must still be paid accordingly.

         Where a real property mortgage is created over an allocated land use right and such real property is subsequently lawfully auctioned off, the mortgagee may enjoy priority in receiving compensation only after an amount equivalent to the land use right grant fee has been paid in full from the proceedings of such auction.

         The validity of a mortgage depends on, among other things, the validity of the main contract, and whether the mortgagor has the certificates of property ownership and/or certificates of land use rights obtained by allocation or assignment for value. Registration with appropriate authorities is also necessary to make a mortgage effective. If a loan is not duly repaid, the mortgagee may foreclose or sell the collateral by auction where the mortgagor and mortgagee have reached an agreement in this respect. In the absence of such an agreement, the mortgagee will have to bring an action before a competent court in China in order to enforce its rights under the mortgage agreement.

         Further, the Chinese government may, under special circumstances, in the needs of public interest, repossess land or structures on land. In this situation, the Chinese government will pay compensation taking into account the remaining term of the land use rights, as well as the development and use of the land and the structures on the land.

PROJECT FINANCE

         We have financed the development of our California Gardens project to date through loans provided by Far East Consortium which were converted to Common Shares in April 1999. We have also financed our development projects with proceeds from our initial public offering, bank borrowings, proceeds from the pre-sale of portions of our development projects, credits provided by our contractors and through our internally generated funds. Because each development project will require a substantial amount of capital to finance its construction cost, it is our policy to control the timing of the launch of each of our development projects and the phases of these projects.

PROPERTY MANAGEMENT SERVICE FEES

         One of our operating subsidiaries provides property management services to each homeowner of California Gardens for a monthly general maintenance fee which is currently US$ 24 per unit. These services include garbage collection, security, maintenance services, bus transportation to and from local, mass transit locations and landscaping. These property management costs will likely increase over time. Should the costs increase, we will be required to obtain approval from the proper authority prior to instituting any increase in the monthly general maintenance fee. Our operating subsidiary also provides general property maintenance services.

         The aforementioned US$ 24 monthly general maintenance service fee, however, does not cover the costs of major repairs, which may include significant work required to fix or replace the roof or facade. Residents of California Gardens must contribute RMB 3,600 to a sinking fund prior to moving in. The sinking fund covers maintenance of the roof and outside wall as well as all other major repairs that may be required within the development. The California Gardens resident's association can seek further payment from unit owners if the cost of any major repair exceeds the amount in the sinking fund. We are not responsible, however, once a standard one-year warranty has expired. Relatively minor repairs will be paid by unit owners on a job-to-job basis after the standard one-year warranty has expired.

FUTURE PLANS AND PROSPECTS

         Our long-term business objective is to become a developer of large, planned residential communities and mixed-use projects at prime locations within major cities in China. Our management will be devoting significant efforts to identifying and securing further suitable locations for future expansion. We believe that, with continued economic growth and the improvement in living standards in China, there will be sustained demand for quality and well-managed residential and mixed-use developments which have well-equipped ancillary facilities.

REVENUES:

         Under US GAAP, we recognize revenue from the sale of homes on a percentage of completion basis. The Company's revenues for the fiscal years ended March 31, 1999, 2000, and 2001, all of which was derived in the People's Republic of China from our California Gardens project, is as follows:

                                               Fiscal year ended March 31,
                                        ---------------------------------------
                                         1999            2000            2001
                                        ------          ------          -------
                                                   (in HK$ millions)
Phase I ......................           35.26            0.23            1.14
Phase II .....................          234.66           22.71            2.09
Phase IIA ....................              --              --           25.04
Phase III ....................              --          151.13            1.89
Phase IV .....................              --              --          137.69
                                        ------          ------          ------
Total ........................          269.92          174.07          167.85
                                        ======          ======          ======

SEASONALITY

         The revenues we recognize may fluctuate on a seasonal basis. Because we recognize revenues utilizing the percentage of completion method, construction schedules play a critical role. As a result, we may not recognize significant revenues during the winter months because of poor weather conditions hindering our construction schedule.

RECENT TRENDS

         As at March 31, 2001, we had contracted for the expenditure of approximately HK$86.64 million in respect of land and lots under development relating to California Gardens. We expect to expend this amount within the next two years. We have also authorized but not yet contracted for additional expenditures on California Gardens of approximately HK$211.97 million.

OVERVIEW OF THE LEGAL FRAMEWORK REGULATING CHINA'S REAL ESTATE MARKET

GENERAL

         Private land ownership in China was abolished in the 1950s and was replaced by a centrally planned and managed land resources allocation system, which legally prohibited the transfer or lease of land in China. With China's economy moving towards a more liberalized market-oriented system, reforms have been introduced in its property sector. Under land reform legislation, while the transfer of land ownership is still restricted, land use rights may be granted, transferred, leased or mortgaged in accordance with stipulated legal procedures and requirements.

NATIONAL LEGISLATION

         General

         In 1988, the Seventh National People's Congress passed an amendment to the constitution of China which paved the way for reforms of the legal regime governing the use of land and transfer of land use rights. In 1990, the State Council enacted the Provisional Regulations of China Concerning the Grant and Assignment of the Right to Use State Land in Urban Areas, which are generally referred to as the Urban Land Regulations. The Urban Land Regulations formalized the process of the grant and transfer of land use rights for consideration. Under this system, the State retains the ultimate ownership of the land. However, the right to use the land can be granted by the State and local governments in its capacity as land owner for a maximum period of 70 years for residential development, upon the payment to the State of a land premium for the grant of the land use right. As a result of these reforms, local and foreign companies, enterprises, other economic organizations and individuals may apply for and be granted land use rights. The Urban Land Regulations provide that the right to use land may be granted by agreement with the land grant authority, by invitation for bids or by auction and that a land grant contract should be entered into upon the grant of a land use right. Subject to compliance with the terms of a land grant contract, a holder of land use rights may exercise substantially the same rights as a land owner during the grant term, including holding, leasing, transferring, mortgaging and developing the land for sale. Upon expiration of the term of grant, renewal is possible subject to the payment of a new land premium and execution of a new land grant contract. If the term of grant is not renewed, the land use rights and the ownership of any homes or buildings on the land will become the property of the government without compensation.

         Recent Developments

         Upon becoming the Premier of China in March 1998, Zhu Rongji renewed efforts for structural economic reform by announcing, among other initiatives, a new housing reform program. The program directs employers to stop distributing free housing to employees beginning July 1, 1998, which was deferred until January 1999, and instead to increase cash wages so that employees can buy housing or pay higher rents. According to a bulletin distributed by the U.S. Department of State in April 1999, the principal policies of this new housing initiative are as follows:

         - ESTABLISHING A NEW URBAN HOUSING SYSTEM ADAPTED TO THE SOCIALIST MARKET ECONOMIC SYSTEM AND THE SPECIFIC NATIONAL SITUATION OF CHINA. The principal element of this policy involves the termination of employee housing benefits and an increase in cash wages to encourage home ownership. Historically, employees of the government and State-owned enterprises received a small salary and a generous benefits package, including low rent or free housing. Under the new policy, wages are expected to increase and a cash housing allowance will be provided or a provident fund will be established for employees. Employees are able to use the cash allowance to pay rent or make mortgage payments. The fund would serve primarily to assist individuals in securing loans to purchase homes.

         - CREATING A MULTI-LEVEL HOUSING SUPPLY SYSTEM. A multi-level housing supply system has been introduced to accommodate the needs of families of different income levels. This system is designed to gradually abolish subsidized, or welfare housing, establish settlement and low margin housing for low income families and define commercial housing for middle and high income families.

         - EXPANDING THE SCOPE OF HOME FINANCING. Under the new policy, commercial banks in all cities can issue individual mortgage loans for the purchase of government-directed and sanctioned housing. The People's Bank of China has reduced its interest rates, and a number of foreign banks have obtained the necessary licenses to conduct retail banking operations in China. We expect this to result in a more competitive mortgage market which will benefit new home buyers. In order to ensure the effectiveness of housing loans, efforts will be made to improve the housing property rights mortgage registration system. In June 1998, the government announced a Personal Housing Loan Management Regulation, which addressed different aspects of personal housing loans.

         - IMPROVING THE REGULATION OF THE HOUSING MARKET. New regulations are being developed to insure the stability and safety of China's housing reforms and programs.

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

U.S.-CHINA HOUSING INITIATIVE

         On July 1, 1998 the day China's housing reform program was implemented, Former President Clinton visited a housing site in Shanghai to demonstrate U.S. support for China's home ownership program. The President announced the establishment of a U.S.-China housing initiative at that time, including the formation of a U.S.-China Residential Building Council of which we have been invited to be a member.

         The housing initiative will address finance and construction issues and is intended to support China's social reform efforts by providing sector-specific guidance and cooperation to China as it pursues housing reform measures.

ACQUISITION OF LAND USE RIGHTS

         Grant

         The grant of land use rights from the State is often referred to as the first tier market by Chinese developers. Under the law of the People's Republic of China on the Administration of Urban Real Estate, or the Urban Real Estate Law, land use rights may be granted by way of auction, invitation of tenders or by agreement between the State and the land user. It requires that the prices of land granted by way of agreement must not be below the minimum land premium set by the State. Beijing, Guangzhou and Shanghai have already issued formulae for calculating land premium, with reference to location, transportation and infrastructure. These formulae are expected to be reviewed periodically in order to reflect the market supply and demand. Local governments at or above the county level may grant land use rights. Their scope of authority varies in accordance with their position in the administrative hierarchy. Central government approval must be obtained for any grant of any arable land which is designated as basic cropland by the State, other arable land over 35 acres and non-arable land over 70 acres.

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

         In an auction, the grant is awarded to the highest bidder. The land bureau will then sign a grant contract and the usual registration requirements have to be complied with.

         Several local governments have stipulated standard terms for inclusion in grant contracts. For example, the standard form grant contracts promulgated by the State Land Bureau list the following items for inclusion in grant contracts:

         -        manner of payment of land premium;

         -        use of land;

         - building restrictions: site coverage, total gross floor area and height limitations;

         -        construction of public facilities;

         -        easement and repair rights to be reserved by the government;

         -        submission of building plans and approval;

         -        deadline for completion of construction;

         -        repair obligations;

         -        responsibility for obtaining supply of utilities; and

         - restrictions against alienation before payment of land premium and completion of prescribed development.

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

         Assignment from Current Land Users

         In addition to a direct grant from the government, an investor may also acquire land use rights by entering into an assignment contract with an existing land user who holds granted land use rights or by entering into a joint development agreement with such a land user. Local Chinese entities very often enjoy the right to use land allocated by the State without payment of any consideration. This type of land use right is generally referred to as allocated land use right. The Urban Land Regulations state that assignment or mortgage of allocated land use right in urban areas and any buildings or attachments situated on the land is subject to the approval of the relevant land and real estate departments. The conditions for approval include the following:

         - the existing land user must be an individual or a company, enterprise or other economic organization;

         - the existing land user must hold a State Land Use Rights Certificate and the relevant real estate ownership certificates for the buildings and attachments;

         - a formal grant contract must be entered into with the relevant land department; and

         - the land premium in respect of the land payable was, the grant contract must be paid [payment may be made from the proceeds of development].

         The assignment or joint development is subject to terms and conditions specified in the land use rights grant contract. For housing construction projects, Chinese law requires that at least 25% of total construction costs, excluding land premium costs, be expended and the construction schedule and date of completion and delivery of the project have been determined before assignment can take place. A higher minimum construction and investment fee may be provided in land use rights grant contracts made between the local land administration bureau and the land user. All rights and obligations of the current holder under a land use rights grant contract will be transferred contemporaneously to the assignee of the land use rights. The relevant local government has the right to acquire the land use rights to be assigned if the assignment price is obviously lower than the market price. Relevant local governments may also acquire the land use rights from a land user in the event of redevelopment of the area under a revised town planning. The land user will then be compensated for the loss of his land use rights.

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

REGISTRATION OF REAL ESTATE INTERESTS

         Real estate registries have been established in all cities in China. In most cities, there are separate registries for land use rights and buildings. However, in Shenzhen, Shanghai, Guangdong and some other major cities, the two registries have been combined. In places where there are separate registries, the holder of a land use right will be issued a Real Estate Ownership Certificate for its ownership of the property and a Land Use Rights Certificate for its land use rights of the underlying property. The holder of a land use right who is issued a Real Estate Ownership Certificate holds the land use rights and owns the property erected on the land. In the other places where registries have been combined, the holder of a land use right will be issued only a Land and Real Estate Certificate. All entities and individuals must register all their lawful state-owned land use rights and rights to own and use of collectively-owned land as well as other rights in respect of land. Further, the mortgage of a land use right must be registered in the land registration departments. Duly registered land interests which are legally protected constitute notice to all other persons of the interests of the registrant.

PRE-SALE

         The sale of interests in buildings under construction but which have not been completed is permitted subject to the fulfillment of the requirements set forth in the Measures for the Administration of the Pre-Sale of Urban Commodity Premises, promulgated by China's Ministry of Construction and effective from January 1, 1995, or the Pre-Sale Measures. In addition, most of the major cities in China have promulgated local regulations governing pre-sales of commodity premises. According to the Pre-Sale Measures, a developer must obtain a Pre-Sale Permit before it may proceed to sell the uncompleted commodity units. To qualify for the Pre-Sale Permit, the following conditions must be satisfied:

         - the land premium has been paid in full and a State Land Use Rights Certificate has been obtained;

         -        a Construction Works Planning Permit is held;

         - at least 25% of the total investment for the project development and construction of the units under pre-sale must be paid; and

         - the construction schedule and the date of project completion have been determined.

         In addition to the foregoing, local Shanghai law stipulates more stringent pre-conditions for the pre-sale of commodity premises including (i) for commodity premises of less than six stories, the ceilings of all stories must be completed and (ii) for commodity premises of more than six stories, the ceilings of two-thirds of all stories must be completed.

         Further, the developer is required to execute pre-sale contracts in the form approved by the local land and real estate administration authorities with the purchaser, and must also file and register the executed pre-sale contracts with the local land and real estate administration authorities. The proceeds from the pre-sale of the commodity units may only be used for funding the relevant construction works.

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

WARRANTY OF BUILDING CONSTRUCTION

         The owner and builder of any building construction project must specify the warranty scope, term and responsibilities for the project subject to relevant national regulations. Normally, the minimum warranty period varies depending on the area of construction and type of fixtures. For example, for a decoration project, the warranty period must be for no less than two years. By way of further example, a roof leakage warranty period must be for no less than five years.

         If any defect is discovered during the warranty period, the builder must either repair it or have it repaired at the expense of the party responsible for the defect. The party responsible for the defect shall also be liable for any losses and injuries resulting from such defect. New losses and injuries resulting from any delay of repair shall be the liability of the party causing such delay.

LICENSING OF FOREIGN INVESTMENT IN PROPERTY DEVELOPMENT; INVESTMENT STRUCTURE

         The Urban Land Regulations state that foreign entities may acquire land use rights in China unless the law otherwise provides. However, in order to develop the land acquired, foreign investment enterprises, in the form of equity or co-operative joint ventures or wholly foreign-owned enterprises, need to be established. Establishment of a foreign investment enterprise engaged in property development, commonly referred to as a development company, is subject to approval by the relevant departments of China's government in accordance with the following procedure. First, the Chinese party to a joint venture project or the foreign investor, in the case of a wholly foreign-owned project, will submit a project proposal to the local planning commission for project proposal approval. If the local planning commission considers the proposed property development project to be consistent with the prevailing national and local economic plans, it will grant a project proposal approval to the applicant. The State Development and Planning Commission has been given the authority to regularly promulgate guidelines for direction of foreign investment.

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

         Property development projects in China are generally divided into so-called single projects and large tract development projects. In single projects, buildings are constructed on a plot of land and the individual units in the buildings are sold to purchasers. Large tract development projects involve comprehensive development and construction after procurement of land use rights: the land is leveled and facilities for water, electricity and heat supply, roads, communications, etc. are constructed, thus forming an area for industrial or other use. Thereafter, the developer either assigns the land use rights or further develops the land for sale or leasing.

MORTGAGES

         The grant of mortgages in China is governed by certain laws of the People's Republic of China, as previously discussed in this subsection, Business Overview - Mortgages, above.

UNIFIED SALES OF COMMODITY HOUSING TO DOMESTIC AND FOREIGN PARTIES

         In some Chinese cities, including Shanghai, there are no longer distinctions between domestic (PRC) and foreign parties that restrict to whom housing can be sold and leased. Prior restrictions creating foreign and domestic distinctions have recently been canceled; housing can now be sold or leased regardless of whether the housing (and attendant land use rights) was built or obtained before or after this change in the law. Domestic and foreign enterprises, organizations and individuals may all purchase or rent such housing.

         There has also been a unification of domestic and foreign distinctions in connection with the land premium system, land income and distribution methods, procedures and model contracts. These cities now call for tender invitation and auctioning as the methods used for granting land.

FOREIGN EXCHANGE CONTROL IMPLICATIONS FOR FOREIGN INVESTORS IN CHINA

         China's government imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the PBOC publishes a daily exchange rate for Renminbi, or the PBOC Exchange Rate, based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

         Pursuant to the Foreign Exchange Control Regulations issued by the State Council on April 1, 1996 and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

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

         Currently, foreign investment enterprises are required to apply to SAFE for foreign exchange registration certificates for foreign investment enterprises. With such foreign exchange registration certificates, which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis, or with the foreign exchange sales notices from the SAFE. which are obtained on a transaction-by-transaction basis, FIEs may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

ORGANIZATIONAL STRUCTURE

         As of March 31, 2001, our major shareholder was Far East Consortium, who owns 75% of our issued and outstanding share capital. The remaining 25% of our Company was held by other shareholders. As of March 31, 2001, the Company held a 100% interest in Far East Consortium China Investments Limited, a Hong Kong corporation, or Far East Investments, which holds a 98.2% interest in Shanghai Chingchu. As of March 31, 2001, the Company held a 100% interest in Top Trend, which held a 100% interest in Chingchu (Shanghai) Real Estate Company Limited, although the Company has entered into an agreement to sell Top Trend, which sale is to be completed on March 31, 2002. The Company's financial statements therefore still show the Company owing 100% of Top Trend. See Item 4
- History and Development for more information on the Company's sale of Top Trend to Wonder China and note 1 to the consolidated financial statements included elsewhere in this Annual Report.

PROPERTY, PLANTS AND EQUIPMENT

         Our principal executive offices, a 300 square feet office facility, is currently located at 16/F Far East Consortium Building, 121 Des Voeux Road, Central, Hong Kong. We are leasing our principal executive offices at an annual rent of US$ 12,000, or HK$ 93,440. We also lease an office in the United States which is located at 2255 Glades Road Boca Raton, Florida, 33437.

         We conduct our operations for the California Gardens project in Shanghai from a 2,000 square feet leased facility adjacent to the project.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this Annual Report on Form 20-F. Note that figures reported in this Annual Report supercede figures reported in last year's Annual Report on Form 20-F for the year ended March 31, 2000.

OVERVIEW

         We commenced construction of Phase I of the California Gardens project in June 1997. Home sales in Phase I began in September 1997, and home sales in Phase II began in July 1998, in each case after obtaining a pre-sales certificate from the Shanghai House and Land Administration Bureau. Construction of Phase III with 416 homes was completed in December 1999 and construction of Phase IVA with 545 homes was completed in March 2001. Construction of Phase IVB with 160 homes has been scheduled to commence in November 2001 with completion expected by the end of calendar year 2002. Subsequent phases of California Gardens include Phase IVC, with 120 homes and Phase V (District 11) with 630 homes and 36 single-story commercial shops nearby the California Gardens clubhouse facilities, all of which are scheduled for completion by first quarter 2004.

         The following tables set forth information relating to homes delivered to buyers, the aggregate purchase price under new sales contracts, and sales backlog for the fiscal years ended March 31, 1999, 2000 and 2001 (HK$ in thousands):
                                 HOMES DELIVERED

                                                                  FISCAL YEAR ENDED MARCH 31,
                       -----------------------------------------------------------------------------------------------------------
                                   1999                                2000                                  2001
                                   ----                                ----                                  ----

                        NUMBER OF      AGGREGATE           NUMBER OF      AGGREGATE SALES                        AGGREGATE SALES
                          HOMES       SALES PRICE             HOMES            PRICE           NUMBER OF HOMES        PRICE
                       -----------   --------------        -----------    ----------------    -----------------  ---------------
California Gardens
   Phase I                   365       HK$ 109,171                 --         HK$     232                  2       HK$   1,144
   Phase II                   --                --                744         HK$ 258,477                  5       HK$   2,090
   Phase IIA                  --                --                 --                  --                 41       HK$  25,041
   Phase III                  --                --                391         HK$ 151,129                  2       HK$   1,891
   Phase IVA                  --                --                 --                  --                363       HK$ 137,680
   Phase IVB                  --                --                 --                  --                 --                --
                       ---------      -----------          ----------        ------------       ------------      ------------
   TOTAL                     365       HK$ 109,171              1,135         HK$ 409,838                413       HK$ 167,845



                               NEW SALES CONTRACTS

                                                                   FISCAL YEAR ENDED MARCH 31,
                          --------------------------------------------------------------------------------------------------------
                                     1999                              2000                                2001
                                     ----                              ----                                 ----

                           NUMBER OF    AGGREGATE SALES      NUMBER OF     AGGREGATE SALES        NUMBER OF       AGGREGATE SALES
                             HOMES           PRICE             HOMES            PRICE                HOMES             PRICE
                          -----------   ---------------      ---------     ---------------        ----------      ---------------
California Gardens
   Phase I                      21       HK$ 105,129              --        HK$      232                 2          HK$   1,144
   Phase II                    713       HK$ 245,129              31        HK$   12,196                 5          HK$   2,090
   Phase IIA                    --                --              --                  --                41          HK$  25,041
   Phase III                    --                --             391        HK$  151,129                 2          HK$  1,891*
   Phase IVA                    --                --              --                  --               363          HK$ 137,680
   Phase IVB                    --                --              --                  --                --                   --
                          --------       -----------          ------        ------------            ------          -----------
   TOTAL                       734       HK$ 350,258             422        HK$  163,557               413          HK$ 167,845

*Note: During the year ended March 31, 2001, homes were exchanged in and between Phases by the home buyers. The amount shown represents the total price differences of the exchanges together with the new sales.


                                  HOMES BACKLOG

                                                               FISCAL YEAR ENDED MARCH 31,
                       -----------------------------------------------------------------------------------------------------
                                1999                              2000                                   2001
                                ----                              ----                                   ----
                       NUMBER OF    AGGREGATE SALES    NUMBER OF       AGGREGATE SALES         NUMBER OF     AGGREGATE SALES
                         HOMES           PRICE           HOMES              PRICE                HOMES            PRICE
                       ---------    ----------------   ----------      ---------------         ---------     ---------------
California Gardens
   Phase I                  2       HK$          690           --                    --                --              --
   Phase II                 6       HK$        2,217            1        HK$         389               --              --
   Phase IIA               --                     --           12        HK$       7,184               11    HK$     6,705
   Phase III              391       HK$      149,939            7        HK$       3,184                8    HK$     3,762
   Phase IVA              293       HK$      105,129          366        HK$     142,342               35    HK$    13,622
   Phase IVB               --                     --          123        HK$      48,640               18    HK$     7,535
                       ------       ----------------    ---------        ---------------         --------    -------------
   TOTAL                  692       HK$      257,975          509        HK$     201,739               72    HK$    31,624

         Home buyers pay an average booking fee of HK$ 18,700 per house for the year ended March 31 2000 and HK$18,400 for the year ended March 31, 2001 and may cancel their purchase with a full refund at any time before they sign a sales contract. The sales contract is signed upon the completion of the roof structure. The booking fee is included in our backlog upon receipt. We estimate that the average period between the execution of a sales contract for a home and delivery of that home is approximately 12 to 15 months.

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



                                                   Fiscal year ended March 31,
                                              ----------------------------------
                                                1999         2000          2001
                                              --------     ---------     -------
                                                        (in HK$ millions)
Phase I..............................            35.26          0.23        1.14
Phase II.............................           234.66         22.71        2.09
Phase IIA............................               --            --       25.04
Phase III............................               --        151.13        1.89
Phase IV.............................               --            --      137.69
                                              --------     ---------     -------
Total                                           269.92        174.07      167.85
                                              ========     =========     =======

         Our backlog decreased 21.80%, or 26.45% based on bookings, to HK$
201.74 million, 509 bookings, during fiscal 2000 from HK$ 257.97 million, 692 bookings, as of March 31, 1999. Our backlog decreased 84.33%, or 85.85% based on bookings, to HK$ 31.62 million, 72 bookings, during fiscal 2001 from HK$201 million, 509 bookings, as of March 31, 2000.

         We will continue to develop and sell homes at the California Gardens project and seek to develop and market similar residential communities in other principal cities in China. Please refer to Item 4 Information on The Company - Our Business Strategy for the details of our business strategy.

RESULTS OF OPERATIONS

Fiscal year ended March 31, 2001 compared to fiscal year ended March 31, 2000.

         Our revenues from sales for the fiscal year ended March 31, 2001 decreased by 3.57% to HK$167.85 million from HK$ 174.07 million for the fiscal year ended March 31, 2000. The average selling price of homes delivered increased 19.18% to HK$ 406,400 during the fiscal year ended March 31, 2001 from HK$ 341,000 per unit during the fiscal year ended March 31, 2000, as a result of strategic upward price revision for our homes. The decrease in revenue is due to the lesser number of homes sold during fiscal 2001.

         Cost of sales for the fiscal year ended March 31, 2001 decreased by approximately 2.34% to HK$ 137.49 million from HK$ 140.79 million for the fiscal year ended March 31, 2000. This decrease is primarily due to the related decrease in home sales revenues. The cost of home sales as a percentage of home sales for the fiscal year ended March 31, 2001 increased to 81.91% from 80.88% for the fiscal year ended March 31, 2000 as a result of higher land and foundation costs in Phase 4. As of March 31, 2001 and 2000, for homes under construction, the amount of revenue recognized, costs incurred and estimated costs to completion are as follows:

                                                          March 31,
                                                -------------------------------
                                                     2001              2000
                                                     ----              ----
                                                   (In HK$            (In HK$
                                                   millions)          millions)
Revenue recognized .....................          HK$ 167.85          HK$ 174.07

Cost incurred ..........................          HK$ 137.49          HK$ 140.79

Estimated costs to completion ..........          HK$   0.00          HK$   0.00


         Our selling, marketing, general and administrative, or SMG&A, expenses for the fiscal year ended March 31, 2001 increased by approximately 49.77% to HK$32.32 million from HK$21.58 million for the fiscal year ended March 31, 2000. This increase is primarily a result of amortization of assets and higher general and administrative expenses incurred during the year. The significant components of our SMG&A expenses during these periods were (a) wages and employee benefits, which represented approximately 18.97% and 12.15% of our total SMG&A expenses in the fiscal year ended March 31, 2001 and 2000, respectively, (b) travel and entertainment expenses related to increasing our market exposure and establishing and enhancing relationships with third parties such as contractors, design firms and public relations, which represented approximately 14.85% and 14.51% of our total SMG&A expenses in the fiscal year ended March 31, 2001 and 2000, respectively, and (c) advertising expenses, which represented approximately 14.65% and 12.34% of our total SMG&A expenses in the fiscal year ended March 31, 2001 and 2000, respectively. Overall, SMG&A expenses as a percentage of total revenues increased to 19.12% in the fiscal year ended March 31, 2001 from 12.35% in the fiscal year ended March 31, 2000, primarily due to economies of scale.

         As a result of the foregoing, loss before income taxes and minority interest for the fiscal year ended March 31, 2001 was HK$0.8 million compared to a profit of HK$ 12.37 million for the fiscal year ended March 31, 2000, a decline in profitability of 106.47%.

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

         Cost of home sales for the fiscal year ended March 31, 2000 decreased approximately 34.51% to HK$ 140.79 million from HK$ 214.99 million for the fiscal year ended March 31, 1999. This decrease is due primarily to the related decrease in home sales revenues. The cost of home sales as a percentage of home sales for the fiscal year ended March 31, 2000 increased to 80.88% from 79.65% for the fiscal year ended March 31, 1999. This increase in cost of home sales as a percentage of home sales is due primarily to increased construction costs caused by unforeseen ground conditions. As of March 31, 2000 and 1999, for homes under construction, the amount of revenue recognized, costs incurred and estimated costs to completion are as follows:

                                                            March 31,
                                               ------------------------------------
                                                      2000                1999
                                                      ----                ----
                                               (In HK$ millions)  (In HK$ millions)
Revenue recognized .....................          HK$ 174.07          HK$ 269.92

Cost incurred ..........................          HK$ 140.79          HK$ 214.99

Estimated costs to completion ..........          HK$   0.00          HK$  6.98


         Our SMG&A expenses for the fiscal year ended March 31, 2000 increased approximately 44.54% to HK$ 21.58 million from HK$ 14.93 million for the fiscal year ended March 31, 1999. This increase is primarily a result of the sale of a greater number of homes marketed to buyers in the fiscal year 2000 compared to fiscal 1999. The significant components of our SMG&A expenses during these periods were (a) wages and employee benefits, which represented approximately 12.15% and 11.25% of our total SMG&A expenses in the fiscal year ended March 31, 2000 and 1999, respectively, (b) travel and entertainment expenses related to increasing our market exposure and establishing and enhancing relationships with third parties such as contractors, design firms and public relations, which represented approximately 14.51% and 26.44% of our total SMG&A expenses in the fiscal year ended March 31, 2000 and 1999, respectively, and (c) advertising expenses, which represented approximately 12.34% and 18.88% of our total SMG&A expenses in the fiscal year ended March 31, 2000 and 1999, respectively. Overall, SMG&A expenses as a percentage of total revenues increased to 12.35% in the fiscal year ended March 31, 2000 from 5.51% in the fiscal year ended March 31, 1999, due primarily to decreased revenues recorded in fiscal 2000, combined with required expenses associated with the delivery of a larger number of homes in fiscal 2000 and expenses related to consulting services.

         Income before income taxes and minority interest for the fiscal year ended March 31, 2000 decreased 69.77% to HK$ 12.37 million from HK$ 40.92 million for the fiscal year ended March 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

General

         Our financing needs depend upon our construction volume, cost of sales and land activities in regard to future developments. Prior to our IPO in March 2000, our most significant sources of funds were loans from our principal shareholder, Far East Consortium, of which HK$ 74 million was converted to Common Shares in April 1999. Additionally, at March 31, 2000 and March 31, 2001, we had outstanding homebuilding borrowings of approximately HK$ 64.49 million and HK$ 75.47 million, respectively. We believe that funds generated from operations and expected borrowing availability under existing and future bank credit facilities will be sufficient to fund our working capital requirements during fiscal 2002. At March 31, 2001 we had the following loans outstanding:

                                      AMOUNT OUTSTANDING     ANNUAL INTEREST
            LENDER                        HK$ (MILLIONS)             RATE           MATURITY DATES
---------------------------------     ------------------     ---------------      ------------------
  Industrial & Commercial                   11.68                   6.372%               April 2001
    Bank of China
  Bank of Communication                      1.19                   6.138%                 May 2001
  China Merchants Bank                       4.60                   6.340%                July 2001
  Industrial & Commercial Bank of           18.40                   6.435%              August 2001
    China
  Bank of Shanghai                           4.60                   6.435%             October 2001
  Agricultural Bank of China                19.05                   6.435%            November 2001
  Bank of Communication                     10.07                   6.435%             January 2002
  Po Sang Bank                               5.88                  10.500%                July 2002

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

DEBT SERVICE

         Scheduled and estimated maturities of our borrowings after the recent extension of maturity dates of our credit facilities are approximately HK$ 15.95 million during fiscal 2002. We believe that we will fund the maturities of debt and required expenditures relating to our developments primarily with cash flow from operations and existing credit lines, new or renewed credit lines or term loans or through the sale of equity or debt. For further information, see note 8 to our consolidated financial statements included elsewhere in this Annual Report.

CASH FLOWS

         We experienced a decrease in cash flows during fiscal 2001 of HK$ 70.4 million from fiscal 2000 primarily due to more cash used for operating activities and less cash provided by financing activities. The decrease was partially offset by less cash used in investing activities. Cash flows required by operating activities increased by HK$ 93.14 million in fiscal 2001 from fiscal 2000 primarily due to repayment of advances to related parties. Cash flows required by investing activities decreased by HK$ 68.04 million in fiscal 2001 from fiscal 2000, primarily due to the decrease in advances made to related parties. Cash flows from financing activities decreased by HK$ 105.99 million in fiscal 2001 from fiscal 2000, primarily due to our initial public offering in 2000.

         We experienced an increase in cash flows during fiscal 2000 of HK$
60.64 million from fiscal 1999 due primarily to more cash provided by financing activities. The increase was partially offset by more cash used in operating activities and used in investing activities. Cash flows required by operating activities increased by HK$ 7.28 million in fiscal 2000. Cash flows required by investing activities increased by HK$ 64.33 million in fiscal 2000 from fiscal 1999, due primarily to higher advances to related parties. Cash flows from financing activities increased by HK$ 130.06 million in fiscal 2000 from fiscal 1999, due primarily to our initial public offering.

INTEREST RATES

         Our business is sensitive to fluctuations in interest rates. Overall housing demand is adversely affected by increases in interest rates. If mortgage interest rates increase significantly, this may negatively impact the ability of a home buyer to secure adequate financing. Higher interest rates may adversely affect our revenues, gross margins and net income. According to the State Statistical Bureau, Monthly Bulletin of Statistics -- China, Beijing, as of March 31, 1997, 1998, 1999, 2000, China's interbank interest rate was 11.58%, 10.50%, 9.00% and 1.98%, respectively.

INFLATION

         We believe that we, as well as the homebuilding industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, higher mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. Inflation also increases interest costs and costs of labor and materials. We attempt to pass through any increases in costs through increased home selling prices and, to date, inflation has not had a material impact on our operating results. However, there is no assurance that inflation will not have a material adverse impact on our business in the future. According to the State Statistical Bureau, Monthly Bulletin of Statistics -- China, Beijing, as of March 31, 1997, 1998, 1999, and 2000, China's inflation rate was 4.00%, 0.70%, -1.80%, and -.2%, respectively.

RECENT TRENDS

         Home sales in the first half of fiscal 2002 are expected to be approximately the same level as the prior year levels. Although several new housing development projects competitive with California Gardens have been developed, due to a continued strength in demand among the local Chinese to move to better housing commensurate with their growing economic stature, we believe that the Chinese housing market will continue to show strength in line with the generally strong economy in China. We expect that home sales in California Gardens in the fiscal 2002 will either stay at the same levels of second half of fiscal 2001 or will show an upward trend.

         In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001. This statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The statement requires that goodwill and certain other intangibles with an indefinite life, as defined in the standard, no longer be amortized. However, goodwill and such intangibles would have to be assessed each year to determine whether an impairment loss has occurred. Any impairment recognized upon adoption would be recorded as a change in accounting principle. Future impairments would be recorded in income from continuing operations. The statement provides specific guidance for testing goodwill for impairment. The Company has not yet determined the impact that SFAS No. 142 will have on its financial position or results of operations.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

         The following table presents information with respect to our directors at October 1, 2001.

         NAME                      AGE        POSITION
         ----                      ---        --------
Trevor John Bedford                66         Director/Chairman of the Board
Charles H. Stein                   72         Director
Jay M. Haft                        65         Director
Denny Chi Hing Chan                38         Director
Margaret Chiu                      43         Director
David Chiu                         47         Director

         All of the members of our board of directors serve for a period ending at each annual meeting of shareholders.

EXECUTIVE OFFICERS

         The following sets forth the names, ages and positions of each of our executive officers:

         NAME                  AGE         POSITION
         ----                  ---         --------
Ton Voon Lim                   50          Chief Executive Officer
Denny Chi Hing Chan            38          Treasurer
Mark L. Kallan                 55          Senior Vice President - Investor Relations
Peggy Pui Ki Ng                38          Senior Vice President - Marketing and Sales
Gerald M. Breslauer            64          Vice President - Investor Relations and Secretary
Henry Chen                     48          Vice President - Property Advertising
Gao Yang Zhi                   40          Vice President - Engineering

         Our executive officers are appointed by and serve at the discretion of our board of directors.

BIOGRAPHICAL INFORMATION

         TREVOR JOHN BEDFORD has served as a director of the Company since January 2000 and Chairman of the Board since December 2000. He is currently the Governor of the Royal Grammar School, High Wycombe in the United Kingdom. Mr. Bedford also currently serves as Chairman and/or director of eight companies located in the United Kingdom, Europe, the United States, Malaysia and Australia. These companies include Leisure Development Holdings S.A., Royal Oak Hotel, Winsford, Industrial Development Holdings Ltd., Aviata Resources Inc., Far East Consortium, Northrock Group of Companies, Fortune Oil (OTC bb Foreign), and Hanson Green. Mr. Bedford is the former Chairman and Chief Executive Officer of the Hong Kong Land Group which was the second largest public company in Hong Kong and the largest property group in the world. Mr. Bedford also served as a member of the board of directors of the Hong Kong bank, Hong Kong Electric Holdings and the Hong Kong Telephone Company. He also served as the Commandant of the Royal Hong Kong Auxiliary Police Force, an honorary appointment by the Governor of Hong Kong. Mr. Bedford was also made a member of the British Empire in 1972. Mr. Bedford was educated in India from 1939-1946 and later at the Colchester Royal Grammar School.

         CHARLES H. STEIN has served as Chairman of the Board of directors since July 1999. During 2001, Mr. Stein stepped down as Chairman of the Board but continues to serve as one of our directors. From January 1996 until November 1999, Mr. Stein served as Chairman of CCA Companies Inc. (Nasdaq National Market). From June 1990 until December 1996, Mr. Stein was a private investor and consultant. From 1994 until June 1996, Mr. Stein served as Special Trade Representative to Europe for the state of Florida. From 1984 to 1989, Mr. Stein was the President and Chief Executive Officer of Nighthawk Resources, an oil, natural gas and gold mining company listed on the Vancouver Stock Exchange. Mr. Stein was Chairman and CEO of Hardwicke Companies Inc., which employed several thousand people worldwide, and which built, developed, or operated more than 50 restaurants (Tavern on the Green, Maxwell's Plum and others), health spas, theme parks in North America, Europe and Asia (including Great Adventure in New Jersey), and duty-free shops from 1970 to 1984. Mr. Stein served as President and Chief Executive Officer of Kitchens of Sara Lee, the world's largest bakery from 1962 to

1967. He was also a director, Member of the Executive Committee, and a Vice President of Consolidated Foods, the parent company of Sara Lee, and one of the top 30 companies of the Fortune 500 from 1962 to 1967. Mr. Stein has also served as director or advisor to a wide range of American and International public companies including: General Host Corporation (NYSE), Ward Foods (NYSE), Consolidated Foods Corporation (NYSE), Goldfleld Corp. (AMEX), Tokyu Corporation, Land Development Division (Tokyo Stock Exchange) and Watney Mann, Ltd. (London Stock Exchange), a British-based brewer and hotel company. He was also president of Benihana of Tokyo, an international restaurant chain from 1973 to 1978. Originally, Mr. Stein pioneered the concept of fresh orange juice in milk-type cartons when he developed unique and innovative packaging and presentation of other chilled and frozen citrus products. He started his business in Florida and then sold it to Kraft Foods. Subsequently, he served for nine years as a division manager with several thousand employees, and was one of five senior executives reporting to the CEO of Kraft from 1953 to 1962. Mr. Stein has served as a Governor of the American Bakers Association, a member of the Grocery Manufacturers Association, and a past member of the Young Presidents' Organization (Y.P.O.).

         JAY M. HAFT has served as a director of the Company since August 1999. He has served as a Managing General Partner of Gen Am "1" Venture fund, an international venture capital fund since 1998. He has served as Chairman of the Board of NCT Group, Inc, and as Vice-Chairman of Decap Group, Inc. Mr. Haft has been of counsel to Parker Duryee Rosoff & Haft, in New York since 1994. He was previously a senior corporate partner of that firm from 1989 to 1994, and before that, a founding partner of Wofsey, Certilman, Haft, et al. from 1966 to 1989. He is a strategic consultant for growth stage companies. He is active in international corporate finance, mergers and acquisitions, as well as in the representation of emerging growth companies. He has actively participated in strategic planning for many high-tech companies, leading medical technology companies and technical product service and marketing companies. Mr. Haft is also a director of numerous public and private corporations, including Robotic Vision Systems, Inc. (Nasdaq National Market), NCT Group, Inc. (OTC), Thrift Management, Inc. (OTC), Oryx Technologies, Corp. (Nasdaq Small Cap), Encore Medical Corporation (Nasdaq National Market), PC Service Source, Inc. (Nasdaq National Market), and Dusa Pharmaceuticals Inc. (Nasdaq National Market). He is a graduate of Yale College and Yale Law School. He is currently treasurer of the Miami City Ballet, a trustee of Florida International University and a former member of the Florida State Commission for Government Accountability to the People.

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

         DAVID CHIU has served as a director of the Company since July 2001. Mr. Chiu also serves as deputy chairman of Far East Consortium, director of Far East Technology International Limited and non-executive director of Far East Hotels and Entertainment Limited. Mr. Chiu is also the vice-chairman and substantial shareholder of Malaysia Land Holdings Berhad, Malaysia and chairman of both Mori Denko Mfg. Co. Ltd and Tokai Kanko Ltd., both of which are listed on the Tokyo stock exchange. Mr. Chiu is a member of the Guangxi Chinese People's Political and Consultative Conference in China and honorary chairman of the Food, Biscuit and Beverage Association in Hong Kong. In July 1997, Mr. Chiu was conferred an honorary award with the title "Dato" by the King of Malaysia. Mr. Chiu received a double degree of Bachelor of Science in Business Administration and Economics from Sophia University, Japan. Mr. Chiu is the brother of one of our directors, Margaret Chiu.

         DENNY CHI HING CHAN has served as a director of the Company since July 1999. He has served as the Group Chief Accountant for Far East Consortium since October 1990. He is responsible for the Group's financial and accounting functions. He has extensive experience in accounting and auditing of Hong Kong listed companies.

         TON VOON LIM has served as Chief Executive Officer of the Company since June 2001. Mr. Lim has also served as General Manager of Shanghai Ching Chu since June 2001. From August 1993 until June 2001, Mr. Lim was executive director of numerous subsidiary companies of Kemayan Corporation Berhad, a publicly-listed company in Malaysia. Mr. Lim was then responsible for the development and construction of large residential projects, condominium and commercial buildings such as hotels and shopping malls. Mr. Lim is a registered professional civil engineer in Malaysia and a chartered engineer in the United Kingdom.

         MARK L. KALLAN has served as Senior Vice-President - Investor Relations of the Company since August 1999. He served as Senior Vice President of CCA Companies Incorporated (Nasdaq National Market) from 1996 to 1998 and was previously Chairman and Chief Executive Officer of Helbros Watches Inc., from 1982 to 1992, a major American wristwatch manufacturer and distributor. Mr. Kallan was a self employed marketing consultant between September 1994 and January 1996. During 1996, Mr. Kallan served as a director of CCA Companies Incorporated. Before that, Mr. Kallan held Senior Account Management positions at several of America's leading advertising agencies, including divisions of William Esty, Young & Rubicam, and N.W. Ayer from 1972 to 1984. Mr. Kallan served as Executive Vice President of Professional Technical Symposia, Inc., and Project Marketing Corporation, an American marketing consulting organization from 1969 to 1972. He has served as consultant and advisor to emerging companies in the United States, United Kingdom, and Europe. He was responsible for a wide variety of advertising accounts which included American Telephone & Telegraph (AT&T), MGM, Polydor, Philips, and JVC, as well as a variety of consumer and specialty products, hotels and convention centers, and travel trade publications.

         PEGGY PUI KI NG has served as Senior Vice-President - Marketing and Sales of the Company since March 2001. Prior to this appointment, Ms. Ng was a senior manager for Far East Consortium. Ms. Ng has been involved in management and operations of amusement parks and residential properties for the past 10 years. From 1983 to 1997, Ms. Ng was responsible for operations of Sung Dynasty Village, a tourist attraction in Hong Kong.

         GERALD M. BRESLAUER has served as Vice President - Investor Relations since April 2000 and as our Company Secretary since December 2000. From January 1998 until March 2000, Mr. Breslauer was District Manager of Health Watch Corporation (OTC). From August 1996 until December 1998 he was Vice President and Secretary of CCA Companies Incorporated (Nasdaq National Market). From 1991 until 1996 Mr. Breslauer was a financial advisor with the Equitable Assurance Company. From 1988 to 1991 he was President of Sterling Financial, Inc., a financial consulting company. Mr. Breslauer was Executive Vice President of Mayfair Affiliates, Ltd. a developer, manufacturer and marketer of innovative new products for the consumer, from 1985 until 1988. From 1969 until 1984 he was Executive Vice President and Secretary of Hardwicke Companies Incorporated (Nasdaq National Market), which built, developed, or operated more than 50 restaurants (Tavern on the Green, Maxwell's Plum, Samurai Japanese Steak Houses and others), health spas, theme parks in North America, Europe and Asia (including Great Adventure in New Jersey), and duty free shops. Mr. Breslauer is an attorney, and graduated from New York University and Brooklyn Law School.

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

         Audit Committee. On June 13, 2000, our board of directors adopted the New China Homes, Ltd. Audit Committee Charter. The board of directors adopted this plan pursuant to the Nasdaq National Market listing rules requiring each listed company to adopt a formal audit committee charter specifying the scope of a company's audit committee and the means by which its members are to carry out its responsibilities. Pursuant to the New China Homes Ltd. Audit Committee Charter, our audit committee has the following purpose and responsibilities:

-        review the Company's auditing, accounting and financial processes;

- monitor the Company's internal controls regarding accounting, finance, legal compliance, and ethics;

- review and evaluate the Company's outside auditors and internal auditing function;

- reviewing with management and the independent public accountants the Company's financial statements and exercising general oversight of our financial reporting process; and

- provide an open avenue of communication among the outside auditors, financial and senior management, the internal auditing function, and the board of directors.

     The members of our audit committee are Mr. Haft, Ms. Chiu and Mr. Bedford.

                  Compensation Committee. Our compensation committee has the following responsibilities:

-        establishing the salary rates of our officers and employees;

-        examining periodically our compensation structure; and

-        supervising our welfare and pension plans and compensation plans.

         The members of our Compensation Committee are Messrs. Stein, Haft, Chan and Ms. Chiu.

DIRECTOR COMPENSATION

         Each outside director is paid an annual fee of US$36,000 and reimbursed for travel expenses incurred for each board of director meeting attended.

         At March 31, 2001, our non-executive directors held an aggregate of 100,000 options, granted outside the Company's 1999 Stock Option and Restricted Stock Purchase Plan, or the Option Plan, in respect of our Common Shares at an average exercise price of US$ 7.50 per share.

         No options were granted during fiscal 2001.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         We have obtained directors' and officers' liability insurance on behalf of our directors and officers who are residents of the United States.

EXECUTIVE COMPENSATION

         The aggregate amount of compensation paid by us to all our executive officers was HK$ 2.64 million, or US$ 339,000, for the fiscal year ended March 31, 2001.

EMPLOYMENT AGREEMENTS

         None of our officers or directors is under employment agreement.

MANAGEMENT SERVICE AGREEMENTS

         Since 1998, Messrs. Stein, Haft and Kallan and Silver Pacific have been serving us as strategic advisors. On April 2, 1999, we formalized these relationships by entering into three-year management service agreements with Messrs. Stein, Haft and Kallan and Silver Pacific. Under these agreements, Messrs. Stein, Haft and Kallan and Silver Pacific have agreed to provide advice and assistance concerning our business strategy and corporate activities. Among the services that these advisors will provide are the following:

- developing and evaluating potential acquisitions and other business opportunities;

- providing financial, marketing and business advice on particular land development and home building projects;

- working with our management to monitor our financial affairs and initiating and maintaining relationships with potential financing sources including commercial banks and investment banking firms;

- providing advice in all areas involving the execution of our business plan; and

- coordinating our relationships with our accountants, attorneys and other professionals.

         In anticipation of the continued relationship that we will have with Messrs. Stein, Haft and Kallan, on April 2, 1999 we paid US$ 175,000 to Mr. Stein, US$ 200,000 to Mr. Haft, US$ 75,000 to Mr. Kallan and US$ 400,000 to Silver Pacific. These payments were used to purchase an aggregate of 850 of our Common Shares at US$ 1,000 per share. As a result of the 999-for-one stock split effected in August 1999, Mr. Stein received an additional 174,825 Common Shares, Mr. Haft received an additional 199,800 Common Shares, Mr. Kallan received an additional 74,925 Common Shares and Silver Pacific received an additional 399,600 Common Shares. Messrs. Stein, Haft and Kallan and Silver Pacific, as well as our other pre-initial public offering shareholder, have agreed with us that 25% of their Common Shares will be cancelled if our net income is less than US$ 10 million in the one-year period commencing on the first day of the month following the effective date of the Company's IPO, March 8, 2000, and 25% of their Common Shares will be canceled if our net income is less than US$ 20 million in the following one-year period. Because we incurred a net loss as of March 31, 2001, the first year following our IPO, 25% of Messrs. Stein, Haft and Kallan, Silver Pacific and Far East Consortium, amounting to 2.6 million Common Shares, were cancelled as of April 1, 2001.

1999 STOCK OPTION PLAN

         On August 10, 1999, our board of directors and shareholders adopted the Option Plan. As of September 30, 2001, the Company has authorized for granting 600,000 options to purchase our Common Shares under the Option Plan. The purpose of the Option Plan is to attract and retain qualified personnel, to provide additional incentives to our employees, officers and advisors and to promote the success of our business. The Option Plan is administered by the Compensation Committee of the board of directors. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

         Each option granted under the Option Plan has a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with New China Homes. Options granted under the Option Plan may be exercised only for fully vested Common Shares. The exercise price of incentive stock options and non-statutory stock option granted under the Option Plan must be at least 100% and 85% of the fair market value of the stock subject to the option on the date of grant, respectively (or 110% with respect to incentive stock options granted to holders of more than 10% of the voting power of the

Company's outstanding Common Shares). The board of directors or the Compensation Committee has the authority to determine the fair market value of the shares. The purchase price is payable immediately upon the exercise of the option. Such payment may be made in cash, in outstanding Common Shares held by the participant, through a promissory note payable in installments over a period of years or any combination of the foregoing. The maximum number of Common Shares subject to the Options granted to a single person shall not exceed 25% of the total number of Common Shares subject to the Options granted under the Option Plan. Each Option, other than a restricted stock award, shall not be transferable, otherwise than by will or the laws of descent and distribution. Each Option, other than a restricted stock award, during lifetime shall only be exercisable by the grantee. If a grantee of an Option, other than a restricted stock award, leaves the service of the Company or any of its subsidiaries for any reason other than for cause, death, or disability, the unexercised portion of the Option, other than a restricted stock award, may only be exercised within three months after the date on which the grantee ceased to be so employed, and only to the extent that the grantee could have otherwise exercised such Option, other than a restricted stock award, as of the date on which he ceased to be so employed. If a grantee of an Option, other than a restricted stock award, ceases to be an employee of the Company or any of its subsidiaries by reason of death, the unexercised portion of the Option may only be exercised within one year after the date of the grantee's death, and only to the extent that the grantee could have otherwise exercised the Option, other than a restricted stock award, at the time of his death. In such case, the Option, other than a restricted stock award, may be exercised by the executor or administrator or by any person or persons who shall have acquired the Option, other than a restricted stock award, from the grantee's estate. If a grantee of an Option, other than a restricted stock award, ceases to be an employee of the Company or any of its subsidiaries as a result of termination of employment for cause or if a grantee terminates his employment for any reason other than as a result of his death or disability, the unexercised portion of his Option, other than a restricted stock award, may only be exercised within one month after the date on which the grantee ceased to be so employed, and only to the extent that the grantee could have otherwise exercised such Option, other than a restricted stock award, as of the date which he ceased to be so employed. If a grantee of an Option, other than a restricted stock award, ceases to be an employee of the Company or any of its subsidiaries by reason of a disability, the unexercised portion of his Option, other than a restricted stock award, may only be exercised within one year after the date on which the grantee ceased to be so employed, and only to the extent that the grantee could have otherwise exercised such Option, other than a restricted stock award, as of the date which he ceased to be so employed.

         The Company's board of directors shall make adjustments to the number of Common Shares ,and the Option price per share, subject to the unexercised portion of any outstanding Option, to the nearest possible full share, held by the grantees in the case that the Company's outstanding Common Shares are increased, decreased or exchanged for a different number or kind of shares or other securities through a reorganization, merger or consolidation.

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

EMPLOYEES

         As of March 31, 2001, we had 83 full-time employees, including 29 employees in sales and marketing, 27 employees in engineering, estimating and construction management, 9 in finance and accounting and 18 in general administration. In addition, we employed two full-time employees in the United States to handle investor relations. As of March 31, 2000, we had 78 full-time employees, including 21 employees in sales and marketing, 25 employees in engineering, estimating and construction management, 10 in finance and accounting and 15 in general administration. In addition, we employed two full-time employees in the United States to handle investor relations. We have not experienced any labor-related work stoppages and we consider the relations with our employees to be good. We are not subject to any collective bargaining agreements.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of the date of this Annual Report, information which is known by us with respect to the ownership of Common Shares as to:

- all persons who are expected to be the beneficial owners of 5% or more of our outstanding Common Shares;

- each director and each person who has consented to be named as a director, or the Named Directors;

-        each Named Executive Officer; and

-        all executive officers and directors of New China Homes as a group.

         No beneficial owners of the Company own any shares of Far East Consortium. However, Deacon Te Ken Chiu and David Chiu, one of our directors and brother of one of our directors, Margaret Chiu, each own more than 10% of Far East Consortium.

         Unless otherwise indicated, each of the following persons may be deemed to have sole voting and dispositive power with respect to such shares. Information set forth in the table with respect to beneficial ownership of the Common Shares has been provided to New China Homes by such holders.


                                                               Amount and
                                                               Nature of
                                                               Beneficial         Percent of
                                                              Ownership of        Outstanding
                                                              Common Shares      Common Shares
                                                              -------------      --------------
Far East Consortium International Limited
16/F Far East Consortium Building,
121 Des Voeux Road, Central
Hong Kong ..............................................       7,162,500                70.9%
Charles H. Stein Trust
5345 Pine Tree Drive
Miami Beach, FL 33140 ..................................         131,250                1.30
Jay M. Haft
1001 Brickell Bay Avenue
9th Floor
Miami, FL 33131 ........................................         150,000                1.48
Mark L. Kallan
19999 Backnine Drive
Boca Raton, FL 33498 ...................................          56,250                0.56

All executive officers and directors a group (3 persons)         337,500                3.34%


---------
  * Beneficially owns less than 1% of the outstanding Common Shares.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


         We are aware of only one major shareholder, a shareholder owning in excess of 5% of our Common Shares, Far East Consortium. As of October 1, 2000, Far East Consortium owned 7,162,500 Common Shares or approximately 70.9% of the issued and outstanding Common Shares. As a result of its Common Share ownership, we consider Far East Consortium to be our controlling shareholder.

         As of October 1, 2001, we had 1513 shareholders of record and 2,750,000 of our Common Shares and 2,300,000 of our Warrants were held in the United States.

TRANSACTIONS INVOLVING OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS

         Messrs. Stein and Haft, who are directors, Mr. Kallan, who is an executive officer, and Silver Pacific, which is a principal shareholder of New China Homes, have been rendering management services to us since 1998. On April 2, 1999, Messrs. Stein, Haft and Kallan and Silver Pacific entered into management service agreements with us in which they agreed to continue to provide management services to us until April 2, 2002. See Item 6 Directors, Senior Management and Employees -- Management Service Agreements. Under these agreements, Messrs. Stein, Haft and Kallan and Silver Pacific were each required to use the cash received for services to purchase an aggregate total of 850 Common Shares at a price of US$1,000 per share, which shares were also issued on April 2, 1999,

         On April 2, 1999, the Company issued 9,549 Common Shares at US$ 1,000 per share to Far East Consortium, the Company's major shareholder, for cash in the amount of US$ 9,549,000, which amount was used to offset a debt payable to Far East Consortium, which amounted to US$ 9,795,997 as at March 31, 1999.

         Far East Consortium, our principal shareholder, has entered into a non-competition agreement with us under which it agreed not to compete with us in the residential property development business in China, excluding Hong Kong. In addition, prior to our IPO we were financed by advances from Far East Consortium. As of March 31, 1999, the aggregate amount of these advances was US$ 9,795,997. In April 1999, we issued 9,549 Common Shares to Far East Consortium in exchange for the reduction of US$ 9,549,000 of indebtedness. As of March 31, 2000, the aggregate amount of advances from Far East Consortium was reduced to US$ 2,000,000. As a result of a 999-for-one stock split effected in August

1999, we issued an additional 9,540,450 shares to Far East Consortium. See notes 1 and 9 to our audited consolidated financial statements.

         On March 30, 2001, the Company entered an agreement with Wonder China, a wholly-owned subsidiary of Far East Consortium, the Company's major shareholder, disposing of its 100% interest in Top Trend. Under the terms of this agreement, the Company will sell to Wonder China (a) the entire issued share capital of Top Trend and (b) a debt in the approximate amount of HK$18,414,717 advanced as a shareholder loan by the Company to Top Trend, in exchange for (y) HK$1,280,000 in cash paid as of March 30, 2001 and (z) a HK$126,720,000 promissory note of Wonder China. The HK$ 126,720,000 Promissory Note was due originally on September 30, 2001. Due to a recent change in Chinese law, however, a warranty contained in the agreement regarding the commercial use of land held indirectly by Top Trend has yet to be fulfilled and the parties have therefore agreed to extend the due date of the Promissory Note by six months to March 31, 2002. The parties have also delayed completion of the transaction until March 31, 2002.

         In addition, the Company has a number of amounts due and from related companies representing unsecured advances which are interest free and repayable on demand. For more information, see note 9 to our audited consolidated financial statements found elsewhere in this Annual Report.

         ITEM 8.           FINANCIAL INFORMATION.

FINANCIAL STATEMENTS

         See Item 18 -- Financial Statements for our audited consolidated financial statements filed as part of this Annual Report.

LEGAL PROCEEDINGS

         In July 2001, Shanghai Chingchu was sued by a contractor working for us to develop Phase III of the California Gardens project. The contractor alleges that the Shanghai Chingchu owes it RMB 15,063,068 for contracting work performed for Phase III. Shanghai Chingchu has counter-sued the contractor in connection with the contractor's poor work quality, road and sewer pipe work, which failed to comply with certain specifications and delays in work. Both the contractor's suit and Shanghai Chingchu's counter-suit are pending in a Chinese court, which is expected to be heard by the end of calendar year 2001, at the earliest. Pending a decision, the Chinese court has ordered that certain assets be frozen, including 43 units in the California Gardens project as well as approximately RMB 1.79 million in cash.

         Other than as disclosed here, we are not a party to any material legal proceedings, nor are there any material legal proceedings pending with respect to any of our properties. We also are not aware of any legal proceedings contemplated by any governmental authorities involving either us or our property. None of our directors, officers or affiliates is an adverse party in any legal proceedings involving New China Homes or its subsidiaries, or has an interest in any such proceeding which is adverse to New China Homes or its subsidiaries.

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


ITEM 9            THE OFFER AND LISTING

         Our Common Shares and our Warrants are listed on Nasdaq Small Cap under the symbols NEWC and NEWCW, respectively. Trading in our Common Shares and Warrants commenced on the Nasdaq National Market on March 10, 2000 and moved to the Nasdaq Small Cap in August 2001.

         For the fiscal year ended March 31, 2001, the high and low price of our Common Shares on the Nasdaq National Market has ranged from US $8.75 to US$
1.00. For the fiscal year ended March 31, 2000, the high and low price of our Warrants on the Nasdaq National Market has ranged from US$3.75 to US$ 0.125.

         The following table sets forth, for the quarter indicated, the high and low sales prices of our Common Shares and our Warrants on the Nasdaq National Market and the Nasdaq Small Cap Market as of August 2001.

                                                           SALES PRICE
                                        ---------------------------------------------------
                                            COMMON SHARES                   WARRANTS
                                        --------------------         ----------------------
                                        HIGH            LOW           HIGH            LOW
                                        ----           -----         ------          ------
Q1 2001 (Apr May June 2000)              8.75           3.00           3.75          0.625
Q2 2001 (July Aug Sept 2000)            5.313          2.188           1.75           0.75
Q3 2001 (Oct Nov Dec 2000)              2.438           1.00          0.906          0.125
Q4 2001 (Jan Feb Mar 2001)              2.375          1.125          0.844          0.313
Q1 2002 (Apr, May June 2001             1.813           1.03           0.49           0.23
Q2 2002 (July, Aug, Sept 2001)           1.69           0.73           0.47           0.11

         The following table sets forth, for the month indicated, the high and low sales prices of our Common Shares and our Warrants on the Nasdaq National Market and the Nasdaq Small Cap Market as of August 2001.

                                      SALES PRICE
                    ---------------------------------------------------
                         COMMON SHARES                   WARRANTS
                    ----------------------        ---------------------
                     HIGH            LOW           HIGH           LOW
                    -------         ------        ------          ----
April 2001           1.813           1.03          0.49           0.23
May 2001              1.49           1.04          0.36           0.23
June 2001             1.57           1.12          0.38           0.26
July 2001             1.69           1.18          0.47           0.20
August 2001           1.45           0.99          0.37           0.19
Sept 2001             1.16           0.73         0.275           0.11

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

         CHANGE IN THE RIGHTS OF SHAREHOLDERS

         The rights attached to any class, unless otherwise provided by the terms of issue of the shares of that class, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.

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

         LIMITATIONS ON TRANSFER OF SHARES

         There are no provisions in our Memorandum or Articles of Association, that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving. Please see Risk Factors - Our Board of Directors has the authority to issued preferred shares having rights and preferences which are more favorable than our Common Shares.

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

     The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

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

         Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

-        the statutory provisions as to majority vote have been complied with;

- the shareholders have been fairly represented at the meeting in question;

-        the arrangement is such as a businessman would reasonably approve; and

- the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law (2000 Revision).

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

         Shareholders' Suits. Our Cayman Island's counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, the Company itself will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

-        a company is acting or proposing to act illegally or ultra vires;

- the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote;

- the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

-        those who control the company are perpetrating a fraud on the minority.

         Issues Requiring Ordinary Resolutions. The following actions in respect of exempted companies incorporated under the Companies Law are required by the Companies Law to be passed by ordinary resolution, simple majority:

- the alteration of conditions of the memorandum of association in respect of share capital (Section 13(1));

-        the power of a company to issue shares at a discount (Section
         35(1)(a));

- if the Articles of Association do not authorize the manner of purchase, the manner of purchase on redemption or repurchase of shares (Section 37(d));

-        power to direct where an inspector's report be sent (Section 66(3));

-        to wind up the company voluntarily under the Companies Law (Section
         132);

- appointment of liquidator of voluntary winding up and sanctioning of the continuance of powers of directors following the appointment of a liquidator (Section 136);

- disposal of company books, accounts and documents on a voluntary winding up (Section 158); and

-        registration of a company by continuation (Section 220(2)).

         Issues for which Cayman Islands law requires approval by a super majority of votes by Shareholders. The following actions in respect of exempted companies incorporated under the Companies Law are required by the Companies Law to be passed by special resolution, as such phrase is defined in the Law and varied by the articles of association of each such company:

-        the alteration of the memorandum of association (Section 10);

-        the reduction of share capital (Section 14);

-        the alteration or addition to the articles of association (Section 24);

-        the changing of the name of the company (Section 31);

-        the adoption and effect of Articles of Association (Section 25(2));

- the appointment, pursuant to the provisions of Sections 64 to 68, of an inspector to examine the affairs of the company (Section 67);

-        requiring the court to wind up the company under the Law (Section 94);

-        to wind the company up voluntarily under the Law (Section 132(b));

- to, inter alia, delegate to creditors the power to appoint a liquidator in a voluntary winding up, filling any vacancy among liquidators and entry into arrangements in respect of a liquidator's powers in a voluntary winding up (Section 138);

- to sanction arrangements between a company being voluntarily wound up and its creditors (Section 139);

- the sanctioning of any general scheme of liquidation proposed by a liquidator (Section 163);

-        the sanctioning of any compromise proposed by a liquidator (Section
         164);

- the sanctioning of certain other matters proposed by a liquidator of the Law (Section 165); and

- the making of amendments to Memorandum and Articles of Association upon registration by way of continuation (Section 222).

         With respect to the super majority percentage under Cayman Islands law for the purposes of passing special resolutions, Section 60 of the Companies Law provides that a resolution is a special resolution when:

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

         In relation to whether there are matters which require approval by a majority of shareholders in excess of two thirds, Section 86(2) of the Companies Law requires that where a members meeting has been convened by the court to approve a court sanctioned compromise or arrangement between a company and its members, or of a class of member, as the case may be, a majority in number of the members representing seventy-five percent in value of the members, or of a class of member, as the case may be, must approve such compromise or arrangement. Additionally Section 88(1) of the Law requires that in certain circumstances the power to acquire shares of dissentient shareholders may be given where approved by the holders of not less than ninety percent in value of the shares affected.

         Indemnification. Cayman Islands law does not, other than as set forth hereafter, limit the extent to which a company's organizational documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our organizational documents provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

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

EXCHANGE CONTROLS

         China's government imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the PBOC publishes a daily exchange rate for Renminbi, or the PBOC Exchange Rate, based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

         Pursuant to the Foreign Exchange Control Regulations issued by the State Council on April 1, 1996 and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

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

         Currently, foreign investment enterprises are required to apply to SAFE for foreign exchange registration certificates for foreign investment enterprises. With such foreign exchange registration certificates, which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis, or with the foreign exchange sales notices from the SAFE, which are obtained on a transaction-by-transaction basis, FIEs may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

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

         Foreign investment enterprises which have their head offices in China are regarded as Chinese residents for income tax purposes and all income from sources both within and outside China is subject to income tax in China. This tax is levied on net income and operating costs and expenses may be deducted in the calculation of the taxable income. Moreover, foreign investment enterprises may, when paying tax on their consolidated income, deduct from the tax payable the income tax that they have paid outside China on income derived from sources outside China subject to limitations imposed by the relevant tax law. Foreign investment enterprises, including enterprises involved in property development in China, are therefore generally required to pay income tax at a flat rate of 30% plus a local income tax rate of 3%, on their taxable income. However, foreign investment enterprises established and carrying on the business of property development in Special Economic Zones of China, or SEZs, are entitled to be taxed at a reduced rate of 15% on income derived from property development within the SEZs. We currently have no income other than from sources in China.

         The profits or dividends received by us from a foreign investment enterprise are free from income tax in our hands, since profits of foreign investment enterprises remitted from China enjoy total exemption from income tax. We currently have no income from any foreign investment enterprises.

         Chinese-sourced income directly received by foreign companies which do not have a legal establishment in China, including gains from the transfer of property, is subject to an income tax of 20% which is collected on a withholding basis. Gains derived from the transfer of property, such as building structures, attached facilities and land use rights located in China are deemed to be Chinese-sourced income. The 20% withholding tax" is reduced to 10% if the income is received from sources in the SEZs, the Economic and Technological Development Zones or the Old Districts in the 14 Coastal Port Cities. However, as a property developer established in China, we are not subject to this withholding tax.

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

                  Registration Fees

         There are several registration procedures a house buyer has to go through to complete the home buying process. Each involves a small fee payable by the home buyer, including a stamp duty of 0.05% of the purchasing price, a transfer fee of 0.5% of the house price and a deed tax of 3% of the purchasing price. On July 22, 1999, the deed tax was reduced to 1.5% of the purchase price. Paying these fees secure the proper registration of the real estate title to the purchaser and thus is borne entirely by the home buyers and has no effect on us.

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

UNITED STATES FEDERAL INCOME TAXATION

         The following discussion addresses the material United States federal income tax consequences of the ownership of Common Shares held as a capital asset by a "U.S. Investor." A "U.S. Investor" means a person who is any of the following:

-        a citizen or resident of the United States;

- a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source;

- a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons; or

-        a trust that had a valid election in effect under applicable U.S.
         Treasury regulations to be treated as a U.S. person.

         The summary does not address the United States federal income tax treatment of the following types of investors:

-        life insurance companies;

-        tax-exempt investors;

-        banks;

-        broker-dealers;

-        U.S. investors who own or that hold 10% or more of our voting shares;

- investors who hold our Common Shares as part of straddles, hedging, integrated or conversion transaction; and

-        persons whose "functional currency" is not the U.S. dollar.

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

         Passive Foreign Investment Company Status. We may be a passive foreign investment company, or a PFIC, for our 2000 taxable year or for future taxable years. We will be classified as a PFIC if, after the application of "look through" rules, either (1) 75% or more of the gross income of the Company in a taxable year is passive income, or (2) the average percentage of assets by value of the Company in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The determination of whether or not we are a PFIC will be made annually based upon the composition of our income and assets, including goodwill, from time to time. In calculating goodwill, we will value our total assets based on our total market value determined using the then share trading price of our Common Shares and will make a number of assumptions regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the price of our shares, it is subject to change. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may result in us being classified as PFIC. In addition, the composition of our income and assets will be affected by the extent to which we spend the cash we have raised (which is a passive asset for purposes of the PFIC asset test discussed above) on acquisitions and capital expenditures. We intend, however, to conduct our business activities in an effort to reduce the risk of our classification as a PFIC.

         Because the PFIC determination is made at the end of each taxable year, we cannot determine in advance whether we will be considered a PFIC for the 2001 taxable year or for any future taxable year. If we become a PFIC at any time, we will notify all U.S. Investors who have been at any time a record shareholder by mail within 60 days of the end of our taxable year ending March 31.

         Special U.S. tax rules apply to U.S. Investors of interest in a PFIC. Subject to the discussion of the mark-to-market election and Qualified Electing Fund election below, if we were a PFIC for any taxable year during which a U.S. Investor held Common Shares, such U.S. Investor would be subject to special tax rules regardless of whether the Common Shares continue to constitute stock in a PFIC with respect to:

- any "excess distribution" by us to the U.S. Investor, which means any distributions received by the U.S. Investor on the Common Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Investor in the three preceding taxable years, or the U.S. Investor's holding period for the Common Shares, if shorter; and

- any gain realized on the sale or other disposition, including a pledge, of Common Shares.

Under these special tax rules:

- the excess distribution or gain would be allocated ratably over the U.S. Investor's holding period for the Common Shares;

- the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be treated as ordinary income;

- the amount allocated to each of the other years would be taxed as ordinary income at the highest tax rate in effect for that year; and

- the interest charge applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each prior year in which the Company was a PFIC to recover the deemed benefit from the deferred payment of the tax attributable to each year.

         If the Company is a PFIC in any year, a U.S. Investor would be required to make an annual return on Internal Revenue Service Form 8621 regarding distributions received with respect to the Common Shares and any gain realized on the disposition of the Common Shares.

         Under the Tax Legislation enacted in 1997, a U.S. Investor of a PFIC is allowed to make a mark-to-market election with respect to the stock of the PFIC, provided that such stock is "marketable" within the meaning of the Code. The Common Shares will be "marketable" as long as it remains listed on the Nasdaq National Market or Nasdaq Small Cap Market. If the election is made a U.S. Investor would be required to mark-to-market the stock each taxable year and recognize ordinary gain for any increase in market value for such taxable year and would be allowed to recognize an ordinary loss for any decrease in such market value to the extent of prior gain. The adjusted basis in the stock of the PFIC would be adjusted to reflect such gain or loss. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the Common Shares cease to be regularly traded on a designated exchange or the IRS consents to the revocation of the election.

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

         Information Reporting and Backup Withholding. Dividends paid in the United States may be subject to the information reporting requirements of the U.S. Internal Revenue Code of 1986, as amended, or the Code. Under existing regulations, such dividends are not subject to backup withholding. Under proposed regulations, however, such dividends are subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a U.S. Investor will be refunded or credited against such U.S. Investor's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

ENFORCEABILITY OF CIVIL LIABILITIES AND CERTAIN FOREIGN ISSUER CONSIDERATIONS

     We are a Cayman Islands company. We are incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands company:

         -        political and economic stability;

         -        an effective judicial system;

         -        a favorable tax system;

         -        the absence of exchange control or currency restrictions; and

         -        the availability of professional and support services.

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

         There are no treaties between China or the Cayman Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of China and the Cayman Islands may accept a foreign judgment as evidence of a debt due. An action may be commenced in China or the Cayman Islands for recovery of this debt. A Cayman Islands court will only accept a foreign judgment as evidence of a debt due, if:

         -        the judgment is for a settled amount in a civil matter;

         - the judgment is final and conclusive and has not been stayed or satisfied in full;

         - the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Cayman Islands court is unlikely to accept a judgment of an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained by the person in whose favor the judgment was given);

         - the judgment was not obtained by actual or constructive fraud or duress;

         - the foreign court has taken jurisdiction on grounds that are recognized by common law rules as to conflict of laws in the Cayman Islands;

         - the proceedings in which the judgment was obtained were not contrary to natural justice (i.e., the concept of fair adjudication);

         - the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Cayman Islands;

         - the person against whom the judgment is given is subject to the jurisdiction of the Cayman Islands courts; and

         - the judgment is not on a claim for contribution in respect of damages awarded by a judgment that does not satisfy the foregoing.

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

         We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we will be required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is March 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission in New York, New York and Chicago, Illinois. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The public may also view this Annual Report and our prospectus at the Commission's web site at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

         Our financial statements have been prepared in accordance with US GAAP.

         We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with US GAAP.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         See Item 5 Operating and Financial Review and Prospects - Interest Rates and Inflation Rates.

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

                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

         The following Use of Proceeds information relates to the registration statement on Form F-1 (File No. 333-10746), or the Registration Statement, for our initial public offering of 2,000,000 Common Shares and 2,000,000 Warrants. Our Registration Statement was declared effective by the Commission on March 8, 2000. Barron Chase Securities, Inc., our managing underwriter, exercised its over-allotment option in full, 300,000 Common Shares and 300,000 Warrants, on March 22, 2000.

         Each Warrant entitles the registered holder to purchase, at any time through March 8, 2005, one Common Share at a price of US$ 5.75 per share, subject to adjustment under certain circumstances.

         We received net proceeds of approximately US$ 10.61 million from our IPO, taking into account the managing underwriter's exercise of its over-allotment option as well as underwriting discounts of US$ 1.2 million, but not taking into account transaction expenses of approximately US$ 1.6 million.

         From the effective date of the Registration Statement to March 31, 2000, we did not use any of the proceeds from our initial public offering. Since March 31, 2000, we have used the approximately US$ 10.61 million net proceeds from our initial public offering to make past payments, to fund expenses for our California Gardens and development project, and for working capital.

ITEM 15. RESERVED

         Not Applicable.

ITEM 16. RESERVED

         Not Applicable

ITEM 17. FINANCIAL STATEMENTS

         Not Applicable

                                            PART III

ITEM 18. FINANCIAL STATEMENTS

         The following consolidated financial statements for New China Homes, Ltd. and its subsidiaries are included at the end of this Annual Report:

         Independent auditors' report..................................................................F-2
         Consolidated statements of operations for the years ended
            March 31, 1999, 2000 and 2001..............................................................F-3
         Consolidated balance sheets at March 31, 2000 and 2001........................................F-4
         Consolidated statements of cash flows for the years ended
            March 31, 1999, 2000 and 2001........................................................F-5 - F-6
         Consolidated statements of changes in stockholders' (deficit)
            equity for the years ended March 31, 1999, 2000 and 2001...................................F-7
         Notes to consolidated financial statements.............................................F-8 - F-28

ITEM 19. EXHIBITS

Exhibit 10.1 Sales and Purchase Agreement dated March 30, 2001 by and between New China Homes Limited and Wonder China Investments Limited in connection with the sale of Top Trend Developments Limited, with (i) letter extending completion date to March 31, 2002 and (ii) letter extending maturity date of promissory note to March 31, 2002.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                                NEW CHINA HOMES, LTD.

October 15, 2001                                /s/
                                                -------------------------------
                                                Name:  Ton Voon Lim
                                                Title: Chief Executive Officer

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS





Independent auditors' report ............................................................F-2

Consolidated statements of operations for the years ended
  March 31, 1999, 2000 and 2001..........................................................F-3

Consolidated balance sheets at March 31, 2000 and 2001...................................F-4

Consolidated statements of cash flows for the years ended
  March 31, 1999, 2000 and 2001.......................................................F-5 - F-6

Consolidated statements of changes in stockholders' equity
  for the years ended March 31, 1999, 2000 and 2001......................................F-7

Notes to consolidated financial statements...........................................F-8 - F-28

         INDEPENDENT AUDITORS' REPORT

         To the Board of Directors and Shareholders of New China Homes, Ltd.

         We have audited the accompanying consolidated balance sheets of New China Homes, Ltd. (the "Company") and subsidiaries as of March 31, 2000 and 2001, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years ended March 31, 2001, all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of New China Homes, Ltd. and subsidiaries as of March 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

         Our audits also comprehended the translation of Hong Kong dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.


         /s/

         Deloitte Touche Tohmatsu
         Hong Kong
         August 20, 2001 (October 12, 2001 as to note 19)

                              NEW CHINA HOMES, LTD.


                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                         Year ended March 31,
                                                            ------------------------------------------------------------------
                                                               1999              2000             2001                2001
                                                               ----              ----             ----                ----
                                                                HK$               HK$              HK$                 US$
                                                                                                                    (note 2)
Revenues:
  Home sales .........................................      269,918,839       174,073,893        167,845,159        21,518,610
  Interest income ....................................          305,006           271,363             23,446             3,006
  Other income .......................................          606,383           397,586          1,139,411           146,078
                                                            -----------       -----------       ------------       -----------

  Total revenues .....................................      270,830,228       174,742,842        169,008,016        21,667,694
                                                            -----------       -----------       ------------       -----------

Cost and expenses:
  Cost of home sales (includes interest
  capitalized and released upon sales of homes
  1999: HK$6,306,527; 2000: HK$2,684,925;
  2001: HK$3,840,479) ................................      214,988,618       140,794,776        137,486,290        17,626,447
  Selling, general and administrative expenses .......       14,926,084        21,575,462         32,322,282         4,143,883
                                                            -----------       -----------       ------------       -----------

  Total cost and expenses ............................      229,914,702       162,370,238        169,808,572        21,770,330
                                                            -----------       -----------       ------------       -----------

Income (loss) before minority interests and
  income taxes .......................................       40,915,526        12,372,604           (800,556)         (102,636)
Income taxes (note 3) ................................       15,773,365         7,508,689          5,712,188           732,332
                                                            -----------       -----------       ------------       -----------

Income (loss) before minority interests ..............       25,142,161         4,863,915         (6,512,744)         (834,968)
Minority interest ....................................          570,569           263,568            202,750            25,994
                                                            -----------       -----------       ------------       -----------

Net income (loss) ....................................       24,571,592         4,600,347         (6,715,494)         (860,962)
                                                            ===========       ===========       ============       ===========


Earnings (loss) per share - basic ....................        24,571.59              0.44              (0.53)            (0.07)
                                                            ===========       ===========       ============       ===========

Earnings (loss) per share - diluted ..................        24,571.59              0.44              (0.53)            (0.07)
                                                            ===========       ===========       ============       ===========

Weighted average number of shares - basic ............            1,000        10,538,630         12,700,000        12,700,000

Effect of dilutive potential common shares:
  Warrants ...........................................               --            36,696                 --                --
  Stock options ......................................               --               141                 --                --
                                                            -----------       -----------       ------------       -----------

Weighted average number of shares - diluted ..........            1,000        10,575,467         12,700,000        12,700,000
                                                            ===========       ===========       ============       ===========


                 See notes to consolidated financial statements

                             NEW CHINA HOMES, LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                                       Year ended March 31,
                                                            ------------------------------------------------------------------
                                                               1999              2000              2001                2001
                                                               ----              ----              ----                ----
                                                                HK$               HK$               HK$                 US$
                                                                                                                      (note 2)
ASSETS


Cash and cash equivalents ............................       15,197,211        75,929,258          5,064,469           649,291
Restricted cash (notes 4 and 19) .....................        4,140,889        24,171,415          8,945,022         1,146,798
Trade and other accounts receivable ..................       23,454,080        12,693,542         40,978,692         5,253,678
Due from related parties (note 9) ....................        3,022,109        41,501,814          2,759,831           353,824
Other prepaid taxes (note 5) .........................        2,151,544         2,161,654          2,116,000           271,282
Advances to suppliers ................................          825,031                --                 --                --
Prepaid expenses and other assets ....................        2,340,207         2,999,795          6,028,141           772,839
Land and lots under development and
  completed homes (notes 6 and 19) ...................      133,561,687       170,666,748        203,248,529        26,057,504
Property, equipment and construction-in-progress,
  net (note 7) .......................................       35,959,160        52,435,353         71,999,076         9,230,651
Deferred consulting costs ............................               --         4,386,283          2,178,153           279,250
Deferred offering costs ..............................          848,789                --                 --                --
                                                            -----------       -----------       ------------       -----------

TOTAL ASSETS .........................................      221,500,707       386,945,862        343,317,913        44,015,117
                                                            ===========       ===========       ============       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY


LIABILITIES


Bank borrowings (note 8) .............................       35,004,677        64,492,889         75,474,353         9,676,199
Due to related parties (note 9) ......................       96,335,274        88,388,434         13,899,849         1,782,032
Customer deposits ....................................       16,770,925        11,319,854          2,315,445           296,852
Trade accounts payable and accrued expenses
  (note 10) ..........................................       34,693,436        16,702,209         50,004,010         6,410,771
Income taxes payable .................................       10,491,689        16,695,310         22,142,547         2,838,788
Deferred income taxes (note 3) .......................        3,850,052         5,265,675          5,063,341           649,146
                                                            -----------       -----------       ------------       -----------

TOTAL LIABILITIES ....................................      197,146,053       202,864,371        168,899,545        21,653,788
                                                            -----------       -----------       ------------       -----------

MINORITY INTERESTS ...................................        1,783,920         2,054,480          2,216,535           284,171
                                                            -----------       -----------       ------------       -----------

COMMITMENTS AND CONTINGENCIES (NOTE 12)


Stockholders' equity
Preferred shares US$1 par value, authorized
  5,000,000 shares and none issued and fully paid
  at March 31, 2000 and 2001 (note 11) ...............               --                --                 --                --
Common shares US$1 par value, authorized
  50,000,000 shares, issued and fully paid
  12,700,000 shares at March 31, 2000 and 2001 .......            7,750        98,425,000         98,425,000        12,618,590
Additional paid-in capital ...........................        1,647,000        57,697,964         57,697,964         7,397,175
Retained earnings ....................................       20,846,902        25,447,249         18,731,755         2,401,507
Cumulative translation adjustment ....................           69,082           456,798         (2,652,886)         (340,114)
                                                            -----------       -----------       ------------       -----------

Total stockholders' equity ...........................       22,570,734       182,027,011        172,201,833        22,077,158
                                                            -----------       -----------       ------------       -----------

LIABILITIES AND STOCKHOLDERS' EQUITY .................      221,500,707       386,945,862        343,317,913        44,015,117
                                                            ===========       ===========       ============       ===========


                 See notes to consolidated financial statements

                              NEW CHINA HOMES, LTD.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Year ended March 31,
                                                            ------------------------------------------------------------------
                                                               1999              2000               2001               2001
                                                               ----              ----               ----               ----
                                                                HK$               HK$                HK$                US$
                                                                                                                     (note 2)
Cash flows from operating activities:
  Net income (loss) ..................................       24,571,592         4,600,347         (6,715,494)         (860,962)
  Adjustments to reconcile net income (loss) to
    net cash used in operating activities:
    Depreciation .....................................          588,228           727,992          1,505,194           192,974
    Loss on disposal of property, equipment
      and construction-in-progress ...................               --                --            110,005            14,103
    Minority interests ...............................          570,569           263,568            202,750            25,994
    Amortization of deferred consulting costs ........               --         2,201,217          2,208,130           283,094
    Consultant services ..............................        1,647,000         4,940,625                 --                --
    Amortization of consultant services ..............               --          (554,345)                --                --
    Deferred income taxes ............................        5,281,676         1,354,369            (87,654)          (11,238)
Changes in operating assets and liabilities:
  Trade and other accounts receivable ................      (19,319,375)       11,460,653        (29,238,133)       (3,748,479)
  Other prepaid taxes ................................       (2,151,544)               --                 --                --
  Advances to suppliers ..............................         (825,031)          828,908                 --                --
  Prepaid expenses and other assets ..................         (773,971)         (648,590)        (3,102,860)         (397,802)
  Land and lots under development and
    completed homes ..................................      (58,250,232)      (34,220,585)       (34,927,078)       (4,477,831)
  Customer deposits ..................................        4,088,080        (5,529,882)        (8,765,334)       (1,123,761)
  Trade accounts payable and accrued expenses ........       19,919,697       (18,154,184)        33,653,977         4,314,612
  Due to/from related parties ........................          (61,904)       10,886,728        (72,444,590)       (9,287,768)
  Income taxes payable ...............................       10,491,689         6,154,320          5,799,842           743,571
  Other taxes payable ................................        2,839,534        (2,973,861)                --                --
                                                            -----------       -----------       ------------       -----------

  Net cash used in
    operating activities .............................      (11,383,992)      (18,662,720)      (111,801,245)      (14,333,493)
                                                            -----------       -----------       ------------       -----------

Cash flows from investing activities:
  Purchase of property, equipment and
    expenditure on construction-in-progress ..........      (11,172,755)      (17,081,875)       (23,984,753)       (3,074,968)
  Proceeds from disposal of property, equipment
    and construction-in-progress .....................               --                --            467,400            59,923
  Placing of restricted cash .........................       (3,814,712)      (25,306,748)                --                --
  Receipt of restricted cash .........................        4,656,616         5,295,680         14,715,893         1,886,653
  Advances to related parties ........................       (2,185,639)      (39,753,387)                --                --
                                                            -----------       -----------       ------------       -----------

  Net cash used in investing activities ..............      (12,516,490)      (76,846,330)        (8,801,460)       (1,128,392)
                                                            -----------       -----------       ------------       -----------


                 See notes to consolidated financial statements

                             NEW CHINA HOMES, LTD.

                                                                                  Year ended March 31,
                                                            ------------------------------------------------------------------
                                                               1999              2000             2001                2001
                                                               ----              ----             ----                ----
                                                                HK$               HK$              HK$                 US$
                                                                                                                     (note 2)
Cash flows from financing activities:
  Increase in bank borrowings ........................       53,713,751       121,240,602        122,084,000        15,651,795
  Repayment of bank borrowings .......................      (18,709,074)      (91,916,886)      (109,740,445)      (14,069,288)
  Advances from related parties ......................       19,541,922        57,336,825         37,819,215         4,848,617
  Repayments to related parties ......................      (27,983,572)               --                 --                --
  Deferred offering costs incurred ...................         (848,789)               --                 --                --
  Contribution from minority shareholder .............          370,718                --                 --                --
  Issuance of common shares and warrants .............               --        69,489,681                 --                --
                                                            -----------       -----------       ------------       -----------

  Net cash provided by financing activities ..........       26,084,956       156,150,222         50,162,770         6,431,124
                                                            -----------       -----------       ------------       -----------

Net increase (decrease) in cash and
  cash equivalents ...................................        2,184,474        60,641,172        (70,439,935)       (9,030,761)
Effect of foreign exchange rate changes ..............               --            90,875           (424,854)          (54,468)
Cash and cash equivalents, beginning of year .........       13,012,737        15,197,211         75,929,258         9,734,520
                                                            -----------       -----------       ------------       -----------

Cash and cash equivalents, end of year ...............       15,197,211        75,929,258          5,064,469           649,291
                                                            ===========       ===========       ============       ===========

Supplemental cash flow information:
Cash paid during the year for:
  Income taxes .......................................               --                --                 --                --
                                                            ===========       ===========       ============       ===========


  Interest ...........................................        8,627,850         3,395,303          5,111,192           655,281
  Interest capitalized ...............................       (8,627,850)       (3,395,303)        (5,111,192)         (655,281)
                                                            -----------       -----------       ------------       -----------

  Interest (net of amount capitalized) ...............               --                --                 --                --
                                                            ===========       ===========       ============       ===========

Non cash transactions:
  Conversion of payable to holding company to
    common shares (note 1) ...........................               --        74,004,750                 --                --
                                                            ===========       ===========       ============       ===========

  Common shares issued to consultants (note 1) .......               --         6,587,500                 --                --
                                                            ===========       ===========       ============       ===========


                 See notes to consolidated financial statements

                              NEW CHINA HOMES, LTD

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                              Common shares          Additional                      Cumulative        Total
                                        -------------------------      paid-in        Retained       translation    stockholders'
                                          Shares         Amount        capital        earnings       adjustment        equity
                                        ----------     ----------    -----------     ----------      ----------     -------------
                                                            HK$          HK$            HK$              HK$             HK$
Balance at April 1, 1998 ..........          1,000          7,750             --     (3,724,690)         (2,717)      (3,719,657)
Net income ........................             --             --             --     24,571,592              --       24,571,592
Translation adjustment ............             --             --             --             --          71,799           71,799
Contribution of services of
  consultants .....................             --             --      1,647,000             --              --        1,647,000
                                        ----------     ----------     ----------     ----------      ----------      -----------

Balance at March 31, 1999 .........          1,000          7,750      1,647,000     20,846,902          69,082       22,570,734
Shares issued to Far East (note 1)       9,549,000     74,004,750             --             --              --       74,004,750
Shares issued to consultants
  (note 1) ........................        850,000      6,587,500      4,386,283             --              --       10,973,783
Shares and warrants issued in
  conjunction with initial public
  offering net of offering costs of
   HK$21,863,444 ..................      2,300,000     17,825,000     51,664,681             --              --       69,489,681
Net income ........................             --             --             --      4,600,347              --        4,600,347
Translation adjustment ............             --             --             --             --         387,716          387,716
                                        ----------     ----------     ----------     ----------      ----------      -----------

Balance at March 31, 2000 .........     12,700,000     98,425,000     57,697,964     25,447,249         456,798      182,027,011
Net loss ..........................             --             --             --     (6,715,494)             --       (6,715,494)
Translation adjustment ............             --             --             --             --      (3,109,684)      (3,109,684)
                                        ----------     ----------     ----------     ----------      ----------      -----------

Balance at March 31, 2001 .........     12,700,000     98,425,000     57,697,964     18,731,755      (2,652,886)     172,201,833
                                        ==========     ==========     ==========     ==========      ==========      ===========


                                                          US$            US$            US$            US$             US$
US$ equivalent - balance at
  March 31, 2001 (note 2)........                      12,618,590      7,397,175      2,401,507        (340,114)      22,077,158
                                                       ==========     ==========     ==========      ==========      ===========


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

         On April 2, 1999 the Company also issued 9,549 shares at US$1,000 per share to Far East for cash of US$9,549,000, which has been used to offset the payable to Far East, which amounted to US$9,795,997 at March 31, 1999.

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

         The consulting agreements between the Company and the four consultants (the "Consultants") dated April 2, 1999 and the share cancellation agreement dated September 29, 1999 between the Company and Far East establish net income thresholds for the first and second years amounting to US$10 million and US$20 million, respectively, following the closing date of the public offering of the Company's common shares and in each of these two years 25% of the Company's shares held by the Consultants and Far East are subject to redemption and cancellation by the Company in the event the net income thresholds are not met. For the year ended March 31, 2001, being the first year following the closing date of the public offering of the Company's common shares, the Company incurred a net loss amounting to HK$6,715,494 (US$860,962) ; therefore, the income threshold was not met. As at April 1, 2001, 25% of the Company's common shares, being 2.6 million common shares, held by the Consultants and Far East were cancelled. The income and earnings per share for the year ending March 31, 2002 will be affected by the cancellation of the Company's common shares.

         The Company operates principally through a subsidiary incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China") and a subsidiary in Shanghai, China. Its ultimate holding company is Far East Consortium International Limited ("Far East Consortium"), a company incorporated in the Cayman Islands and listed in Hong Kong.

                             NEW CHINA HOMES, LTD.

1.       ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS - continued

         At March 31, 2001, the Company had the following subsidiaries:

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

              Top Trend Development Limited ("Top Trend") (incorporated in the British Virgin Island) - 100% owned by the Company and principally engaged in investment holding.

              Chingchu (Shanghai) Read Estate Co., Ltd. ("Real Estates") (incorporate in China) - 100% owned by the Top Trend. Real Estates is registered as a wholly foreign owned investment with limited liability for a period of 15 years from January 20, 2000 to January 19, 2015.

         Beijing Ching Chu Zhichun Gardens Property Development Co., Ltd. ("Beijing Ching Chu") (incorporated in China) was 100% owned. Beijing Ching Chu was registered as a Sino-foreign cooperative joint venture with limited liability for a period of 15 years from March 28, 2001 to March 27, 2015. During the year, the Company withdrew its investment in Beijing Ching Chu.

         On March 30, 2001, the Company entered an agreement with Wonder China Investments Limited ("Wonder China"), a wholly-owned subsidiary of Far East, disposing of its 100% interest in Top Trend. Under the terms of this agreement, the Company has agreed to sell to Wonder China the entire issued share capital of Top Trend and a debt in the approximate amount of HK$18,414,717 advanced as a shareholder loan by the Company to Top Trend, in exchange for HK$1,280,000 in cash paid as of March 30, 2001 and a HK$126,720,000 promissory note (the "Promissory Note"). The HK$126,720,000 Promissory Note was due originally on September 30, 2001. Due to a recent change in Chinese law, however, a warranty contained in the agreement regarding the commercial use of land held indirectly by Top Trend has yet to be fulfilled and the parties have therefore agreed to extend the due date of the Promissory Note by six months to March 31, 2002. The parties have also delayed completion of the transaction until March 31, 2002.

         Top Trend holds a 100% interest in Chingchu (Shanghai) Real Estate. The major asset held by Chingchu (Shanghai) Real Estate is a certain real property interest that is part of the California Gardens development. The Company, currently in the process of selling Top Trend to Wonder China, has exchanged a valuable land right for a small cash deposit and a substantial Promissory Note, which Promissory Note has yet to be collected. As discussed in the paragraph above, however, the parties have agreed to delay completion of the sale until March 31, 2002.

         The Company, through its Hong Kong subsidiary, owns Chingchu which is developing a property in Shanghai for the sale of residential housing in a development known as Chingchu California Gardens. The Company is currently dependent on this project for its earnings and its revenues and profitability may be affected by a number of factors including local market conditions, regulatory approvals, availability of financing to the Company and prospective purchasers of Chingchu's real estate.

         US GAAP differs from those used in the statutory accounts of its subsidiary in China, which is prepared in accordance with the accounting principles and the relevant financial regulations applicable to the joint venture as established by the Ministry of Finance of China.

         The dividends from the Company will be declared based on the profits reported in the statutory financial statements of the subsidiaries. No dividends had been declared for the years ended March 31, 1999, 2000 and 2001.

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

         Land and lots under development and completed homes - Land and lots under development and completed homes comprise of land at cost, construction costs, interest costs and attributable profit to date, less sales proceeds received and receivable and provision for possible losses to write down to fair value. The estimates utilized in calculating fair value of land, lots under development and completed homes require significant judgment relating to the level of sales prices, rate of new home sales, amount of marketing costs and price discounts needed in order to stimulate sales, rate of increase in the cost of building materials and labor, introduction of building code modifications, and level of consumer confidence in the economy. Accordingly, it is likely that changes in estimates will occur. However, these changes in estimates are not expected to be material. During the years ended March 31, 1999, 2000 and 2001 there were no provisions made for impairment of these assets.

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

         Construction-in-progress represents the common facilities of Chingchu California Gardens which are currently under construction. These facilities will be retained by the Company as fixed assets upon completion of the construction. The cost includes interest arising from borrowings used to finance these assets during the period of construction. Interest capitalized was HK$773,401 in 1999, HK$938,062 in 2000 and HK$730,495 in 2001. The Company intends to retain ownership of the common facilities and either operate them or eventually sell the amenities. This has yet to be decided. The Company assesses the need, if any, for an impairment adjustment based on the fair value of the amenities using an undiscounted cash flow model. Upon completion, the common facilities will be depreciated over a period of 15 years. No impairment existed at March 31, 2001.

         Deferred consulting costs - Deferred consulting costs represents those costs paid to four consultants in respect of management service agreements as discussed in note 1. These costs shall be recognized over the periods of the service and any unearned portion shall be shown as a component of stockholders in the balance sheet.

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

         Allowance for warranties - Homes sold are provided with a two-year warranty against certain building defects as stipulated in China building regulations. This is covered by a warranty from the contractors who have built the homes. The Company does not record any warranty costs. A portion of the amounts to be paid to the contractors is withheld by the Company to cover any potential liability under this warranty. Historically, excess cash withheld by the Company was adequate to cover the warranty liabilities.

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

         During the year ended March 31, 2001, the Company has entered into a sales and purchase agreement to dispose Top Trend to Wonder China. Top Trend, through Real Estates, owns a shopping centre under development located within Chingchu California Garden. As the Company has only received an amount of HK$1,280,000 from Wonder China out of a total consideration of HK$128,000,000 as of March 31, 2001, the transaction has been accounted for using the deposit method. The Company did not recognize any revenue or profit on the sale, did not record notes receivable and continues to report in the financial statements as the property of Top Trend. Cash received from Wonder China is reported as a deposit received included in due to related parties on the balance sheet.


         Foreign currency translation - Assets and liabilities denominated in currencies other than the respective functional currency are translated at year end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Gains or losses from such foreign currency transactions are included in net income and amounted to a loss of HK$33,306 in 1999, a loss of HK$191,672 in 2000 and a gain of HK$55,655 in 2001.

         On consolidation, the financial statements of the Chinese operations are translated from Renminbi, the functional currency, into Hong Kong dollars. Accordingly, all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date and all income and expenditure items are translated at the average rates for each of the years. Adjustments arising from translating the foreign currency financial statements are reported as a separate component of stockholders' equity.

         Earnings (loss) per share - Basic earnings (loss) per share was computed based on a weighted average number of shares outstanding of 1,000 in 1999,10,538,630 in 2000 and 12,700,000 in 2001, after adjusting for the 1,000 for 1 stock split discussed in note 1. Basic earnings (loss) per share for 1999 and 2001 is equal to diluted earnings per share. For 2000, diluted earnings per share reflects potential dilution that could occur if the warrants and stock options issued were converted into common shares, unless the effects are antidilutive. For the year ended March 31, 2001, there was 140,000 share options that were excluded from the diluted weighted average number of shares as their effect was antidilutive. For the year ended March 31, 2000 and 2001, there were 27,269 warrants that were excluded from the diluted weighted average number of shares as their effect were antidilutive.

                             NEW CHINA HOMES, LTD.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

         Derivatives - US GAAP has recently been amended by Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which broadly defines derivatives and requires them to be recorded as assets or liabilities at fair value. For derivatives that are not designated as hedges, any changes in fair value will be reflected in earnings for the period. Management has completed the analysis of the impact and concluded that there was no significant effect on the consolidated financial statements of the Company on adoption of SFAS No. 133 on April 1, 2001.

         In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001. This statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The statement requires that goodwill and certain other intangibles with an indefinite life, as defined in the standard, no longer be amortized. However, goodwill and such intangibles would have to be assessed each year to determine whether an impairment loss has occurred. Any impairment recognized upon adoption would be recorded as a change in accounting principle. Future impairments would be recorded in income from continuing operations. The statement provides specific guidance for testing goodwill for impairment. The Company has not yet determined the impact that SFAS No. 142 will have on its financial position or results of operations.

         Convenience translation into United States Dollars - The consolidated financial statements of the Company are expressed in Hong Kong Dollars. The translations of Hong Kong dollar amounts into United States dollar are included solely for the convenience of the readers and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange on March 31, 2001. Such translations should not be construed as representations that the Hong Kong dollar amounts could be converted into United States dollars, at that rate or any other rate.

                             NEW CHINA HOMES, LTD.

3.       INCOME TAXES

         CAYMAN ISLANDS:

         The Company is not taxed in the Cayman Islands where it is incorporated.

         HONG KONG:

         The Company's subsidiary incorporated in Hong Kong is subject to Hong Kong taxation on its trading activities conducted in Hong Kong at 16%. Under the current Hong Kong laws, dividends and capital gains arising from the realization of investments are not subject to income taxes and no withholding tax is imposed on payments of dividends by Hong Kong incorporated subsidiaries to the Company.

         CHINA:

         Under the existing China tax regulations, the sale of real estate in advance of completion is subject to provisional business tax and provisional income tax. Provisional business tax amounted to HK$13,495,942 in 1999, HK$8,703,695 in 2000 and HK$9,289,257 in 2001
         calculated at 5% of the sales receivable. Provisional income tax is calculated at 33% of deemed profit which is based on 10% of instalments received. Upon the completion of the real estate, income tax will be re-assessed and calculated at 33% of the actual taxable profit and, if any, excessive provisional income tax will be refunded.

         The components of income (loss) before minority interests and income taxes are as follows:

                                                                           March 31,
                                          -----------------------------------------------------------------------
                                             1999                2000                2001                2001
                                          -----------         -----------         -----------         -----------
                                              HK$                 HK$                 HK$                  US$
                                                                                                         (note 2)
          China ..................         47,607,574          22,083,728          15,969,458           2,047,366
          Hong Kong ..............         (6,692,048)         (9,711,124)        (16,770,014)         (2,150,002)
                                          -----------         -----------         -----------         -----------

                                           40,915,526          12,372,604            (800,556)           (102,636)
                                          ===========         ===========         ===========         ===========


         The provision for income taxes consists of the following:

                                                                         March 31,
                                          -----------------------------------------------------------------------
                                             1999                2000                2001                2001
                                          -----------         -----------         -----------         -----------
                                              HK$                 HK$                 HK$                 US$
                                                                                                        (note 2)
          China:
            Current ..............         10,491,689           6,154,320           5,914,522             758,272
            Deferred .............          5,281,676           1,354,369            (202,334)            (25,940)
                                          -----------         -----------         -----------         -----------

                                           15,773,365           7,508,689           5,712,188             732,332
                                          ===========         ===========         ===========         ===========

                             NEW CHINA HOMES, LTD.

3.       INCOME TAXES - continued

         A reconciliation between the provision for income taxes computed by applying the China statutory tax rate of 33% for each period to income before taxes and the actual provision for income taxes is as follows:

                                                                                            March 31,
                                                              -------------------------------------------------------------------
                                                                 1999               2000              2001               2001
                                                              -----------        -----------       -----------        -----------
                                                                  HK$                HK$               HK$                US$
                                                                                                                        (note 2)
          Standard income tax rate applied to
            income (loss) before income tax ...........        13,502,124          4,082,959          (264,813)           (33,950)
          Effect of no benefit attributable to
            tax loss for Hong Kong operations .........         1,137,648          2,997,691         5,534,734            709,581
          Interest expense not deductible in
            Hong Kong .................................           912,193            206,980           277,950             35,635
          Other expenses not deductible in Hong
            Kong ......................................           263,520                 --                --                 --
          Expenses not deductible in China ............                --            193,254           164,317             21,066
          Other .......................................           (42,120)            27,805                --                 --
                                                              -----------        -----------       -----------        -----------

          Income taxes ................................        15,773,365          7,508,689         5,712,188            732,332
                                                              ===========        ===========       ===========        ===========


         The components of deferred income taxes are as follows:

                                                                                            March 31,
                                                              -------------------------------------------------------------------
                                                                 1999               2000              2001               2001
                                                              -----------        -----------       -----------        -----------
                                                                  HK$                HK$               HK$                US$
                                                                                                                        (note 2)
          Deferred tax liability:

          Difference in recognition of income
            under the percentage of completion
            method and the accounting treatment
            applied for tax purposes in China .........        (4,081,987)        (5,429,992)       (5,063,341)          (649,146)
          Difference in recognition of
            pre-operating expenditures ................           231,935            164,317                --                 --
                                                              -----------        -----------       -----------        -----------

                                                               (3,850,052)        (5,265,675)       (5,063,341)          (649,146)
                                                              ===========        ===========       ===========        ===========

                             NEW CHINA HOMES, LTD.

4.       RESTRICTED CASH

         Chingchu has entered into agreements with certain banks in respect of mortgage loans provided to house buyers of Chingchu California Gardens. In accordance with those agreements, Chingchu deposits either 10% of the consideration of the properties sold and financed under the mortgage loans or between 10% and 20% of the amount of financing provided as a guarantee for settlement of the mortgage installments. Should mortgagors fail to pay mortgage installments, the bank can draw down the deposits up to the amount of mortgage installments not paid during the period from the mortgage drawdown to the date of releasing such guarantees. The guarantees will be released when the property title deeds are passed to banks as security for the respective mortgage loans. At March 31, 2000 and 2001, deposits of HK$5,322,758 and HK$4,511,030, respectively, were placed with banks to guarantee the above agreements.

         At March 31, 2000 and 2001, deposits of HK$18,848,657 and HK$4,433,992 respectively, had been pledged with banks as security for short-term bank borrowings.


5.       OTHER PREPAID TAXES

                                                                                      March 31,
                                                              -------------------------------------------------------------------
                                                                  1999              2000              2001               2001
                                                              -----------        -----------       -----------        -----------
                                                                  HK$                HK$               HK$                US$
                                                                                                                        (note 2)
          Provisional land appreciation tax ...........         2,151,544          2,161,654         2,116,000            271,282
                                                              ===========        ===========       ===========        ===========

         In accordance with the Land Appreciation Tax Law of China, all legal entities and individuals receiving income from the transfer of state-owned land use rights or buildings and their attached facilities are subject to land appreciation tax.

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

         In addition, as the Company sells ordinary standard residential apartments, as defined in the relevant regulations, the Company is exempted from land appreciation tax if the appreciated amount over the deductible cost is less than 20%. If the amount of the appreciated amount exceeds the deductible costs by more than 20%, the entire amount of the appreciation will be subject to land appreciation tax as stated above. The Company had made a provisional payment to the relevant Tax Bureau in 1999. The amount will be refunded after the amount of the appreciation is finalized. As at March 31, 2000 and 2001 the Company had no obligations under the Land Appreciation Tax Law.

                             NEW CHINA HOMES, LTD.

6.       LAND AND LOTS UNDER DEVELOPMENT AND COMPLETED HOMES

         In May 1997, the Company's subsidiary, Chingchu, commenced construction of a residential community called Chingchu California Gardens on a site in Shanghai, China. The project is being developed and sold on a phase basis and a total of 7 phases are planned for development. The planned development period spans from 1997 to 2002 during which approximately 8,000 units are to be constructed in a planned area of approximately 1,334,000 square meters. As at March 31, 2001, the Company has obtained the land use rights which represent the legal ownership of five plots of land for the development of Phases 1 through 5. This represents approximately 530,000 square meters.

         After obtaining the pre-sales certificates from the Shanghai House and Land Administration Bureau, sales of units in Phase 2 and Phase 3 commenced during the years ended March 31, 1999, 2000, respectively, and sales of units in Phases 4 and 5 commenced during the year ended March 31, 2001.

         At the balance sheet dates, land and lots under development and completed houses comprised:

                                                                                            March 31,
                                                              -------------------------------------------------------------------
                                                                 1999               2000              2001               2001
                                                              -----------        -----------       -----------        -----------
                                                                 HK$                 HK$               HK$                US$
                                                                                                                       (note 2)
          Completed homes .............................         2,575,387         12,258,967        79,986,412         10,254,668
          Land held under 70 years lease,
            at cost ...................................        97,142,881         67,542,336        44,785,684          5,741,754
          Construction costs of lots under
            development ...............................       197,986,933         90,865,445        78,476,433         10,061,082
                                                              -----------        -----------       -----------        -----------

                                                              297,705,201        170,666,748       203,248,529         26,057,504
          Add: Attributable profit recognized .........        68,301,687                 --                --                 --
                                                              -----------        -----------       -----------        -----------

                                                              366,006,888        170,666,748       203,248,529         26,057,504
          Less: Sales proceeds received and
            receivable ................................       232,445,201                 --                --                 --
                                                              -----------        -----------       -----------        -----------

                                                              133,561,687        170,666,748       203,248,529         26,057,504
                                                              ===========        ===========       ===========        ===========

         As common in the construction industry, contractor may from time to time make additional claims for work done beyond the amounts specified in the construction contracts. The Company has received such additional claims amounting to approximately HK$ 28.9 million relating to construction work carried out by contractors prior to March 31, 2001 (inclusive of the amounts set out in note 19). Such claims are subject to negotiation between the Company and the contractors, and failing negotiation, arbitration by an independent quantity surveyor. Accordingly, as of March 31, 2001, additional accrual for construction cost of approximately HK$ 28.9 million is reasonably possible, of which HK$ 7.6 million would be capitalized to land and lots under development and completed houses and HK$ 21.3 million be charged to cost of home sales.

         Included above are land and lots under development of HK$27,067,669 as of March 31, 2000 and 2001, respectively, which have been pledged as security for the long-term bank loan (note 8).

                             NEW CHINA HOMES, LTD.

7.       PROPERTY, EQUIPMENT, AND CONSTRUCTION-IN-PROGRESS, NET


         Property, equipment and construction-in-progress consists of the following:

                                                                                           March 31,
                                                              -------------------------------------------------------------------
                                                                 1999               2000              2001               2001
                                                              -----------        -----------       -----------        -----------
                                                                 HK$                 HK$              HK$                 US$
                                                                                                                        (note 2)
          At cost:
          Building ....................................                --         26,282,979        34,362,242          4,405,416
          Construction-in-progress ....................        31,878,237         21,290,665        33,770,017          4,329,489
          Machinery and equipment .....................            26,661             38,064            37,260              4,777
          Furniture and fixtures ......................         1,232,241          1,277,788         1,349,641            173,031
          Motor vehicles ..............................         2,726,968          3,937,844         4,107,200            526,564
          Electric equipment ..........................           814,922            976,443         1,115,838            143,056
                                                              -----------        -----------       -----------        -----------

          Total .......................................        36,679,029         53,803,783        74,742,198          9,582,333
          Less: Accumulated depreciation and
             amortization .............................           719,869          1,368,430         2,743,122            351,682
                                                              -----------        -----------       -----------        -----------

          Net book value ..............................        35,959,160         52,435,353        71,999,076          9,230,651
                                                              ===========        ===========       ===========        ===========


         Depreciation and amortisation expense for the years ended March 31, 1999, 2000 and 2001 was HK$588,228, HK$727,992 and HK$1,505,194,
         respectively.


8.       BANK BORROWINGS

         At March 31, 2000 and 2001, short-term bank loans totalling HK$54,511,279 (US$7,033,713) and HK$69,598,000 (US$8,922,820),
         respectively, bearing interest at approximately 6% per annum, have been guaranteed at no cost by the holding company of the minority shareholder of Chingchu. The long-term bank loan of HK$9,981,610 and HK$5,876,353 as of March 31, 2000 and 2001, respectively, which bears interest at US dollar prime lending rate plus 2% per annum is secured by the land use rights of California Gardens and certain lots under development (see note 6). A subsidiary of Far East has also guaranteed this loan at no cost to the Company. The long-term loan has maturities at March 31, 2001 as follows:

                                                                       HK$                    US$
                                                                                           (note 2)
         Year ending March 31:

         2002                                                       3,900,031               500,004
         2003                                                       1,976,322               253,375
                                                                    ---------               -------
                                                                    5,876,353               753,379
                                                                    =========               =======

         The weighted average interest rate on borrowings was 6.95% as of March 31, 2001. At March 31, 2001, the Company and its subsidiaries did not have any unutilized facilities.

                             NEW CHINA HOMES, LTD.

8.       BANK BORROWINGS - continued

         Total interest costs incurred, expensed and capitalized relating to bank borrowings were:

                                                                                             March 31,
                                                              -------------------------------------------------------------------
                                                                 1999               2000              2001               2001
                                                              -----------        -----------       -----------        -----------
                                                                 HK$                HK$               HK$                 US$
                                                                                                                        (note 2)
          Interest capitalized at beginning of the year:
              Land and lots under development .........         2,824,887          4,301,952         4,265,394            546,845
              Completed homes .........................                --             70,857           257,714             33,040
              Construction-in-progress ................           631,218          1,404,619         1,964,698            251,885
                                                              -----------        -----------       -----------        -----------

              Total interest capitalization ...........         3,456,105          5,777,428         6,487,806            831,770
                                                              ===========        ===========       ===========        ===========


          Interest capitalized at beginning
            of the year ...............................         3,456,105          5,777,428         6,487,806            831,770
          Plus interest incurred ......................         8,627,850          3,395,303         5,111,192            655,281
          Less interest expensed as cost of
            home sales ................................        (6,306,527)        (2,684,925)       (3,840,479)          (492,369)
          Less interest transferred to property,
            plant and equipment .......................                --                 --          (768,340)           (98,505)
                                                              -----------        -----------       -----------        -----------

          Interest capitalized at end of the year .....         5,777,428          6,487,806         6,990,179            896,177
                                                              ===========        ===========       ===========        ===========


          Interest capitalized at end of the year:
            Land and lots under development ...........         4,301,952          4,265,394         2,656,924            340,631
            Completed homes ...........................            70,857            257,714         1,720,700            220,603
            Construction-in-progress ..................         1,404,619          1,964,698         2,612,555            334,943
                                                              -----------        -----------       -----------        -----------

            Total interest capitalization .............         5,777,428          6,487,806         6,990,179            896,177
                                                              ===========        ===========       ===========        ===========

                             NEW CHINA HOMES, LTD.

9.       RELATED PARTY TRANSACTIONS

         At the balance sheet dates the Company and its subsidiaries had balances with the following parties:

                                                                                  March 31,
                                                               ---------------------------------------------
                                                   Notes          2000              2001             2001
                                                 ----------    ----------        ---------         ---------
                                                                   HK$               US$
                                                                                                    (note 2)
         Due from related parties:
           Subsidiaries of Far East
            Consortium.........................   (i)          41,501,814         2,759,831          353,824
                                                               ==========        ==========        =========

         Due to related parties:
           Subsidiaries of Far East
             Consortium........................   (i)          41,412,308         1,653,900          212,038
           Far East............................  (ii)          15,578,096         5,312,661          681,110
           Party related to the minority
            shareholder  of Chingchu...........  (iii)         31,398,030         6,933,288          888,884
                                                               ----------        ----------        ---------

                                                               88,388,434        13,899,849        1,782,032
                                                               ==========        ==========        =========


         (i) The amounts due from/to related companies represent unsecured advances which are interest free and repayable on demand.

         (ii) On April 2, 1999, as explained in note 1, the Company issued shares to Far East for cash of US$9,549,000 which was used to offset the payable to Far East, which amounted to US$9,795,997 at March 31, 1999. There was no interest charged in 2000 and 2001; interest charged in 1999 was HK$7,292,626 (1999:
                  HK$7,292,626). The amount outstanding at March 31, 2000 and 2001 is payable on demand.

                              NEW CHINA HOMES, LTD.

9.       RELATED PARTY TRANSACTIONS - continued

         (iii) At March 31, 2001, the amount due to the party related to the minority shareholder of Chingchu represented payables for land fees amounting to HK$6,933,288. At March 31, 2000, the amount due to the party related to the minority shareholder of Chingchu represented payables for land fees and infrastructure costs amounting to HK$25,355,674 and HK$6,042,356, respectively. Transactions in each year with this party, which are included in the land and construction costs of Chingchu California Gardens, are as follows.

                                                                                              March 31,
                                                              ------------------------------------------------------------------
                                                                 1999               2000              2001               2001
                                                              -----------        -----------       -----------        -----------
                                                                  HK$                HK$               HK$                 US$
                                                                                                                        (note 2)
          Land fees and costs .........................        28,052,573         42,776,898        20,187,321          2,588,118
          External infrastructure costs ...............        38,640,037         29,093,921         9,782,091          1,254,114
          Penalty on late payment .....................           748,363                 --                --                 --
                                                              -----------        -----------       -----------        -----------
                                                               67,440,973         71,870,819        29,969,412          3,842,232
                                                              ===========        ===========       ===========        ===========


                  The average amount due to the party related to the minority shareholder during the year ended March 31, 2000 and 2001 was HK$28,043,523 and HK$13,361,396, respectively which represented RMB29,838,308 and RMB14,523,837, respectively, translated using an average exchange rate of RMB1.064 to HK$1 and RMB1.087 to HK$1, respectively. The party related to the minority shareholder did not charge the Company any interest during the years ended March 31, 1999, 2000 and 2001 except for penalty on the delayed payment of land fees in 1999 as shown above.

         (iv) During the year ended March 31, 2000, unsecured advances were made to minority shareholder of Chingchu at an interest rate of 6.44% per annum. The advances were fully repaid prior to March 31, 2000.


10.      TRADE ACCOUNTS PAYABLE AND ACCRUED EXPENSES

         Components of trade accounts payable and accrued expenses are as follows:

                                                                                         March 31,
                                                             --------------------------------------------------------------
                                                                1999             2000              2001              2001
                                                             ----------       ----------        ----------        ---------
                                                                 HK$              HK$               HK$               US$
                                                                                                                    (note 2)

         Trade accounts payable........................      29,860,034       10,597,897        37,268,496        4,778,012
         Business tax payable..........................       2,959,951        3,769,629         4,771,968          611,791
         Accrued expenses..............................       1,873,451        2,334,683         7,963,546        1,020,968
                                                             ----------       ----------        ----------        ---------
                                                             34,693,436       16,702,209        50,004,010        6,410,771
                                                             ==========       ==========        ==========        =========

                             NEW CHINA HOMES, LTD.

11.      STOCKHOLDERS' EQUITY

         Warrants

         In conjunction with the initial public offering of its shares, the Company issued 2,300,000 warrants. Each warrant entitles the holder thereof to purchase, at any time up to March 7, 2005, one common share at a price of US$5.75 per share, after which date the warrants will expire.

         The warrants are subject to redemption by the Company, at the option of the Company, at US$0.25 per warrant, upon 30 days' prior written notice, if the closing bid price, as reported on the Nasdaq National Market, or the closing sale price, as reported on a national or regional securities exchange, as applicable, of the common shares for 30 consecutive trading days ending within ten days of the notice of redemption of the warrants averages in excess of US$10.00 per share, subject to adjustment. In the event the Company exercises the right to redeem the warrants, such warrants will be exercisable until the close of business on the date of redemption fixed in such notice. If any warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price. No warrants were redeemed during 2000 or 2001.

         In addition to the warrants issued in conjunction with the initial public offering, the Company issued to the managing underwriter and/or persons related to the managing underwriter, for nominal consideration, warrants to purchase up to 200,000 common shares at an exercise price of $8.25 per share and warrants to purchase up to 200,000 additional warrants at an exercise price of $0.20625 per warrants (collectively refer to as "Underwriter warrants"). Both warrants are exercisable for a five-year period commencing on March 8, 2000. Each warrant to purchase warrants is exercisable for a five-year period commencing on March 8, 2000 to purchase the common shares at an exercise price of $9.4875 per share.

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

                             NEW CHINA HOMES, LTD.

11.      STOCKHOLDERS' EQUITY - continued

         Preferred Shares

         The Company has the authority without further vote or action by the shareholders to issue up to 5,000,000 preferred shares in one or more series and to fix the number of preferred shares constituting any such series, the voting powers, designations, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, and conversion rights and liquidation preferences of the preferred shares constituting any series. The issuance of preferred shares by the Company could adversely affect the rights of the holders of common shares. For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends, and in liquidation, over the common shares, and could (upon conversion or otherwise) enjoy all of the rights of the common shares.

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


12.      COMMITMENTS AND CONTINGENCIES

         OPERATING LEASES

         The Company and its subsidiaries lease office and employee accommodation under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was HK$293,078 in 1999, HK$175,566 in 2000 and HK$279,748 in 2001. At
         March 31, 2001, the Company and its subsidiaries were committed under operating leases requiring minimum rentals as follows:

                                                                                      HK$                    US$
                                                                                                          (note 2)

         2002...................................................................     240,943                30,890
         2003...................................................................     187,550                24,045
         2004...................................................................     196,928                25,247
                                                                                     -------               -------

                                                                                     625,421                80,182
                                                                                     =======               =======

                             NEW CHINA HOMES, LTD.

12.      COMMITMENTS AND CONTINGENCIES - continued

         CAPITAL EXPENDITURE

         At March 31, 2001, the Company had contracted for expenditure of approximately HK$86,642,000 in respect of land and lots under development relating to Chingchu California Gardens which is expected to be expended within the next two years. The Company has authorized but not yet contracted for additional expenditure on Chingchu California Gardens of approximately HK$211,968,000.

         GUARANTEES

         The Company has given guarantees in respect of mortgage loans provided to the buyers of Chingchu California Gardens as disclosed in note 4 to the financial statements.

         At March 31, 2000 and 2001, the total amount of mortgages outstanding which are subject to these guarantees was approximately HK$76 million and HK$74 million, respectively.

         PROVISIONAL TAX PAYMENTS

         The Company has pre-sold part of the real estate development project and has accrued the full amount of provisional foreign enterprises income tax on the deemed profits arising from the pre-sales pursuant to the relevant tax regulations. The Company, however, has not made instalment payments on account of the provisional tax liability based on the informal understanding that it has reached with the competent tax authority allowing the instalment to be delayed until the project is completed. In the absence of such approval, the Company may be liable for delinquent charges approximating HK$13,439,000 and HK$23,256,000 calculated at a daily rate of 0.2% on the unpaid amount at March 31, 2000 and 2001, respectively.

                             NEW CHINA HOMES, LTD.

13.      EMPLOYEE BENEFITS

         In accordance with local government regulations, Chingchu is required to make contributions to a defined contribution retirement fund which is administered by the Labour Bureau of the local government. Chingchu is required to contribute 25.5% of the total salary. Chingchu has no obligation for the pension payments or any post-retirement benefits beyond the annual contributions described above. Chingchu contributions for the years ended March 31, 1999, 2000 and 2001 were HK$314,330, HK$280,412 and HK$280,891, respectively.

         According to the Mandatory Provident Fund ("MPF") legislation regulated by the Mandatory Provident Fund Scheme Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in an MPF Scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of HK$20 for each eligible employee) as calculated under the MPF legislation. The contributions made for the year ended March 31, 2001 amounted to HK$4,000.


14.      CONCENTRATION OF CREDIT RISK

         The Company maintains its cash and cash equivalents with banks and financial institutions in China. All sales are made to Chinese domestic home buyers. As the Company does not have any major customers, it does not consider itself exposed to significant credit risk with regards to collection of related receivables. No credit losses have been recorded since commencement of operation.


15.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount of cash and cash equivalents, accounts receivable, short-term bank borrowings, customer deposits and accounts payable, accrued expenses and amounts due to/from related companies approximate fair value because of the short maturities of these instruments. The carrying value of long-term bank borrowings approximates their fair value as the related interest rate is equivalent to current market rates.

                             NEW CHINA HOMES, LTD.

16.      STOCK OPTION PLAN

         In August 1999, the Company adopted a 1999 Stock Option and Restricted Stock Purchase Plan (the "Plan") conditioned upon the shareholders of Far East approving the terms of the Plan and subject to the review of the Stock Exchange of Hong Kong Limited ("SEHK"). In December 1999, the shareholders of Far East approved the terms of the Plan. To date no adverse comments were received from the SEHK. Under the Plan, the compensation committee of the board of directors has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the status of any granted option, the vesting schedule to be in effect for the option grant and maximum term for which any granted option is to remain outstanding. Each option granted under the Plan has a maximum term of 10 years.

         A summary of stock option activity follows:

                                                                                                                 Weighted
                                                                                             Number               average
                                                                                            of shares         exercise price
                                                                                            ---------         --------------
                                                                                                                    US$
         Outstanding at April 1, 1999.................................................             --                  --
           Granted....................................................................        140,000                7.50
           Exercised..................................................................             --                  --
           Cancelled..................................................................             --                  --
                                                                                              -------               -----

         Outstanding at March 31, 2000 and 2001.......................................        140,000                7.50
                                                                                              =======               =====

                                                                                                          March 31, 2001
                                                                                                          --------------
         Options available for grant.............................................................             600,000
         Options exercisable.....................................................................             140,000
         Options exercisable weighted average exercise price.....................................             US$7.50

         The following table summarizes information on outstanding and exercisable stock options as of March 31, 2001:

                                                                Options outstanding                  Options exercisable
                                                    ------------------------------------------  -----------------------------
                                                                       Weighted     Weighted                       Weighted
                                                         Number         average      average         Number         average
                                                       outstanding    contractual   exercise       exercisable     exercise
         Range of exercisable prices                 (in thousands)  life (years)     price      (in thousands)      price
         ---------------------------                 --------------  ------------     -----      --------------      -----
         US$7.50.................................           140             10      US$7.50             140         US$7.50
                                                          =====          =====       =======          =====         =======

                             NEW CHINA HOMES, LTD.

16.      STOCK OPTION PLAN - continued

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

                                                                                          March 31, 2000
                                                                ---------------------------------------------------------
                                                                     2000                    2001                  2001
                                                                     ----                    ----                  ----
                                                                      HK$                     HK$                   US$
                                                                                                                  (note 2)
         As reported
           Net income (loss)..................................      4,600,347              (6,715,494)          (860,962)
           Income (loss) per share - basic....................           0.44                   (0.53)             (0.07)
           Income (loss) per share - diluted..................           0.44                   (0.53)             (0.07)
         Pro forma
           Net loss...........................................     (1,421,403)                     --                 --
           Loss per share - basic.............................          (0.13)                     --                 --
           Loss per share - diluted...........................          (0.13)                     --                 --

         There were no stock options granted in the years ended March 31, 1999 and 2001. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated using option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

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

                             NEW CHINA HOMES, LTD.

17.      COMPREHENSIVE INCOME

         Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in net assets during the period from non-owner sources. The reconciliation of net income (loss) to comprehensive income is as follows:

                                                                                   Years ended March 31,
                                                             --------------------------------------------------------------
                                                                1999              2000              2001            2001
                                                             ----------        ---------         ---------       ----------
                                                                HK$               HK$              HK$               US$
                                                                                                                   (note 2)

         Net income (loss)...........................        24,571,592        4,600,347        (6,715,494)        (860,962)
         Changes in other comprehensive
           income:
           Translation adjustments...................            71,799         (387,716)        3,109,684          398,678
                                                             ----------        ---------        ----------        ---------

         Total comprehensive income (loss)...........        24,643,391        4,212,631        (3,605,810)        (462,284)
                                                             ==========        =========        ==========        =========


18.      SEGMENT INFORMATION

         The Company operates in one business segment, which is the sale of real estate developments and sales are from one geographical region, China.

19.      SUBSEQUENT EVENT

         In July, 2001, Chingchu was sued by a contractor working for it to develop Phase III of Chingchu California Garden. The contractor alleges that Chingchu owes it approximately Rmb 15 million (HK$14 million) for work performed. Of this amount, approximately Rmb6 million related to work encompassed by the construction contract which has not been paid by Chingchu, which has been recorded as a liability in the accompanying financial statement as of March 31, 2001. The remaining Rmb 9.0 million relates to additional charges sought by the contractors. In August, 2001 Chingchu filed a counter-suit seeking approximately Rmb9.7 million (HK$8.9 million) from the contractors, asserting that it failed to comply with certain specifications of the construction contract and sought damages for the contractor's delay in completing the project. Both the contractor's suit and Chingchu's counter-suit are pending in a PRC court, which is expected to be heard by the end of the calendar year 2001. In the meantime, the PRC court has ordered that certain assets of the Company be frozen, including 43 units in the Chingchu California Garden Project as well as approximately RMB 1.8 million (HK$1.6 million) in cash. The ultimate outcome of these matters is uncertain.

                             NEW CHINA HOMES, LTD.

                      SELECTED CONSOLIDATED FINANCIAL DATA


We have derived the selected statement of operations data for the fiscal years ended March 31, 1997, 1998, 1999, 2000 and 2001 and the selected balance sheet data as of March 31, 2000 and 2001 presented below from our audited consolidated financial statements prepared in accordance with US GAAP. You should read the selected financial and operating data presented below together with "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

STATEMENT OF OPERATIONS DATA:

                                                                                    Year ended March 31,
                                               -----------------------------------------------------------------------------------
                                                  1997           1998           1999          2000          2001           2001
                                               -----------    -----------    -----------   -----------   -----------    -----------
                                                  HK$            HK$             HK$          HK$           HK$             US$
Operating revenues .........................            --     74,197,884    270,830,228   174,742,842   169,008,016     21,667,694
                                               ===========    ===========    ===========   ===========   ===========    ===========

Operating (loss) income before minority
  interest and income taxes ................       (10,609)    (5,718,280)    40,915,526    12,372,604      (800,556)      (102,636)
Income taxes ...............................            --     (1,430,566)    15,773,365     7,508,689     5,712,188        732,332
                                               -----------    -----------    -----------   -----------   -----------    -----------

(Loss) income before minority interests ....       (10,609)    (4,287,714)    25,142,161     4,863,915    (6,512,744)      (834,968)
Minority interests .........................            --        (41,358)       570,569       263,568       202,750         25,994
                                               -----------    -----------    -----------   -----------   -----------    -----------

Net (loss) income ..........................       (10,609)    (4,246,356)    24,571,592     4,600,347    (6,715,494)      (860,962)
                                               ===========    ===========    ===========   ===========   ===========    ===========

(Loss) earnings per share - basic ..........        (10.61)     (4,246.36)     24,571.59          0.44         (0.53)         (0.07)
                                               -----------    -----------    -----------   -----------   -----------    -----------

(Loss) earnings per share - diluted ........        (10.61)     (4,246.36)     24,571.59          0.44         (0.53)         (0.07)
                                               ===========    ===========    ===========   ===========   ===========    ===========

Weighted average number of shares outstanding
- basic (See note (1)) .....................         1,000          1,000          1,000    10,538,630    12,700,000     12,700,000
                                               ===========    ===========    ===========   ===========   ===========    ===========

Weighted average number of shares outstanding
- diluted (See note (1)) ...................         1,000          1,000          1,000    10,575,467    12,700,000     12,700,000
                                               ===========    ===========    ===========   ===========   ===========    ===========


No dividends have been paid during the periods indicated above.

                             NEW CHINA HOMES, LTD.

                      SELECTED CONSOLIDATED FINANCIAL DATA


BALANCE SHEET DATA:

                                                                                         March 31,
                                                            ---------------------------------------------------------------
                                                             1999              2000             2001               2001
                                                             ----              ----             ----               ----
                                                              HK$               HK$              HK$                US$

Total assets.........................................       221,500,707      386,945,862       343,317,913       44,015,117
Long-term debt.......................................        30,327,409        9,981,610         5,876,353          753,379
Total stockholders' equity...........................        22,570,734      182,027,011       172,201,833       22,077,158

(1) Adjusted to give effect to a 1000-for-one stock split effected in August 2000.

(2) As of March 31, 2000 and March 31, 2001, Shanghai Chingchu had a total of HK$76 million and HK$74 million, respectively, of outstanding mortgage loans subject to performance guarantees. Shanghai Chingchu has agreed to secure the obligations of California Gardens home purchasers to make repayment to the mortgages of their homes. The performance guarantees provide that upon default by a home purchaser of its obligation to repay the mortgage instalments for three consecutive months, the relevant mortgage bank may require Shanghai Chingchu to pay the outstanding mortgage. As of March 31, 2001, Shanghai Chingchu has not been required to make any payment under these performance guarantees.