Form 20-F
period 2002-03-31
NEW CHINA HOMES LTD
filed 2002-12-06
CIK 1094369

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(MARK ONE)

[ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
       EXCHANGE ACT OF 1934

                                       OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       FOR THE FISCAL YEAR ENDED MARCH 31, 2002

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

                               TITLE OF EACH CLASS

          Common Shares, par value US$1.00 per share, or Common Shares
          ------------------------------------------------------------
          Redeemable Common Share Purchase Warrants, or Warrants
          ------------------------------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (October 1, 2002):

Common Shares, par value US$ 1.00 per share: 7,500,000
                                             -----------------------------------

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

     [X]  Yes           [ ]  No


     Indicate by check mark which financial statement item the registrant has elected to follow:

     [ ]  Item 17       [X]  Item 18

================================================================================

                                TABLE OF CONTENTS


INTRODUCTION......................................................................................... 1


PART I............................................................................................... 2

    Item 1.       Identity of Directors, Senior Management and Advisors.............................. 2

    Item 2.       Offer Statistics and Expected Timetable............................................ 2

    Item 3.       Key Information.................................................................... 2

                  Risk Factors....................................................................... 9

    Item 4.       Information on the Company.........................................................24

    Item 5.       Operating and Financial Review and Prospects.......................................42

    Item 6.       Directors, Senior Management and Employees.........................................53

    Item 7.       Major Shareholders and Related Party Transactions..................................60

    Item 8.       Financial Information..............................................................61

    Item 9.       The Offer and Listing..............................................................62

    Item 10.      Additional Information.............................................................63

    Item 11.      Quantitative and Qualitative Disclosures About Market Risk.........................77

    Item 12.      Description of Securities Other than Equity Securities.............................77


PART II..............................................................................................78

    Item 13.      Defaults, Dividend Arrearages and Delinquencies....................................78

    Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds.......78

    Item 15.      Reserved...........................................................................78

    Item 16.      Reserved...........................................................................78

    Item 17.      Financial Statements...............................................................78


PART III.............................................................................................79

    Item 18.      Financial Statements...............................................................79

    Item 19.      Exhibits...........................................................................79

                                  INTRODUCTION

     This Annual Report on Form 20-F for the fiscal year ended March 31, 2002, as filed with the United States Securities and Exchange Commission, or the Commission, includes our audited consolidated financial statements for the fiscal years ended March 31, 2000, 2001 and 2002. Our Common Shares and Warrants are listed on the Nasdaq Small Cap Market under the symbols NEWC and NEWCW, respectively.


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


CURRENCY TRANSLATION

     We have prepared our financial statements in accordance with United States generally accepted accounting principles, or US GAAP, and published such statements in Hong Kong dollars. On consolidation, the financial statements of our joint venture subsidiary in China are translated from Renminbi, being its functional currency, into Hong Kong dollars. All references to "HK$" are to Hong Kong dollars. All references to "U.S. dollars," "dollars," "US$" or "$" are to United States dollars. All references to "RMB" are to Chinese Renminbi. For your convenience, conversion of amounts from Hong Kong dollars into United States dollars have been made at the unified exchange rate of US$ 1.00 = HK$ 7.7999, the approximate rate of exchange on March 31, 2002. Such translations should not be construed as representations that the Hong Kong dollar amounts could be converted into United States dollars at that rate or any other rate.

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable


ITEM 3. KEY INFORMATION

     A.   SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

We have derived the selected statement of operations data for the fiscal years ended March 31, 1998, 1999, 2000, 2001 and 2002 and the selected balance sheet data as of March 31, 1998, 1999, 2000, 2001 and 2002 presented below from our audited consolidated financial statements prepared in accordance with US GAAP. You should read the selected financial and operating data presented below together with Operating and Financial Review and Prospects and our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

STATEMENT OF OPERATIONS DATA:


                                                                            Year ended March 31,
                                                ------------------------------------------------------------------------------
                                                   1998          1999         2000         2001          2002           2002
                                                ----------   -----------  -----------  -----------   -----------    ----------
                                                    HK$          HK$          HK$          HK$            HK$           US$

Operating revenues ..........................   74,197,884   270,830,228  174,742,842  169,008,016    73,122,935     9,374,735
                                                ----------   -----------  -----------  -----------
Operating (loss) income before
 minority interest and income taxes .........   (5,718,280)   40,915,526   12,372,604     (800,556)  (53,669,696)   (6,880,730)
Income taxes ................................   (1,430,566)   15,773,365    7,508,689    5,712,188    (2,320,628)     (297,517)
                                                ----------   -----------  -----------  -----------
(Loss) income before minority interests .....   (4,287,714)   25,142,161    4,863,915   (6,512,744)  (55,990,324)   (7,178,247)
Minority interests ..........................      (41,358)      570,569      263,568      202,750      (618,198)      (79,255)
                                                ----------   -----------  -----------  -----------
Net (loss) income ...........................   (4,246,356)   24,571,592    4,600,347   (6,715,494)  (55,372,126)   (7,098,992)
                                                ----------   -----------  -----------  -----------
(Loss) earnings per share - basic ...........    (4,246.36)    24,571.59         0.44        (0.53)        (5.48))       (0.70)
                                                ----------   -----------  -----------  -----------
(Loss) earnings per share - diluted .........    (4,246.36)    24,571.59         0.44        (0.53)        (5.48)        (0.70)
                                                ----------   -----------  -----------  -----------
Weighted average number of shares outstanding
- basic (See note (1)) ......................        1,000         1,000   10,538,630   12,700,000    10,100,000    10,100,000
                                                ----------   -----------  -----------  -----------
Weighted average number of shares outstanding
- diluted (See note (1)) ....................        1,000         1,000   10,575,467   12,700,000    10,100,000    10,100,000
                                                ==========   ===========  ===========  ===========   ===========    ==========

No dividends have been paid during the periods indicated above.


BALANCE SHEET DATA:

                                                                        As of March 31,
                                         -----------------------------------------------------------------------------
                                             1998          1999        2000          2001        2002          2002
                                         -----------   -----------  -----------  -----------  -----------   ----------
                                             HK$           HK$           HK$          HK$         HK$           US$
Total assets...........................  126,578,854   221,500,707  386,945,862  343,317,913  259,466,075   33,264,881
Long-term debt ........................          Nil    30,327,409    9,981,610    5,876,352          Nil          Nil
Total stockholders' (deficit) equity...   (3,719,657)   22,271,842  182,027,011  172,201,833  119,318,444   15,297,238

(1)  Adjusted to give effect to a 999-for-one stock split effected in August
     1999.

(2) As of March 31, 1998, 1999, 2000, 2001 and 2002, Shanghai Chingchu Property Development Limited, a Sino-foreign equity joint venture organized under the laws of the People's Republic of China, or Shanghai Chingchu, one of our operating subsidiaries had a total of HK$ 123.5 million, HK$ 81 million, HK$ 76 million, HK$ 73.41 million and HK$ 26.64 million, respectively, of outstanding mortgage loans subject to performance guarantees. Shanghai Chingchu has agreed to secure the obligations of California Gardens home purchasers to make repayment to the mortgages of their homes. The performance guarantees provide that upon default by a home purchaser of its obligation to repay the mortgage installments for three consecutive months, the relevant mortgage bank may require Shanghai Chingchu to pay the outstanding mortgage. The guarantees will be released when the property title deeds are passed to the relevant mortgage banks as security for the mortgage loans. As of March 31, 2002, Shanghai Chingchu has not been required to make any payment under these performance guarantees.

KEY OPERATING DATA:

     The following tables set forth key operating data for the Company as of March 31, 2002:

a)   Revenue recognized for the sale of homes in California Gardens:

                                                       Fiscal year ended March 31,
                                            ----------------------------------------------
                                             1999           2000         2001         2002
                                            ------         ------       ------       -----
                                                           (in HK$ millions)
Phase I..............................        35.26           0.23         1.14        1.10
Phase II.............................       234.66          22.71         2.09        0.17
Phase IIA............................            -              -        25.04       16.91
Phase III............................            -         151.13         1.89        6.78
Phase IV.............................            -              -       137.69       47.73
                                            ------         ------       ------       -----
Total                                       269.92         174.07       167.85       72.66
                                            ======         ======       ======       =====


Under US GAAP, we recognize revenue from the sale of homes on a percentage of completion basis. The tables below, however, provide information based upon the purchase price of units for which a sales purchase agreement has been executed, plus the amount of deposits, or booking fees received by us for units which have not been purchased.

a)   Total revenue:

--------------------------------------------------------------------------
                   AS OF MARCH 31, 2001           AS OF MARCH 31, 2002
--------------------------------------------------------------------------
                 NUMBER OF    TOTAL SALES      NUMBER OF     TOTAL SALES
                   UNITS         VALUE           UNITS           VALUE
--------------------------------------------------------------------------
                               HK$ '000                       HK$ '000
--------------------------------------------------------------------------
Purchased          1,913        676,465          2,073        767,660
--------------------------------------------------------------------------
Booked                90         37,309             13          6,269
--------------------------------------------------------------------------
Total              2,003        713,774          2,086        773,929
--------------------------------------------------------------------------

b) During the fiscal years ended March 31, 2001 and March 31, 2002, we received a total of HK$1.69 million and HK$0.11 million in booking fees, respectively and HK$0.47 million and HK$0.08 million booking fees were owed to us by home buyers, respectively. As of March 31, 2001 and March 31, 2002, the average unit booking fee taken by us was HK$18,400 and HK$8,310, respectively. As of March 31, 2001 and March 31, 2002, the average unit price was HK$406,400 and HK$478,065 for homes sold, respectively. Average unit price is comprised of a HK$18,400 booking fee and HK$388,000 balance of the home price for the year ended March 31, 2001 and a HK$8,310 booking fee and HK$469,755 balance of the home price for the year ended March 31, 2002.

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

For the year ended March 31, 2001, the following table sets forth information as to the timing of payment of the purchase price balance by home buyers who paid a booking fee:

A -- represents: the home buyers who made the timely payment of at least 90% of the purchase price, i.e. within 2 months from the date of signing the pre-sales agreement.

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

------------------------------------------------------------------------------------
                  Phase I                    Phase II                 Phase IIA
           -------------------------------------------------------------------------
           No. of       Percent      No. of       Percent      No. of      Percent
Category    Units                     Units                     Units
------------------------------------------------------------------------------------
A             78         21.25%        205         27.37%        18         43.90%
------------------------------------------------------------------------------------
B            289         78.75%        540         72.10%        10         24.39%
------------------------------------------------------------------------------------
C              0          0.00%          4          0.53%         5         12.20%
------------------------------------------------------------------------------------
D              0          0.00%          0          0.00%         8         19.51%
------------------------------------------------------------------------------------
Total        367        100.00%        749        100.00%        41        100.00%
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                       Phase III                  Phase IV             Total of all Phases
                    ----------------------------------------------------------------------
                    No. of     Percent       No. of      Percent       No. of      Percent
Category             Units                    Units                    Units
------------------------------------------------------------------------------------------
A                     158       40.20%          238       65.57%          697       36.43%
------------------------------------------------------------------------------------------
B                     223       56.74%           79       21.76%        1,141       59.65%
------------------------------------------------------------------------------------------
C                      10        2.55%            8        2.20%           27        1.41%
------------------------------------------------------------------------------------------
D                       2        0.51%           38       10.47%           48        2.51%
------------------------------------------------------------------------------------------
Total                 393      100.00%          363      100.00%        1,913      100.00%
------------------------------------------------------------------------------------------

For the year ended March 31, 2002, the following table sets forth information as to the timing of payment of the purchase price balance by home buyers who paid a booking fee:

E -- represents: the home buyers who made the timely payment of 90% of the purchase price, i.e. within 2 months from the date of signing the pre-sales agreement.

F -- represents: the home buyers who were late in paying 90% of the purchase price, but paid the 90% of the purchase price as at March 31, 2002.

G -- represents: the home buyers who are currently late in their payment of 90% of the purchase price, but have paid a portion of the amount due, the booking fee excepted.

H -- represents: the home buyers whose purchase price balance is not currently due.

------------------------------------------------------------------------------------------
                       Phase I                  Phase II                 Phase IIA
                    ----------------------------------------------------------------------
                    No. of     Percent        No. of     Percent         No. of    Percent
Category             Units                     Units                     Units
------------------------------------------------------------------------------------------
E                      46       12.47%          136       18.16%           26       37.68%
------------------------------------------------------------------------------------------
F                     322       87.26%          612       81.71%           38       55.07%
------------------------------------------------------------------------------------------
G                                0.00%            1        0.13%            2        2.90%
------------------------------------------------------------------------------------------
H                       1        0.27%            -        0.00%            3        4.35%
------------------------------------------------------------------------------------------
Total                 369      100.00%          749      100.00%           69      100.00%
------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
                       Phase III                   Phase IV            Total of all Phases
                    ----------------------------------------------------------------------
                    No. of     Percent        No. of     Percent      No. of       Percent
Category             Units                    Units                   Units
------------------------------------------------------------------------------------------
E                      76       18.58%          222       46.54%          506       24.41%
------------------------------------------------------------------------------------------
F                     320       78.24%          224       46.96%        1,516       73.13%
------------------------------------------------------------------------------------------
G                       7        1.71%           15        3.14%           25        1.21%
------------------------------------------------------------------------------------------
H                       6        1.47%           16        3.35%           26        1.25%
------------------------------------------------------------------------------------------
Total                 409      100.00%          477      100.00%        2,073      100.00%
------------------------------------------------------------------------------------------

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

d) Status of payment for homes purchased; total sales value is based on the full purchase price of the home purchased:

-------------------------------------------------------------------------------------------
                           Number of       Total Sales           Amount              Amount
AS OF MARCH 31, 2001        Units            Value             Received              Owing
-------------------------------------------------------------------------------------------
                                            HK$'000             HK$'000             HK$'000
-------------------------------------------------------------------------------------------
Phase I                       367           108,808             108,891                 -83
-------------------------------------------------------------------------------------------
Phase II                      749           255,109             254,050               1,059
-------------------------------------------------------------------------------------------
Phase IIA                      41            25,041              19,173               5,867
-------------------------------------------------------------------------------------------
Phase III                     393           149,827             147,066               2,761
-------------------------------------------------------------------------------------------
Phase IV                      363           137,680             123,866              13,814
-------------------------------------------------------------------------------------------
Total                       1,913           676,465             653,046              23,418
-------------------------------------------------------------------------------------------

As at March 31, 2001, Phases I, II, IIA, III and IV have been constructed and are currently ready for delivery or have been delivered.

------------------------------------------------------------------------------------------
                          Number of       Total Sales          Amount               Amount
AS OF MARCH 31, 2002       Units            Value             Received              Owing
------------------------------------------------------------------------------------------
                                           HK$'000             HK$'000             HK$'000
------------------------------------------------------------------------------------------
Phase I                      369           112,329             111,787                 542
------------------------------------------------------------------------------------------
Phase II                     749           260,833             260,451                 383
------------------------------------------------------------------------------------------
Phase IIA                     69            43,349              41,402               1,940
------------------------------------------------------------------------------------------
Phase III                    409           160,231             157,412               2,818
------------------------------------------------------------------------------------------
Phase IV                     477           190,919             183,511               7,408
------------------------------------------------------------------------------------------
Total                      2,073           767,660             754,569              13,091
------------------------------------------------------------------------------------------

As at March 31, 2002, Phases I, II, IIA, III, and IV have been constructed and are currently ready for delivery or have been delivered.

The following table sets forth a categorical analysis of the status of payment of homes as at March 31, 2002:

-------------------------------------------------------------------------------------------------
                     Phase I       Phase II     Phase IIA    Phase III      Phase IV       Total
                     ----------------------------------------------------------------------------
Category             HK$'000       HK$'000       HK$'000      HK$'000       HK$'000       HK$'000
-------------------------------------------------------------------------------------------------
E                                                  (423)                        (8)         (431)     (note below)
-------------------------------------------------------------------------------------------------
F                      (97)            0              0           (2)            0           (99)     (note below)
-------------------------------------------------------------------------------------------------
G                        0           383            644        1,184         3,382         5,593
-------------------------------------------------------------------------------------------------
H                      639             0          1,719        1,636         4,034         8,028
-------------------------------------------------------------------------------------------------
Total                  542           383          1,940        2,818         7,408        13,091
-------------------------------------------------------------------------------------------------

Note: These represent over-payment from customers and should be refunded to customers.


e)   The number of homes completed but not sold is as follows:

--------------------------------------------------------------------------------------
                               Number of Homes     Number of Homes     Number of Homes
AS AT MARCH 31, 2001             Completed              Sold              Not Sold
--------------------------------------------------------------------------------------
Phase I                              367                 367                   -
--------------------------------------------------------------------------------------
Phase II                             752                 749                   3
--------------------------------------------------------------------------------------
Phase IIA                             74                  41                  33
--------------------------------------------------------------------------------------
Phase III                            416                 393                  23
--------------------------------------------------------------------------------------
Phase IV                             545                 363                 182
--------------------------------------------------------------------------------------
Total                              2,154               1,913                 241
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                               Number of Homes     Number of Homes     Number of Homes
AS AT MARCH 31, 2002              Completed             Sold              Not Sold
--------------------------------------------------------------------------------------
Phase I                              375                 369                  6
--------------------------------------------------------------------------------------
Phase II                             752                 749                  3
--------------------------------------------------------------------------------------
Phase IIA                             74                  69                  5
--------------------------------------------------------------------------------------
Phase III                            416                 409                  7
--------------------------------------------------------------------------------------
Phase IV                             545                 477                 68
--------------------------------------------------------------------------------------
Total                              2,162               2,073                 89
--------------------------------------------------------------------------------------

EXCHANGE RATE INFORMATION

     The following table sets forth the average buying rate for Renminbi and Hong Kong dollars expressed as per one U.S. dollar for the fiscal years 1998, 1999, 2000, 2001 and 2002.

                  Renminbi       Hong Kong Dollars
Fiscal Year      Average(1)         Average(1)
-----------      ----------      -----------------
1998               8.3105             7.7428
1999               8.2916             7.7479
2000               8.2783             7.7685
2001               8.2783             7.7977
2002               8.2873             7.7977

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

Month Ended                             Renminbi                    Hong Kong Dollars
-----------                      ----------------------          ----------------------
                                  High             Low            High            Low
                                 ------          ------          ------          ------
May 31, 2002                     8.3419          8.1588          7.8080          7.7580
June 30, 2002                    8.3419          8.1759          7.8080          7.7580
July 31, 2002                    8.3262          8.1387          7.8050          7.7600
August 31, 2002                  8.3084          8.1387          7.8050          7.7600
September 30, 2002               8.3080          8.1387          7.8000          7.7600
October 31, 2002                 8.2773          8.2668          7.8024          7.7898

     On November 25, 2002, the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank in New York was one U.S. dollar equals 7.8000 Hong Kong dollars or 8.2671 Renminbi.


B.   RISK FACTORS

RISKS RELATING TO OUR COMPANY

WE HAVE LIMITED OPERATING HISTORY UPON WHICH YOU MAY EVALUATE US.

     We only commenced operations in 1997. Accordingly, our limited operating history makes predicting our future operating results, including operating expenses, difficult. Our revenues may not grow at the rate that we anticipate, or may not continue at their current levels.

WE HAVE EXPERIENCED LOSSES OF HK$6,715,494 OR US$860,962 AND HK$55,372,126 OR US$7,098,992 FROM OPERATIONS FOR THE YEARS 2001 AND 2002, RESPECTIVELY, AND IF WE LOSE THE FUNDING SUPPORT FROM FAR EAST CONSORTIUM, IT IS UNCERTAIN THAT WE WILL BE ABLE TO CONTINUE AS A GOING CONCERN.

     For the years ended March 31, 2001 and 2002, we have experienced a net loss of HK$6,715,494, or US$860,962 and HK$55,372,126, or US$7,098,992, respectively, from operations. In addition, we had net current liabilities outstanding as of March 31, 2002. Although our major shareholder, Far East Consortium, has agreed to provide adequate funds to enable us to meet in full our financial obligations as they fall due for the near future, without the addition of new funding, there is substantial uncertainty whether we will be able to pay our debts as and when they fall due and extinguish our liabilities in the normal course of business if the support from Far East Consortium ends for whatever reason.


TO DATE, ALL OF OUR REVENUES HAVE BEEN DERIVED FROM THE DEVELOPMENT OF CALIFORNIA GARDENS.

     Shanghai Chingchu, one of our operating subsidiaries, began construction of our first property development project, California Gardens, in 1997.

     We derived all of our profits and losses for the fiscal years ended March 31, 1998, 1999, 2000, 2001 and 2002 from the sale of units in California Gardens. Our future results will heavily depend on the development and sale of units in the additional phases and on our ability to undertake new property projects, which involves identifying suitable development sites.

     We have encountered local zoning issues where a portion of our real property earmarked for development may be subject to compulsory acquisition by the government. Presently, acquisition of additional tracts of land in Shanghai and other parts of major cities in China have been cost prohibitive due to recent increases in land cost. Furthermore, we have no land bank for future development.

     If Shanghai Chingchu is unable to generate satisfactory sales for its California Garden units or if we cannot acquire additional land for development or if land we have earmarked for development is compulsorily acquired by the government, our business growth and prospects will be impaired.


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


THE AGREEMENT TO DISPOSE OF CERTAIN PROPERTY INTERESTS RELATED TO THE CALIFORNIA GARDENS PROJECT TO A RELATED PARTY FOR A PROMISSORY NOTE HAS BEEN TERMINATED.

     On March 30, 2001, the Company entered an agreement with Wonder China Investments Limited, or Wonder China, a wholly-owned subsidiary of Far East Consortium International Limited, a Cayman Islands corporation, or Far East Consortium, the Company's major shareholder, disposing of its 100% interest in Top Trend Development Limited, a British Virgin Islands corporation, or Top Trend. Under the terms of this agreement, the Company has agreed to sell to Wonder China (a) the entire issued share capital of Top Trend and (b) a debt in the approximate amount of HK$18,414,717 advanced as a shareholder loan by the Company to Top Trend, in exchange for (y) HK$1,280,000 in cash paid as of March 30, 2001, or the Deposit, and (z) a HK$126,720,000 promissory note, or the Promissory Note. The HK$126,720,000 Promissory Note was due originally on September 30, 2001. Due to a change in Chinese law, however, a warranty contained in the agreement regarding the commercial use of land held indirectly by Top Trend was not fulfilled and the parties had agreed to extend the due date of the Promissory Note by six months to March 31, 2002. The parties had also delayed completion of the transaction until March 31, 2002. On or about March 31, 2002, the warranty was still not fulfilled and the parties had agreed to extend the due date of the Promissory Note to September 30, 2002 and delayed the completion of the transaction until September 30, 2002. On or about September 30, 2002, the warranty was still not fulfilled and the parties mutually agreed to terminate the transaction. As of October 2, 2002, the transaction was terminated, the Promissory Note was cancelled and the Company is obligated, and is preparing, to refund to Wonder China the HK$1,280,000 Deposit. The parties have agreed to waive any and all claims against the other in connection with the termination of the transaction.


OUR GROWTH HAS BEEN DECLINING AND MAY DECLINE FURTHER

     Our growth has been declining and may decline further in the near future due to various factors in the China homes market. Some of the factors of the declining growth include 1) the rezoning of property by the local government that will likely to have an adverse effect on the popularity and sales of our homes; 2) increase competition from the existing and new property developers; 3) the Company's inability to raise sufficient funding for expansion both from the financial institution and capital market due to the adverse market condition; and 4) the general economic downturn in the world economy.


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


WE HAVE EXPERIENCED TURNOVER IN MANAGEMENT AND OUR SUCCESS IS DEPENDENT ON OUR SENIOR MANAGEMENT TEAM AND KEY EMPLOYEES WHO WE MAY NOT BE ABLE TO RETAIN.

     During fiscal 2001, we have experienced a significant turnover in management. In January 2002, Ms. Peggy Pui Ki Ng replaced Mr. Ton Voon Lim as our Chief Executive Officer and continues in her capacity as Senior Vice President of Marketing and Sales. In December 2001, Mark Kallan resigned as our Senior Vice President of Investor Relations and his duties were taken over by Gerald Breslaeur, who is also our Company Secretary. In August 2001, Henry Chen resigned as Vice President of Advertising and has not been replaced. In December and September of 2001, Mr. Jay Haft and Mr. Charles Stein, respectively, each resigned as a directors and they have not been replaced. In September 2002, Mr. Gao Yang Zhi resigned as Vice-President of Engineering and has not yet been replaced. In light of these recent changes in management, our future performance will depend in part on our ability to successfully hire suitable replacements for key management positions and integrate our key personnel into our management team and into the Company as an integrated unit.

     Further, if one or more members of our senior management team or key employees, including Ms. Ng, our Chief Executive Officer and Senior Vice-President of Marketing and Sale, were unable or are unwilling to continue in their present positions, our business, financial condition and operating results could be materially adversely affected. Most members of our senior management do not have employment agreements.

     We plan to hire additional employees to replace some of the employees who have resigned to manage the Company, however, competition for personnel, particularly for employees with management and technical expertise, is intense. Our business, financial condition, liquidity and operating results may be materially adversely affected if we cannot hire and retain suitable personnel.


THE INTERESTS OF FAR EAST CONSORTIUM, OUR CONTROLLING SHAREHOLDER, MAY CONFLICT WITH OUR INTERESTS AND THE INTERESTS OF OUR OTHER SHAREHOLDERS, AND FAR EAST CONSORTIUM MAY PLACE THEIR INTERESTS BEFORE THE INTERESTS OF OUR OTHER SHAREHOLDERS.

     Far East Consortium owns approximately 63.88% of our outstanding Common Shares. Accordingly, they have the power to elect all our directors and to approve most matters presented to our shareholders for a vote. Far East Consortium's ownership might discourage someone from making a significant equity investment in us, even if we need the investment to meet our obligations and to operate our business.


WE WILL REQUIRE ADDITIONAL CAPITAL RESOURCES TO DEVELOP ADDITIONAL PROJECTS, AND THESE RESOURCES MAY NOT BE AVAILABLE WHEN NEEDED OR AT ALL.

     We will require additional capital resources to develop additional residential projects. Prior to our initial public offering in March 2000, we relied primarily on financing from Far East Consortium. We expected to derive capital resources from internally generated funds, borrowings and the issuance of additional equity or debt securities. However, after initially reaching prices of up to US$11.00 per Common Share in the first half of the year ended 2000, the price of the Company's Common Shares has steadily dropped. In October of 2002, the price of the Company's Common Shares and Warrants dropped to as low as US$0.11 and US$0.03, respectively, although as of the end of November, 2002, they have recovered to US$0.48 and US$0.07 respectively. Under the present circumstances, it is unlikely that we will be able to obtain additional financing on satisfactory terms, or at all. If we are unable to obtain additional financing, we will not be able to develop additional real estate projects and our business development will be curtailed until such time as additional funding is obtained.

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

     All our revenues are currently generated in Shanghai, China. Accordingly, demand for our homes could decrease resulting in lower revenues if there occurs an adverse change in Shanghai's local economy and other conditions, such as rates of unemployment and inflation, emergence of new residential and commercial property developments, property values generally and changes in local governmental regulations. We intend to expand into other regions in China, which we expect will reduce the overall risk of having all of our operations concentrated in one city. However, new markets in other areas of China may prove to be less stable than the Shanghai market and may involve delays, problems and expenses not encountered by us in Shanghai which may adversely affect our business.


THE MANNER IN WHICH WE RECOGNIZE PROFITS AND EXPENSES FOR ACCOUNTING PURPOSES MAY NOT BE AN ACCURATE REFLECTION OF OUR SALES LEVELS OR OTHER IMPORTANT EVENTS AFFECTING THE CONSTRUCTION OF OUR HOMES.

     We use the percentage of completion method to recognize income from the development and sale of our homes when construction has progressed beyond the preliminary stage. The amount of income that we recognize from the pre-sale of our units is based on the proportion of construction costs incurred up to the accounting date to the estimated total construction costs to completion, but is limited to the amount of sales proceeds received and receivable. Accordingly, our reported results from operations are sensitive to the progress of actual construction of our units and the changes in our estimated total construction costs. See note 2 of the notes to consolidated financial statements.


OUR PROFITS WHICH MAY BE AVAILABLE FOR DISTRIBUTION MAY BE LIMITED.

     We mainly carry out our property development business through our subsidiaries and Sino-foreign equity joint ventures established in China. Profits available for distribution by these companies are determined in accordance with accounting principles and financial regulations in China, and profits as so determined differ from profits determined in accordance with US GAAP in certain significant aspects, which include the use of different bases for recognition of revenues and expenses. Under relevant Chinese foreign investment laws and regulations, profits available for distribution are determined after transfers to statutory reserve funds and the payment of taxes. Under the Law of the People's Republic of China on Chinese Foreign Equity Joint Ventures and its implementing rules, the Regulations of the People's Republic of China Concerning Financial Administration of Foreign Investment Enterprise and the Accounting System of the People's Republic of China for Foreign Investment Enterprises, profits may be distributed as dividends only after the following payments are made: (1) the enterprise income tax; (2) to cover previous years' losses; (3) payments to the reserve fund, enterprise development fund, the bonus and welfare fund for staff and workers (to be determined by the Company's board of directors and, in the case of California Gardens, the amount paid out for such funds amounts to approximately 15.5% of the payroll); and (4) compensation, liquidated damages, late-payment penalties, penalty interest and fines. As of March 31, 2002, we had profits under China GAAP of RMB 19.10 million, or HK$ 17.96 million or US$ 2.30 million, which were available for distribution to shareholders as dividends.


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


WE ARE SUBJECT TO CLAIMS UNDER PERFORMANCE GUARANTEES FOR OUR HOME PURCHASERS.

     Shanghai Chingchu usually arranges bank financing for the purchasers of our homes in California Gardens and provides guarantees to secure the obligations of these purchasers to make repayment to the mortgagees of their homes. Under the terms of the performance guarantees, upon default by the home purchaser of his obligation to repay the mortgage installments for three consecutive months, the relevant mortgage bank may require Shanghai Chingchu to pay the outstanding mortgage principal together with accrued interest of the relevant property, subject to transferring all its rights and interests in the property to Shanghai Chingchu. As of March 31, 2002, the Company had a total of HK$ 26.64 million of outstanding mortgage loans subject to performance guarantees. As of March 31, 2002, we have not been required to make any payment under these performance guarantees. There is no assurance that the purchasers whose mortgage facilities are covered by these performance guarantees will comply with all relevant provisions regarding the repayment of the mortgage loans, and substantial costs may be incurred by Shanghai Chingchu if these provisions are breached and the performance guarantees are invoked. The performance guarantees will be released when the property title deeds are passed to the relevant banks as security for the mortgage loans.

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


RISKS RELATING TO OUR COMMON SHARES AND WARRANTS

THE PRICE OF OUR COMMON SHARES AND WARRANTS IS LIKELY TO BE HIGHLY VOLATILE

     The market price of our Common Shares and Warrants is likely to be, and has been, highly volatile as the stock market in general, and the market for start-up companies in particular, has been highly volatile. Investors may not be able to resell their Common Shares and Warrants following periods of volatility because of the market's adverse reaction to such volatility. The trading prices of many start-up companies' stocks have been highly volatile. Within the last 52 weeks, the market prices of these companies' stocks have both reached historical highs with relative valuations substantially above historical levels, as well as lows well below such historical high marks. Factors that could cause such volatility may include, among other things:

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

WE MAY HAVE DIFFICULTY IN MEETING MINIMUM FINANCIAL REQUIREMENTS FOR CONTINUED LISTING ON THE NASDAQ SMALL CAP MARKET.

     Trading of our Common Shares and Warrants on the Nasdaq National Market commenced on March 10, 2001. Due to a general downturn in markets, we had difficulty maintaining continued listing standards on the Nasdaq National Market and therefore moved our Common Shares and Warrants to the Nasdaq Small Cap Market in August 2001. Since early September 2001 until the date of this Annual Report, the price of our Common Shares was trading below the US$1.00 minimum bid price. In response to market conditions caused by the terrorist attack in New York, New York on September 11, 2001, Nasdaq declared an across-the-board moratorium on the minimum bid and public float requirements, thereby preventing delisting from the Nasdaq markets on these bases until January 2, 2002. However, since January 2, 2002, the price of our Common Shares has declined to well below the NASDAQ maintenance standard minimum bid price of US$1.00. As of October 2002, the price of our Common Shares and Warrants have dropped to as low as US$0.11 and US$0.03, respectively, although as of the end of November, 2002, they have recovered to US$0.48 and US$0.07 respectively. There can be no assurance that the Common Shares will increase to above the minimum bid price requirement and if it does not, there can be no assurance that the Common Shares will not be de-listed from the Nasdaq Small Cap Market in the near future.


THE MARKET PRICE OF OUR COMMON SHARES MAY DECLINE AS A RESULT OF FLUCTUATIONS IN OUR YEARLY RESULTS. THE FOLLOWING FACTORS MAY AFFECT OUR YEARLY RESULTS: THE SEASONALITY OF OUR REVENUES, THE GENERAL LEVEL OF MARKET ACCEPTANCE OF OUR HOMES, INTENSE COMPETITION AND UNCERTAIN GOVERNMENTAL REGULATIONS IN THE AREA OF REAL ESTATE.

     We expect that our yearly operating results will fluctuate significantly due to many factors, many of which are beyond our control, including:

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


IF OUR PRE-INITIAL PUBLIC OFFERING SHAREHOLDERS SELL SHARES ELIGIBLE FOR FUTURE SALE, THE MARKET PRICE OF OUR COMMON SHARES MAY DECLINE.

     If our pre-initial public offering shareholders sell substantial amounts of our Common Shares, including shares issued upon the exercise of outstanding options and warrants, in the public market, then the market price of our Common Shares could fall. On the date of this Annual Report, all Common Shares, including the 2,300,000 Common Shares which were sold in the offering, which number includes the exercise by Barron Chase Securities, Inc., our managing underwriter, of its over-allotment option, are freely tradable. Our directors and officers had agreed with our managing underwriter not to sell or otherwise dispose of any of our securities for a period of 24 months from March 8, 2000, the effective date of our offering, without its prior written consent. The restriction of the sale of securities lapsed in March 2002. Sales of substantial amounts of our Common Shares or Warrants, or the potential for such sales, in the public market could materially adversely affect the market price of our Common Shares or Warrants.

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


YOU MAY EXPERIENCE DIFFICULTIES IN EFFECTING SERVICE OF LEGAL PROCESS AND ENFORCING JUDGMENTS AGAINST NEW CHINA HOMES AND OUR DIRECTORS.

     We are a Cayman Islands company and substantially all of our assets and our subsidiaries are located in China. In addition, all of our directors are non-residents of the United States, and all or a substantial portion of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon any of our directors; including with respect to matters arising under the U.S. federal securities laws and applicable state securities laws. Moreover, there is doubt as to whether the courts of the Cayman Islands or China would enforce judgments of United States courts against us or our directors predicated on the civil liability provisions of the securities laws of the United States or any state thereof or in original actions brought in the Cayman Islands or China, liabilities against us or such non-residents predicated upon the U.S. federal securities laws and applicable state securities laws. See Item 10 -- Enforceability of Civil Liabilities and Certain Foreign Issuer Considerations.

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

     On April 2, 1999, we entered into consulting agreements with Messrs. Stein, Haft and Kallan and Silver Pacific Trading Ltd., or Silver Pacific, all of whom are now shareholders of the Company. In March 2000, we completed the initial public offering of our Common Shares and Warrants, or the IPO, and listed each of those securities on the Nasdaq National Market. Messrs. Stein, Haft and Kallan, Silver Pacific Trading Ltd. and Far East Consortium, or the Founders, agreed to established net income thresholds for the first and second years following our IPO amounting to US$10 million and US$20 million, respectively, whereby in each of these two years, 25% of the Founders' Common Shares are subject to redemption and cancellation by the Company in the event the net income thresholds are not met. For the year ended March 31, 2001, the first year following the closing date of our IPO, the Company incurred a net loss of HK$ 6,715,494, or US$ 860,962, thereby falling under the US$10 million threshold. Effective April 1, 2001, 2.6 million Common Shares were cancelled. For the year ended March 31, 2002, the second year following the closing date of our IPO, the Company incurred a net loss of HK$55,372,126 or US$7,098,992, thereby falling under the US$20 million threshold. Effective April 1, 2002, an additional 2.6 million Common Shares were cancelled. For further information about the cancellation of shares, please refer to note 1 of our notes to consolidated financial statements.

     On December 9, 1999, the Company formed Chingchu (Shanghai) Real Estate Development Company Limited by contributing certain commercial land interests to Chingchu (Shanghai) Real Estate Development Company Limited.

     At March 31, 2000, we entered into a co-operative joint venture agreement with Beijing Jida Real Estate Development Company, or Beijing Jida, and Beijing Minglihua Property Consultants Co., Ltd., or Beijing Minglihua, and established Beijing Chingchu to develop and sell Millennium Towers. Due to overall cost considerations, we have cancelled the Millennium Towers project. Therefore, during the year ended March 31, 2001, the Company withdrew from its 100% interest in Beijing Chingchu Zhichun Gardens Property Development Co., Ltd., or Beijing Chingchu, a Sino-foreign cooperative joint venture organized under the People's Republic of China. Pursuant to such withdrawal, the Company's original contribution of capital to Beijing Chingchu has been returned to the Company.

     The Company formed Top Trend on September 22, 2000. On March 12, 2001, the Company contributed to Top Trend its shares in Chingchu (Shanghai) Real Estate Development Company Limited, whose major asset is a commercial land interest that is part of the California Gardens project.

     On March 30, 2001, the Company entered an agreement with Wonder China Investments Limited, or Wonder China, a wholly-owned subsidiary of Far East Consortium, the Company's major shareholder, to dispose of its 100% interest in Top Trend. Under the terms of this agreement, the Company will sell to Wonder China (a) the entire issued share capital of Top Trend and (b) a debt in the approximate amount of HK$18,414,717 advanced as a shareholder loan by the Company to Top Trend, in exchange for (y) HK$1,280,000 in cash, or the Deposit, paid as of March 30, 2001 and (z) a HK$126,720,000 promissory note, or the Promissory Note of Wonder China. The HK$126,720,000 Promissory Note was due originally on September 30, 2001. Due to a change in Chinese law, however, a warranty contained in the agreement regarding the commercial use of land held indirectly by Top Trend was not fulfilled and the parties had agreed to extend the due date of the Promissory Note by six months to March 31, 2002. The parties had also delayed completion of the transaction until March 31, 2002. On or about March 31, 2002, the warranty was still not fulfilled and the parties had agreed to extend the due date of the Promissory Note to September 30, 2002 and delayed the completion of the transaction until September 30, 2002. On or about September 30, 2002, the warranty was still not fulfilled and the parties mutually agreed to terminate the transaction. As of October 2, 2002, the transaction was terminated, the Promissory Note was cancelled and the Company is obligated, and is preparing, to refund to Wonder China the HK$1,280,000 Deposit. The parties have agreed to waive any and all claims against the other in connection with the termination of the transaction.

     In August 2001, the Company moved its Common Shares and Warrants from the Nasdaq National Market to the Nasdaq Small Cap Market.


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

     OUR CALIFORNIA GARDENS PROJECT

     In May 1997, Shanghai Chingchu began construction of our first planned residential community, called California Gardens. California Gardens is located on a 350-acre site just inside the northwestern corner of the outer ring road surrounding the city of Shanghai. When completed, our development will feature the following:

     - an 8,161 unit residential and commercial development representing a total of approximately 10 million square feet.
     - The residential development will provide an average floor space of GFA 1,400 square feet per unit and feature front yards convertible to carports and a back yards;
     - Close proximity to one of Shanghai's main motor transportation arteries, which is located within eight miles of the city center; and
     - A wide range of amenities, making California Gardens a full service residential community. These amenities include the following:

          -   kindergartens, primary and high schools;
          - full sports facilities, including swimming pools and a pitch and putt golf area;
          -   a meeting and conference facility;
          -   a 24-hour medical clinic;
          -   an on-site motel; and
          -   retail shopping, restaurants and a country club.

     As of March 31, 2002, Shanghai Chingchu had completed the construction of 2,162 homes and sold 2,073 homes. Shanghai Chingchu is developing and marketing our homes at California Gardens in five phases consisting of a specified number of homes. Phase I consists of 375 homes. Each home in Phase I has been sold. The construction of Phase II, consisting of a total of 752 homes which was offered in two-subdivisions, was completed in June 1999 and we have delivered all homes in that Phase. Phase IIA consists of 74 semi-detached home units that have been completed and 69 have been sold and delivered. Construction of Phase III, consisting of 416 homes was completed at the end of 1999 and we have sold and delivered 409 homes within that Phase. The first sub-division of Phase IV consists of 545 homes have been completed and we have sold and delivered 477 homes within that Phase.

     Construction of homes in the second sub-division of Phase IV, which will consist of 160 homes, commenced in October 2001 and is expected to be completed by the end of December 2002. Shanghai Chingchu presently has land use rights only for Phases I, II, IIA, III and three of the sub-divisions of Phase IV. The remaining homes in California Gardens are in different stages of planning and pre-development processing. We anticipate that development of Phase IV will be completed in 2003.


OUR BUSINESS STRATEGY

     Our objective is to complete the development and sale of homes at the California Gardens project and to develop and market other major development projects in other principal cities in China. Key elements of our business strategy include:

     - Focusing on key urban markets in China for the development of residential communities. We believe that the size and growth potential of key Chinese commercial centers coupled with the ongoing liberalization of the real estate markets offer us considerable growth opportunities. We intend to construct additional residential communities and mixed-use developments within reasonable commuting distance to Shanghai and other key Chinese population centers that have:

          - A population of more than five million where the economic development and infrastructure are established;
          - a significant level of unsatisfied demand for high quality, yet affordable homes;
          - a regulatory environment that encourages the development of our residential communities, in terms of enabling us to obtain necessary permits and approvals to engage in our business without undue difficulty or expense, and encourages individual home ownership through the use of subsidies or otherwise; and
          -   available real estate development rights at attractive prices.

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

     - Providing substantial benefits to home buyers. We believe that our residential communities provide the following benefits to home buyers:

          - affordable living space to support large families, which frequently include three generations--grandparents, parents and children;
          - amenities within or adjacent to residential communities, which may include schools, shopping centers, athletic facilities, retail shops, medical facilities, motel and country club facilities;
          - the ability to live in an environment of similar families who have also chosen to live in a planned residential community, and whose values tend to closely parallel those of the home buyer;
          - living within close proximity to public transportation to city centers; and
          - quality building management services including security, landscape and maintenance.

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


OTHER PROJECTS

     Assuming sufficient working capital raised through the public market, bank financing and/or other means, our future developments will seek to apply the techniques of the California Gardens community, and we intend to target several of China's largest cities for development. A listing of those cities follows, including their approximate city population:

                                 CITY
CITY                          POPULATION
----                          ----------
Chongqing                     15,200,000
Shanghai                      14,500,000
Beijing                       10,700,000
Chengdu                        9,700,000
Tianjin                        8,900,000
Shijiazhuang                   8,600,000
Wuhan                          7,100,000
Qingdao                        6,800,000
Shenyang                       6,700,000
Changchun                      6,700,000
Xian                           6,500,000
Guangzhou                      6,500,000

     Although we have cancelled the Millennium Tower project for cost reasons we still believe that Beijing will be the site of one of China's largest middle income housing booms, as there is presently a significant shortage of affordable residential housing for this segment of the population. This housing shortfall is projected to intensify with the continuing shift to privatized housing, and Beijing already enjoys the lowest vacancy rate for recently built homes. Additionally, the Beijing city government has set a target of 140 square feet of living space for each individual, and the present level is approximately 90 square feet. The Beijing government expects the population of Beijing to quickly rise from its present level to about 15,000,000 people, which will create the need for more than 500 million square feet of living area, which can represent more than 500,000 new homes.

     We believe that low interest rates and the availability of bank mortgage financing will allow small to medium businesses to purchase real estate rather than lease it. On this basis, we expect that the demand for quality office space in regions such as Beijing will increase in the near future. However, due to the present economic downturn, and our inability to raise additional working capital to fund additional development projects, we have no immediate plans to develop additional areas in other parts of China.

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


SALES AND MARKETING

     Our target market for residential customers is Chinese middle income families in key urban markets who want to become home owners in a planned community. The principal purchasers of our Shanghai California Gardens project are from the middle income sector. We classify a typical family income of RMB 4,000-5,000, or HK$ 3,760-4,700 or US$ 483-604, per month as middle income earners. We believe that families earning this income will be able to purchase houses costing approximately RMB 400,000-500,000, or HK$ 367,985 - 459.982 or US$ 47,178 - 58,972, through a down payment of 20% or RMB 80,000-100,000, HK$
73,597 - 91,996 or US$ 9,436-11,794, with the balance financed by a bank mortgage having a repayment period ranging from 10-20 years, resulting in a monthly payment of between RMB 2,500 - 4000, or HK$ 2,300 - 3680 or US$ 295-472.

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

     - offering a financing package for home buyers which pre-qualifies home buyers for a 80% mortgage with only a small down payment, or booking fee, which is typically no more than RMB 20,000, or HK$ 18,400 or US$ 2,359, and the balance of the purchase price paid over a staggered period between 15 days to two months;
     - advertising through various media, including national and regional television networks, radio, newspapers, magazines, posters, billboards and advertising pamphlets to reach potential purchasers;
     - generating newspaper publicity and television coverage providing wide visibility;
     - using sales literature and brochures which describe our projects and our company; and
     - operating sales centers in high-traffic downtown areas and on-site, with billboard advertising visible to large numbers of city residents.

     We have established a high level of visibility in Shanghai for our California Gardens project, and our development has received a substantial amount of local media coverage. We also believe that local awareness of our project has been facilitated through word of mouth. Sales of our homes are normally made at our sales centers situated either in the city center or at our development site. Our sales and marketing staff consists of 13 people.

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


FINANCING FOR OUR HOME PURCHASERS

     As part of our pre-sale activities, we may arrange for commercial banks to provide purchaser financing in the sale of our developments. Unlike mortgage financing in the United States, banks will typically look to the developer and the planned development to determine whether to make a commitment to provide purchaser mortgages. However, the banks retain the right to approve or reject mortgages on an individual basis based upon the perceived credit-worthiness of the home purchaser and other factors that it considers appropriate. We guarantee a customer's mortgage until the property title deeds are passed to banks as security for the respective mortgage loans. In average, the guarantee period is three months for each mortgage loan. As of March 31, 2002, the outstanding amount of unpaid mortgage loans made to purchasers of homes in our California Gardens project was approximately HK$26.64 million, or US$3.43 million or RMB28.34 million. There have been no payment defaults on any of these mortgage loans. Approximately 80% of our home buyers obtain financing at an average amount of HK$209,094, or US$26,903 or RMB 222,440.


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


PROPERTY MANAGEMENT SERVICE FEES

     One of our operating subsidiaries provides property management services to each homeowner of California Gardens for a monthly general maintenance fee which is currently US$24 per unit. These services include garbage collection, security, maintenance services, bus transportation to and from local, mass transit locations and landscaping. These property management costs will likely increase over time. Should the costs increase, we will be required to obtain approval from the proper authority prior to instituting any increase in the monthly general maintenance fee. Our operating subsidiary also provides general property maintenance services.

     The aforementioned US$ 24 monthly general maintenance service fee, however, does not cover the costs of major repairs, which may include significant work required to fix or replace the roof or facade. Residents of California Gardens must contribute RMB 3,600 to a sinking fund prior to moving in. The sinking fund covers maintenance of the roof and outside wall as well as all other major repairs that may be required within the development. The California Gardens resident's association can seek further payment from unit owners if the cost of any major repair exceeds the amount in the sinking fund. We are not responsible, however, once a standard one-year warranty has expired. Relatively minor repairs will be paid by unit owners on a job-to-job basis after the standard one-year warranty has expired. The sinking fund was kept by the PRC local government.


FUTURE PLANS AND PROSPECTS

     Our long-term business objective is to become a developer of large, planned residential communities and mixed-use projects at prime locations within major cities in China. Our management have devoted significant efforts to identifying and securing further suitable locations for future expansion. However, the Millennium Towers project has been cancelled and we have not immediate plans to develop any property in other parts of China, other than the continued development of California Gardens. We believe that, with continued economic growth and the improvement in living standards in China, there will be sustained demand for quality and well-managed residential and mixed-use developments which have well-equipped ancillary facilities.


REVENUES:

     Under US GAAP, we recognize revenue from the sale of homes on a percentage of completion basis. The Company's revenues for the fiscal years ended March 31, 2000, 2001 and 2002, all of which was derived in the People's Republic of China from our California Gardens project, is as follows:

                                                         Fiscal year ended March 31,
                                                       ------------------------------
                                                        2000         2001        2002
                                                        ----         ----        ----
                                                        HK$m         HK$m        HK$m
Phase I ............................................     0.23         1.14       1.10
Phase II ...........................................    22.71         2.09       0.17
Phase IIA ..........................................        -        25.04      16.91
Phase III ..........................................   151.13         1.89       6.78
Phase IV ...........................................        -       137.69      47.73
                                                       ------       ------      -----
Total                                                  174.07       167.85      72.66
                                                       ======       ======      =====

SEASONALITY

     The revenues we recognize may fluctuate on a seasonal basis. Because we recognize revenues utilizing the percentage of completion method, construction schedules play a critical role. As a result, we may not recognize significant revenues during the winter months because of poor weather conditions hindering our construction schedule.


RECENT TRENDS

     As at March 31, 2002, we had contracted for the expenditure of approximately HK$87.72 million in respect of land and lots under development relating to California Gardens. We expect to expend this amount within the next two years. We have also authorized but not yet contracted for additional expenditures on California Gardens of approximately HK$216.58 million.


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

     In the case of a grant by agreement, the local land bureau will provide information on the land and the basic terms upon which land use rights will be granted. Once the terms have been agreed on, a grant contract will be signed by the local land bureau and the land user. Normally, land use rules will be attached to the grant contract. A deposit is normally required to be paid and a time schedule will be specified for the payment of the balance of the land premium. Upon payment of the land premium and subject to the other requirements of the local land bureau, a State Land Use Rights Certificate will be issued to the land user. On July 1, 2001, the amended Shanghai's Land Use Right Grant Measures took effect in Shanghai. According to the Measures, a grant by agreement will not be permitted unless specifically approved by the Shanghai People's Government under special circumstances.

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

     - a formal grant contract must be entered into with the relevant land department; and

     - the land premium in respect of the land payable and the grant contract must be paid (although payment may be made from the proceeds of development).

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


ORGANIZATIONAL STRUCTURE

     As of March 31, 2002, our major shareholder was Far East Consortium, who owns 63.88% of our issued and outstanding share capital. The remaining 36.12% of our Company was held by other shareholders. As of March 31, 2002, the Company held a 100% interest in Far East Consortium China Investments Limited, a Hong Kong corporation, or Far East Investments, which holds a 98.2% interest in Shanghai Chingchu. As of March 31, 2002, the Company held a 100% interest in Top Trend, which held a 100% interest in Chingchu (Shanghai) Real Estate Company Limited. The Company entered into an agreement to sell Top Trend, which sale was to be completed on March 31, 2002. On March 31, 2002, the completion date was extended to September 30, 2002. However, in September 2002 it was mutually agreed to terminate the transaction and the transaction was terminated as of October 2, 2002. See Item 4 - History and Development for more information on the Company's sale of Top Trend to Wonder China and note 1 to the consolidated financial statements included elsewhere in this Annual Report.


PROPERTY AND EQUIPMENT

     Our principal executive offices, a 300 square feet office facility, is currently located at 16/F Far East Consortium Building, 121 Des Voeux Road, Central, Hong Kong. We are leasing our principal executive offices at an annual rent of US$ 12,000, or HK$ 93,440. We also lease an office in the United States which is located at 2255 Glades Road, Suite 112E, Boca Raton, Florida.

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

Critical Accounting Policies

The accompanying financial statements have been prepared in conformity with
USGAAP:

Completed homes - Completed homes are held for sale and stated at the lower of cost or fair value less costs to sell and are reported net of valuation reserves. If the Company determines that there has been a decline in, or the Company expects that it will be unable to recover the carrying value of the completed homes, an impairment charge may need to be recorded, which would have an adverse effect upon the Company's future operating results.

Income taxes - The charge/credit for income taxes is based on the results for the year as adjusted for items which are non-assessable or disallowed. Temporary differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of temporary differences, computed under the liability method, is recognized as deferred taxation in the financial statements. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realised. In the event we were to determine that we would be able to realise our deferred tax assets in the future in excess of their recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realise all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Allowance for warranties - Homes sold are provided with a two-year warranty against certain building defects as stipulated in China building regulations. This is covered by a warranty from the contractors who have built the homes. The Company does not record any warranty costs. A portion of the amounts to be paid to the contractors is withheld by the Company to cover any potential liability under this warranty. Historically, excess cash retained by the Company was adequate to cover the warranty liabilities. If the withheld amount is not sufficient to cover the liability under this warranty, it can have a significant impact on our future operating results and financial position.

Recognition of revenue - When homes are sold in advance of completion, profit recognized is calculated under a percentage of completion method when construction has progressed beyond the preliminary stage. Each phase is accounted for on an individual building-by-building basis. The percentage used is the proportion of construction costs (including land and common cost allocated) incurred at the balance sheet date to estimated total construction costs. Revenues recognized on this basis are limited to the amount of sales proceeds received and receivable. We follow this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a construction can be made. Recognised revenues and profits are subject to revisions as the construction progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revisions become known. Accordingly, changes in our estimates would impact our future operating results.

Property, equipment and construction-in-progress - Property and equipment are stated at cost. Depreciation and amortization is provided using the straight line method based on the estimated useful lives of the property and equipment, after taking into account their residual value, being 5 to 15 years. No impairment existed for property and equipment at March 31, 2002 or March 31, 2001. The management will assess the impairment of property and equipment periodically, further impairment may need to be recognised in the future.

Construction-in-progress represents the common facilities of California Gardens which are currently under construction. These facilities will be retained by the Company as fixed assets upon completion of the construction. The cost includes interest arising from borrowings used to finance these assets during the period of construction. The Company intends to retain ownership of the common facilities and either operate them or eventually sell the amenities. This has yet to be decided. The Company assesses the need, if any, for an impairment adjustment based on the fair value of the amenities using an undiscounted cash flow model. Upon completion, the common facilities will be depreciated over a period of 15 years. During the year ended March 31, 2002, impairment loss amounting to HK$13,000,000 has been provided for the construction-in-progress according to the assessment by the management. The management will assess the impairment of the construction-in-progress periodically, further impairment may need to be recognised in the future.


RECENTLY ISSUED ACCOUNTING POLICIES NOT YET ADOPTED

In June 2001, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" was issued. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001. This statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The statement requires that goodwill and certain other intangibles with an indefinite life, as defined in the standard, no longer be amortized. However, goodwill and such intangibles would have to be assessed each year to determine whether an impairment loss had occurred. Any impairment recognized upon adoption would be recorded as a change in accounting principle. Future impairments would be recorded in income from continuing operations. The statement provides specific guidance for testing goodwill for impairment. Based upon current information, management believes there has been no impairment of the carrying amount of assets of the Company has of the report date, as a result, management expects there to be no effect on the financial position or results of operation of the Company.

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on April 1, 2003. Management is assessing, but has not yet determined, the impact that SFAS No. 143 will have, if any, on its financial position and results of operations.

The FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and portions of APB Opinion No. 30, "Reporting the Results for Operations". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the periods in which the losses are incurred, rather than as of the measurement date as previously required. Management is assessing, but has not yet determined, the impact that SFAS No. 144 will have, if any, on its financial position and results of operations.


In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements 4, 44 and 64, Amendment to FASB Statement 13, and Technical Corrections. One of the major changes of this statement is to change the accounting for the classification of gains and losses from the extinguishment of debt. Upon adoption, the Company will follow APB 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions in determining whether such extinguishment of debt may be classified as extraordinary. The provisions of this statement related to the rescission of FASB Statement 4 shall be applied in fiscal years beginning after May 15, 2002 with early application encouraged. Management is assessing, but has not yet determined, the impact that SFAS No. 145 will have, if any, on its financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nulifies Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring.) SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Management is assessing, but has not yet determined, the impact that SFAS No. 146 will have, if any, on its financial position and results of operations.

CONTINGENT LIABILITIES

GUARANTEES

The Company has given guarantees in respect of mortgage loans provided to the buyers of California Gardens as disclosed in note 4 to the financial statements.

At March 31, 2000 and 2001, the total amount of mortgages outstanding which are subject to these guarantees was approximately HK$76 million and HK$74 million, respectively.


DEVELOPMENT COST

In July 2001, Shanghai Chingchu was sued by a contractor working for it to develop Phase III of California Garden. The contractor alleges that Shanghai Chingchu owes it approximately HK$14 million for work performed. Of this amount, approximately HK$3.8 million (net of HK$2.1 million due from this contractor) related to work encompassed by the construction contract which has not been paid by Shanghai Chingchu, which has been recorded as a liability in the accompanying financial statement as of March 31, 2002. The remaining HK$10.2 million relates to additional charges sought by the contractor. In August 2001, Shanghai Chingchu filed a counter-suit seeking approximately HK$10.6 million from the contractor asserting that it failed to comply with certain specifications of the construction contract and sought damages for the contractor's delay in completing the project. Both the contractor's suit and Shanghai Chingchu's counter-suit are pending in a PRC court. The PRC court has ordered that certain assets of the Company be frozen, including 43 units in the California Garden Project with a carrying value of HK$13.7 million, as well as receivables of approximately HK$1.7 million. The ultimate outcome of these matters is uncertain.


TAX PAYMENTS

Under the existing China tax regulations, the sale of real estate in advance of completion is subject to business tax and income tax. The Company has accrued the full amount of business tax and foreign enterprises income tax pursuant to the relevant tax regulations. The Company, however, has not made payments on account of the tax liability based on the informal understanding that it has reached with the relevant tax authority allowing the payments to be delayed until the whole project is completed. In the absence of any formal approval from the relevant tax authority, the Company may be liable for delinquent charges of approximately HK$23,256,000 and HK$36,414,000 at March 31, 2001 and 2002,
respectively.


OVERVIEW

     We commenced construction of Phase I of the California Gardens project in June 1997. Home sales in Phase I began in September 1997, and home sales in Phase II began in July 1998, in each case after obtaining a pre-sales certificate from the Shanghai House and Land Administration Bureau. Construction of Phase III with 416 homes was completed in December 1999 and construction of Phase IVA with 545 homes was completed in March 2001. Construction of Phase IVB with 160 homes commenced in November 2001 with completion expected by the end of calendar year 2002. Subsequent phases of California Gardens include Phase IVC, with 120 homes and Phase V (District 11) with 630 homes and 36 single-story commercial shops nearby the California Gardens clubhouse facilities, all of which are scheduled for completion by first quarter 2004.

     The following tables set forth information relating to homes delivered to buyers, the aggregate purchase price under new sales contracts, and sales backlog for the fiscal years ended March 31, 2000, 2001 and 2002 (HK$ in thousands):

                                                                    HOMES DELIVERED

                                                              FISCAL YEAR ENDED MARCH 31,
                        ----------------------------------------------------------------------------------------------------------
                                   2000                                2001                                   2002
                                   ----                                ----                                   ----
                        NUMBER OF       AGGREGATE           NUMBER OF          AGGREGATE             NUMBER OF          AGGREGATE
                          HOMES        SALES PRICE            HOMES           SALES PRICE              HOMES           SALES PRICE
                        ---------      -----------          ---------         -----------            ---------         -----------
                                           HK$M                                  HK$M                                     HK$M
California Gardens
  Phase I                      --             0.23                  2                1.14                    2                1.10
  Phase II                    744           258.47                  5                2.09                    0                0.17
  Phase IIA                    --               --                 41               25.04                   28               16.91
  Phase III                   391           151.13                  2               21.89                   16                6.78
  Phase IVA                    --               --                363               137.7                  114               47.73
                            -----           ------                ---               -----                  ---               -----
  TOTAL                     1,135           409.84                413               167.8                  160               72.66

                                                                   NEW SALES CONTRACTS

                                                               FISCAL YEAR ENDED MARCH 31,
                       -----------------------------------------------------------------------------------------------------------
                                   2000                                2001                                   2002
                                   ----                                ----                                   ----
                        NUMBER OF       AGGREGATE           NUMBER OF          AGGREGATE             NUMBER OF          AGGREGATE
                          HOMES        SALES PRICE            HOMES           SALES PRICE              HOMES           SALES PRICE
                        ---------      -----------          ---------         -----------            ---------         -----------
                                           HK$M                                  HK$M                                     HK$M
California Gardens
  Phase I                      --            0.223                  2                1.14                    2                1.10
  Phase II                     31            12.19                  5                2.09                    0                0.17
  Phase IIA                    --               --                 41               25.04                   28               16.91
  Phase III                   391           151.13                  2                1.89*                  16                6.78
  Phase IVA                    --               --                363              137.68                  114               47.73
                              ---           ------                ---              ------                  ---               -----
  TOTAL                       422           163.56                413              167.84                                    72.66

*Note: During the year ended March 31, 2000, homes were exchanged in and between Phases by the home buyers. The amount shown represents the total price differences of the exchanges together with the new sales. There were no homes exchanged during the year ended March 31, 2001 and 2002.

                                                                      HOMES BACKLOG

                                                               FISCAL YEAR ENDED MARCH 31,
                        ----------------------------------------------------------------------------------------------------------
                                   2000                                2001                                   2002
                                   ----                                ----                                   ----
                        NUMBER OF       AGGREGATE           NUMBER OF          AGGREGATE             NUMBER OF          AGGREGATE
                          HOMES        SALES PRICE            HOMES           SALES PRICE              HOMES           SALES PRICE
                        ---------      -----------          ---------         -----------            ---------         -----------
                                         HK$'000                                HK$'000                                  HK$'000
California Gardens
  Phase I                      --               --                 --                  --
  Phase II                      1       HK$    389                 --                  --                    1                 394
  Phase IIA                    12       HK$  7,184                 11               6,705                    3               1,910
  Phase III                     7       HK$  3,184                  8               3,762                    1                 500
  Phase IVA                   366       HK$142,342                 35              13,622                    8               3,464
  Phase IVB                   123       HK$ 48,640                 18               7,535                    8               3,464
                              ---       ----------                 --              ------                   --               -----
  TOTAL                       509       HK$201,739                 72              31,624                   21               9,733

     Home buyers pay an average booking fee of HK$18,700 per house for the year ended March 31, 2000, HK$ 18,400 per house for the year ended March 31, 2001 and HK$8,310 for the year ended March 31, 2002 and may cancel their purchase with a full refund at any time before they sign a sales contract. The sales contract is signed upon the completion of the roof structure. The booking fee is included in our backlog upon receipt. We estimate that the average period between the execution of a sales contract for a home and delivery of that home is approximately 12 to 15 months.

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

                                                         Fiscal year ended March 31,
                                                ----------------------------------------------
                                                 2000                2001                2002
                                                 ----                ----                ----
                                                                In HK$ millions
Phase I...............................            0.23                1.14                1.10
Phase II..............................           22.71                2.09                0.17
Phase IIA.............................               -               25.04               16.91
Phase III.............................          151.13                1.89                6.78
Phase IV..............................               -              137.69               47.73
                                                ------              ------               -----
Total                                           174.07              167.85               72.66
                                                ======              ======               =====

     Our backlog decreased 84.32%, or 85.85% based on bookings, to HK$ 31.62 million, 72 bookings, during fiscal 2001 from HK$201.74 million, 509 bookings, as of March 31, 2000. Our backlog decreased 69.22.%, or 70.83% based on bookings, to HK$9.733 million, 21 bookings, during fiscal 2002 from HK$ 31.62 million, 72 bookings, as of March 31, 2001.

     We will continue to develop and sell homes at the California Gardens project and seek to develop and market similar residential communities in other principal cities in China. Please refer to Item 4 Information on The Company - Our Business Strategy for the details of our business strategy.

RESULTS OF OPERATIONS

Fiscal year ended March 31, 2002 compared to fiscal year ended March 31, 2001

Our revenues from sales for the fiscal year ended March 31, 2002 decreased by 56.71% to HK$72.66 million from HK$ 167.85 million for the fiscal year ended March 31, 2001. The average selling price of homes delivered increased by 17.63% to HK$ 478,065 per unit during the fiscal year ended March 31, 2002 from HK$ 406,400 per unit during the fiscal year ended March 31, 2001, as a result of strategic upward price revision for our homes. The decrease in revenue is due to the lesser number of homes sold during fiscal 2002. The number of homes sold decreased from 413 units in fiscal 2001 to 160 units in fiscal 2002. The decrease in the number of homes sold is due primarily to a decrease in the available stock of homes as the development of homes in California Gardens was delayed due to a decrease in financial resources.

     Cost of sales for the fiscal year ended March 31, 2002 decreased by approximately 52.49 % to HK$65.32 million from HK$ 137.49 million for the fiscal year ended March 31, 2001. This decrease is primarily due to the related decrease in home sales revenues. The cost of home sales as a percentage of home sales for the fiscal year ended March 31, 2002 increased to 89.90% from 81.91% for the fiscal year ended March 31, 2001 as a result of higher land and foundation costs in Phase 4 of Districts 7A & B. As of March 31, 2002 and 2001, for homes under construction, the amount of revenue recognized, costs incurred and estimated costs to completion are as follows:

                                     March 31,
                             ------------------------
                              2001              2002
                              ----              ----
                                 (in HK$ millions)
Revenue recognized....       167.85             72.65

Cost incurred.........       137.49             65.32

Estimated costs to
completion............         0.00              0.00

     Our selling, marketing, general and administrative, or SMG&A, expenses for the fiscal year ended March 31, 2002 increased by approximately 90.4 % to HK$61.5 million from HK$32.3 million for the fiscal year ended March 31, 2001. This increase is primarily a result of impairment loss on the Club House and higher general and administrative expenses incurred during the year. The significant components of our SMG&A expenses during these periods were (a) wages and employee benefits, which represented approximately 28 % and 18.97% of our total SMG&A expenses in the fiscal year ended March 31, 2002 and 2001, respectively, (b) travel and entertainment expenses related to increasing our market exposure and establishing and enhancing relationships with third parties such as contractors, design firms and public relations, which represented approximately 1.6 % and 14.85% of our total SMG&A expenses in the fiscal year ended March 31, 2002 and 2001, respectively, (c) Provision of impairment loss on Club House totaling approximately HK$13 Million, which represented approximately 21.1%of our total SMG&A expenses for fiscal year ended March 31 2002. Overall, SMG&A expenses as a percentage of total revenues increased to 84 % in the fiscal year ended March 31, 2002 from 19.12% in the fiscal year ended March 31, 2001, primarily due to economies of scale.

     As a result of the foregoing, loss before income taxes and minority interest for the fiscal year ended March 31, 2002 was HK$53.67 million compared to a loss of HK$ 0.8 million for the fiscal year ended March 31, 2001, a decline in profitability of 6,609 %.

Fiscal year ended March 31, 2001 compared to fiscal year ended March 31, 2000.

     Our revenues from sales for the fiscal year ended March 31, 2001 decreased by 3.57% to HK$167.85 million from HK$ 174.04 million for the fiscal year ended March 31, 2000. The average selling price of homes delivered increased 19.18% to HK$ 406,400 per unit during the fiscal year ended March 31, 2001 from HK$ 341,000 per unit during the fiscal year ended March 31, 2000, as a result of strategic upward price revision for our homes. The decrease in revenue is due to the lesser number of homes sold during fiscal 2001.

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

                                     March 31,
                            --------------------------
                              2000              2001
                              ----              ----
                             (In HK$          (In HK$
                            millions)        millions)
Revenue recognized....        174.07            167.85

Cost incurred.........        140.79            137.49

Estimated costs to
completion............          0.00              0.00


     Our selling, marketing, general and administrative, or SMG&A, expenses for the fiscal year ended March 31, 2001 increased by approximately 49.8% to HK$32.3 million from HK$21.6 million for the fiscal year ended March 31, 2000. This increase is primarily a result of amortization of assets and higher general and administrative expenses incurred during the year. The significant components of our SMG&A expenses during these periods were (a) wages and employee benefits, which represented approximately 18.97% and 12.15% of our total SMG&A expenses in the fiscal year ended March 31, 2001 and 2000, respectively, (b) travel and entertainment expenses related to increasing our market exposure and establishing and enhancing relationships with third parties such as contractors, design firms and public relations, which represented approximately 14.85% and 14.15% of our total SMG&A expenses in the fiscal year ended March 31, 2001 and 2000, respectively, and (c) advertising expenses, which represented approximately 14.65% and 12.34% of our total SMG&A expenses in the fiscal year ended March 31, 2001 and 2000, respectively. Overall, SMG&A expenses as a percentage of total revenues increased to 19.26% in the fiscal year ended March 31, 2001 from 12.4% in the fiscal year ended March 31, 2000, primarily due to economies of scale.

     As a result of the foregoing, profit before income taxes and minority interest for the fiscal year ended March 31, 2001 was HK$12.4 million compared to a loss of HK$ 0.8 million for the fiscal year ended March 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL

     At March 31, 2002 we had the following loans outstanding:

                                      AMOUNT OUTSTANDING           ANNUAL INTEREST
LENDER                                  HK$ (MILLIONS)                   RATE                MATURITY DATES
------                                ------------------           ---------------           --------------
Industrial & Commercial Bank
 of China                                          18.80                     6.435%                Aug 2002
China Merchants Bank                                5.17                     4.469%               June 2002
Agricultural Bank of China                         16.10                     6.435%              April 2002
Po Sang Bank                                       1.814                   10.5000%               July 2002

Funds borrowed under these facilities were generally used for land acquisition, start-up operations, and the building of homes, as well as for working capital and other general corporate purposes. We have no additional fund availability under these credit facilities. Scheduled and estimated maturities of our borrowings after the recent extension of maturity dates of our credit facilities are approximately HK$41.90 million during fiscal 2003.


COMMITMENTS

Operating leases

     We lease office and employee accommodation under various operating leases. Rental expense under operating leases was HK$175,566 in 2000, HK$279,748 in 2001 and HK$304,358 in 2002. At March 31, 2002, we were committed under operating leases requiring minimum rentals as follows:

                                      HK$         US$
                                                (note 2)
         2003..............         262,080      33,600
         2004..............         198,198      25,410
         2005..............         208,104      26,680
         2006..............         198,627      25,465
                                    -------     -------
                                    867,009     111,155
                                    =======     =======

     Capital expenditure

     At March 31, 2002, we had contracted for expenditure of approximately HK$87,723,000 in respect of land and lots under development relating to California Gardens which is expected to be expended within the next two years. We has authorized but not yet contracted for additional expenditure on California Gardens of approximately HK$216,576,000.

GUARANTEES

     The Company has given guarantees in respect of mortgage loans provided to the buyers of California Gardens. At March 31, 2001 and 2002, the total amount of mortgages outstanding which are subject to these guarantees was approximately HK$74 million and HK$27 million, respectively.

     We intend to fund our cash needs through funds generated from operations, and, if necessary, future equity or debt offerings or additional bank borrowings. Further, we intend to seek extensions of the maturity dates of our existing credit facilities, although no assurance can be given that we will be able to do so on commercially acceptable terms or at all. If we are unable to obtain additional financing, our development plans will be materially curtailed until such time, if any, as we are able to obtain such financing. However, we believe that funds generated from operations and expected borrowing availability under existing and/or future bank credit facilities as well as from the our principal shareholder, Far East Consortium, will be sufficient to fund our working capital requirements during fiscal 2003.


CASH FLOWS

     We experienced a decrease in cash flows during fiscal 2002 of HK$ 1.72 million from fiscal 2001 primarily due to increased loss due to substantial reduction of sales and profit margin. The revenue decreased by approximately 57% to HK$73 million in year 2002 compares to HK$169 million in year 2001. The gross margin declined to 10.1% in year 2002 compares to 18.1% in year 2001. The reduction of cash flows was also partly contributed by the increase of net repayment of bank borrowing to HK$35.3 million in year 2002 as compare to positive net bank inflow of HK$12.3 Million in year 2001. The management believe that funds generated from operations and expected borrowing availability under existing and/or future bank credit facilities as well as from the our principal shareholder, Far East Consortium, will be sufficient to fund our working capital requirements during fiscal 2003. The management also believed that the source of funds is sufficient to cover the contracted expenditures of approximately HK$87.7 million in respect of land and lots under development relating to California Gardens which is expected to be expended within the next two years and the authorized but not yet contracted for additional expenditure on California Gardens of approximately HK$216.5 million. However, should the Company be unable to obtain new capital injection from the capital market or continuous financial support from its banking facilities and/or Far East Consortium Limited, its immediate holding company, there might be a serious going concern problem. However, the Company has received a commitment of support from Far East Consortium Limited, which the management believes will allow the Company to meet its financial obligations when due and allow it continue as a going concern.


INTEREST RATES

     Our business is sensitive to fluctuations in interest rates. Overall housing demand is adversely affected by increases in interest rates. If mortgage interest rates increase significantly, this may negatively impact the ability of a home buyer to secure adequate financing. Higher interest rates may adversely affect our revenues, gross margins and net income. According to the State Statistical Bureau, Monthly Bulletin of Statistics - China, Beijing, as of March 31, 1997, 1998, 1999, 2000, and 2001, China's interbank interest rate was 11.58%, 10.50%, 9.00%, 1.98% and 2.58%, respectively.

INFLATION

     We believe that we, as well as the homebuilding industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, higher mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. Inflation also increases interest costs and costs of labor and materials. We attempt to pass through any increases in costs through increased home selling prices and, to date, inflation has not had a material impact on our operating results. However, there is no assurance that inflation will not have a material adverse impact on our business in the future. According to the State Statistical Bureau, Monthly Bulletin of Statistics - China, Beijing, as of March 31, 1997, 1998, 1999, 2000, and 2001, China's inflation rate was 4.00%, 0.70%, -1.80%, -0.2% and 1.5%, respectively.


RECENT TRENDS

     The level of home sales in the first half of fiscal 2003 are expected to be lower than the prior year levels. Several new housing development projects competitive with California Gardens have been developed, and the general economic downturn has had a significant effect on our home sales, however, due to a continued strength in demand among the local Chinese to move to better housing commensurate with their growing economic stature, we believe that the Chinese housing market will improve and continue to show strength in line with the generally strong economy in China. However due to the increase competition and saturation of the market, decrease in the number of housing units developed and general economic downturn, we expect that home sales in California Gardens in the fiscal 2003 will decline.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

     The following table presents information with respect to our directors at October 1, 2002.

NAME                                                         AGE                POSITION
----                                                         ---                --------
Trevor John Bedford                                           67                Director/Chairman of the Board
Charles H. Stein (Resigned in Dec 2001)                       73                Director
Jay M. Haft (Resigned in Sep 2001)                            66                Director
Denny Chi Hing Chan                                           39                Director
Margaret Chiu                                                 44                Director
David Chiu                                                    48                Director
Abraham Razack (Appointed on 4th Mar 2002)                    57                Director

     All of the members of our board of directors serve for a period ending at each annual meeting of shareholders.

EXECUTIVE OFFICERS

     The following sets forth the names, ages and positions of each of our executive officers:

NAME                                   AGE                 POSITION
----                                   ---                 --------
Peggy Pui Ki Ng                         39                 Chief Executive Officer and Senior Vice President -
                                                           Marketing and Sales
Denny Chi Hing Chan                     39                 Treasurer
Gerald M. Breslauer                     65                 Vice President - Investor Relations and Secretary

     Our executive officers are appointed by and serve at the discretion of our board of directors.


BIOGRAPHICAL INFORMATION

     TREVOR JOHN BEDFORD has served as a director of the Company since January 2000 and Chairman of the Board since December 2001. He is currently the Governor of the Royal Grammar School, High Wycombe in the United Kingdom. Mr. Bedford also currently serves as Chairman and/or director of eight companies located in the United Kingdom, Europe, the United States, Malaysia and Australia. These companies include Leisure Development Holdings S.A., Royal Oak Hotel, Winsford, Industrial Development Holdings Ltd., Aviata Resources Inc., Far East Consortium, Northrock Group of Companies, Fortune Oil (OTC bb Foreign), and Hanson Green. Mr. Bedford is the former Chairman and Chief Executive Officer of the Hong Kong Land Group which was the second largest public company in Hong Kong and the largest property group in the world. Mr. Bedford also served as a member of the board of directors of the Hong Kong bank, Hong Kong Electric Holdings and the Hong Kong Telephone Company. He also served as the Commandant of the Royal Hong Kong Auxiliary Police Force, an honorary appointment by the Governor of Hong Kong. Mr. Bedford was also made a member of the British Empire in 1972. Mr. Bedford was educated in India from 1939-1946 and later at the Colchester Royal Grammar School.

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

     MR ABRAHAM RAZACK was appointed as a director of the company effectively from Mar 4, 2002. Mr Razack has been a member of the Legislative Counsel of the Hong Kong Special Administrative Region of the People's Republic of China representing the Real estate and Construction Constituency since October 2002. Prior to his service on the Legislative Counsel, Mr. Razack served as the Chief Executive Officer of the Land Development Corporation from 1987 to the 2000. Mr Razack serve as a Director for various publicly listed companies in Hong Kong and other countries in the region. Mr Razack holds a Bachelor of Arts from Sydney University and has served in senior management capacity in various companies in Hong Kong prior to his appointment as a member Legislative Counsel of the Hong Kong Special Administrative Region.

     DENNY CHI HING CHAN has served as a director of the Company since July 1999. He has served as the Group Chief Accountant for Far East Consortium since October 1990. He is responsible for the Group's financial and accounting functions. He has extensive experience in accounting and auditing of Hong Kong listed companies.

     PEGGY PUI KI NG has served as Chief Executive Officer since January 2002 and Senior Vice-President - Marketing and Sales of the Company since March 2001. Prior to her appointments with the Company, Ms Ng was a senior manager for Far East Consortium. Ms. Ng has been involved in management and operations of amusement parks and residential properties for the past 10 years. From 1983 to 1997, Ms. Ng was responsible for operations of Sung Dynasty Village, a tourist attraction in Hong Kong.

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

     The members of our audit committee are Mr. Razack, Mr. Bedford and Ms.
Chiu.

     Compensation Committee. Our compensation committee has the following responsibilities:

-    establish the salary rates of our officers and employees;

-    examine periodically our compensation structure; and

-    supervise our welfare and pension plans and compensation plans.

     The members of our Compensation Committee are Messrs. Razack, Chan and Ms. Chiu.


DIRECTOR COMPENSATION

     Each outside director is paid an annual fee of US$91,527 and reimbursed for travel expenses incurred for each board of director meeting attended.

     At March 31, 2002, our non-executive directors held an aggregate of 100,000 options, granted outside the Company's 1999 Stock Option and Restricted Stock Purchase Plan, or the Option Plan, in respect of our Common Shares at an average exercise price of US$ 7.50 per share.

     No options were granted during fiscal 2002.


DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     We have obtained officers' liability insurance on behalf of our officer who is resident in the United States. We have not obtained directors' liability insurance on behalf of our directors, who are not resident in the United States.


EXECUTIVE COMPENSATION

     The aggregate amount of compensation paid by us to all our executive officers was HK$1.6 million, or US$0.21 million for the fiscal year ended March 31, 2002.

EMPLOYMENT AGREEMENTS

     None of our officers or directors is under an employment agreement.


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

     In anticipation of the continued relationship that we will have with Messrs. Stein, Haft and Kallan, on April 2, 1999 we paid US$ 175,000 to Mr. Stein, US$ 200,000 to Mr. Haft, US$ 75,000 to Mr. Kallan and US$ 400,000 to Silver Pacific. These payments were used to purchase an aggregate of 850 of our Common Shares at US$ 1,000 per share. As a result of the 999-for-one stock split effected in August 1999, Mr. Stein received an additional 174,825 Common Shares, Mr. Haft received an additional 199,800 Common Shares, Mr. Kallan received an additional 74,925 Common Shares and Silver Pacific received an additional 399,600 Common Shares. Messrs. Stein, Haft and Kallan and Silver Pacific, as well as our other pre-initial public offering shareholder, have agreed with us that 25% of their Common Shares will be cancelled if our net income was less than US$ 10 million in the one-year period commencing on the first day of the month following the effective date of the Company's IPO, March 8, 2000, and 25% of their Common Shares will be canceled if our net income was less than US$ 20 million in the following one-year period. Because we incurred a net loss as of March 31, 2001, the first year following our IPO, 25% of Messrs. Stein, Haft and Kallan, Silver Pacific and Far East Consortium, amounting to 2.6 million Common Shares, were cancelled effective as of April 1, 2001. Additionally, because we incurred a net loss of as of March 31, 2002, the second year following our IPO, 25% of Messrs. Stein, Haft and Kallan, Silver Pacific and Far East Consortium, amounting to an additional 2.6 million Common Shares, were cancelled effective as of April 1, 2002.


1999 STOCK OPTION PLAN

     On August 10, 1999, our board of directors and shareholders adopted the Option Plan. As of September 30, 2002, the Company has authorized for granting 600,000 options to purchase our Common Shares under the Option Plan. The purpose of the Option Plan is to attract and retain qualified personnel, to provide additional incentives to our employees, officers and advisors and to promote the success of our business. The Option Plan is administered by the Compensation Committee of the board of directors. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

     Each option granted under the Option Plan has a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with New China Homes. Options granted under the Option Plan may be exercised only for fully vested Options. The exercise price of incentive stock options and non-statutory stock options granted under the Option Plan must be at least 100% and 85% of the fair market value of the stock subject to the option on the date of grant, respectively (or 110% with respect to incentive stock options granted to holders of more than 10% of the voting power of the Company's outstanding Common Shares). The purchase price is payable immediately upon the exercise of the option. Such payment may be made in cash, in outstanding Common Shares held by the participant, through a promissory note payable in installments over a period of years or any combination of the foregoing. The maximum number of Common Shares subject to the Options granted to a single person shall not exceed 25% of the total number of Common Shares subject to the Options granted under the Option Plan. Each Option, other than a restricted stock award, shall not be transferable, otherwise than by will or the laws of descent and distribution. Each Option, other than a restricted stock award, during lifetime shall only be exercisable by the grantee. If a grantee of an Option, other than a restricted stock award, leaves the service of the Company or any of its subsidiaries for any reason other than for cause, death, or disability, the unexercised portion of the Option, other than a restricted stock award, may only be exercised within three months after the date on which the grantee ceased to be so employed, and only to the extent that the grantee could have otherwise exercised such Option, other than a restricted stock award, as of the date on which he ceased to be so employed. If a grantee of an Option, other than a restricted stock award, ceases to be an employee of the Company or any of its subsidiaries by reason of death, the unexercised portion of the Option may only be exercised within one year after the date of the grantee's death, and only to the extent that the grantee could have otherwise exercised the Option, other than a restricted stock award, at the time of his death. In such case, the Option, other than a restricted stock award, may be exercised by the executor or administrator or by any person or persons who shall have acquired the Option, other than a restricted stock award, from the grantee's estate. If a grantee of an Option, other than a restricted stock award, ceases to be an employee of the Company or any of its subsidiaries as a result of termination of employment for cause or if a grantee terminates his employment for any reason other than as a result of his death or disability, the unexercised portion of his Option, other than a restricted stock award, may only be exercised within one month after the date on which the grantee ceased to be so employed, and only to the extent that the grantee could have otherwise exercised such Option, other than a restricted stock award, as of the date which he ceased to be so employed. If a grantee of an Option, other than a restricted stock award, ceases to be an employee of the Company or any of its subsidiaries by reason of a disability, the unexercised portion of his Option, other than a restricted stock award, may only be exercised within one year after the date on which the grantee ceased to be so employed, and only to the extent that the grantee could have otherwise exercised such Option, other than a restricted stock award, as of the date which he ceased to be so employed.

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


EMPLOYEES

     As of March 31, 2002, we had 46 full-time employees, including 13 employees in sales and marketing, 13 employees in engineering, estimating and construction management, 5 in finance and accounting and 15 in general administration. In addition, we employed two full-time employees in the United States to handle investor relations. We have not experienced any labor-related work stoppages and we consider the relations with our employees to be good. We are not subject to any collective bargaining agreements.


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

     Unless otherwise indicated, as of 1 April 2002, each of the following persons may be deemed to have sole voting and dispositive power with respect to such shares. Information set forth in the table with respect to beneficial ownership of the Common Shares has been provided to New China Homes by such holders.

                                                                             Amount and
                                                                              Nature of
                                                                              Beneficial            Percent of
                                                                             Ownership of           Outstanding
                                                                            Common Shares          Common Shares
                                                                            -------------          -------------
Far East Consortium International Limited
16/F Far East Consortium Building,
121 Des Voeux Road, Central
Hong Kong.....................................................                4,791,200                63.88%

Charles H. Stein Trust
5345 Pine Tree Drive
Miami Beach, FL 33140.........................................                   87,500                 1.17%

Jay M. Haft
1001 Brickell Bay Avenue
9th Floor
Miami, FL 33131...............................................                  100,000                 1.33%

Mark L. Kallan
19999 Backnine Drive
Boca Raton, FL 33498..........................................                   37,500                 0.50%

All executive officers and directors a group (3 persons)......                  200,000                 2.67%

---------------------------
*    Beneficially owns less than 1% of the outstanding Common Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     We are aware of only one major shareholder, a shareholder owning in excess of 5% of our Common Shares, Far East Consortium. As of October 1, 2002, Far East Consortium owned 4,791,200 Common Shares or approximately 63.88% of the issued and outstanding Common Shares. As a result of its Common Share ownership, we consider Far East Consortium to be our controlling shareholder.

     As of October 1, 2002, we had 1480 shareholders of record and 2,283,800 of our Common Shares and 2,300,000 of our Warrants were held in the United States.


TRANSACTIONS INVOLVING OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS

     Messrs. Stein and Haft, who are directors, Mr. Kallan, who is an executive officer, and Silver Pacific, which is a principal shareholder of New China Homes, have been rendering management services to us since 1998. On April 2, 1999, Messrs. Stein, Haft and Kallan and Silver Pacific entered into management service agreements with us in which they agreed to continue to provide management services to us until April 2, 2002. See Item 6 Directors, Senior Management and Employees -- Management Service Agreements. Under these agreements, Messrs. Stein, Haft and Kallan and Silver Pacific were each required to use the cash received for services to purchase an aggregate total of 850 Common Shares at a price of US$1,000 per share, which shares were also issued on April 2, 1999.

     On April 2, 1999, the Company issued 9,549 Common Shares at US$ 1,000 per share to Far East Consortium, the Company's major shareholder, for cash in the amount of US$ 9,549,000, which amount was used to offset a debt payable to Far East Consortium, which amounted to US$ 9,795,997 as at March 31, 1999.

     Far East Consortium, our principal shareholder, has entered into a non-competition agreement with us under which it agreed not to compete with us in the residential property development business in China, excluding Hong Kong. In addition, prior to our IPO we were financed by advances from Far East Consortium. As of March 31, 1999, the aggregate amount of these advances was US$ 9,795,997. In April 1999, we issued 9,549 Common Shares to Far East Consortium in exchange for the reduction of US$ 9,549,000 of indebtedness. As of March 31, 2000, the aggregate amount of advances from Far East Consortium was reduced to US$ 2,000,000. As a result of a 999-for-one stock split effected in August 1999, we issued an additional 9,540,450 shares to Far East Consortium. See note 1 to our audited consolidated financial statements.

     On March 30, 2001, the Company entered an agreement with Wonder China Investments Limited, or Wonder China, a wholly-owned subsidiary of Far East Consortium International Limited, a Cayman Islands corporation, or Far East Consortium, the Company's major shareholder, disposing of its 100% interest in Top Trend Development Limited, a British Virgin Islands corporation, or Top Trend. Under the terms of this agreement, the

Company has agreed to sell to Wonder China (a) the entire issued share capital of Top Trend and (b) a debt in the approximate amount of HK$18,414,717 advanced as a shareholder loan by the Company to Top Trend, in exchange for (y) HK$1,280,000 in cash paid as of March 30, 2001, or the Deposit, and (z) a HK$126,720,000 promissory note, or the Promissory Note. The HK$126,720,000 Promissory Note was due originally on September 30, 2001. Due to a change in Chinese law, however, a warranty contained in the agreement regarding the commercial use of land held indirectly by Top Trend was not fulfilled and the parties had agreed to extend the due date of the Promissory Note by six months to March 31, 2002. The parties had also delayed completion of the transaction until March 31, 2002. On or about March 31, 2002, the warranty was still not fulfilled and the parties had agreed to extend the due date of the Promissory Note to September 30, 2002 and delayed the completion of the transaction until September 30, 2002. On or about September 30, 2002, the warranty was still not fulfilled and the parties mutually agreed to terminate the transaction. As of October 2, 2002, the transaction was terminated, the Promissory Note was cancelled and the Company is obligated, and is preparing, to refund to Wonder China the HK$1,280,000 Deposit. The parties have agreed to waive any and all claims against the other in connection with the termination of the transaction.

     In addition, the Company has a number of amounts due and from related companies representing unsecured advances which are interest free and repayable on demand. For more information, see note 9 to our audited consolidated financial statements found elsewhere in this Annual Report.


ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENTS

     See Item 18 - Financial Statements for our audited consolidated financial statements filed as part of this Annual Report.


LEGAL PROCEEDINGS

     In July 2001, Shanghai Chingchu was sued by a contractor working for us to develop Phase III of the California Gardens project. The contractor alleges that the Shanghai Chingchu owes it RMB 15,063,068 for contracting work performed for Phase III. Shanghai Chingchu has counter-sued the contractor in connection with the contractor's poor work quality, road and sewer pipe work, which failed to comply with certain specifications and delays in work. Both the contractor's suit and Shanghai Chingchu's counter-suit are pending in a Chinese court, which is expected to be heard by the end of calendar year 2002. Pending a decision, the Chinese court has ordered that certain assets be frozen, including 43 units in the California Gardens project as well as approximately RMB 1.79 million deposits. The ultimate outcome of this matter is uncertain as of March 31, 2002.

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

     For the fiscal year ended March 31, 2002, the high and low price of our Common Shares on the Nasdaq National Market has ranged from US $0.41 to US$
1.594. For the fiscal year ended March 31, 2001, the high and low price of our Warrants on the Nasdaq National Market has ranged from US$8.75 to US$ 1.00.

     The following table sets forth, for the quarter indicated, the high and low sales prices of our Common Shares and our Warrants on the Nasdaq National Market and the Nasdaq Small Cap Market as of September 2002.

                                       SALES PRICE (US$)
                                 -----------------------------
                                 COMMON SHARES     WARRANTS
                                 -------------   -------------
                                 HIGH     LOW    HIGH     LOW
                                 -----   -----   -----   -----
Q1 2001(Apr May June 2000)       8.375   3.250   3.625    1.00
Q2 2001(July Aug Sept 2000)      4.438   2.313   1.563   0.813
Q3 2001(Oct Nov Dec 2000)        2.438   1.031   0.906   0.188
Q4 2001(Jan Feb Mar 2001)        2.281   1.188   0.781   0.313
Q1 2002 (Apr May June 2001)      1.813    1.03    0.49    0.23
Q2 2002 (July Aug Sept 2001)      1.69    0.73    0.47    0.11
Q3 2002 (Oct Nov Dec 2001)        0.88    0.41    0.19    0.08
Q4 2002 (Jan Feb Mar 2002)        0.92    0.49    0.21    0.10
Q1 2003 (Apr May June 2002)       0.65    0.34    0.20    0.12
Q2 2003 (July Aug Sept 2002)     0.399    0.15    0.12    0.03

     The following table sets forth, for the month indicated, the high and low sales prices of our Common Shares and our Warrants on the Nasdaq National Market and the Nasdaq Small Cap Market as of September 2002.

                            SALES PRICE (US$)
                 -------------------------------------
                  COMMON SHARES            WARRANTS
                 ----------------       --------------
                 HIGH        LOW        HIGH      LOW
                 -----      -----       ----      ----
April 2002        0.65       0.42       0.20      0.15
May 2002          0.57      0.391       0.17      0.13
June 2002         0.54       0.30       0.18      0.12
July 2002        0.399       0.26       0.12      0.03
August 2002      0.261       0.15       0.07      0.05
Sept 2002         0.24      0.201       0.05      0.05


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

     RIGHTS, PREFERENCES AND RESTRICTIONS OF EACH CLASS OF SHARES

     All Common Shares have one vote on all matters to be voted on by the shareholders. Directors do not stand for reelection at staggered intervals and cumulative voting is not required. Subject to preferences that may be applicable to any issued preferred share, the holders of Common Shares are entitled to receive ratably such dividend, if any, as may be declared from time to time by the directors out of funds legally available under the Cayman Islands Companies Law (1998 Revision). There is no provision for the lapse of any dividend entitlement. Holders of Common Shares have no pre-emptive, conversion or other registration or subscription rights. There are no redemption or sinking fund provisions available to Common Shares. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution right of Preferred Shares, if any.

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

     Shareholders' Suits. Our Cayman Islands' counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, the Company itself will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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

     Chinese-sourced income directly received by foreign companies which do not have a legal establishment in China, including gains from the transfer of property, is subject to an income tax of 10% which is collected on a withholding basis. Gains derived from the transfer of property, such as building structures, attached facilities and land use rights located in China are deemed to be Chinese-sourced income. The 10% withholding tax is reduced to

10% if the income is received from sources in the SEZs, the Economic and Technological Development Zones or the Old Districts in the 14 Coastal Port Cities. However, as a property developer established in China, we are not subject to this withholding tax.


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


          REGISTRATION FEES

     There are several registration procedures a house buyer has to go through to complete the home buying process. Each involves a small fee payable by the home buyer, including a stamp duty of 0.05% of the purchasing price, a transfer fee of 0.5% of the house price, a deed tax of 3% of the purchasing price and a registration service fee of RMB 3.00 per square meter of the house. On July 22, 1999, the deed tax was been reduced to 1.5% of the purchase price. Paying these fees secure the proper registration of the real estate title to the purchaser and thus is borne entirely by the home buyers and has no effect on us.


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


          STAMP DUTY

     Persons who have executed or received dutiable documents within China are subject to stamp duty. Dutiable documents include contracts or documents of a contractual nature, for the sale of goods, the undertaking of processing work, the contracting of construction and engineering projects, the lease of property, and technology, as well as transfer of property. A stamp tax by each party to the stampable documents at the rate of 0.05% is payable in respect of transfer of properties based on the contractual price of the property transferred and at the rate of 0.1% of the total amount of rent in respect of the leasing of properties.


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


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     See Item 5 Operating and Financial Review and Prospects -- Interest Rates and Inflation Rates.

     The Company is exposed to fluctuations in interest rates and currency exchange rates primarily with respect to borrowings. Under its current policies, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.


EXCHANGE RATE INFORMATION

     The consolidated financial statements of the Company are prepared in Hong Kong dollars. The financial statements of foreign subsidiaries are translated into Hong Kong dollars in accordance with SFAS No. 52.

     The Hong Kong dollars and Renminbi are tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollars. There is currently restriction on the flow of Renminbi, between the PRC and the United States. Substantially, all our revenue and expenses are denominated in Renminbi, thus we do not believe that it is necessary to enter into derivatives contracts to hedge our exposure to either Hong Kong or United States dollars currency.


FOREIGN CURRENCY RISK

     As of March 31, 2002, the Company has no open forward contracts or option contracts. The Company's cash on hand as of March 31, 2002 was HK$3.5 million of which HK$1.5 million equivalent (US$200,000) was held in US dollars deposit.


INTEREST RATE FLUCTUATIONS

     There have been no significant changes in the exposure to change in interest rates for the year ended March 31, 2002. The Company's exposure to interest rates is limited as the Company does not have variable rate and long-term borrowings. The Company is subject to variable interest rates on the bank deposits that are cash. As of March 31, 2002, a hypothetical 10% immediate increase or decrease in interest rates would increase or decrease our annual interest expense and income by approximately HK$356,000 and HK$45,000, respectively.


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

     Not Applicable

                                    PART III


ITEM 18. FINANCIAL STATEMENTS

     The following consolidated financial statements for New China Homes, Ltd. and its subsidiaries are included at the end of this Annual Report:

         Independent auditors' report..................................................................F-2
         Consolidated statements of operations for the years ended
          March 31, 2000, 2001 and 2002................................................................F-3
         Consolidated balance sheets at March 31, 2001 and 2002........................................F-4
         Consolidated statements of cash flows for the years ended
          March 31, 2000, 2001 and 2002..........................................................F-5 - F-6
         Consolidated statements of changes in stockholders'
          equity for the years ended March 31, 2000, 2001 and 2002.....................................F-7
         Notes to consolidated financial statements.............................................F-8 - F-29

ITEM 19.       EXHIBITS
--------       --------
Exhibit 4.1    Letter agreement dated 26th September 2001, amending the Sales and Purchase Agreement dated March 30, 2001 by and between New
               China Homes Limited and Wonder China Investments Limited in
               connection with the sale of Top Trend Developments Limited, by extending the Promissory Notes Payment date to 31st March 2002.

Exhibit 4.2    Letter agreement dated 4th March 2002, amending the Sales and
               Purchase Agreement dated March 30, 2001 by and between New China
               Homes Limited and Wonder China Investments Limited in connection with the sale of Top Trend Developments Limited, by extending the Promissory Notes Payment date to September 30, 2002.

Exhibit 4.3 Termination letter dated October 2, 2002, in respect of the Sales and Purchase Agreement dated March 30, 2001 by and between
               New China Homes Limited and Wonder China Investments Limited in connection with the sale of Top Trend Developments Limited, as amended.

Exhibit 99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.



                                            NEW CHINA HOMES, LTD.



                                            /s/ Peggy Pui Ki Ng
                                            ------------------------------
                                            Name:  Peggy Pui Ki Ng
                                            Title: Chief Executive Officer

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, Peggy Pui Ki Ng, certify that:

1.   I have reviewed this annual report on Form 20-F of New China Homes, Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial date and have identified for the registrant's auditors any auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: 6 December 2002
     ................

                                            /s/ Peggy Pui Ki Ng
                                            ------------------------------------
                                            Peggy Pui Ki Ng
                                            Chief Executive Officer

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, Denny Chi Hing Chan, certify that:

1.   I have reviewed this annual report on Form 20-F of New China Homes, Ltd.;

2. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial date and have identified for the registrant's auditors any auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: 6 December 2002
     ................

                                            /s/ Denny Chi Hing Chan
                                            ------------------------------------
                                            Denny Chi Hing Chan
                                            Chief Financial Officer

                                INDEX TO EXHIBITS


EXHIBIT NUMBER      DESCRIPTION
--------------      -----------
Exhibit 4.1         Letter agreement dated 26th September 2001, amending the
                    Sales and Purchase Agreement dated March 30, 2001 by and
                    between New China Homes Limited and Wonder China Investments
                    Limited in connection with the sale of Top Trend
                    Developments Limited, by extending the Promissory Notes
                    Payment date to 31st March 2002.

Exhibit 4.2 Letter agreement dated 4th March 2002, amending the Sales and Purchase Agreement dated March 30, 2001 by and between New China Homes Limited and Wonder China Investments Limited in connection with the sale of Top Trend Developments
                    Limited, by extending the Promissory Notes Payment date to September 30, 2002.

Exhibit 4.3 Termination letter dated October 2, 2002, in respect of the Sales and Purchase Agreement dated March 30, 2001 by and between New China Homes Limited and Wonder China Investments
                    Limited in connection with the sale of Top Trend
                    Developments Limited, as amended.

Exhibit 99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.