Form 20-F/A
period 2002-03-31
NEW CHINA HOMES LTD
filed 2003-01-29
CIK 1094369

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F/A
(MARK ONE)

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



                                            NEW CHINA HOMES, LTD.



                                            /s/ Peggy Pui Ki Ng
                                            ------------------------------
Date: 28 January 2003                       Name:  Peggy Pui Ki Ng
                                            Title: Chief Executive Officer

                              NEW CHINA HOMES, LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Independent auditors' report.........................................             F-2

Consolidated statements of operations for the years ended
 March 31, 2000, 2001 and 2002.......................................             F-3

Consolidated balance sheets at March 31, 2001 and 2002...............             F-4

Consolidated statements of cash flows for the years ended
 March 31, 2000, 2001 and 2002.......................................       F-5 - F-6

Consolidated statements of changes in stockholders' equity
 for the years ended March 31, 2000, 2001 and 2002...................             F-7

Notes to consolidated financial statements...........................      F-8 - F-29

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of New China Homes, Ltd.

We have audited the accompanying consolidated balance sheets of New China Homes, Ltd. (the "Company") and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity for each of the three years in the period ended March 31, 2002, all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of New China Homes, Ltd. and subsidiaries as of March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Hong Kong dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.


/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
September 25, 2002 (October 2, 2002 as to note 19)

                              NEW CHINA HOMES, LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                        Year ended March 31,
                                                               -------------------------------------------------------------------
                                                                   2000               2001               2002              2002
                                                               -----------        -----------        -----------        ----------
                                                                    HK$                HK$                HK$              US$
                                                                                                                         (note 2)
Revenues:
  Home sales.............................................      174,073,893        167,845,159         72,665,615         9,316,104
  Interest income........................................          271,363             23,446                688                88
  Other income...........................................          397,586          1,139,411            456,632            58,543
                                                               -----------        -----------        -----------        ----------
  Total revenues.........................................      174,742,842        169,008,016         73,122,935         9,374,735
                                                               -----------        -----------        -----------        ----------
Cost and expenses:
  Cost of home sales (includes interest
   capitalized and released upon sales of homes
   2000: HK$2,684,925; 2001: HK$3,840,479;
   2002: HK$994,621).....................................      140,794,776        137,486,290         65,323,224         8,374,772
  Selling, general and administrative expenses
   (includes impairment loss of HK$13,000,000
   in 2002)..............................................       21,575,462         32,322,282         61,469,407         7,880,693
                                                               -----------        -----------        -----------        ----------
  Total cost and expenses................................      162,370,238        169,808,572        126,792,631        16,255,465
                                                               -----------        -----------        -----------        ----------
Income (loss) before minority interests and
 income taxes............................................       12,372,604           (800,556)       (53,669,696)       (6,880,730)
Income tax provision (note 3)............................       (7,508,689)        (5,712,188)        (2,320,628)         (297,517)
                                                               -----------        -----------        -----------        ----------
Income (loss) before minority interests..................        4,863,915         (6,512,744)       (55,990,324)       (7,178,247)
Minority interests.......................................          263,568            202,750           (618,198)          (79,255)
                                                               -----------        -----------        -----------        ----------
Net income (loss)........................................        4,600,347         (6,715,494)       (55,372,126)       (7,098,992)
                                                               ===========        ===========        ===========        ==========
Earnings (loss) per share - basic and diluted............             0.44              (0.53)             (5.48)            (0.70)
                                                               ===========        ===========        ===========        ==========
Weighted average number of shares - basic................       10,538,630         12,700,000         10,100,000        10,100,000
Effect of dilutive potential common shares:
  Warrants...............................................           36,696                  -                  -                 -
  Stock options..........................................              141                  -                  -                 -
                                                               -----------        -----------        -----------        ----------
Weighted average number of shares - diluted..............       10,575,467         12,700,000         10,100,000        10,100,000
                                                               ===========        ===========        ===========        ==========


                 See notes to consolidated financial statements

                              NEW CHINA HOMES, LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                                                   March 31,
                                                                            ------------------------------------------------------
                                                                                2001                  2002                  2002
                                                                            -----------           -----------           ----------
                                                                                 HK$                   HK$                  US$
                                                                                                                         (note 2)
ASSETS
Cash and cash equivalents...........................................          5,064,469             3,511,261              450,162
Restricted cash (note 4)............................................          8,945,022             2,253,658              288,931
Trade and other accounts receivable, net............................         40,978,692            11,908,005            1,526,667
Due from related parties (note 9)...................................          2,759,831                     -                    -
Other prepaid taxes (note 5)........................................          2,116,000             2,162,000              277,179
Prepaid expenses and other assets...................................          6,028,141             2,978,358              381,840
Land and lots under development and
 completed homes (note 6)...........................................        203,248,529           177,127,602           22,708,666
Property, equipment and construction-in-progress,
 net (note 7).......................................................         71,999,076            59,525,191            7,631,436
Deferred consulting costs...........................................          2,178,153                     -                    -
                                                                            -----------           -----------           ----------
TOTAL ASSETS........................................................        343,317,913           259,466,075           33,264,881
                                                                            ===========           ===========           ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Bank borrowings (note 8)............................................         75,474,353            41,882,981            5,369,613
Due to related parties (note 9).....................................         13,899,849            25,218,206            3,233,103
Customer deposits...................................................          2,315,445               975,603              125,077
Trade accounts payable and accrued expenses
 (note 10)..........................................................         50,004,010            41,277,889            5,292,035
Income taxes payable................................................         22,142,547            29,146,429            3,736,723
Deferred income taxes (note 3)......................................          5,063,341                     -                    -
                                                                            -----------           -----------           ----------
TOTAL LIABILITIES...................................................        168,899,545           138,501,108           17,756,551
                                                                            -----------           -----------           ----------
MINORITY INTERESTS..................................................          2,216,535             1,646,523              211,092
                                                                            -----------           -----------           ----------
COMMITMENTS AND CONTINGENCIES (note 12)
STOCKHOLDERS' EQUITY
Preferred shares US$1 par value, authorized
 5,000,000 shares and none issued and fully paid
 at March 31, 2001 and 2002 (note 11)...............................                  -                     -                    -
Common shares US$1 par value, authorized
 50,000,000 shares, issued and fully paid
 12,700,000 shares at March 31, 2001 and
 10,100,000 shares at March 31, 2002................................         98,425,000            78,275,000           10,035,257
Additional paid-in capital..........................................         57,697,964            76,755,306            9,840,424
Retained earnings (accumulated deficit).............................         18,731,755           (36,640,371)          (4,697,483)
Cumulative translation adjustment...................................         (2,652,886)              928,509              119,040
                                                                            -----------           -----------           ----------
Total stockholders' equity..........................................        172,201,833           119,318,444           15,297,238
                                                                            -----------           -----------           ----------
LIABILITIES AND STOCKHOLDERS' EQUITY................................        343,317,913           259,466,075           33,264,881
                                                                            ===========           ===========           ==========

                 See notes to consolidated financial statements

                              NEW CHINA HOMES, LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                   Year ended March 31,
                                                              -------------------------------------------------------------
                                                                  2000            2001             2002              2002
                                                                  ----            ----             ----              ----
                                                                HK$               HK$              HK$               US$
                                                                                                                  (note 2)

Cash flows from operating activities:
  Net income (loss)....................................         4,600,347      (6,715,494)     (55,372,126)      (7,098,992)
  Adjustments to reconcile net income (loss) to
   net cash used in operating activities:
    Depreciation.......................................           727,992       1,505,194        1,588,056          203,597
    Loss on disposal of property and equipment.........                 -         110,005          239,104           30,655
    Impairment loss on property, equipment and
     construction-in-progress..........................                 -               -       13,000,000        1,666,667
    Minority interests.................................           263,568         202,750         (618,198)         (79,255)
    Amortization of deferred consulting costs..........         2,201,217       2,208,130        2,178,153          279,250
    Consultant services................................         4,940,628               -                -                -
    Amortization of consultant services................          (554,345)              -       (1,092,658)        (140,084)
    Provision for (written back of) bad debts..........           981,783         776,957         (574,472)         (73,650)
    Deferred income taxes..............................         1,354,369         (87,654)               -                -
Changes in operating assets and liabilities:
  Trade and other accounts receivable..................        10,478,867     (30,015,090)      30,096,842        3,858,570
  Advances to suppliers................................           828,908               -                -                -
  Prepaid expenses and other assets....................          (648,590)     (3,102,860)       3,159,970          405,124
  Land and lots under development and
   completed homes.....................................       (34,220,585)    (34,927,078)      30,477,226        3,907,337
  Customer deposits....................................        (5,529,882)     (8,765,334)      (1,365,010)        (175,001)
  Trade accounts payable and accrued expenses..........       (18,154,184)     33,653,977       (9,397,924)      (1,204,863)
  Due to/from related parties..........................        10,886,728     (72,444,590)       6,625,774          849,458
  Income taxes payable.................................         6,154,320       5,799,842        1,349,112          172,963
  Other taxes payable..................................        (2,973,861)              -                -                -
                                                               ----------    ------------      -----------       ----------
  Net cash (used in) provided by
   operating activities................................       (18,662,720)   (111,801,245)      20,293,849        2,601,776
                                                               ----------    ------------      -----------       ----------

Cash flows from investing activities:
  Purchase of property, equipment and
   expenditure on construction-in-progress.............       (17,081,875)    (23,984,753)      (1,677,138)        (215,018)
  Proceeds from disposal of property, equipment
   and construction-in-progress........................                 -         467,400          888,830          113,953
  Placing of restricted cash...........................       (25,306,748)              -                -                -
  Receipt of restricted cash...........................         5,295,680      14,715,893        6,789,430          870,440
  Advances to related parties..........................       (39,753,387)              -       (1,295,129)        (166,042)
                                                               ----------    ------------      -----------       ----------
  Net cash (used in) provided by investing
   activities.........................................        (76,846,330)     (8,801,460)       4,705,993          603,333
                                                               ----------    ------------      -----------       ----------

                 See notes to consolidated financial statements

                              NEW CHINA HOMES, LTD.

                                                                                  Year ended March 31,
                                                            ---------------------------------------------------------------
                                                               2000              2001             2002              2002
                                                            -----------     ------------       -----------       ----------
                                                                HK$               HK$              HK$               US$
                                                                                                                  (note 2)
Cash flows from financing activities:
  Increase in bank borrowings..........................     121,240,602      122,084,000        34,780,000        4,458,974
  Repayment of bank borrowings.........................     (91,916,886)    (109,740,445)      (70,012,118)      (8,975,913)
  Advances from related parties........................      57,336,825       37,819,215         8,505,368        1,090,432
  Issuance of common shares and warrants...............      69,489,681                -                 -                -
                                                            -----------     ------------       -----------       ----------
  Net cash provided by (used in)
   financing activities................................     156,150,222       50,162,770       (26,726,750)      (3,426,507)
                                                            -----------     ------------       -----------       ----------
Net increase (decrease) in cash and
 cash equivalents......................................      60,641,172      (70,439,935)       (1,726,908)        (221,398)
Effect of foreign exchange rate changes................          90,875         (424,854)          173,700           22,269
Cash and cash equivalents, beginning of year...........      15,197,211       75,929,258         5,064,469          649,291
                                                            -----------     ------------       -----------       ----------
Cash and cash equivalents, end of year.................      75,929,258        5,064,469         3,511,261          450,162
                                                            ===========     ============       ===========       ==========
Supplemental cash flow information:
Cash paid during the year for:
  Income taxes.........................................               -                -          (971,516)        (124,553)
                                                            ===========     ============       ===========       ==========
  Interest.............................................       3,395,303        5,111,192         3,559,502          456,346
  Interest capitalized.................................      (3,395,303)      (5,111,192)       (3,559,502)        (456,346)
                                                            -----------     ------------       -----------       ----------
  Interest (net of amount capitalized).................               -                -                 -                -
                                                            ===========     ============       ===========       ==========

Non cash transactions:
  Conversion of payable to holding company to
   common shares (note 1)..............................      74,004,750                -                 -                -
                                                            ===========     ============       ===========       ==========

  Common shares issued to consultants (note 1).........       6,587,500                -                 -                -
                                                            ===========     ============       ===========       ==========
  Cancellation of common shares (Note 1)...............               -                -        20,150,000        2,583,333
                                                            ===========     ============       ===========       ==========

                 See notes to consolidated financial statements

                              NEW CHINA HOMES, LTD.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                   Retained
                                            Common shares         Additional       earnings     Cumulative        Total
                                     --------------------------    paid-in      (accumulated   translation    stockholders'
                                       Shares          Amount       capital       deficit)      adjustment       equity
                                     ----------     -----------   ----------    ------------   -----------    -------------
                                                         HK$          HK$            HK$            HK$             HK$
Balance at April 1, 1999..........        1,000           7,750    1,647,000      20,846,902        69,082      22,570,734
Shares issued to Far East (note 1)    9,549,000      74,004,750            -               -             -      74,004,750
Shares issued to consultants
 (note 1)........................       850,000       6,587,500    4,940,628               -             -      11,528,128
Amortization of consultant
 services........................             -               -     (554,345)              -             -        (554,345)
Shares and warrants issued in
 conjunction with initial public
 offering net of offering costs of
  HK$21,863,444..................     2,300,000      17,825,000   51,664,681               -             -      69,489,681
Net income.......................             -               -            -       4,600,347             -       4,600,347
Translation adjustment...........             -               -            -               -       387,716         387,716
                                     ----------     -----------   ----------     -----------    ----------     -----------
Balance at March 31, 2000........    12,700,000      98,425,000   57,697,964      25,447,249       456,798     182,027,011
Net loss.........................             -               -            -      (6,715,494)            -     (6,715,494)
Translation adjustment...........             -               -            -               -    (3,109,684)     (3,109,684)
                                     ----------     -----------   ----------     -----------    ----------     -----------
Balance at March 31, 2001........    12,700,000      98,425,000   57,697,964      18,731,755    (2,652,886)    172,201,833
Net loss.........................             -               -            -     (55,372,126)            -     (55,372,126)
Amortisation of consultant
 services........................             -               -   (1,092,658)              -             -      (1,092,658)
Cancellation of shares...........    (2,600,000)    (20,150,000)  20,150,000               -             -               -
Translation adjustment...........             -               -            -               -     3,581,395       3,581,395
                                     ----------     -----------   ----------     -----------    ----------     -----------
Balance at March 31, 2002........    10,100,000      78,275,000   76,755,306     (36,640,371)      928,509     119,318,444
                                     ==========     ===========   ==========     ===========    ==========     ===========

                                                        US$           US$             US$           US$             US$
US$ equivalent - balance at
 March 31, 2002 (note 2).........                    10,035,257    9,840,424      (4,697,483)      119,040      15,297,238
                                                    ===========   ==========     ===========    ==========     ===========

                 See notes to consolidated financial statements

                             NEW CHINA HOMES, LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     New China Homes, Ltd (the "Company") was incorporated in the Cayman Islands on January 6, 1999 as a wholly owned subsidiary of Far East Consortium Limited ("Far East"). Its ultimate holding company is Far East Consortium International Limited ("Far East Consortium"), a company incorporated in the Cayman Islands and listed on the Stock Exchange of Hong Kong Limited.

     In August 2001, the Company moved its common shares and warrants from Nasdaq National Market to the Nasdaq Small Cap Market.

     For the years ended March 31, 2001 and 2002, the Company have experienced a net loss of HK$6,715,494 and HK$55,372,126, or US$7,098,992, respectively, from operations. In addition, the Company had net current liabilities outstanding as of March 31, 2002. These factors raise substantial doubt as to the Company's ability to continue as a going concern. The Company has received a commitment of support from Far East Consortium, which management believes will allow the Company to meet its financial obligations when due and allow it continue as a going concern.

     On April 2, 1999, the Company entered into management service agreements with four consultants (the "Consultants") for a three year period effective on that date. In consideration, these parties were paid a total of US$850,000 in cash which was required under these agreements to be used in exchange for the issuance of a total of 850 shares at a price of US$1,000 per share, which were also issued on that date.

     On April 2, 1999 the Company also issued 9,549 shares at US$1,000 per share to Far East for cash of US$9,549,000, which has been used to offset the payable to Far East, which amounted to US$9,795,997 at March 31, 1999.

     In preparation for the initial public offering of common shares by the Company, on August 10, 1999 the Company effected a recapitalization whereby the common shares and preferred shares authorized were increased to 50,000,000 and 5,000,000, respectively, from 50,000 common shares and no preferred shares, respectively. The Company further allotted and credited as fully paid 9,540,450 common shares to Far East and a total of 849,150 common shares to the above mentioned consultants at a par value of US$1 each by utilizing the additional paid-in capital recorded in the April 1999 issues of shares and US$999 from retained earnings. This stock split is reflected in the accompanying financial statements for each period presented and earnings per share has been computed after adjusting for the stock split. On the same date, the Company changed its name from China Homes, Limited to New China Homes, Ltd.

     On March 10, 2000, the Company was listed on Nasdaq National Market with a total offering of 2,300,000 common shares and 2,300,000 warrants.

     The consulting agreements between the Company and the Consultants dated April 2, 1999 and the share cancellation agreement dated September 29, 1999 between the Company and Far East establish net income thresholds for the first and second years amounting to US$10 million and US$20 million, respectively, following the closing date (the "Closing Date") of the public offering of the Company's common shares and in each of these two years, 25% of the Company's common shares held by the Consultants and Far East are subject to redemption and cancellation by the Company in the event the net income thresholds are not met. For the year ended March 31, 2001, the first year following the Closing Date, the Company incurred a net loss of HK$6,715,494, or US$860,962, thereby falling under the US$10 million threshold. Accordingly, 2.6 million common shares were subsequently cancelled pursuant to these agreements.

                             NEW CHINA HOMES, LTD.

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS - continued

     For the year ended March 31, 2002, the second year following the Closing Date, the Company incurred a net loss of HK$55,372,126, or US$7,098,992, thereby falling under the US$20 million threshold. As a result, an additional 25% of the Company's common shares held by the Consultants and Far East were cancelled effective as of April 1, 2002.

     The Company operates principally through a subsidiary incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China") and a subsidiary in Shanghai, China.

     At March 31, 2002, the Company had the following subsidiaries:

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

          Chingchu (Shanghai) Real Estate Co., Ltd. ("Real Estate") (incorporated in China) - 100% owned by the Top Trend. Real Estates is registered as a wholly foreign owned investment with limited liability for a period of 15 years from January 20, 2000 to January 19, 2015.

     On March 30, 2001, the Company entered an agreement with Wonder China Investments Limited ("Wonder China"), a wholly-owned subsidiary of Far East, disposing of its 100% interest in Top Trend which owns a shopping centre under development, through Real Estate, located within Chingchu California Garden. Under the terms of this agreement, the Company agreed to sell to Wonder China the entire issued share capital of Top Trend and a debt in the approximate amount of HK$18,414,717 advanced as a shareholder loan by the Company to Top Trend, in exchange for HK$1,280,000 in cash paid (the "Deposit") as of March 30, 2001 and a HK$126,720,000 promissory note (the "Promissory Note"). As of March 31, 2001, the Company had only received an amount of HK$1,280,000 from Wonder China out of a total consideration of HK$128,000,000; accordingly, this transaction had been accounted for using the deposit method. During 2001 and 2002, the Company did not recognize any revenue or profit on the sale, did not record a note receivable due from Wonder China and continued to include the operating results, cash flows and financial condition of Top Trend in the accompanying consolidated financial statements. Cash received from Wonder China is reported as a deposit received included in due to related parties in the accompanying balance sheets as of March 31, 2001 and 2002. The transaction was subsequently terminated, refer to note 19 for details.

                              NEW CHINA HOMES, LTD.

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS - continued

     The Company, through its Hong Kong subsidiary, owns Chingchu which is developing a property in Shanghai for the sale of residential housing in a development area known as Chingchu California Gardens. The Company is currently dependent on this project for its earnings and its revenues and profitability may be affected by a number of factors including local market conditions, regulatory approvals, availability of financing to the Company and prospective purchasers of Chingchu's real estates.

     Accounting principles generally accepted in the United States of America ("US GAAP") differ from those used in the statutory accounts of its subsidiaries in China, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to the joint venture as established by the Ministry of Finance of China.

     The dividends from the Company will be declared based on the profits reported in the statutory financial statements of the subsidiaries. No dividends had been declared for the three years ended March 31, 2002.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of consolidated financial statements - The accompanying financial statements have been prepared in conformity with US GAAP.

     Principles of consolidation - The consolidated financial statements include the assets, liabilities, revenues and expenses of all subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts, and time certificates of deposit with maturity of three months or less when purchased.

     Land and lots under development and completed homes - Land and lots under development and completed homes comprise of land at cost, construction costs, interest costs and attributable profit to date, less sales proceeds received and receivable and provision for possible losses to write down to fair value. The estimates utilized in calculating fair value of land, lots under development and completed homes require significant judgment relating to the level of sales prices, rate of new home sales, amount of marketing costs and price discounts needed in order to stimulate sales, rate of increase in the cost of building materials and labor, introduction of building code modifications, and level of consumer confidence in the economy. Accordingly, it is likely that changes in estimates will occur. However, these changes in estimates are not expected to be material. During the years ended March 31, 2000, 2001 and 2002 there were no provisions made for impairment of these assets.

                              NEW CHINA HOMES, LTD.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

     Property, equipment and construction-in-progress - Property and equipment are stated at cost. Depreciation and amortization is provided using the straight line method based on the estimated useful lives of the property and equipment, after taking into account their residual value, being 5 to 15 years. No impairment existed at March 31, 2002 or March 31, 2001.

     Construction-in-progress represents the common facilities of Chingchu California Gardens which are currently under construction. These facilities will be retained by the Company as fixed assets upon completion of the construction. The cost includes interest arising from borrowings used to finance these assets during the period of construction. Interest capitalized was HK$938,062 in 2000, HK$730,495 in 2001 and HK$787,843 in
     2002. The Company intends to retain ownership of the common facilities and either operate them or eventually sell the amenities. This has yet to be decided. The Company assesses the need, if any, for an impairment adjustment based on the fair value of the amenities using an undiscounted cash flow model. Upon completion, the common facilities will be depreciated over a period of 15 years. During the year ended March 31, 2002, impairment loss amounting to HK$13,000,000 has been provided for the construction-in-progress.

     Deferred consulting costs - Deferred consulting costs represents those costs paid to four consultants in respect of management service agreements as discussed in note 1. These costs shall be recognized over the periods of the service and any unearned portion shall be shown as an asset in the balance sheet.

     Income taxes - The charge/credit for income taxes is based on the results for the year as adjusted for items which are non-assessable or disallowed. Temporary differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of temporary differences, computed under the liability method, is recognized as deferred taxation in the financial statements. A valuation allowance is provided to the extent realisation of deferred tax assets is not considered as more likely than not.

                              NEW CHINA HOMES, LTD.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

     Recognition of revenue - When homes are sold in advance of completion, profit recognized is calculated under a percentage of completion method when construction has progressed beyond the preliminary stage. Each phase is accounted for on an individual building-by-building basis. The percentage used is the proportion of construction cost (including land and common costs allocated) incurred at the balance sheet date to estimated total construction cost. Revenues recognized on this basis are limited to the amount of sales proceeds received and receivable.

     Foreign currency translation - Assets and liabilities denominated in currencies other than the respective functional currency are translated at year end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Gains or losses from such foreign currency transactions are included in net income and amounted to a loss of HK$191,672 in 2000, a gain of HK$55,655 in 2001 and a loss of HK$879,725 in
     2002.

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

     Earnings (loss) per share - Basic earnings (loss) per share was computed based on a weighted average number of shares outstanding of 10,538,630 in 2000, 12,700,000 in 2001 and 10,100,000 in 2002. Basic earnings (loss) per share for 2000, 2001 and 2002 is equal to diluted earnings per share. For 2000, diluted earnings per share reflected potential dilution that could occur if the stock options and warrants issued were converted into common shares, unless the effects are antidilutive. Basic earnings per share for 2000 is equal to diluted earnings per share since the dilutive effect of the share options and warrants is insignificant. For 2001 and 2002, the share options and warrants were excluded from the diluted weighted average number of shares as their effect were antidilutive.

     For 2001 and 2002, warrants were excluded from the diluted weighted average number of shares as their effect were antidilutive.

     Use of estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              NEW CHINA HOMES, LTD.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

     Accounting Principles Recently Issued and Not Yet Adopted

     In June 2001, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" was issued. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001. This statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The statement requires that goodwill and certain other intangibles with an indefinite life, as defined in the standard, no longer be amortized. However, goodwill and such intangibles would have to be assessed each year to determine whether an impairment loss had occurred. Any impairment recognized upon adoption would be recorded as a change in accounting principle. Future impairments would be recorded in income from continuing operations. The statement provides specific guidance for testing goodwill for impairment. Based upon current information, management believes there has been no impairment of the carrying amount of assts the Company has of the report date, as a result, management expects there to be no effect on the financial position or results of operations of the Company.

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

     The FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and portions of APB Opinion No. 30, "Reporting the Results for Operations". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the periods in which the losses are incurred, rather than as of the measurement date as previously required. The Company will be required to adopt this standard on April 1, 2002. Management is assessing, but has not yet determined, the impact that SFAS No. 144 will have, if any, on its financial position and results of operations.

                              NEW CHINA HOMES, LTD.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment to FASB Statement 13, and Technical Corrections". One of the major changes of this statement is to change the accounting for the classification of gains and losses from the extinguishment of debt. Upon adoption the Company will follow Accounting Principles Board Opinions No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions in determining whether such extinguishment of debt may be classified as extraordinary. The provisions of this statement related to the rescission of FASB Statement 4 shall be applied in fiscal years beginning after May 15, 2002 with early application encouraged. Management is assessing, but has not yet determined, the impact that SFAS No. 145 will have, if any, on its financial position and results of operations.

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

     Convenience translation into United States Dollars - The consolidated financial statements of the Company are expressed in Hong Kong Dollars. The translations of Hong Kong dollar amounts into United States dollars are included solely for the convenience of the readers and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange on March 31, 2002. Such translations should not be construed as representations that the Hong Kong dollar amounts could be converted into United States dollars, at that rate or any other rate.

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

     CHINA:

     Under the existing Chinese tax regulations, the sales of real estate in advance of completion is subject to provisional income tax. Income tax is calculated based on the 33% of the assessable profits arising in China.

     The components of income (loss) before minority interests and income taxes are as follows:

                                                                                          March 31,
                                                              ---------------------------------------------------------------------
                                                                 2000               2001                 2002                2002
                                                              ----------         -----------         -----------         ----------
                                                                  HK$                HK$                  HK$                US$
                                                                                                                          (note 2)
China ...............................................         22,083,728          15,969,458         (35,703,389)        (4,577,357)
Hong Kong ...........................................         (9,711,124)        (16,770,014)        (17,966,307)        (2,303,373)
                                                              ----------         -----------         -----------         ----------
                                                              12,372,604            (800,556)        (53,669,696)        (6,880,730)
                                                              ==========         ===========         ===========         ==========

     The provision for income taxes consists of the following:

                                                                                   Year ended March 31,
                                                   ---------------------------------------------------------------------------------
                                                      2000                    2001                    2002                   2002
                                                   ----------              ----------              ----------              --------
                                                       HK$                     HK$                     HK$                    US$
                                                                                                                           (note 2)
China:
  Current ............................             (6,154,320)             (5,799,842)             (2,320,628)             (297,517)
  Deferred ...........................             (1,354,369)                 87,654                       -                     -
                                                   ----------              ----------              ----------              --------
                                                   (7,508,689)             (5,712,188)             (2,320,628)             (297,517)
                                                   ==========              ==========              ==========              ========

                              NEW CHINA HOMES, LTD.

3.   INCOME TAXES - continued

     A reconciliation between the provision for income taxes computed by applying the China statutory tax rate of 33% for each period to income
     (loss) before minority interests and income taxes and the actual provision for income taxes is as follows:

                                                                                       Year ended March 31,
                                                               --------------------------------------------------------------------
                                                                  2000               2001                2002               2002
                                                               ----------         ----------          ----------          ---------
                                                                   HK$                HK$                 HK$                US$
                                                                                                                          (note 2)
Standard income tax rate applied to
 (income) loss before minority
 interests and income taxes ...........................        (4,082,959)           264,813          17,711,000          2,270,641
Effect of no benefit attributable to
 tax loss for Hong Kong operations ....................        (2,997,691)        (5,534,734)         (5,928,881)          (760,113)
Interest expense not deductible in
 Hong Kong ............................................          (206,980)          (277,950)            (94,243)           (12,082)
Expenses not deductible in China ......................          (193,254)          (164,317)         (4,848,076)          (621,549)
Increase in valuation allowance .......................                 -                  -          (6,839,800)          (876,897)
Effect of tax law change relating to
 prior years (Note) ...................................                 -                  -          (2,320,628)          (297,517)
Other .................................................           (27,805)                 -                   -                  -
                                                               ----------         ----------          ----------          ---------
Income taxes ..........................................        (7,508,689)        (5,712,188)         (2,320,628)          (297,517)
                                                               ==========         ==========          ==========          =========


     Note: In accordance with a new Chinese tax regulation issued in December 2001, the calculation of taxable profit of companies in the real estate industry was clarified and the taxable profit should be based on the actual accrual basis. This change resulted in an additional tax obligation relating to fiscal year 2001 of HK$3,816,581 and an over provision of HK$1,495,953 prior to fiscal year 2001. There amounts were recorded in 2002.

     The  components of deferred tax liability (asset) are as follows:

                                                                                           2001             2002             2002
                                                                                         ---------       ----------        --------
                                                                                            HK$              HK$              US$
                                                                                                                           (note 2)
Deferred tax liability (asset):
Difference in income recognition for home sales ..................................       5,063,341                -               -
Tax losses .......................................................................               -       (2,549,800)       (326,897)
Impairment loss of property, equipment and
 construction-in-progress ........................................................               -       (4,290,000)       (550,000)
                                                                                         ---------       ----------        --------
Deferred tax (asset) liability before valuation
 allowance .......................................................................       5,063,341       (6,839,800)       (876,897)
Valuation allowance ..............................................................               -        6,839,800         876,897
                                                                                         ---------       ----------        --------
Net deferred tax liability .......................................................       5,063,341                -               -
                                                                                         =========       ==========        ========

                              NEW CHINA HOMES, LTD.

4.   RESTRICTED CASH

     Chingchu has entered into agreements with certain banks in respect of mortgage loans provided to home buyers of Chingchu California Gardens. In accordance with those agreements, Chingchu deposits either 10% of the consideration of the properties sold and financed under the mortgage loans or between 10% and 20% of the amount of financing provided as a guarantee for settlement of the mortgage installments. Should mortgagors fail to pay mortgage installments, the bank can draw down the deposits up to the amount of mortgage installments not paid during the period from the mortgage drawdown to the date of releasing such guarantees. The guarantees will be released when the property title deeds are passed to banks as security for the respective mortgage loans. At March 31, 2001 and 2002, deposits of HK$4,511,030 and HK$697,638, respectively, were placed with banks to guarantee the above agreements.

     At March 31, 2001 and 2002, deposits of HK$4,433,992 and HK$1,556,020 respectively, had been pledged with banks as security for short-term bank borrowings.


5.   OTHER PREPAID TAXES

                                                                                             March 31,
                                                                           --------------------------------------------
                                                                             2001              2002              2002
                                                                           ---------         ---------         --------
                                                                              HK$               HK$               US$
                                                                                                               (note 2)
     Provisional land appreciation tax........................             2,116,000         2,162,000         277,179
                                                                           =========         =========         =======

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

     In addition, as the Company sells ordinary standard residential apartments, as defined in the relevant regulations, the Company is exempted from land appreciation tax if the appreciated amount over the deductible cost is less than 20%. If the amount of the appreciated amount exceeds the deductible costs by more than 20%, the entire amount of the appreciation will be subject to land appreciation tax as stated above. The Company had made a provisional payment to the relevant Tax Bureau in 2000. In accordance with the above rule, the land appreciation tax will be finalized with the relevant tax bureau upon completion of the Chingchu California Gardens. According to the information available and management's estimates as of March 31, 2002, management believes that the Company is not liable for Land Appreciation Tax and the full amount of tax paid amounting to HK$2,116,000 (Rmb2,300,000) will be refunded upon completion of the whole project.

                              NEW CHINA HOMES, LTD.

6.   LAND AND LOTS UNDER DEVELOPMENT AND COMPLETED HOMES

     In May 1997, the Company's subsidiary, Chingchu, commenced construction of a residential community called Chingchu California Gardens on a site in Shanghai, China. The project is being developed and sold on a phase basis and a total of 7 phases are planned for development. The planned development period spans from 1997 to 2008, during which approximately 8,000 units are to be constructed in a planned area of approximately 1,334,000 square meters. As at March 31, 2002, the Company has obtained the land use rights which represent the legal ownership of five plots of land for the development of Phases 1 through 5. This represents approximately 604,300 square meters.

     After obtaining the pre-sales certificates from the Shanghai House and Land Administration Bureau, sales of units in Phase 2, Phase 3 and Phase 4 commenced during the years ended March 31, 1999, 2000 and 2001, respectively, and sales of units in Phase 5 commenced during the year ended March 31, 2002.

     At the balance sheet dates, land and lots under development and completed houses comprised:

                                                                                                    March 31,
                                                                            --------------------------------------------------------
                                                                                2001                   2002                  2002
                                                                            -----------            -----------            ----------
                                                                                 HK$                    HK$                   US$
                                                                                                                           (note 2)
         Completed homes .......................................             79,986,412             26,557,251             3,404,776
         Land held under 70 years lease,
          at cost ..............................................             44,785,684             41,171,419             5,278,387
         Construction costs of lots under
          development ..........................................             78,476,433            109,398,932            14,025,503
                                                                            -----------            -----------            ----------
                                                                            203,248,529            177,127,602            22,708,666
                                                                            ===========            ===========            ==========


         As of March 31, 2002, included above are completed homes and land and lots under development amounting to HK$4,600,360 (2001: HK$26,753,600) and HK$30,136,400 (2001: HK$26,763,600), respectively, which have been pledged as security for the bank borrowings.

         As common in the construction industry, contractors may from time to time make additional claims for work done beyond the amounts specified in the construction contracts. The Company has received such additional claims amounting to approximately HK$15 million relating to construction work carried out by contractors prior to March 31, 2001 (inclusive of the amounts of HK$14 million set out in note 12). Such claims are subject to negotiation between the Company and the contractors, and failing negotiation, arbitration by an independent quantity surveyor. Of this amount, approximately HK$5.9 million related to work encompassed by the construction contract which has not been paid by Chingchu, has been recorded as a liability in the accompanying financial statement as of March 31, 2002.

                              NEW CHINA HOMES, LTD.

7.   PROPERTY, EQUIPMENT, AND CONSTRUCTION-IN-PROGRESS, NET

     Property, equipment and construction-in-progress consists of the following:

                                                                                                      March 31,
                                                                                 ---------------------------------------------------
                                                                                    2001                 2002                 2002
                                                                                 ----------           ----------           ---------
                                                                                     HK$                  HK$                  US$
                                                                                                                            (note 2)
         At cost:
         Land and building ...........................................           34,362,242           35,309,247           4,526,827
         Construction-in-progress ....................................           33,770,017           22,944,902           2,941,654
         Machinery and equipment .....................................               37,260               38,070               4,882
         Furniture and fixtures ......................................            1,349,641            1,390,486             178,268
         Motor vehicles ..............................................            4,107,200            2,475,260             317,341
         Electric equipment ..........................................            1,115,838            1,150,876             147,547
                                                                                 ----------           ----------           ---------
         Total .......................................................           74,742,198           63,308,841           8,116,519
         Less:
         Accumulated depreciation and amortization ...................            2,743,122            3,783,650             485,083
                                                                                 ----------           ----------           ---------
         Net book value ..............................................           71,999,076           59,525,191           7,631,436
                                                                                 ==========           ==========           =========

     Depreciation and amortization expense for the years ended March 31, 2000, 2001 and 2002 was HK$727,992, HK$1,505,194 and HK$1,588,056, respectively.


8.   BANK BORROWINGS

                                                                                               March 31,
                                                                   -----------------------------------------------------------------
                                                                      2001                        2002                       2002
                                                                   ----------                  ----------                  ---------
                                                                       HK$                         HK$                        US$
Short term ......................................                  69,598,000                  41,882,981                  5,369,613
Long term .......................................                   5,876,353                           -                          -
                                                                   ----------                  ----------                  ---------
                                                                   75,474,353                  41,882,981                  5,369,613
                                                                   ==========                  ==========                  =========

     The weighted average interest rate on long term borrowings was 6.95% as of March 31, 2001. At March 31, 2002, the Company and its subsidiaries did not have any unutilised facilities.

                              NEW CHINA HOMES, LTD.

8.   BANK BORROWINGS - continued

     As at March 31, 2001 and 2002, short-term bank borrowings are bearing interest at approximately 6.0% and 6.4%, respectively, per annum. As of March 31, 2001, the long term bank borrowings were bearing interest at US dollar prime rate plus 2% per annum.

     The bank borrowings are secured by:

     (i) guarantee given by the holding company of the minority shareholder of Chingchu at no cost to the Company;
     (ii)  guarantee give by a subsidiary of Far East at no cost to the Company;
     (iii) cash deposit (note 4);
     (iv)  land and lots under development of Chingchu (note 6); and
     (v)   completed homes of Chingchu (note 6).

     Total interest costs incurred, expensed and capitalized relating to bank borrowings were:

                                                                                                   March 31,
                                                                            -------------------------------------------------------
                                                                               2000           2001           2002            2002
                                                                            ----------     ----------      ---------      ---------
                                                                                HK$            HK$            HK$             US$
                                                                                                                          (note 2)
         Interest capitalized at beginning of the year:
           Land and lots under development .............................     4,301,952      4,265,394      2,656,924        340,631
           Completed homes .............................................        70,857        257,714      1,720,700        220,603
           Construction-in-progress ....................................     1,404,619      1,964,698      2,612,555        334,943
                                                                            ----------     ----------      ---------      ---------
           Total interest capitalization ...............................     5,777,428      6,487,806      6,990,179        896,177
                                                                            ==========     ==========      =========      =========
         Interest capitalized at beginning
          of the year ..................................................     5,777,428      6,487,806      6,990,179        896,177
         Plus interest incurred ........................................     3,395,303      5,111,192      3,559,502        456,346
         Less interest expensed as cost of
          home sales ...................................................    (2,684,925)    (3,840,479)      (994,621)      (127,516)
         Less interest transferred to property
          and equipment ................................................             -       (768,340)             -              -
                                                                            ----------     ----------      ---------      ---------
         Interest capitalized at end of the year .......................     6,487,806      6,990,179      9,555,060      1,225,007
                                                                            ==========     ==========      =========      =========
         Interest capitalized at end of the year:
           Land and lots under development .............................     4,265,394      2,656,924      5,472,390        701,588
           Completed homes .............................................       257,714      1,720,700        625,370         80,176
           Construction-in-progress ....................................     1,964,698      2,612,555      3,457,300        443,243
                                                                            ----------     ----------      ---------      ---------
           Total interest capitalization ...............................     6,487,806      6,990,179      9,555,060      1,225,007
                                                                            ==========     ==========      =========      =========

                              NEW CHINA HOMES, LTD.

9.   RELATED PARTY TRANSACTIONS

     At the balance sheet dates the Company and its subsidiaries had balances with the following parties:

                                                                                                           March 31,
                                                                                         -------------------------------------------
                                                                             Notes          2001             2002             2002
                                                                             -----       ----------       ----------       ---------
                                                                                             HK$              HK$             US$
                                                                                                                           (note 2)
         Due from related parties:
           Subsidiaries of Far East
            Consortium ...............................................       (i)          2,759,831                -               -
                                                                                         ==========       ==========       =========
         Due to related parties:
           Subsidiaries of Far East
            Consortium ...............................................       (i)          1,653,900        1,577,578         202,254
           Far East ..................................................       (ii)         5,312,661       13,933,522       1,786,349
           Party related to the minority
            shareholder of Chingchu ..................................       (iii)        6,933,288        9,707,106       1,244,500
                                                                                         ----------       ----------       ---------
                                                                                         13,899,849       25,218,206       3,233,103
                                                                                         ==========       ==========       =========

     (i) The amounts due from/to related companies represent unsecured advances which are interest free and repayable on demand.

     (ii) The amount is unsecured, interest free and has no fixed repayment terms.

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

                                                                               Year ended March 31,
                                                                  ---------------------------------------------
                                                                     2001              2002              2002
                                                                  ----------         ---------        ---------
                                                                      HK$               HK$              US$
                                                                                                      (note 2)

      Land fees and costs.............................            20,187,321                 -                -
      External infrastructure costs...................             9,782,091                 -                -
                                                                  ----------         ---------        ---------
                                                                  29,969,412                 -                -
                                                                  ==========         =========        =========


     The average amount due to the party related to the minority shareholder during the year ended March 31, 2001 and 2002 was HK$13,361,396 and HK$11,190,039, respectively. The party related to the minority shareholder did not charge the Company any interest during the years ended March 31, 2001 and 2002.

     At March 31, 2002, the amount due to the related party represented unsecured advances which are interest free and repayable on demand.


10.  TRADE ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Components of trade accounts payable and accrued expenses are as follows:

                                                                                                    March 31,
                                                                                 -----------------------------------------------
                                                                                    2001               2002              2002
                                                                                 ----------         ----------         ---------
                                                                                     HK$                HK$               US$
                                                                                                                       (note 2)
     Trade accounts payable ............................................         37,268,496         19,775,038         2,535,261
     Business tax payable ..............................................          4,771,968          4,742,817           608,053
     Accrued expenses ..................................................          7,963,546         16,710,034         2,148,721
                                                                                 ----------         ----------         ---------
                                                                                 50,004,010         41,277,889         5,292,035
                                                                                 ==========         ==========         =========

                              NEW CHINA HOMES, LTD.

10.  TRADE ACCOUNTS PAYABLE AND ACCRUED EXPENSES - continued

     During the year ended March 31, 2002, a new regulation has been imposed by the Chinese government such that the property developers have to contribute an amount calculated based on the floor area of the properties developed to the Chinese government as maintenance charges of the properties. During the year ended March 31, 2002, an amount of approximately HK$10,708,000 has been recognized in the consolidated statements of operations as a component of selling, general and administrative expenses of which an amount of HK$5,851,000 is unpaid as of March 31, 2002 and is included in accrued expenses. Included in the maintenance charges of HK$10,708,000, HK$1,694,000, HK$2,038,000 and HK$893,000 relate to properties sold for the year ended March 31, 2000, 2001 and 2002, respectively. The remaining balance of HK$6,083,000 relates to properties sold before April 1, 1999.


11.  STOCKHOLDERS' EQUITY

     Warrants

     In conjunction with the initial public offering of its shares, the Company issued 2,300,000 warrants. Each warrant entitles the holder thereof to purchase, at any time up to March 7, 2005, one common share at a price of US$5.75 per share, after which date the warrants will expire.

     The warrants are subject to redemption by the Company, at the option of the Company, at US$0.25 per warrant, upon 30 days' prior written notice, if the closing bid price, as reported on the Nasdaq National Market, or the closing sale price, as reported on a national or regional securities exchange, as applicable, of the common shares for 30 consecutive trading days ending within ten days of the notice of redemption of the warrants averages in excess of US$10.00 per share, subject to adjustment. In the event the Company exercises the right to redeem the warrants, such warrants will be exercisable until the close of business on the date of redemption stated in such notice. If any warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price. No warrants were redeemed during 2000, 2001 or 2002.

     In addition to the warrants issued in conjunction with the initial public offering, the Company issued to the managing underwriter and/or persons related to the managing underwriter, for nominal consideration, warrants to purchase up to 200,000 common shares at an exercise price of $8.25 per share and warrants to purchase up to 200,000 additional warrants at an exercise price of $0.20625 per warrant (collectively refer to as "Underwriter warrants"). Both warrants are exercisable for a five-year period commencing on March 8, 2000. Each warrant to purchase common shares is exercisable at an exercise price of $9.4875 per share.

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


12.  COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES

     The Company and its subsidiaries lease office and employee accommodation under various operating leases. Rental expense under operating leases was HK$175,566 in 2000, HK$279,748 in 2001 and HK$304,358 in 2002. At March 31,
     2002, the Company and its subsidiaries were committed under operating leases requiring minimum rentals as follows:

                                                                                                           HK$                 US$
                                                                                                         -------            --------
                                                                                                                            (note 2)
2003 .......................................................................................             262,080              33,600
2004 .......................................................................................             198,198              25,410
2005 .......................................................................................             208,104              26,680
2006 .......................................................................................             198,627              25,465
                                                                                                         -------             -------
                                                                                                         867,009             111,155
                                                                                                         =======             =======

                              NEW CHINA HOMES, LTD.

12.  COMMITMENTS AND CONTINGENCIES - continued

     CAPITAL EXPENDITURE

     At March 31, 2002, the Company had contracted for expenditure of approximately HK$87,723,000 in respect of land and lots under development relating to Chingchu California Gardens which is expected to be expended within the next two years. The Company has authorized but not yet contracted for additional expenditure on Chingchu California Gardens of approximately HK$216,576,000.

     GUARANTEES

     The Company has given guarantees in respect of mortgage loans provided to the buyers of Chingchu California Gardens as disclosed in note 4.

     At March 31, 2001 and 2002, the total amount of mortgages outstanding which are subject to these guarantees was approximately HK$74 million and HK$27 million, respectively.

     DEVELOPMENT COST

     In July 2001, Chingchu was sued by a contactor working for it to develop Phase III of Chingchu California Garden. The contractor alleges that Chingchu owes it approximately HK$14 million for work performed. Of this amount, approximately HK$3.8 million (net of HK$2.1 million due from this contractor) related to work encompassed by the construction contract which has not been paid by Chingchu, which has been recorded as a liability in the accompanying financial statement as of March 31, 2002. The remaining HK$10.2 million relates to additional charges sought by the contractor. In August 2001, Chingchu filed a counter-suit seeking approximately HK$10.6 million from the contractor asserting that it failed to comply with certain specifications of the construction contract and sought damages for the contractor's delay in completing the project. Both the contractor's suit and Chingchu's counter-suit are pending in a PRC court. The PRC court has ordered that certain assets of the Company be frozen, including 43 units in the Chingchu California Garden Project with a carrying value of HK$13.7 million, as well as receivables of approximately HK$1.7 million. The ultimate outcome of these matters is uncertain.

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

                              NEW CHINA HOMES, LTD.

13.  EMPLOYEE BENEFITS

     In accordance with local government regulations, Chingchu is required to make contributions to a defined contribution retirement fund which is administered by the Labour Bureau of the local government. Chingchu is required to contribute 25.5% of the total salary into the fund. Chingchu has no obligation for the pension payments or any post-retirement benefits beyond the annual contributions described above. Chingchu's contributions for the years ended March 31, 2000, 2001 and 2002 were HK$280,412, HK$280,891 and HK$257,607, respectively.

     According to the Mandatory Provident Fund ("MPF") legislation regulated by the Mandatory Provident Fund Scheme Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in an MPF Scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of HK$20,000 for each eligible employee) as calculated under the MPF legislation. The contributions made for the year ended March 31, 2001 and 2002 were HK$4,000 and HK$24,500, respectively.


14.  CONCENTRATION OF CREDIT RISK

     The Company maintains its cash and cash equivalents with banks and financial institutions in China. All sales are made to Chinese domestic home buyers.

     During the year ended March 31, 2002, an amount of approximately HK$14 million (2000 and 2001: Nil) has been written off against other receivable and amount due from related party directly. Of this amount, HK$8 million represented the balance of the investment cost in a Sino-foreign equity joint venture which the Company withdrew this investment during the year ended March 31, 2001 and the Company has been unable to collect this amount from the counter party during 2002. In addition, HK$2 million and HK$4 million represented the amount due from a contractor and a related party, respectively.

                              NEW CHINA HOMES, LTD.

14.  CONCENTRATION OF CREDIT RISK - continued

     Details of movements of the allowance for doubtful account of trade receivable for the years ended March 31, 2000, 2001 and 2002 are as follows:

                                                                            2000            2001             2002             2002
                                                                           -------       ---------        ---------         -------
                                                                             HK$             HK$              HK$              HK$
         At beginning of year ......................................             -         981,783        1,758,740         225,479
         Bad debt expense ..........................................       981,783         776,957                -               -
         Amount written back .......................................             -               -         (574,472)        (73,650)
                                                                           -------       ---------        ---------         -------
         At end of year ............................................       981,783       1,758,740        1,184,268         151,829
                                                                           =======       =========        =========         =======


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


16.  STOCK OPTION PLAN

     In August 1999, the Company adopted a 1999 Stock Option and Restricted Stock Purchase Plan (the "Plan"). Under the Plan, the compensation committee of the board of directors has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the status of any granted option, the vesting schedule to be in effect for the option grant and maximum term for which any granted option is to remain outstanding. Each option granted under the Plan has a maximum term of 10 years.

     A summary of stock option activity is as follows:

                                                                                                                 Weighted
                                                                                             Number               average
                                                                                            of shares         exercise price
                                                                                            ---------         --------------
                                                                                                                    US$
         Outstanding at April 1, 1999.................................................              -                     -
           Granted....................................................................        140,000                   7.5
           Exercised..................................................................              -                     -
           Lapsed.....................................................................              -                     -
                                                                                              -------                   ---
         Outstanding at March 31, 2000 and 2001.......................................        140,000                   7.5
           Lapsed ....................................................................         40,000                   7.5
                                                                                              -------                   ---
         Outstanding at March 31, 2002................................................        100,000                   7.5
                                                                                              =======                   ===

                              NEW CHINA HOMES, LTD.

16.  STOCK OPTION PLAN - continued

                                                                                                         March 31, 2002
                                                                                                         --------------
         Options available for grant.............................................................             600,000
         Options exercisable.....................................................................             100,000
         Options exercisable weighted average exercise price.....................................              US$7.5

     Additional stock plan information

     In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company applied Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock option plans, and accordingly does not record compensation costs unless the exercise price is less than the fair market value of shares at the grant date. If the Company had elected to recognize compensation cost based on the fair value of the option granted at the grant date as prescribed by SFAS No. 123, net income
     (loss) and income (loss) per share would have been reduced to the pro forma amounts shown below:

                                                                                                March 31,
                                                                     --------------------------------------------------------------
                                                                        2000              2001             2002             2002
                                                                     ---------        ---------        ----------        ----------
                                                                         HK$               HK$              HK$              US$
                                                                                                                          (note 2)
         As reported
           Net income (loss) ..................................       4,600,347       (6,715,494)      (55,372,126)      (7,098,992)
           Income (loss) per share - basic
            and diluted .......................................            0.44            (0.53)            (5.48)           (0.70)
         Pro forma
           Net loss ...........................................      (1,421,403)               -                 -                -
           Loss per share - basic and diluted .................           (0.13)               -                 -                -

     There were no stock options granted in the years ended March 31, 2001 and 2002. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated using option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

     The Company's calculations were made using the Black-Scholes option pricing models with the following weighted average assumptions:

                                                                                              Year ended March 31, 2000
                                                                                              -------------------------
         Dividend yield......................................................                               -
         Expected volatility.................................................                             57%
         Risk-free interest rate.............................................                           6.44%
         Expected life of option following vesting (in months)...............                             120

     The valuations of the computed weighted average fair values of option grants under SFAS No. 123 in 2000 was US$5.55.

                              NEW CHINA HOMES, LTD.

17.  COMPREHENSIVE INCOME (LOSS)

     SFAS No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in net assets during the period from non-owner sources. The reconciliation of net income
     (loss) to comprehensive income (loss) is as follows:

                                                                                          Years ended March 31,
                                                                       ------------------------------------------------------------
                                                                          2000           2001             2002              2002
                                                                       ---------      ----------       -----------       ----------
                                                                           HK$            HK$              HK$               US$
                                                                                                                          (note 2)
         Net income (loss) ......................................      4,600,347      (6,715,494)      (55,372,126)      (7,098,992)
         Changes in other comprehensive
          income:
           Translation adjustments ..............................        387,716      (3,109,684)        3,581,395          459,153
                                                                       ---------      ----------       -----------       ----------
         Total comprehensive income (loss) ......................      4,988,063      (9,825,178)      (51,790,731)      (6,639,839)
                                                                       =========      ==========       ===========       ==========


18.  SEGMENT INFORMATION

     The Company operates in one business segment, which is the sale of real estate developments and sales are from one geographical region, China.


19.  SUBSEQUENT EVENT

     As stated in note 1 to the consolidated financial statements, the Company entered an agreement with Wonder China to dispose of its 100% interest in Top Trend, which owns a shopping center under development. The parties had delayed completion of the transaction until March 31, 2002. On or about March 31, 2002, the warranty was still not fulfilled and the parties had agreed to extend the due date of the Promissory Note to September 30, 2002 and delayed the completion of the transaction until September 30, 2002. On or about September 30, 2002, the warranty was still not fulfilled and the parties mutually agreed to terminate the transaction. As of October 2, 2002, the transaction was terminated, the Promissory Note was cancelled and the Company is obligated to refund to Wonder China the Deposit. The parties have agreed to waive any and all claims against the other in connection with the termination of the transaction.

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


Date: 28 January 2003
     .................

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




Date: 28 January 2003
     .................

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